Exhibit 99.1

                             , 2021

Dear J2 Global, Inc. Stockholder:

In April 2021, J2 Global, Inc. (“J2 Global”) announced plans to separate into two independent, industry-leading companies.

The first, Consensus Cloud Solutions, Inc. (“Consensus”), will leverage its position as a leading provider of secure data exchange, focused primarily on the healthcare sector, to create an end-to-end solution addressing healthcare interoperability. Its business will primarily comprise J2 Global’s existing Cloud Fax business.

The second, J2 Global, will continue its strategy of building a leading internet platform focused on key verticals, including technology & gaming, shopping, health, cybersecurity and martech. In connection with the separation, J2 Global will be renamed Ziff Davis, Inc. (“Ziff Davis”). Following the distribution, Ziff Davis will trade on the Nasdaq under the symbol “ZD.”

Each of these companies will have strong financial foundations, compelling innovation roadmaps, sharpened strategic focus and experienced leadership teams. The separation is intended to, among other things, enable independent growth strategies of each company and align management incentives and increase management focus on each company’s business. As independent companies, each of Consensus and J2 Global will be able to focus its capital deployment and investment strategies and implement an appropriate capital structure to meet the needs of its business.

The separation will occur by means of a pro rata distribution to J2 Global stockholders of at least 80.1% of the outstanding shares of Consensus. Consequently, the separation will provide J2 Global stockholders with ownership interests in both J2 Global and Consensus.

Each J2 Global stockholder will receive one share of Consensus common stock for every three shares of J2 Global common stock held on                 , 2021, the record date for the distribution. The distribution is expected to occur on                 , 2021. It is intended that, for U.S. federal income tax purposes, the distribution generally will be tax-free to J2 Global stockholders. You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.

You do not need to take any action to receive shares of Consensus common stock to which you are entitled as a J2 Global stockholder. You do not need to pay any consideration or surrender or exchange your shares of J2 Global common stock to participate in the spin-off.

I encourage you to read the attached information statement, which is being provided to all J2 Global stockholders who held shares on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about Consensus.

I believe the separation will create two compelling companies well positioned to create enduring value and to drive value for our stockholders. We remain committed to working on your behalf to continue to build long-term stockholder value.

Sincerely,

Vivek Shah

Chief Executive Officer

J2 Global, Inc.

, 2021

Dear Future Consensus Cloud Solutions, Inc. Stockholder:

I am pleased to welcome you as a future stockholder of Consensus Cloud Solutions, Inc. (“Consensus”). Our new company will leverage its position as a leading provider of secure data exchange that provides various tiers of service with increasing levels of features and functionality to customers around the world looking to exchange information in a secure and efficient manner.

Consensus has served sole proprietors, small and medium-sized businesses, and enterprises for over 20 years and is the largest provider of online fax solutions today. Consensus has remained at the forefront of innovation and our goal is to be an early leader in the healthcare interoperability solutions market, which we expect will provide Consensus with robust organic growth opportunities. As a result, we believe Consensus is well positioned to drive growth and deliver long-term stockholder value.

Consensus has applied to list its common stock on the Nasdaq Global Select Market under the symbol “CCSI.” I encourage you to learn more about Consensus and our strategic initiatives by reading the attached information statement.

Sincerely,

Scott Turicchi

Chief Executive Officer and

Interim Chief Financial Officer

Consensus Cloud Solutions, Inc.

Information contained herein is preliminary and subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 2021

INFORMATION STATEMENT

Consensus Cloud Solutions, Inc.

This information statement is being furnished to the stockholders of J2 Global, Inc. (“J2 Global”) in connection with the distribution by J2 Global to its stockholders of at least 80.1% of the outstanding shares of common stock of Consensus Cloud Solutions, Inc., a wholly owned subsidiary of J2 Global that will hold, directly or indirectly, the assets and liabilities associated with J2 Global’s Cloud Fax business (“Consensus”). To implement the distribution, J2 Global will distribute at least 80.1% of the shares of Consensus common stock on a pro rata basis to J2 Global stockholders in a distribution that is generally intended to be tax-free to J2 Global stockholders for U.S. federal income tax purposes.

For every three shares of J2 Global common stock held of record by you as of the close of business on                , 2021, the record date for the distribution, you will receive one share of Consensus common stock. You will receive cash in lieu of any fractional shares of Consensus common stock that you would otherwise have received after application of the above distribution ratio. As discussed herein under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of J2 Global common stock “regular-way” after the record date and before the distribution, you will also be selling your right to receive shares of Consensus common stock in connection with the separation. We expect that shares of Consensus common stock will be distributed by J2 Global to you on                , 2021. We refer to the date on which J2 Global commences distribution of the Consensus common stock to the holders of shares of J2 Global common stock as the “distribution date.”

No vote of J2 Global stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send J2 Global a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing J2 Global shares or take any other action to receive your shares of Consensus common stock.

There is currently no trading market for Consensus common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution. We expect “regular-way” trading of Consensus common stock to begin on the first trading day following the distribution. Consensus has applied to have its common stock authorized for listing on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “CCSI.” Shortly prior to the distribution, J2 Global will be renamed Ziff Davis, Inc. (“Ziff Davis”). Following the distribution, Ziff Davis will trade on the Nasdaq under the symbol “ZD.” In this information statement, we refer to J2 Global both before and after the separation as J2 Global, though following the separation J2 Global will be called Ziff Davis, Inc.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 12.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                 , 2021.

This information statement was first made available to J2 Global stockholders on or about                 , 2021.

Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Consensus assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Except in the section entitled “Management’s Discussion and Analysis of Financial Condition” or unless the context otherwise requires, references in this information statement to “Consensus,” “we,” “us,” “our,” “our company” and “the Company” refer to Consensus Cloud Solutions, Inc., a Delaware corporation, and its consolidated subsidiaries. References to “Historical Cloud Services” refer to the business and operations of J2 Cloud Services, LLC, a Delaware limited liability company and currently a wholly-owned subsidiary of J2 Global, Inc. Historical Cloud Services’ businesses include the Cloud Fax business, B2B backup business, cybersecurity business (including its Livedrive Backup business) and martech business. The martech business has historically been referred to as the SMB enablement business, and J2 Global intends to refer to that business as martech going forward. In this information statement, we generally refer to the business as SMB enablement when referring to the historical business and as martech when referring to the business prospectively. Unless the context otherwise requires, references in this information statement to “J2 Global” refer to J2 Global, Inc., a Delaware corporation, and its consolidated subsidiaries. References to J2 Global following the separation refer to the J2 Global businesses remaining after the separation. Shortly prior to the distribution, J2 Global will be renamed Ziff Davis, Inc. Following the distribution, Ziff Davis will trade on the Nasdaq under the symbol “ZD.” In this information statement, we refer to J2 Global both before and after the separation as J2 Global, though following the separation J2 Global will be called Ziff Davis, Inc. Unless the context otherwise requires, references in this information statement to the “internal reorganization” refer to the transfer by Historical Cloud Services of its B2B backup business, cybersecurity business and SMB enablement business to legal entities that will be part of

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J2 Global after the separation such that Historical Cloud Services will continue to hold only its Cloud Fax business and will become a wholly owned subsidiary of Consensus. References to the “separation” refer to the creation, as a result of the distribution, of an independent, publicly traded company, Consensus, that holds the assets and liabilities associated with the Cloud Fax business, as further described herein. Unless the context otherwise requires, references in this information statement to the “distribution” refer to the distribution by J2 Global to J2 Global stockholders as of the record date of at least 80.1% of the outstanding shares of Consensus, as further described herein.

All financial and operating metrics regarding the Consensus business set forth in the sections of this information statement entitled “Information Statement Summary—Our Company,” “Risk Factors” and “Business” are presented on a pro forma basis for the separation.

Industry and Market Data

The market data and certain other statistical information used throughout this information statement includes industry data and forecasts that are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, we have not independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this information statement entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks, Trade Names and Service Marks

Consensus owns or has rights to use the trademarks, service marks, trade names and domain names that it uses in conjunction with the operation of its business. Consensus holds the following trademarks, among others: eFax®, SFax®, SRFax, MyFax®, and eFax Corporate™. Each trademark, trade name or service mark of any other company appearing in this information statement is, to our knowledge, owned by such other company.

Non-GAAP Financial Measures

Adjusted EBITDA and pro forma Adjusted EBITDA are non-GAAP financial measures, or those not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measure, please see the sections of this information statement entitled “Unaudited Pro Forma Combined Financial Statements—Non-GAAP Financial Measure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Consensus Cloud Solutions, Inc. and why is J2 Global separating Consensus’ business and distributing Consensus stock?

Consensus, which is currently a wholly owned subsidiary of J2 Global, was formed to hold the outstanding equity interests in Historical Cloud Services, which after the internal reorganization and separation, will own and operate its Cloud Fax business. The separation of Consensus from J2 Global and the distribution of Consensus common stock are intended to, among other things, (i) give each company the flexibility to focus on and pursue independent strategic, financial and growth plans consistent with that company’s unique areas of expertise and market opportunities, to best accomplish its specific business and operational goals; (ii) permit each company to develop independent capital allocation strategies, taking into account their differing margin profiles; (iii) allow each of J2 Global and Consensus to be managed more efficiently as separate companies in accordance with the characteristics and requirements of each business, and increased management focus on the separate business is expected to result, among other things, in many improved operating efficiencies; (iv) allow the companies to use their equity in a more commercially efficient manner; (v) increase the attractiveness of the stock of J2 Global as an acquisition currency; and (vi) enable each company to align its recruiting, retention and equity based incentive plans with its respective operating and stock price performance and implement specific performance measurement metrics and incentive structures to compensate individual management teams of each company in accordance with the respective strategic and financial priorities of each business. J2 Global and Consensus expect that the internal reorganization and the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Internal Reorganization,” “The Separation and Distribution—Background” and “The Separation and Distribution—Reasons for the Separation.”

What is the Internal Reorganization?	Historical Cloud Services, which prior to the separation is a wholly owned subsidiary of J2 Global, owns and operates its Cloud Fax, B2B backup, cybersecurity and SMB enablement businesses. In the internal reorganization prior to the separation, Historical Cloud Services will transfer its B2B backup, cybersecurity and SMB enablement businesses (including its Livedrive Backup business) to legal entities that will be part of J2 Global following the separation. Historical Cloud Services will retain its Cloud Fax business and will become a wholly owned subsidiary of Consensus.

Why am I receiving this document?	J2 Global is delivering this document to you because you are a holder of shares of J2 Global common stock. If you are a holder of shares of J2 Global common stock as of the close of business on , 2021, the record date for the distribution, you will be entitled to receive one share of Consensus common stock for every three shares of J2 Global common stock that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in J2 Global and your investment in Consensus after the separation.

How will the separation of Consensus from J2 Global work?	To accomplish the separation, J2 Global will distribute at least 80.1% of the outstanding shares of Consensus common stock to J2 Global stockholders on a pro rata basis in a distribution intended to be tax-free to J2 Global stockholders for U.S. federal income tax purposes.

Why is the separation of Consensus structured as a distribution?	J2 Global believes that a distribution of shares of Consensus common stock to J2 Global stockholders is an efficient way to separate its Cloud Fax business in a manner that will create long-term value for J2 Global and its stockholders.

What are the risks associated with the spin-off?	There are a number of risks associated with the spin-off and resultant ownership of our common stock. These risks are discussed under “Risk Factors” beginning on page 12.

What is the record date for the distribution?	The record date for the distribution will be , 2021.

When will the separation and the distribution occur?	It is expected that at least 80.1% of the shares of Consensus common stock will be distributed by J2 Global on , 2021 to holders of record of shares of J2 Global common stock as of the record date for the distribution. The separation will become effective at the time of the distribution. However, no assurance can be provided as to the timing of the separation and the distribution or that all conditions to the distribution will be met.

What do stockholders need to do to participate in the distribution?	Stockholders of J2 Global as of the record date for the distribution will not be required to take any action to receive Consensus common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of J2 Global common stock or take any other action to receive your shares of Consensus common stock. Please do not send in any J2 Global stock certificates. The distribution will not affect the number of outstanding J2 Global shares or any rights of J2 Global stockholders, although it will affect the market value of each outstanding J2 Global common share.

How will shares of Consensus common stock be issued?	You will receive shares of Consensus common stock through the same channels that you currently use to hold or trade shares of J2 Global common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of shares of Consensus common stock will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of J2 Global common stock as of the close of business on the record date for the distribution, including any shares owned in certificate form, J2 Global, with the assistance of Computershare Trust Company, N.A., the settlement and distribution agent, will electronically distribute shares of Consensus common stock to you or to your brokerage firm on your behalf in book-entry form. Computershare Trust Company, N.A. will mail you a book-entry account statement that reflects your shares of Consensus common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of Consensus common stock will I receive in the distribution?	J2 Global will distribute to you one share of Consensus common stock for every three shares of J2 Global common stock held by you as of the record date for the distribution. Based on the number of shares of J2 Global common stock outstanding as of September 9, 2021, a total of approximately 16.1 million shares of Consensus common stock are expected to be distributed. For additional information on the distribution, see “The Separation and Distribution.”

Will Consensus issue fractional shares of its common stock in the distribution?	No. Consensus will not issue fractional shares of its common stock in the distribution. Fractional shares that J2 Global stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise have been entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable, for U.S. federal income tax purposes, to the recipient J2 Global stockholders. See “Material U.S. Federal Income Tax Considerations.”

What are the conditions to the distribution?

The distribution is subject to final approval by the board of directors of J2 Global, as well as to a number of conditions, including, among others:

•  completion of the internal reorganization;

•  the transfer of assets and liabilities to Consensus in accordance with the separation agreement will have been completed, other than assets and liabilities intended to be transferred after the distribution;

v

•  the making of a distribution of approximately $260 million from Consensus to J2 Global in connection with the separation and the reimbursement by Consensus of $10 million of expenses incurred or expected to be incurred by J2 Global in connection with the separation;

•  J2 Global will have received (i) a private letter ruling from the IRS, satisfactory to J2 Global’s board of directors, regarding certain U.S. federal income tax matters relating to the separation and related transactions and (ii) an opinion of Gibson, Dunn & Crutcher LLP, satisfactory to J2 Global’s board of directors, regarding the qualification of the distribution, together with certain related transactions, as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”).

•  the U.S. Securities and Exchange Commission (the “SEC”) will have declared effective the registration statement of which this information statement forms a part, no stop order suspending the effectiveness of the registration statement will be in effect, no proceedings for such purpose will be pending before or threatened by the SEC and this information statement will have been made available to J2 Global stockholders;

•  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions will be in effect;

•  the shares of Consensus common stock to be distributed will have been approved for listing on the Nasdaq, subject to official notice of issuance;

•  the receipt of an opinion from an outside valuation advisory firm as to various solvency and capital adequacy matters concerning each of Consensus and J2 Global after the distribution that is in form and substance acceptable to J2 Global in its sole discretion; and

•  no other event or development will have occurred or exist that, in the judgment of J2 Global’s board of directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.

Consensus cannot assure you that any or all of these conditions will be met. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

Can J2 Global decide to cancel the distribution of Consensus common stock even if all the conditions have been met?	Yes. Until the distribution has occurred, J2 Global has the right to terminate the distribution, even if all of the conditions are satisfied. See “Certain Relationships and Related Person Transactions—The Separation and Distribution Agreement—Termination.”

What if I want to sell my J2 Global common stock or my Consensus common stock?	If you sell your shares of J2 Global common stock prior to or on the distribution date, you may also be selling your right to receive shares of Consensus common stock. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor regarding the specific implications of selling your J2 Global common stock prior to or on the distribution date.

What is “regular-way” and “ex-distribution” trading of J2 Global stock?

Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, it is expected that there will be two markets in shares of J2 Global common stock: a “regular-way” market and an “ex-distribution” market. Shares of J2 Global common stock that trade in the “regular-way” market will trade with an entitlement to shares of Consensus common stock to be distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Consensus common stock to be distributed pursuant to the distribution.

If you decide to sell any shares of J2 Global common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of J2 Global common stock with or without the entitlement to Consensus common stock pursuant to the distribution.

Where will I be able to trade shares of Consensus common stock?	Consensus has applied to list its common stock on the Nasdaq under the symbol “CCSI.” Consensus anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to the distribution date, and that “regular-way” trading in Consensus common stock will begin on the first trading day following the distribution. If trading begins on a “when-issued” basis, you may purchase or sell Consensus common stock up to the distribution date, but your transaction will not settle until after the distribution date. Consensus cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of shares of J2 Global common stock?	In connection with the separation, J2 Global will be renamed Ziff Davis, Inc. Following the distribution, Ziff Davis will trade on the Nasdaq under the symbol “ZD.”

Will the number of shares of J2 Global common stock that I own change as a result of the distribution?	No. The number of shares of J2 Global common stock that you own will not change as a result of the distribution.

How will equity-based and other long-term incentive compensation awards held by J2 Global employees be affected as a result of the distribution?	We currently anticipate that equity-based and long-term incentive compensation awards from J2 Global held by individuals who will be employed by Consensus following the distribution will be converted into awards under Consensus’ equity and long-term incentive compensation programs and that such awards held by others who do not transfer will remain outstanding pursuant to the applicable plans maintained by J2 Global, with corresponding adjustments made to the number of shares of J2 Global common stock subject to such awards and the reference price of such awards. For additional information regarding the expected treatment of equity-based and long-term incentive compensation awards, see “Treatment of J2 Global Equity-Based Awards at the Time of Separation.”

Will the distribution affect the market price of my J2 Global shares?	Yes. As a result of the distribution, it is expected that the trading price of shares of J2 Global common stock immediately following the distribution will be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Cloud Fax business held by Consensus. The combined trading prices of three shares of J2 Global common stock and one share of Consensus common stock after the distribution (representing the number of shares of Consensus common stock to be received per every three shares of J2 Global common stock in the distribution) may be equal to, greater than or less than the trading price of three shares of J2 Global common stock before the distribution.

What are the material U.S. federal income tax consequences of the distribution?

It is a condition to the distribution that J2 Global receive (i) a private letter ruling from the IRS, satisfactory to J2 Global’s board of directors, regarding certain U.S. federal income tax matters relating to the separation and related transactions and (ii) an opinion of Gibson, Dunn & Crutcher LLP, satisfactory to J2 Global’s board of directors, regarding the qualification of the distribution, together with certain related transactions, as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the distribution, together with certain related transactions, so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Consensus common stock pursuant to the distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of Consensus common stock.

You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws. For more information regarding the material U.S. federal income tax considerations of the distribution, see the section entitled “Material U.S. Federal Income Tax Considerations.”

What will Consensus’ relationship be with J2 Global following the separation?	Following the distribution, J2 Global stockholders will own directly at least 80.1% of the outstanding shares of common stock of Consensus, and Consensus will be a separate company from J2 Global. J2 Global may retain up to 19.9% of the outstanding shares of Consensus following the distribution. Consensus will enter into a separation and distribution agreement with J2 Global to effect the separation and provide a framework for Consensus’ relationship with J2 Global after the separation. Consensus and J2 Global will also enter into certain other agreements, including among others a tax matters agreement, an employee matters agreement, an intellectual property license agreement and a transition services agreement. These agreements will provide for the allocation between Consensus and J2 Global of J2 Global’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and will govern certain relationships between Consensus and J2 Global after the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

How will J2 Global vote any shares of Consensus common stock it retains?	J2 Global is expected to agree to vote any shares of common stock that it retains in proportion to the votes cast by Consensus’ other stockholders and is expected to grant Consensus a proxy with respect to such retained shares. For additional information on these voting arrangements, see “Certain Relationships and Related Person Transactions.”

What does J2 Global intend to do with any shares of Consensus common stock it retains?	J2 Global plans to dispose of all of the Consensus common stock that it retains after the distribution, potentially including through one or more distributions of Consensus common stock to J2 Global stockholders in exchange for outstanding shares of J2 Global common stock, subsequent exchanges of Consensus common stock for J2 Global debt and/or through distributions of Consensus common stock to J2 Global stockholders as dividends within the 12-month period following the distribution. Any shares not disposed of J2 Global during such 12-month period will be sold or otherwise disposed of by J2 Global consistent with the business reasons for the retention, but in no event later than five years after the distribution.

Who will manage Consensus after the separation?	Consensus benefits from having in place a management team with an extensive background in the Cloud Fax business. Led by Scott Turicchi, who will be Consensus’ Chief

Executive Officer after the separation, Consensus’ management team possesses deep knowledge of, and extensive experience in, its industry. Consensus’ management team includes John Nebergall, Chief Operating Officer and Jeffrey Sullivan, Chief Technology Officer, each of whom has held senior positions of responsibility at J2 Global. For more information regarding Consensus’ management team, see “Management.”

Are there risks associated with owning Consensus common stock?	Yes. Ownership of Consensus common stock will be subject to both general and specific risks, including those relating to Consensus’ business, the industry in which it operates, its separation from J2 Global and ongoing contractual relationships with J2 Global and its status as a separate, publicly traded company. These risks are described in the “Risk Factors” section of this information statement. You are encouraged to read that section carefully.

Does Consensus plan to pay dividends?	We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant. See “Dividend Policy.”

Will Consensus incur any indebtedness prior to or at the time of the distribution?	Yes. In connection with our separation capitalization plan, we expect to incur additional borrowings to redistribute debt between us and J2 Global, such that we have total debt of approximately $800 million immediately following the separation. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Who will be the distribution agent, transfer agent, registrar and information agent for the Consensus common stock?

The distribution agent, transfer agent and registrar for Consensus common stock will be Computershare Trust Company, N.A. For questions relating to the transfer or mechanics of the stock distribution, you should contact:

Computershare Trust Company, N.A.
462 South 4th Street
Louisville, Kentucky 40202

Where can I find more information about J2 Global and Consensus?

Before the distribution, if you have any questions relating to J2 Global’s business performance, you should contact:

J2 Global, Inc.

700 S. Flower Street, 15th Floor

Los Angeles, California 90017

Telephone: (323) 860-9200

Email: investor@j2.com

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After the distribution, Consensus stockholders who have any questions relating to Consensus’ business performance should contact Consensus at:

Consensus Cloud Solutions, Inc.

700 S. Flower Street, 15th Floor

Los Angeles, California 90017

Telephone: (323) 860-9200

Email: investor@consensus.com

Consensus’ investor website is www.consensus.com.

INFORMATION STATEMENT SUMMARY

The following is a summary of certain material information discussed in this information statement. This summary may not contain all of the details concerning the separation or other information that may be important to you. To better understand the separation and Consensus’ business and financial position, you should carefully review this entire information statement.

This information statement describes Consensus’ business after giving effect to the internal reorganization as if the internal reorganization had occurred for all historical periods described.

Our Company

Consensus is a leading provider of secure information delivery services with a scalable Software-as-a-Service (“SaaS”) platform. Consensus serves more than one million customers of all sizes, from enterprises to individuals, across over 50 countries and multiple industry verticals including healthcare, education, law and financial services. Beginning as an online fax company over two decades ago, Consensus evolved into a leading global provider of enterprise secure communication solutions. Our mission is to democratize secure information interchange across technologies and industries, and solve the healthcare interoperability challenge. Our communication and interoperability solutions enable our customers to securely and cooperatively access, exchange and use information across organizational, regional and national boundaries. On a pro forma basis, Consensus generated $174 million of revenue, $60 million of net income and $101 million of pro forma Adjusted EBITDA for the six months ended June 30, 2021 and $331 million of revenue, $122 million of net income and $193 million of pro forma Adjusted EBITDA for the year ended December 31, 2020. All of Consensus’ revenue is recurring in nature and is generated either via fixed subscription plans or usage-based contracts.

Consensus is the largest provider of online fax solutions, with an estimated 17.5% share in the approximately $2 billion global online fax space. Fax remains a key driver of many business workflows and is one of the most established and ubiquitous electronic document exchange protocols for essential, highly sensitive and legally binding documents.

We currently serve over one million small office/home office (“SoHo”) customers and hold an estimated 50.2% share of the global SoHo Fax space, by which we mean online fax services provided to customers, generally consumers and SoHo users, who acquire a pre-defined subscription through an e-commerce website without direct interaction with a sales person. Our SoHo Fax brands, including eFax® and MyFax®, have become the most widely recognized SoHo Fax brands in the world.

Over the past decade, Consensus has progressively shifted focus towards Corporate customers. As enterprise data communication shifted toward digitization and cloud-based solutions, it created the opportunity for Consensus to enter industry verticals such as legal, compliance, insurance, and more recently healthcare. Our Corporate cloud fax business has grown from $128 million of revenue in 2018 to $147 million of revenue in 2020, representing an 6.8% compound annual growth rate, increasing from 39.4% to 44.4% of our total revenue, respectively. We currently serve 46,000 customers and hold an estimated 9.5% market share of the global corporate cloud fax market, by which we mean online fax services provided to customers, generally small/medium businesses or large enterprises, to whom sales are made through direct interaction with a sales person and involve specific pricing, multiple line subscriptions, API connections and/or commercial grade security. We see a long runway for growth, as approximately 90% of fax communications continue to be transmitted through on-premises devices.

In 2020, we launched the Consensus Unite healthcare interoperability platform, a comprehensive workflow collaboration and data exchange solutions suite. Healthcare represents Consensus’ largest industry vertical and has massive information, secure communication, management and interoperability needs. The sector is undergoing a large-scale digitization effort, with the objective to streamline workflows, increase efficiency for operators, and increase transparency for patients. We believe our leadership in digital fax and our deep experience in the healthcare industry positions Consensus well to help healthcare providers accomplish their broader digitization and interoperability objectives. We anticipate our expansion into healthcare interoperability solutions to increase our total addressable market from approximately $2 billion today to $11 billion by 2023, providing robust organic growth opportunities for the business.

Our Industry

Secure Information Communication and Online Fax

Our products and services are a component of the secure information transmission market, which is part of the broader public cloud services market, for which demand for cloud services is expected to accelerate in the future. Fax remains one of the most ubiquitous ways to transmit documents securely. The use of fax is particularly high in industries subject to data protection laws such as the Health Insurance Portability and Accountability Act (“HIPAA”), as fax offers safety of transmission and nearly universal legal acceptance. Cloud adoption has grown quickly in fax transmission, taking share from on-premises solutions over the past decade. Over the next few years, according to the 2021-2026 Global Online Fax Market Report - Production and Consumption Professional Analysis, March 2021, by Maia Research, industry analysts expect online fax to grow at 6% to 8% per annum, with key drivers to include:

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Digitization: Key industry verticals such as healthcare, legal and financial services have been heavily investing in digitization of information and the online fax industry significantly benefited from the trend.

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Data security and data privacy awareness: Digital cloud fax technology is demonstrably more secure than traditional email and traditional fax machines, which are vulnerable to physical security threats and retrieval problems.

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Regulatory tailwinds: Because of its security, fax meets regulatory requirements for data security and remains ubiquitous in highly regulated industries, such as healthcare, and sectors where large volumes of sensitive information is exchanged.

•	Cost efficiency: Cloud-based solutions often have minimal installation costs and are highly efficient to scale as the needs of the organization fluctuate.

•	Green initiatives: Cloud-based solutions appeal to customers engaging in “green” initiatives to reduce their impact on the environment because they rely less on paper for printing documents.

Healthcare Interoperability

In the healthcare industry, interoperability is defined as “the ability of different information systems, devices and applications (systems) to access, exchange, integrate and cooperatively use data in a coordinated manner, within and across organizational, regional and national boundaries, to provide timely and seamless portability of information and optimize the health of individuals and populations globally”. In the increasingly data-driven healthcare industry, interoperability is essential to ensuring quality care delivery and safeguarding patient information.

The pursuit of healthcare interoperability has proven a difficult goal to attain due to the many different kinds of systems, information exchanges and communication protocols used in the transmission of sensitive information. In an effort to solve these problems, the healthcare community is estimated to have spent as much as $4.8 billion in 2020 and that market is said to be growing at a CAGR of 13.8%. Recent government attention to these issues, as well as legislation, is creating a strong set of incentives for providers, payers and patients to adopt healthcare-specific communication tools that assist with interoperability issues.

To address market demand for effective interoperability solutions, new offerings are being introduced, capable of integrating with existing healthcare IT infrastructure to facilitate communication between providers, safely storing and analyzing data, and increasing patient access to critical health and financial information. Healthcare interoperability is a nascent industry, with a total addressable market estimated to be over $8 billion globally (excluding the total addressable market for online fax), and is expected to grow at a rapid pace in the future. Our estimated total addressable market for our business of $11 billion by 2023 exceeds the estimated addressable market for healthcare interoperability of $8 billion because our online fax solutions serve multiple industries not just healthcare.

Our Products and Solutions

SoHo Fax Solutions

eFax®: eFax® is the global leader in online faxing with over one million customers worldwide and serving customers in 54 countries. In addition to eFax®, we offer MyFax and MetroFax among other brands.

Corporate Solutions

eFax Corporate®: eFax Corporate® is a leading provider of digital cloud-fax technology serving more than 46,000 customers. and is the first major cloud fax solution to achieve HITRUST CSF Certification.

Consensus for Healthcare: In March 2020, the Consensus brand was introduced as a suite of secure information exchange tools for the healthcare interoperability market. By combining the strengths of cloud fax and through partnership with important networks, Consensus for Healthcare has brought two products to market to meet the interoperability challenge.

Consensus Unite: Consensus Unite is a single platform that allows the user to choose between several protocols to send and receive healthcare information in an environment that can integrate into an existing electronic health record (“EHR”) system or stand-alone if no EHR is present.

Consensus Signal: Consensus Signal integrates with a hospital’s EHR system and uses rules-based triggering logic to automatically send ADT notifications using both cloud fax and Direct Secure Messaging technology.

Customers

We market our services to a broad spectrum of prospective customers globally across 54 countries, including over one million individuals and sole proprietors and over 46,000 small, medium and large companies, including five of the top 10 Fortune 500 companies in terms of revenue. We have built a strong position in the healthcare ecosystem, serving four of the top 10 healthcare companies in the Fortune 500 in terms of revenue. For purposes of this “Information Statement Summary,” and the section of this information statement entitled “Business,” references to “customer” and “customer account” each refer to a customer that has paid to use our products and solutions.

Our Strengths

Building on our position as the leading global provider of internet fax solutions from individuals to enterprises and across industries, Consensus is well positioned to capitalize on seismic shifts in how we share private documents and information. We believe that our key strengths and competitive advantages include:

Differentiated Product Offering Based on Scalable SaaS Platform. Our scalable and highly customizable technology infrastructure supports the transmission of a vast number of documents each year. Due to our scale and capabilities, we have differentiated visibility into the trends that affect the way our customers transmit, store and manage information.

Leadership Position in the Large, and Growing Enterprise Cloud Fax Market. We believe our status as a leading player in the enterprise cloud fax space provides Consensus with a long runway for organic growth, and the potential to explore acquisitions that are value accretive and enhance our scale and geographic diversity.

Well Positioned to Solve Healthcare Interoperability. Because fax remains a ubiquitous electronic document exchange protocol for highly sensitive and legally binding documents, Consensus is already embedded in the healthcare system and our goal is to build on that foundation to become an early leader in the larger $8 billion healthcare interoperability solutions space.

Highly Defensive, Recurring Revenue Stream. Our revenues substantially consist of monthly recurring subscription and usage-based fees, with monthly recurring subscription revenue representing over 80% of our total subscription revenue for 2020. Our cancellation rates have remained relatively steady over time, and we expect this trend to continue into the future given that many of the services we provide are critical to our customers’ business operations.

Global and Diversified Customer Base. Our more than one million customers are located in over 50 countries across six continents. We believe that our product-line and geographic diversity, combined with our lack of customer concentration, will help us mitigate the effects of isolated downturns in various end markets.

Operational Efficiency and Capital Discipline. The recurring nature of our revenue, combined with high operational efficiency, results in predictable and attractive margins and free cash flow generation. As we evaluate growth investments and expansion into new verticals, we will measure against metrics and parameters that promote efficient and prudent use of capital to generate sustained shareholder value.

Proven and Experienced Management Team. Our experienced management team has a highly successful track record with regard to both business performance among its industry peer group, growing new business lines, and identifying and integrating strategic acquisitions.

Our Strategies

Our strategy will focus on generating attractive organic growth, achieving enviable margins and free cash flow generation, pursuing value-accretive acquisitions and ultimately delivering high value to our shareholders. Our strategies include:

•	Continuing to grow in enterprise secure information exchange;

•	Solving healthcare interoperability challenges;

•	Growing our consumer and SoHo fax revenue;

•	Positioning our business for sustained growth through continued focus on profitability and cash flow generation; and

•	Complementing organic growth investments with targeted acquisitions

The Separation and Distribution

On April 19, 2021, J2 Global announced that it intended to separate into two leading publicly traded companies: one addressing healthcare interoperability and comprising the Cloud Fax business, which will do business as Consensus, and one that will continue J2 Global’s strategy of building a leading internet platform focused on key verticals, including technology & gaming, shopping, health, cybersecurity and martech, which will do business as Ziff Davis.

Following the distribution, J2 Global stockholders will own directly at least 80.1% of the outstanding shares of Consensus common stock, and Consensus will be a separate public company from J2 Global. J2 Global will retain no more than 19.9 percent of the outstanding shares of Consensus common stock following the distribution. J2 Global plans to dispose of all of the Consensus common stock that it retains after the distribution, potentially including through one or more distributions of Consensus common stock to J2 Global stockholders in exchange for outstanding shares of J2 Global common stock, subsequent exchanges of Consensus common stock for J2 Global debt and/or through distributions of Consensus common stock to J2 Global stockholders as dividends within the 12-month period following the distribution. Any shares not disposed of by J2 Global during such 12-month period will be sold or otherwise disposed of by J2 Global consistent with the business reasons for the retention, but in no event later than five years after the distribution.

On                , 2021, the J2 Global board of directors approved the distribution of Consensus’ issued and outstanding shares of common stock on the basis of one share of Consensus common stock for every three shares of J2 Global common stock held as of the close of business on                , 2021, the record date for the distribution, subject to the satisfaction or waiver of the conditions to the distribution as described in this information statement. For a more detailed description of these conditions, see “The Separation and Distribution—Conditions to the Distribution.”

Consensus’ Post-Separation Relationship with J2 Global

After the distribution, J2 Global and Consensus will be separate companies with separate management teams and separate boards of directors. Prior to the distribution, we will enter into a separation and distribution agreement with J2 Global, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, we will also enter into various other agreements to effect the separation and provide a framework for our relationship with J2 Global after the separation, such as a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property license agreement and a stockholder and registration rights agreement with respect to J2 Global’s continuing ownership of Consensus common stock. These agreements will provide for the allocation between Consensus and J2 Global of J2 Global’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the distribution, and will govern certain relationships between Consensus and J2 Global after the distribution. For additional information regarding the separation agreement and other transaction agreements and the transactions contemplated thereby, see the sections entitled “Risk Factors—Risks Related to the Separation,” “The Separation and Distribution” and “Certain Relationships and Related Person Transactions.”

Reasons for the Separation

The J2 Global board of directors believes that separating the Cloud Fax business from the remainder of J2 Global is in the best interests of J2 Global and its stockholders for a number of reasons, including that:

•

the separation will give each company the flexibility to focus on and pursue independent strategic, financial and growth plans consistent with that company’s unique areas of expertise and market opportunities, to best accomplish its specific business and operational goals;

•	the separation will permit each company to develop independent capital allocation strategies, taking into account their differing margin profiles;

•

the separation will allow each of J2 Global and Consensus to be managed more efficiently as separate companies in accordance with the characteristics and requirements of each business, and increased management focus on the separate business is expected to result, among other things, in many improved operating efficiencies;

•	the two companies are expected to attract different types of investor bases, which is expected to allow the companies to use their equity in a more commercially efficient manner;

•	the separation is expected to increase the attractiveness of the stock of J2 Global as an acquisition currency; and

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the separation will enable each company to align its recruiting, retention and equity based incentive plans with its respective operating and stock price performance. In addition, each company can implement specific performance measurement metrics and incentive structures to compensate individual management teams of each company in accordance with the respective strategic and financial priorities of each business.

Neither Consensus nor J2 Global can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The J2 Global board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

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we will incur costs for certain functions previously performed by J2 Global such as accounting, tax, legal, human resources and other general administrative functions, that are higher than the amounts reflected in Historical Cloud Services’ historical financial statements;

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we will incur costs in the transition to being a standalone public company, which include accounting, tax, legal and other professional services costs, costs associated with establishing our standalone capital structure, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate Consensus’ information systems;

•	the actions required to separate J2 Global and Consensus’ respective businesses could disrupt our operations;

•	certain costs and liabilities that were otherwise less significant to J2 Global as a whole will be more significant for Consensus as a standalone company;

•	we will have significant debt obligations following the separation;

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we may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of J2 Global; and (iii) following the separation, our business will be less diversified than the entire J2 Global business prior to the separation; and

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to preserve the tax-free treatment of the separation and the distribution to J2 Global for U.S. federal income tax purposes, under the tax matters agreement that Consensus will enter into with J2 Global, Consensus will be restricted from taking actions that may cause the separation and distribution to be taxable to J2 Global for U.S. federal income tax purposes. These restrictions may limit for a period of time our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

The J2 Global board of directors concluded that the potential benefits of the separation outweighed these factors. For more information, see the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors.”

Emerging Growth Company Status

We are an emerging growth company, as defined in Section 3(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted on April 5, 2012. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation, exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies and stockholder approval on golden parachute compensation not previously approved.

Summary of Risk Factors

An investment in Consensus common stock is subject to a number of risks, including risks relating to our business and the separation and distribution. The following list of certain significant risk factors is a high-level summary and is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business

•	Our fax services constitute substantially all of our revenue and operating income.

•	Developments in the healthcare industry could adversely affect our business.

•	The market for our products and services is rapidly evolving. If the market does not develop further, develops more slowly, or in a way that we do not expect, our business will be adversely affected.

•	There are particular challenges in addressing the market for healthcare interoperability solutions.

•	Our industry is undergoing rapid technological changes and we may not be able to keep up.

•	We have made and expect to continue to make acquisitions that could disrupt our operations and harm our operating results.

•	The COVID-19 pandemic and related governmental response could negatively affect our business, operations and financial performance.

•	Our business could suffer if providers of broadband Internet access services block, impair or degrade our services.

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Our business is dependent on a small number of telecommunications carriers in each region and our inability to maintain agreements at attractive rates with such carriers may negatively impact our business.

•	The successful operation of our business depends on the supply of critical business elements from other companies, including data center services.

•	Our sales cycle with enterprise and commercial customers can be long and unpredictable, and our sales efforts require considerable time and expense.

•	We face risks associated with system failures, security breaches and other technological issues.

•	The markets in which we operate are highly competitive, and we may not be successful in growing our brands or revenue.

•	We may be found to infringe the intellectual property rights of others, and we may be unable to adequately protect of our own intellectual property rights.

•	We may be subject to risks from international operations, including risks associated with currency fluctuations and foreign exchange controls and adverse changes in global financial markets.

•	We may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could divert significant operational resources and our management’s time and attention.

•	Our business is highly dependent on our billing systems functioning properly, and we face risks associated with card declines and merchant standards imposed by card companies.

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Changes in our tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results.

Risks Related to Regulation, Including Taxation

•	Changes in regulations relating to health information communication protocols could affect our business.

•	Our services may become subject to burdensome regulation, which could increase our costs or restrict our service offerings.

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Changes in our tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results.

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Taxing authorities may successfully assert that we should have collected, or in the future should collect sales and use, telecommunications or similar taxes, and we could be subject to liability with respect to past or future tax, which could adversely affect our operating results.

•	We are subject to a variety of new and existing laws and regulations which could subject us to claims, judgments, monetary liabilities and other remedies, and to limitations on our business practices.

Risks Related to the Separation

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Our plan to separate into two independent publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

•	The combined post-separation value of J2 Global and Consensus common stock may not equal or exceed the pre-separation value of J2 Global common stock.

•	The separation may not achieve some or all of the anticipated benefits.

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If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, J2 Global, Consensus and J2 Global stockholders could be subject to significant tax liabilities, and, in certain circumstances, Consensus could be required to indemnify J2 Global for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

•	We may not be able to engage in desirable strategic or capital-raising transactions following the separation.

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We have a limited history of operating as an independent company and we expect to incur increased administrative and other costs following the separation by virtue of our status as an independent public company. Our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Risks Related to Our Common Stock

•	We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

•	Shares of our common stock generally will be eligible for resale following the distribution, which may cause our stock price to decline.

•	We do not intend to pay dividends on our common stock.

Corporate Information

Consensus was incorporated in Delaware for the purpose of holding the equity interests of Historical Cloud Services in connection with the internal reorganization, the separation and the distribution. Until we acquire the equity interests in Historical Cloud Services, we have no operations. The address of our principal executive offices is 700 S. Flower Street, 15th Floor, Los Angeles, California 90017. Our telephone number is (323) 860-9200.

Consensus maintains an Internet site at www.consensus.com. Consensus’ website, and the information contained therein, or connected thereto, is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of J2 Global who will receive shares of Consensus common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Consensus’ securities. The information contained in this information statement is believed by Consensus to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither J2 Global nor Consensus will update the information except in the normal course of their respective disclosure obligations and practices or as otherwise required by law.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following table presents the summary consolidated financial statements of Historical Cloud Services and the unaudited pro forma financial data of Consensus. The Consolidated Statements of Income data and the Consolidated Statements of Cash Flows data for each of the six months ended June 30, 2021 and 2020 and the consolidated Balance Sheet data as of June 30, 2021 and 2020 set forth below are derived from the unaudited condensed consolidated financial statements of Historical Cloud Services included in this information statement. The Consolidated Statements of Income data and the Consolidated Statements of Cash Flows data for each of the three years ended December 31, 2020, 2019 and 2018 and the Consolidated Balance Sheet data as of December 31, 2020 and 2019 set forth below are derived from the audited consolidated financial statements of Historical Cloud Services included in this information statement. The Consolidated Balance Sheet data as of December 31, 2018 are derived from the audited consolidated financial statements of Historical Cloud Services that are not included in this information statement.

The summary unaudited pro forma financial data reflect adjustments to the consolidated financial statements of Historical Cloud Services to give effect to the distribution of Historical Cloud Services’ B2B backup, cybersecurity and SMB enablement businesses and the separation and distribution. The unaudited Pro Forma Combined Statement of Income data give effect to these events as if they occurred on January 1, 2020, the beginning of our most recently completed fiscal year.

The unaudited pro forma financial data are not necessarily indicative of our results of operations or financial condition had the separation and distribution been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a standalone publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operation or financial condition.

The summary financial data should be read in conjunction with the sections entitled “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Historical Cloud Services and the accompanying notes included in this information statement. See “Index to Financial Statements.”

	As of and for the six months ended June 30,			As of and for the years ended December 31,
	Consensus Pro Forma (Unaudited)	Historical Cloud Services (Unaudited)		Consensus Pro Forma (Unaudited)	Historical Cloud Services
	2021	2021	2020	2020	2020	2019	2018
	(In thousands)
Consolidated Statements of Income:
Revenue	$174,279	$346,788	$336,842	$330,764	$678,461	$661,835	$597,975
Income from operations	$94,123	$85,528	$117,809	$179,350	$236,729	$237,804	$230,120
Net income	$59,968	$74,878	$74,410	$122,339	$152,913	$212,967	$152,058
Consolidated Balance Sheets:
Total assets	$544,330	$1,586,866	$1,494,966		$1,491,420	$1,473,997	$1,172,582
Long-term debt	$796,250	$—	$640,866		$—	$640,109	$638,368
Total liabilities	$854,662	$353,134	$1,000,264		$368,878	$1,007,836	$876,294
Consolidated Statements of Cash Flows:
Net cash provided by operating activities		$126,617	$120,170		$238,789	$226,702	$235,805
Net cash used in investing activities		$(80,783)	$(39,334)		$(60,921)	$(304,495)	$(87,821)
Net cash provided by (used in) financing activities		$18,814	$(46,343)		$(179,089)	$61,305	$(215,340)

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating Consensus and its common stock. Any of the following risks could materially and adversely affect our results of operations or financial condition. We may experience additional risks and uncertainties not currently known to us or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may ultimately materially and adversely affect our business, financial condition, cash flows, results of operations and stock price. The risk factors generally have been separated into four groups: risks related to our business, risks related to regulation, including taxation, risks related to the separation and risks related to our common stock.

Risks Related to Our Business

Our fax services constitute substantially all of our revenue and operating income.

For each of the six month period ended June 30, 2021 and the year ended December 31, 2020, Cloud Fax revenue constituted substantially all of our revenues and our operating income, in each case on a pro forma basis after giving effect to the internal reorganization. The success of our business is therefore dependent upon the continued use of cloud fax as a messaging medium and our ability to expand usage of our other current and future products and services in the secure data exchange area. While our strategy is to pursue development of a range of products to address secure data exchange needs, if the demand for cloud fax as a messaging medium decreases and we are unable to replace lost revenues from decreased usage or cancellation of our cloud fax services with other products and services, or a proportional increase in our customer base, our business, financial condition, operating results and cash flows could be materially and adversely affected.

We believe that one of the attractive features of our cloud fax products is that cloud fax signatures are a generally accepted method of executing contracts and a method of transmitting confidential information in a secure manner especially in the healthcare field in the United States. There are ongoing efforts by governmental and nongovernmental entities to create a universally accepted method for electronically signing documents. Widespread adoption of so-called “digital signatures” could reduce demand for our fax services. While we have introduced a digital signature product, other companies have offered such products for longer and have greater customer adoption. If adoption of digital signature products results in a reduction for our fax services without a corresponding adoption of our digital signature or other products, it could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows.

Developments in the healthcare industry could adversely affect our business.

A significant portion of our strategy is focused on addressing the secure data exchange and interoperability needs of the healthcare industry, and could be affected by circumstances affecting the healthcare industry, including government regulation or other industry circumstances that affect spending in the healthcare industry. Industry changes affecting healthcare such as government regulation or private initiatives that affect the manner in which healthcare industry participants exchange data, consolidation of healthcare industry participants, reductions in governmental funding for healthcare or adverse changes in business or economic conditions affecting healthcare industry participants could affect the market for our offerings. See the risk factor titled “Changes in regulations relating to health information communications protocols could affect our business” under the heading “Risks Related to Regulation Including Taxation.” The healthcare industry has changed significantly in recent years, and we expect that significant changes to the healthcare industry will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the demand for our offerings will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in the healthcare industry.

The market for our products and services is relatively new and rapidly evolving. If the market does not develop further, develops more slowly, or in a way that we do not expect, our business will be adversely affected.

Part of our strategy is to develop products and services to address customers’ needs in the secure data exchange and healthcare interoperability spaces. The market for secure data exchange and healthcare interoperability products and services is relatively new and rapidly evolving, which makes our business and future prospects difficult to evaluate. Our healthcare interoperability products beyond our online fax products have been recently introduced and currently represent an immaterial portion of our revenues on a pro forma basis. It is difficult to predict customer demand for our products and services, customer retention and expansion rates, the size and growth rate of the market for secure data exchange and healthcare interoperability products and services, the entry of competitive products or the success of existing competitive products. In response to customer demand, it is important to our success that we continue to enhance our software products and services and to seek to set the standard for secure data exchange capabilities. We expect that we will continue to need significant product development and sales efforts to attract and educate prospective customers, particularly enterprise and commercial customers, about the uses and benefits of our products and services. The size and growth of our addressable market depends on a number of factors, including the level of our customers’ adoption of our critical data exchange and interoperability solutions, as well as changes in the competitive landscape, technological changes, budgetary constraints of our customers, changes in business practices, changes in regulations and changes in economic conditions. If customers do not accept the value proposition of our offerings, then a viable market for products and services may not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business and operating results.

We have estimated the size of our total addressable market based on internally generated data and assumptions, as well as data published by third parties, which we have not independently verified. While we believe our market size estimates are reasonable, such information is inherently imprecise and subject to a high degree of uncertainty. If our third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market opportunity may be more limited than our estimates. If we have not accurately estimated the size of our total addressable market, it may cause us to misallocate capital or other critical business resources, which could harm our business. Even if our total addressable market meets our size estimates and experiences growth, we may not be successful in growing our share of that market.

There are particular challenges in addressing the market for healthcare interoperability solutions. If we do not successfully address these challenges, our business will be adversely affected.

There are many challenges to addressing the healthcare interoperability market. Healthcare providers, including hospitals and medical practices, have adopted an enormous variety of data storage, management and exchange solutions that are often not compatible with solutions adopted by other providers. This enormous variety of incompatible systems makes it technically challenging to provide effective solutions to the healthcare interoperability market, and is a large part of the reason that the healthcare industry continues to rely heavily on fax for secure data exchange.

The healthcare industry is being driven to find interoperability solutions by government regulation and market forces. However, individual healthcare providers, including hospitals or medical practices, may have concerns about adopting healthcare interoperability solutions due to privacy or security concerns or concerns about patient retention. This dynamic may make it more difficult to drive adoption of our healthcare interoperability solutions.

A wide variety of providers are working on solutions to address healthcare interoperability challenges, and interoperability can be defined in a variety of ways. For example, the Health Information Systems Management Society (“HIMSS”) , which is generally recognized as an authority on health information technology, released its definition of interoperability and defined it four ways: foundational, structural, semantic and organizational. Customers or vendors could use any of these four components to define their particular “interoperability solution.” Separately, the Center for Medicare and Medicaid Services further defined a fifth component of interoperability that includes patients, which is not included in the HIMSS definition. Furthermore, the Office of the National Coordinator for Health Information Technology (the “ONC”) has developed another definition that is included in the 21st Century Cures Act, which includes the concept of “information blocking” as a component of healthcare interoperability. This wide variety of definitions has the potential to create a risk of confusion in the market, or allow competitors to reframe the problem to their advantage in a competitive situation, potentially allowing less robust solutions to hold themselves out as healthcare interoperability solutions. We expect to encounter significant competition for customers as the healthcare interoperability market develops. Our current competitors in the healthcare interoperability space currently consist mostly of point solutions rather than full suites of healthcare interoperability solutions. If other companies develop solutions to address healthcare operability challenges more successfully than we do, or if customers otherwise adopt competing solutions rather than our solutions, it would adversely affect our business and operating results.

Our industry is undergoing rapid technological changes and we may not be able to keep up. If our products and services do not gain market acceptance, our operating results may be negatively affected.

Our success depends upon our ability to design, develop, test, market, license, sell and support new products and services and enhancements of current products and services that effectively address the critical data exchange and healthcare interoperability needs of our customers. Our success also depends on our ability to offer such products and services on a timely basis in response to both competitive threats and marketplace demands. The secure data exchange industry is subject to rapid and significant technological change, and effectively addressing the issue of healthcare interoperability is a complex technological challenge. We cannot predict the effect of technological changes on our business. We expect that new products, services and technologies will emerge in the markets in which we compete. These new products, services and technologies may be superior to the products, services and technologies that we use or these new products, services and technologies may render our products, services and technologies obsolete. Our future success will depend, in part, on our ability to anticipate correctly and adapt effectively to technological changes and evolving industry standards and customer preferences. We expect to invest in the development or acquisition of new technologies, and we may fail to predict accurately which technologies will be adopted in the marketplace. The timing and level of commercial success of new products and services depends on many factors, including the degree of innovation of the products and services we develop or acquire and effective distribution and marketing. We may be unable to develop or acquire new technologies in a cost effective manner or at all, and may therefore be unable to offer products or services in a competitive or profitable manner. Any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows.

We have made and expect to continue to make acquisitions that could disrupt our operations and harm our operating results.

We intend to continue to develop new products and services and enhance existing products and services through acquisitions of other companies, technologies and personnel.

Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, systems, technologies, products and personnel of the acquired businesses;

•	difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets may have stronger market positions;

•	diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions; and

•	the potential loss of key employees, customers, distributors, vendors and other business partners of the businesses we acquire.

Acquisitions may also cause us to:

•	use a substantial portion of our cash resources or incur debt;

•	significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition;

•	assume liabilities;

•	issue common stock that would dilute our current stockholders’ percentage ownership;

•	record goodwill and intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets; and

•	become subject to intellectual property or other litigation.

Mergers and acquisitions are inherently risky and subject to many factors outside of our control. We cannot give assurance that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. In addition, our effective tax rate for future periods is uncertain and could be impacted by mergers and acquisitions.

The COVID-19 pandemic and related governmental response could negatively affect our business, operations and financial performance.

In March 2020, the World Health Organization declared the COVID-19 outbreak as a pandemic. The impact of the COVID-19 pandemic has had a negative effect on the global economy, disrupting the financial markets and creating increasing volatility and overall uncertainty. Among other things, the COVID-19 pandemic has resulted in travel bans around the world, declarations of states of emergency, stay- or shelter-at-home requirements, business and school closures and manufacturing restrictions. In addition, the COVID-19 pandemic has contributed to (i) increased unemployment and decreased consumer confidence and business generally; (ii) sudden and significant declines, and significant increases in volatility, in financial and capital markets; (iii) increased spending on our business continuity efforts, which has required and may further require that we cut costs or investments in other areas; and (iv) heightened cybersecurity, information security and operational risks as a result of work-from-home arrangements.

We have adjusted certain aspects of our operations to protect our employees and customers while still seeking to meet customers’ needs for our vital cloud fax services. We cannot predict at this time the extent to which the COVID-19 pandemic could negatively affect our business, operations and financial performance. The extent of any continued or future adverse effects of the COVID-19 pandemic will depend on future developments, which are highly uncertain and outside our control, including the scope and duration of the pandemic, the effect of the rollout of vaccines on the pandemic, the direct and indirect impact of the pandemic on our employees, customers, counterparties and service providers, as well as other market participants, and actions taken by governmental authorities and other third parties in response to the pandemic. Even after the pandemic subsides, it is possible that the U.S, and other major economies continue to experience a prolonged recession or other economic disruption, which we expect would materially and adversely affect our business, operations and financial performance.

Our business could suffer if providers of broadband Internet access services block, impair or degrade our services.

Our business is dependent on the ability of our customers to access our services and applications over broadband Internet connections. Internet access providers and Internet backbone providers may be able to block, degrade or charge for access or bandwidth use of certain of our products and services, which could lead to additional expenses and the loss of users. Our products and services depend on the ability of our users to access the Internet. Use of our products and services through mobile devices, such as smartphones and tablets, must have a high-speed data connection. Broadband Internet access services, whether wireless or landline, are provided by companies with significant market power. Many of these providers offer products and services that directly compete with ours.

Many of the largest providers of broadband services have publicly stated that they will not degrade or disrupt their customers’ use of products and services like ours. If such providers were to degrade, impair or block our services, it would negatively impact our ability to provide services to our customers and likely result in lost revenue and profits, and we would incur legal fees in attempting to restore our customers’ access to our services. Broadband internet access providers may also attempt to charge us or our customers additional fees to access services like ours that may result in the loss of customers and revenue, decreased profitability, or increased costs to our retail offerings that may make our services less competitive.

Our business is dependent on a small number of telecommunications carriers in each region and our inability to maintain agreements at attractive rates with such carriers may negatively impact our business.

Our business substantially depends on the capacity, affordability, reliability and security of our network and services provided to us by our telecommunications suppliers. Only a small number of carriers in each region, and in some cases only one carrier, offer the number and network services we require. We purchase certain telecommunications services pursuant to short-term agreements that the providers can terminate or elect not to renew. As a result, any or all of our current carriers could discontinue providing us with service at rates acceptable to us, or at all, and we may not be able to obtain adequate replacements, which could materially and adversely affect our business, prospects, financial condition, operating results and cash flows.

Our business could suffer if we cannot obtain or retain numbers, are prohibited from obtaining local numbers or are limited to distributing local numbers to only certain customers.

The future success of our phone number-based cloud fax services products depends on our ability to procure large quantities of local numbers in the U.S. and other countries in desirable locations at a reasonable cost and offer our services to our prospective customers without restrictions. Our ability to procure and distribute numbers depends on factors such as applicable regulations, the practices of telecommunications carriers that provide numbers, the cost of these numbers and the level of demand for new numbers. For example, several years ago the Federal Communications Commission (the “FCC”) conditionally granted petitions by Connecticut and California to adopt specialized “unified messaging” area codes, but neither state has adopted such a code. Adoption of a specialized area code within a state or nation could harm our ability to compete in that state or nation if it materially affects our ability to acquire numbers for our operations or makes our services less attractive due to the unavailability of numbers with a local geographic area.

In addition, although we are the customer of record for all of our U.S. numbers, from time to time, certain U.S. telephone carriers inhibit our ability to port numbers or port our numbers away from us to other carriers. If a federal or regulatory agency determines that our customers should have the ability to port numbers without our consent, we may lose customers at a faster rate than what we have experienced historically, potentially resulting in lower revenues. Also, in some foreign jurisdictions, under certain circumstances, our customers are permitted to port their numbers to another carrier. These factors could lead to increased cancellations by our customers and loss of our number inventory. These factors may have a material adverse effect on our business, prospects, financial condition, operating results, cash flows and growth in or entry into foreign or domestic markets.

In addition, future growth in our phone number-based cloud services customer base, together with growth in the customer bases of other providers of phone number-based services, has increased and may continue to increase the demand for large quantities of numbers, which could lead to insufficient capacity and our inability to acquire sufficient numbers to accommodate our future growth.

The successful operation of our business depends upon the supply of critical business elements from other companies.

We depend upon third parties for critical elements of our business and we do not control the operations of these parties or their facilities on which we depend. We rely on private third-party providers for our Internet, telecommunications and other connections and for data center hosting facilities and cloud computing needs. We have from time to time experienced interruptions in our services and such interruptions may occur in the future. Any damage to or disruption in the services provided by any of these suppliers, any adverse change in access to their platforms or services or in their terms and conditions of use or services, any cybersecurity or physical breach of their facilities, or any failure by them to handle current or higher volumes of activity could have a material adverse effect on our customer relations, business, prospects, financial condition, operating results and cash flows. Our arrangements with these third parties typically are not exclusive and do not extend over a significant period of time. Failure to continue these relationships on terms that are acceptable to us or to continue to create additional relationships could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows. We do not control the operation of third-party facilities, and they may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct, as well as local administrative actions, changes to legal or permitting requirements, and litigation to stop, limit, or delay operation. The occurrence of a natural disaster, a pandemic (such as COVID-19) or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our services.

These hardware, software, data, and cloud computing systems may not continue to be available at reasonable prices, on commercially reasonable terms, or at all. Any loss of the right to use any of these hardware, software, or cloud computing systems could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license, and integrated into our services.

We may be subject to increased rates for the telecommunications services we purchase from regulated carriers which could require us to either raise the retail prices of our offerings and lose customers or reduce our profit margins.

The FCC adopted wide-ranging reforms to the system under which regulated providers of telecommunications services compensate each other for the exchange of various kinds of traffic. While we are not a provider of regulated telecommunications services, we rely on such providers to offer our services to our customers. As a result of the FCC’s reforms, regulated providers of telecommunications services are determining how the rates they charge customers like us will change in order to comply with the new rules. It is possible that some or all of our underlying carriers will increase the rates we pay for certain telecommunications services. Should this occur, the costs we incur to provide phone number-based cloud services may increase which may require us to increase the retail price of our products services. Increased prices could, in turn, cause us to lose customers, or, if we do not pass on such higher costs to our customers, our profit margins may decrease.

Increased cost of email transmissions could have a material adverse effect on our business.

We rely on email for the delivery of certain cloud fax services. If regulations or other changes in the industry lead to a charge associated with the sending or receiving of email messages, the cost of providing our services could increase and, if significant, could materially adversely affect our business, prospects, financial condition, operating results and cash flows.

Our sales cycle with enterprise and commercial customers can be long and unpredictable, and our sales efforts require considerable time and expense.

Our ability to increase our revenue and grow our business is partially dependent on the widespread acceptance of our products and services by large businesses and other commercial organizations. We often need to spend significant time and resources to better educate and familiarize these potential customers with the value proposition of our products and services. The length of our sales cycle for enterprise customers from initial evaluation to payment for our offerings can be as long as 12 to 18 months, but can vary substantially from customer to customer and from offering to offering. Customers frequently require considerable time to evaluate, test and qualify our offerings prior to entering into or expanding a subscription. This is particularly true in the case of customers in highly regulated industries, including healthcare, where longer evaluation, testing and qualification processes often result in longer sales cycles. The timing of our sales with our enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale.

A system failure, security breach or other technological risk could delay or interrupt service to our customers, harm our reputation or subject us to significant liability.

Our operations are dependent on our network being free from material interruption by damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry, computer viruses, cyber-attacks or any other events beyond our control. Similarly, the operations of our partners and other third parties with which we work are also susceptible to the same risks. There can be no assurance that our existing and planned precautions of backup systems, regular data backups, security protocols and other procedures will be adequate to prevent significant damage, system failure or data loss and the same is true for our partners, vendors and other third parties on which we rely. We have experienced automated log in attempts to gain unauthorized access to customer accounts. To date, these events have not resulted in the material impairment of any business operations.

Many of our services are cloud and web-based, and the amount of data we store for our customers on our servers has been increasing. Despite the implementation of security measures, our infrastructure, and that of our partners, vendors and other third parties, may be vulnerable to computer viruses, hackers or similar disruptive problems caused by our vendors, partners, other third parties, customers employees or other internet users who attempt to invade public and private data networks. As seen in the industries in which we operate and others, these activities have been, and will continue to be, subject to continually evolving cybersecurity and technological risks. Further, in some cases we do not have in place disaster recovery facilities for certain ancillary services.

A significant portion of our operations relies heavily on the secure processing, storage and transmission of confidential and other sensitive data. For example, a significant number of our customers authorize us to bill their credit or debit card accounts directly for all transaction fees charged by us. We rely on encryption and authentication technology to effect secure transmission of confidential information, including customer credit and debit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a material compromise or breach of the technology used by us, our partners, vendors, or other third parties, to protect transaction and other confidential data. Any system failure or security breach that causes interruptions or data loss in our operations, our partners, vendors, or other third parties, or in the computer systems of our customers or leads to the misappropriation of our or our customers’ confidential information could result in a significant liability to us (including in the form of judicial decisions and/or settlements, regulatory findings and/or forfeitures, and other means), cause considerable harm to us and our reputation (including requiring notification to customers, regulators, and/or the media), cause a loss of confidence in our products and services, and deter current and potential customers from using our services.

Our Board is briefed on cybersecurity risks and we implement cybersecurity risk management under our Board’s oversight. We use vendors to assist with cybersecurity risks, but these vendors may not be able to assist us adequately in preparing for or responding to a cybersecurity incident. We maintain insurance related to cybersecurity risks, but this insurance may not be sufficient to cover all of our losses from any breaches or other adverse consequences related to a cybersecurity-event.

Any of these events could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows, or cause us to suffer other negative consequences. For example, we may incur remediation costs (such as liability for stolen assets or information, repairs of system damage, and incentives to customers or business partners in an effort to maintain relationships after an attack); increased cybersecurity protection costs (which may include the costs of making organizational changes, deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants); lost revenues resulting from the unauthorized use of proprietary information or the failure to retain or attract customers following an attack; litigation and legal risks (including regulatory actions by state and federal governmental authorities and non-U.S. authorities); increased insurance premiums; reputational damage that adversely affects customer or investor confidence; and damage to the company’s competitiveness, stock price, and diminished long-term shareholder value. To date, these events have not resulted in the material impairment of any business operations.

If our products and services fail to perform properly and if we fail to develop enhancements to resolve any defect or other problems, we could lose customers or become subject to service performance or warranty claims and our market share could decline.

Our operations are dependent upon our ability to prevent system interruptions and, as we continue to grow, we will need to devote additional resources to improving our infrastructure in order to maintain the performance of our products and services. The applications underlying our products and services are inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. We have from time to time found defects in our products and services and may discover additional defects in the future that could result in data unavailability or unauthorized access or other harm to, or loss or corruption of, our customers’ data. While we implement bug fixes and upgrades as part of our regularly scheduled system maintenance, we may not be able to detect and correct defects or errors before implementing our products and services. Consequently, we or our customers may discover defects or errors after our products and services have been employed. If we fail to perform timely maintenance or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, our existing customers could elect not to renew their subscriptions, delay or withhold payment to us, or cause us to issue credits, make refunds or pay penalties, potential customers may not adopt our products and services and our brand and reputation could be harmed. In addition, the occurrence of any material defects, errors, disruptions in service or other performance problems with our software could result in warranty or other legal claims against us and diversion of our resources. The costs incurred in addressing and correcting any material defects or errors in our software and expanding our infrastructure and architecture in order to accommodate increased demand for our products and services may be substantial and could adversely affect our operating results.

The markets in which we operate are highly competitive and our competitors may have greater resources to commit to growth, superior technologies, cheaper pricing or more effective marketing strategies. Also, we face significant competition for cu.

For information regarding our competition, and the risks arising out of the competitive environment in which we operate, see “Business—Competition.” In addition, some of our competitors include major companies with much greater resources and significantly larger customer bases than we have. Some of these competitors offer their services at lower prices than we do. These companies may be able to develop and expand their network infrastructures and capabilities more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we can. There can be no assurance that additional competitors will not enter markets that we are currently serving and plan to serve or that we will be able to compete effectively. Competitive pressures may reduce our revenue, operating profits or both.

Some of our existing competitors and possible entrants may have greater brand recognition for certain products and services, more expertise in a particular segment of the market, and greater operational, strategic, technological, financial, personnel, or other resources than we do. Many of our competitors have access to considerable financial and technical resources with which to compete aggressively, including by funding future growth and expansion and investing in acquisitions, technologies, and research and development. Further, emerging start-ups may be able to innovate and provide new products and services faster than we can. In addition, competitors may consolidate with each other or collaborate, and new competitors may enter the market. Some of our competitors in international markets have a substantial competitive advantage over us because they have dominant market share in their territories, are owned by local telecommunications providers, have greater brand recognition, are focused on a single market, are more familiar with local tastes and preferences, or have greater regulatory and operational flexibility due to the fact that we may be subject to both U.S. and foreign regulatory requirements.

If our competitors are more successful than we are in developing and deploying compelling products or in attracting and retaining users, advertisers, publishers, developers, or distributors, our revenue and growth rates could decline.

Our growth will depend on our ability to develop, strengthen, and protect our brands, and these efforts may be costly and have varying degrees of success.

Some of our brands, such as eFax are widely recognized, while others of our brands, including Consensus, are relatively new to the market. Developing Consensus or other new brands into competitive brands and strengthening our current brands will be critical to achieving widespread commercial acceptance of our products and services. This will require our continued focus on active marketing, the costs of which have been increasing and may continue to increase. In addition, substantial initial investments may be required to launch new brands and expand existing brands to cover new geographic territories and fields. Accordingly, we may need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other efforts to cultivate brand recognition and customer loyalty. Brand promotion activities may not yield increased revenues and, even if they do, increased revenues may not offset the expenses incurred. A failure to launch, promote, and maintain our brands, or the incurrence of substantial expenses in doing so, could have a material adverse effect on our business.

Our brand recognition depends, in part, on our ability to protect our trademark portfolio and establish trademark rights covering new brands and territories. Some regulators and competitors have taken the view that certain of our brands, such as eFax, are descriptive or generic when applied to the products and services we offer. Nevertheless, we have obtained U.S. and foreign trademark registrations for our brand names, logos, and other brand identifiers, including eFax. If we are unable to obtain, maintain or protect trademark rights covering our brands across the territories in which they are or may be offered, the value of these brands may be diminished, competitors may be able to dilute, harm, or take advantage of our brand recognition and reputation, and our ability to attract customer may be adversely affected.

We hold domain names relating to our brands, in the U.S. and internationally. The acquisition and maintenance of domain names are generally regulated by governmental agencies and their designees. The regulation of domain names may change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain all relevant domain names that relate to our brands. Furthermore, international rules governing the acquisition and maintenance of domain names in foreign jurisdictions are sometimes different from U.S. rules, and we may not be able to obtain all of our domains internationally. As a result of these factors, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our brands, trademarks or other proprietary rights. In addition, failure to secure or maintain domain names relevant to our brands could adversely affect our reputation and make it more difficult for users to find our websites and services.

Inadequate intellectual property protections could prevent us from defending our proprietary technology and intellectual property.

Our success depends, in part, upon our proprietary technology and intellectual property. We rely on a combination of patents, trademarks, trade secrets, copyrights, contractual restrictions, and other confidentiality safeguards to protect our proprietary technology. However, these measures may provide only limited protection and it may be costly and time-consuming to enforce compliance with our intellectual property rights. In some circumstances, we may not have adequate, economically feasible or realistic options for enforcing our intellectual property and we may be unable to detect unauthorized use. While we have a robust worldwide portfolio of issued patents and pending patent applications, there can be no assurance that any of these patents will not be challenged, invalidated or circumvented, that we will be able to successfully police infringement, or that any rights granted under these patents will in fact provide a competitive advantage to us.

In addition, our ability to register or protect our patents, copyrights, trademarks, trade secrets and other intellectual property may be limited in some foreign countries. As a result, we may not be able to effectively prevent competitors in these regions from utilizing our intellectual property, which could reduce our competitive advantage and ability to compete in those regions and negatively impact our business.

We also strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our technology or intellectual property rights. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technology or intellectual property by others.

Monitoring unauthorized use of the content on our websites and mobile applications, and our other intellectual property and technology, is difficult and costly. Our efforts to protect our proprietary rights and intellectual property may not have been and may not be adequate to prevent their misappropriation or misuse. Third parties from time to time copy content or other intellectual property or technology from our solutions without authorization and seek to use it for their own benefit. We generally seek to address such unauthorized copying or use, but we have not always been successful in stopping all unauthorized use of our content or other intellectual property or technology, and may not be successful in doing so in the future. Further, we may not have been and may not be able to detect unauthorized use of our technology or intellectual property, or to take appropriate steps to enforce our intellectual property rights.

Companies that operate in the same industry as us have experienced substantial litigation regarding intellectual property. We may find it necessary or appropriate to initiate claims or litigation to enforce our intellectual property rights or determine the validity and scope of intellectual property rights claimed by others. This or any other litigation to enforce or defend our intellectual property rights may be expensive and time-consuming, could divert management resources and may not be adequate to protect our business.

We may be found to have infringed the intellectual property rights of others, which could expose us to substantial damages or restrict our operations.

We may be subject to legal claims that we have infringed the intellectual property rights of others. The ready availability of damages and royalties and the potential for injunctive relief have increased the costs associated with litigating and settling patent infringement claims. In addition, we may be required to indemnify our resellers and users for similar claims made against them. Any claims, whether or not meritorious, could require us to spend significant time, money, and other resources in litigation, pay damages and royalties, develop new intellectual property, modify, design around, or discontinue existing products, services, or features, or acquire licenses to the intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available at all or have acceptable terms. As a result, intellectual property claims against us could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows.

We may be subject to risks from international operations.

To the extent we expand our business operations in countries outside the U.S., our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates; political or social unrest or economic instability in a specific country or region; trade protection measures and other regulatory requirements which may affect our ability to provide our services; difficulties in staffing and managing international operations; and adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries and affiliates. Any or all of these factors could have a material adverse impact on our future business, prospects, financial condition, operating results and cash flows.

Further, the impact on the global economy as a result of unforeseen global crises such as war, strife, strikes, global health pandemics, earthquakes or major weather events or other uncontrollable events could negatively impact our revenue and operating results.

We may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could divert significant operational resources and our management’s time and attention.

From time to time, we are subject to litigation or claims or are involved in other legal disputes or regulatory inquiries, including in the areas of patent infringement and anti-trust, that could negatively affect our business operations and financial condition. Such disputes could cause us to incur unforeseen expenses, divert operational resources, occupy a significant amount of our management’s time and attention and negatively affect our business operations and financial condition. The outcomes of such matters are subject to inherent uncertainties, carrying the potential for unfavorable rulings that could include monetary damages and injunctive relief. We do not always have insurance coverage for defense costs, judgments, and settlements. We may also be subject to indemnification requirements with business partners, vendors, current and former officers and directors, and other third parties. Payments under such indemnification provisions may be material. For a more detailed description of certain lawsuits in which we are involved, see “Business—Legal Proceedings” and Note 11 – Commitments and Contingencies to the audited consolidated financial statements included in this information statement.

Our business is highly dependent on our billing systems.

A significant part of our revenues depends on prompt and accurate billing processes. Customer billing is a highly complex process, and our billing systems must efficiently interface with third-party systems, such as those of credit card processing companies. Our ability to accurately and efficiently bill our customers is dependent on the successful operation of our billing systems and the third-party systems upon which we rely, such as our credit card processor, and our ability to provide these third parties the information required to process transactions. In addition, our ability to offer new services or alternative-billing plans is dependent on our ability to customize our billing systems. Any failures or errors in our billing systems or procedures, or any disruptions in billing-related services provided by our vendors, could impair our ability to properly bill our current customers or attract and service new customers, and thereby could materially and adversely affect our business and financial results.

Increased numbers of credit and debit card declines in our business could lead to a decrease in our revenues or rate of revenue growth.

A significant number of our customers pay for our services through credit and debit cards, particularly with respect to our SoHo fax products. Weakness in certain segments of the credit markets and in the U.S. and global economies could result in increased numbers of rejected credit and debit card payments. We believe this could result in increased customer cancellations and decreased customer signups. Rejected credit or debit card payments, customer cancellations and decreased customer sign up may adversely impact our revenues and profitability.

If our business experiences excessive fraudulent activity or cannot meet evolving credit card company merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment and our customer base could decrease significantly.

A significant number of our customers, particularly for our SoHo fax products, authorize us to bill their credit card accounts directly for all service fees charged by us. If people pay for these services with stolen credit cards, we could incur substantial unreimbursed third-party vendor costs. We also incur losses from claims that the customer did not authorize the credit card transaction to purchase our service. If the numbers of unauthorized credit card transactions become excessive, we could be assessed substantial fines for excess chargebacks and could lose the right to accept credit cards for payment. In addition, we are subject to Payment Card Industry (“PCI”) data security standards, which require periodic audits by independent third parties to assess our compliance. PCI standards are a comprehensive set of requirements for enhancing payment account data security. Failure to comply with the security requirements or rectify a security issue may result in fines or a restriction on accepting payment cards. Credit card companies may change the standards required to utilize their services from time to time. If we are unable to meet these new standards, we could be unable to accept credit cards. Further, the law relating to the liability of providers of online payment services is currently unsettled and states may enact their own rules with which we may not comply. Substantial losses due to fraud or our inability to accept credit card payments, which could cause our customer base to significantly decrease, could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows.

Our success depends on our retention of our executive officers, senior management and our ability to hire and retain key personnel.

Our success depends on the skills, experience and performance of executive officers, senior management and other key personnel. The loss of the services of one or more of our executive officers, senior managers or other key employees could have a material adverse effect on our business, prospects, financial condition, operating results and cash flows. In particular, the recruitment and retention of top research developers and experienced salespeople, particularly those with specialized knowledge, will be critical to our success. Competition for such people is intense, substantial and continuous, and we may not be able to attract, integrate or retain highly qualified technical, sales or managerial personnel in the future. In our effort to attract and retain critical personnel, we may experience increased compensation costs that are not offset by either improved productivity or higher prices for our products or services.

Risks Related to Regulation Including Taxation

Changes in regulations relating to health information communication protocols could affect our business.

The ONC is the principal U.S. federal entity charged with the coordination of nationwide efforts to implement and use health IT for the electronic exchange of health information. ONC regularly proposes legislative changes to incentivize the healthcare industry to adopt specific electronic tools to exchange health information. Changes to information exchange requirements could impact the use of cloud fax as a communication choice for healthcare entities and have a material impact on our business, prospects, financial condition, operating results and cash flows.

We face potential liability related to the privacy and security of health-related information we collect from, or on behalf of, our consumers and customers.

The privacy and security of information about the physical or mental health or condition of an individual is an area of significant focus in the U.S. because of heightened privacy concerns and the potential for significant consumer harm from the misuse of such sensitive data. We have procedures and technology in place intended to safeguard the information we receive from customers and users of our services from unauthorized access or use.

The Privacy Standards and Security Standards under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as “covered entities”, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) makes certain of HIPAA’s Privacy and Security Standards directly applicable to covered entities’ business associates. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable Privacy and Security Standards. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

HIPAA directly applies to covered entities such as our hospital clients. Since these clients disclose protected health information to our subsidiaries so that those subsidiaries can provide certain services to them, those subsidiaries are business associates of those clients. In addition, we may sign business associate agreements in connection with the provision of the products and services developed for other third parties or in connection with certain of our other services that may transmit or store protected health information.

Failure to comply with the requirements of HIPAA or HITECH or any of the applicable federal and state laws regarding patient privacy, identity theft prevention and detection, breach notification and data security may subject us to penalties, including civil monetary penalties and, in some circumstances, criminal penalties or contractual liability under agreements with our customers and clients. Any failure or perception of failure of our products or services to meet HIPAA, HITECH and related regulatory requirements could expose us to risks of investigation, notification, litigation, penalty or enforcement, adversely affect demand for our products and services and force us to expend significant capital and other resources to modify our products or services to address the privacy and security requirements of our clients and HIPAA and HITECH.

Our services may become subject to burdensome regulation, which could increase our costs or restrict our service offerings.

We believe that most of our services are “information services” under the Telecommunications Act of 1996 and related precedent, or, if not “information services,” that we are entitled to other exemptions, meaning that we generally are not currently subject to U.S. telecommunications services regulation at both the federal and state levels. We utilize data transmissions over public telephone lines and other facilities provided by third-party carriers. These transmissions are subject to foreign and domestic laws and regulation by the FCC, state public utility commissions and foreign governmental authorities. These regulations affect the availability of numbers, the prices we pay for transmission services, the administrative costs associated with providing our services, the competition we face from telecommunications service providers and other aspects of our market. However, as messaging and communications services converge and as the services we offer expand, we may become subject to FCC or other regulatory agency regulation. It is also possible that a federal or state regulatory agency could take the position that our offerings, or a subset of our offerings, are properly classified as telecommunications services or otherwise not entitled to certain exemptions upon which we currently rely. Such a finding could potentially subject us to fines, penalties or enforcement actions as well as liabilities for past regulatory fees and charges, retroactive contributions to various telecommunications-related funds, telecommunications-related taxes, penalties and interest. It is also possible that such a finding could subject us to additional regulatory obligations that could potentially require us either to modify our offerings in a costly manner, diminish our ability to retain customers, or discontinue certain offerings, in order to comply with certain regulations. Changes in the regulatory environment could decrease our revenues, increase our costs and restrict our service offerings. In many of our international locations, we are subject to regulation by the applicable governmental authority.

In the U.S., Congress, the FCC, and a number of states require regulated telecommunications carriers to contribute to federal and/or state Universal Service Funds (“USF”). Generally, USF is used to subsidize the cost of providing service to low income customers and those living in high cost or rural areas. Congress, the FCC and a number of states are reviewing the manner in which a provider’s contribution obligation is calculated, as well as the types of entities subject to USF contribution obligations. If any of these reforms are adopted, they could cause us to alter or eliminate our non-paid services and to raise the price of our paid services, which could cause us to lose customers. Any of these results could lead to a decrease in our revenues and net income and could materially adversely affect our business, prospects, financial condition, operating results and cash flows.

The Telephone Consumer Protection Act (the “TCPA”) and FCC rules implementing the TCPA, as amended by the Junk Fax Act, prohibit sending unsolicited facsimile advertisements to telephone fax machines. The FCC, the Federal Trade Commission (“FTC”), or both may initiate enforcement action against companies that send “junk faxes” and individuals also may have a private cause of action. Although entities that merely transmit facsimile messages on behalf of others are not liable for compliance with the prohibition on faxing unsolicited advertisements, the exemption from liability does not apply to fax transmitters that have a high degree of involvement or actual notice of an illegal use and have failed to take steps to prevent such transmissions. We take significant steps to ensure that our services are not used to send unsolicited faxes on a large scale, and we do not believe that we have a high degree of involvement in or notice of the use of our service to broadcast junk faxes. However, because fax transmitters do not enjoy an absolute exemption from liability under the TCPA and related FCC and FTC rules, we could face inquiries from the FCC and FTC or enforcement actions by these agencies, or private causes of action, if someone uses our service for such impermissible purposes. If this were to occur and we were to be held liable for someone’s use of our service for transmitting unsolicited faxes, the financial penalties could cause a material adverse effect on our operations and harm our business reputation.

Likewise, the TCPA also prohibits placing calls or sending text messages to mobile phones without “prior express consent” subject to limited exceptions. Parties that solely enable calling or text messaging are only directly liable under the TCPA pursuant to federal common law vicarious liability principles. We take significant steps to ensure that users understand that they are responsible for how they use our technology including complying with relevant federal and state law. However, because we do not enjoy absolute exemption from liability under the TCPA and related FCC and FTC rules, we could face inquiries from the FCC and FTC or enforcement actions by these agencies, or private causes of action, if someone uses our service for such impermissible purposes. If this were to occur and we were to be held liable for someone’s use of our service for unauthorized calling or text messaging mobile users, the financial penalties could cause a material adverse effect on our operations and harm our business reputation.

Changes in our tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results.

We are a U.S.-based multinational company subject to taxes in the U.S. and foreign jurisdictions. Our provision for income taxes is based on a jurisdictional mix of earnings, statutory tax rates and enacted tax rules, including transfer pricing. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. As a result, our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. These changes may adversely impact our effective tax rate and harm our financial position and results of operations.

We are subject to examination by the U.S. Internal Revenue Service (“IRS”) and other domestic and foreign tax authorities and government bodies. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax and other tax reserves. If our reserves are not sufficient to cover these contingencies, such inadequacy could materially adversely affect our business, prospects, financial condition, operating results, and cash flows.

In addition, due to the global nature of the Internet, it is possible that various states or foreign countries might attempt to impose additional or new regulation on our business or levy additional or new sales, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised international, federal, state or local tax regulations or court decisions may subject us or our customers to additional sales, income and other taxes. For example, the European Union, certain member states, and other countries, as well as states within the United States, have proposed or enacted taxes on online advertising and marketplace service revenues. The application of existing, new or revised taxes on our business, in particular, sales taxes, VAT and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the internet. Any of these events could have a material adverse effect on our business, financial condition, and operating results.

We are currently under or subject to examination for indirect taxes in various states, municipalities and foreign jurisdictions. Management currently believes we have adequate reserves established for these matters. If a material indirect tax liability associated with prior periods were to be recorded, for which there is not a reserve, it could materially affect our financial results for the period in which it is recorded.

Taxing authorities may successfully assert that we should have collected, or in the future should collect sales and use, telecommunications or similar taxes, and we could be subject to liability with respect to past or future tax, which could adversely affect our operating results.

We believe we remit state and local sales and use tax, excise, utility user, and ad valorem taxes, fees and surcharges or other similar obligations in all relevant jurisdictions in which we generate sales, based on our understanding of the applicable laws in those jurisdictions. Such tax, fees and surcharge laws and rates vary greatly by jurisdiction, and the application of such taxes to e-commerce businesses, such as ours, is a complex and evolving area. The jurisdictions where we have sales may apply more rigorous enforcement efforts or take more aggressive positions in the future that could result in greater tax liability. In addition, in the future we may also decide to engage in activities that would require us to pay sales and use, telecommunications, or similar taxes in new jurisdictions. Such tax assessments, penalties and interest or future requirements may materially adversely affect our business, financial condition and operating results. these laws and regulations, as well as potential substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business.

We are subject to a variety of new and existing laws and regulations which could subject us to claims, judgments, monetary liabilities and other remedies, and to limitations on our business practices.

The application of existing domestic and international laws and regulations to us relating to issues such as defamation, pricing, advertising, taxation, promotions, billing, consumer protection, export controls, accessibility, content regulation, data privacy, intellectual property ownership and infringement, and accreditation in many instances is unclear or unsettled. In addition, we will also be subject to any new laws and regulations directly applicable to our domestic and international activities. Internationally, we may also be subject to laws regulating our activities in foreign countries and to foreign laws and regulations that are inconsistent from country to country. We may incur substantial liabilities for expenses necessary to comply with these laws and regulations, as well as potential substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business.

In certain instances, we may be subject to enhanced privacy obligations based on the type of information we store and process. While we believe we are in compliance with the relevant laws and regulations, we could be subject to enforcement actions, fines, forfeitures and other adverse actions.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), which allows for penalties that run into the millions of dollars, requires commercial emails to include identifying information from the sender and a mechanism for the receiver to opt out of receiving future emails. Several states have enacted additional, more restrictive and punitive laws regulating commercial email. Foreign legislation exists as well, including Canada’s Anti-Spam Legislation and the European laws that have been enacted pursuant to the GDPR and European Union Directive 2002/58/EC and its amendments. We use email as a significant means of communicating with our existing and potential users. We believe that our email practices comply with the requirements of the CAN-SPAM Act, state laws, and applicable foreign legislation. If we were ever found to be in violation of these laws and regulations, or any other laws or regulations, our business, financial condition, operating results and cash flows could be materially adversely affected.

Many third-parties are examining whether the Americans with Disabilities Act (“ADA”) concept of public accommodation also extends to websites and to mobile applications. Generally, some plaintiffs have argued that websites and mobile applications are places of public accommodation under Title III of the ADA and, as such, must be equipped so that individuals with disabilities can navigate and make use of subject websites and mobile applications. We cannot predict how the ADA will ultimately be interpreted as applied to websites and mobile applications.

We believe we are in compliance with relevant law. If the law changes with the ADA, then any adjustments or requirements to implement any changes prescribed by the ADA could result in increased costs to our business, we may become subject to injunctive relief, plaintiffs may be able to recover attorneys’ fees, and it is possible that, while the ADA does not provide for monetary damages, we become subject to such damages through state consumer protection or other laws. It is possible that these potential liabilities could cause a material adverse effect on our operations and harm our business reputation.

As of May 25, 2018, certain data transfers from and between the European Union (“EU”) are subject to the GDPR. As discussed in more detail below, the GDPR prohibits data transfers from the EU to other countries outside of the EU, including the U.S., without appropriate security safeguards and practices in place. Previously, for certain data transfers from and between the EU and the U.S., we, like many other companies, had relied on what is referred to as the “EU-U.S. Safe Harbor,” in order to comply with privacy obligations imposed by EU countries. The European Court of Justice invalidated the EU-U.S. Safe Harbor. Additionally, other countries that relied on the EU-U.S. Safe Harbor that were not part of the EU have also found that data transfers to the U.S. are no longer valid based on the European Court of Justice ruling. Although U.S. and EU policymakers approved a new framework known as “Privacy Shield” that would allow companies like us to continue to rely on some form of a safe harbor for the transfer of certain data from the EU to the U.S., on July 16, 2020, the Court of Justice of the European Union issued a judgment declaring as “invalid” the European Commission’s Decision (EU) 2016/1250 on the adequacy of the protection provided by the EU-U.S. Privacy Shield, rendering it invalid. We cannot predict how or if these issues will be resolved nor can we evaluate any potential liability at this time.

The Company has put into place various alternative grounds on which to rely in order to be in compliance with relevant law for the transfer of data from overseas locations to the U.S. which have not been invalidated by the European Court of Justice. Some independent data regulators have adopted the position that other forms of compliance are also invalid though the legal grounds for these findings remain unclear at this time. We cannot predict at this time whether the alternative grounds that we continue to implement will be found to be consistent with relevant laws nor what any potential liability may be at this time.

On June 28, 2018, the California legislature enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020 and became enforceable starting July 1, 2020. The CCPA, which covers businesses that obtain or access personal information on California resident consumers grants consumers enhanced privacy rights and control over their personal information and imposes significant requirements on covered companies with respect to consumer data privacy rights. The CCPA provides consumers with the right to opt out of the sale of their personal information including the requirement to include a “Do Not Sell” link on our websites and applications that sell personal data of California resident consumers. We believe we have implemented such links to the extent necessary and our privacy policies have been updated and posted on our websites.

Failure or perceived failure by us to comply with our policies, applicable requirements, or industry self-regulatory principles related to the collection, use, sharing or security of personal information, or other privacy, data-retention or data-protection matters could result in a loss of user confidence in us, damage to our brands, and ultimately in a loss of users and advertising partners, which could adversely affect our business. Changes in these or any other laws and regulations or the interpretation of them could increase our future compliance costs, limit the amount and type of data we can collect, transfer, share, or sell, make our products and services less attractive to our users, or cause us to change or limit our business practices. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant civil or criminal liabilities.

If we are subject to burdensome laws or regulations or if we fail to adhere to the requirements of public or private regulations, our business, financial condition and results of operations could suffer.

The requirements of being a public company, including developing and maintaining proper and effective disclosure controls and procedures and internal control over financial reporting, may strain our resources and divert management’s attention away from other business concerns.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations that impose various requirements on public companies. Our management and other personnel will devote a substantial amount of time to compliance with these requirements and, as an independent public company, such compliance will increase our legal, accounting and financial costs. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of such controls, we have expended, and anticipate that we will continue to expend, significant resources. For example, in connection with the separation, we have hired and expect to continue to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to assist in our compliance efforts. We expect to incur significant expenses and devote substantial management effort toward compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. To assist us in complying with these requirements we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses. Despite significant investment, our current controls and any new controls that we develop may become inadequate because of changes in business conditions. For example, because we have acquired companies in the past and may continue to do so in the future, we need to effectively expend resources to integrate the controls of these acquired entities with ours. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that are required to be included in the periodic reports that we file with the SEC. If our management team or independent registered public accounting firm were to furnish an adverse report, or if it is determined that we have a material weakness or significant deficiency in our internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities or shareholder litigation.

Risks Related to the Separation

Our plan to separate into two independent publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

On April 19, 2021, we announced plans to separate into two leading publicly traded companies. The separation is subject to approval by the J2 Global board of directors of the final terms of the separation and market, regulatory and certain other conditions. Unanticipated developments, including changes in the competitive conditions of Consensus’ and J2 Global’s respective markets, regulatory approvals or clearances, the uncertainty of the financial markets and challenges in executing the separation, could delay or prevent the completion of the proposed separation, or cause the separation to occur on terms or conditions that are different or less favorable than expected.

J2 Global has established a working group tasked with driving the separation process. The process of completing the proposed separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. The separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the separation is not completed or is not well executed. Our Unaudited Pro Forma Combined Financial Statements include adjustments relating to anticipated costs and expenses in connection with the separation. Executing the proposed separation will also require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business. Due to the scale and variety of J2 Global’s businesses and its global footprint (among other factors), the separation process is extremely complex and requires effort and attention from employees throughout the J2 Global organization. For example, employees that are part of the Consensus business must be transitioned to new payroll and other benefit platforms. Outside the organization, J2 Global must notify and establish separation readiness among thousands of customers, business partners and suppliers so that business relationships all over the world may continue seamlessly following the completion of the separation. Administratively, the separation involves the establishment of new customer and supplier accounts, new bank accounts, legal reorganizations and contractual assignments in various jurisdictions throughout the world, and the creation and maintenance of separation management functions, led by a working group tasked with driving the separation process, to plan and execute the separation in a timely fashion. Other challenges associated with effectively executing the separation include attracting, retaining and motivating employees during the pendency of the separation and following its completion; addressing disruptions to our supply chain, manufacturing and other operations resulting from splitting J2 Global into two large but independent companies; separating J2 Global’s information systems; and establishing a new brand identity in the marketplace.

The combined post-separation value of J2 Global and Consensus common stock may not equal or exceed the pre-separation value of J2 Global common stock.

As a result of the distribution, J2 Global expects the trading price of J2 Global common stock immediately following the distribution to be lower than the “regular-way” trading price of such common stock immediately prior to the distribution because the trading price will no longer reflect the value of the businesses held by Consensus. The aggregate market value of J2 Global common stock and the Consensus common stock following the separation may be higher or lower than the market value of J2 Global common stock immediately prior to the separation.

The separation may not achieve some or all of the anticipated benefits.

We may not realize some or all of the anticipated strategic, financial, operational, marketing or other benefits from the separation. As independent publicly traded companies, Consensus and J2 Global will be smaller, less diversified companies with a narrower business focus and may be more vulnerable to changing market conditions, which could materially and adversely affect their respective business, financial condition and results of operations.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, J2 Global, Consensus and J2 Global stockholders could be subject to significant tax liabilities, and, in certain circumstances, Consensus could be required to indemnify J2 Global for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

It is a condition to the distribution that J2 Global receive (i) a private letter ruling from the IRS, satisfactory to J2 Global’s board of directors, regarding certain U.S. federal income tax matters relating to the separation and related transactions and (ii) an opinion of Gibson, Dunn & Crutcher LLP, satisfactory to J2 Global’s board of directors, regarding the qualification of the distribution, together with certain related transactions, as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Any opinions of outside counsel or other external tax advisors and any IRS private letter ruling will be based, among other things, on various facts and assumptions, as well as certain representations, statements and undertakings of J2 Global and Consensus (including those relating to the past and future conduct of J2 Global and Consensus). If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if J2 Global or Consensus breach any of their respective covenants contained in any of the separation-related agreements or in the documents relating to the IRS private letter ruling and/or any tax opinion, the IRS private letter ruling and/or any tax opinion may be invalid. Accordingly, notwithstanding receipt of the IRS private letter ruling and/or opinions of counsel or other external tax advisors, the IRS could determine that the distribution and certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the facts, assumptions, representations, statements or undertakings that were included in the request for the IRS private letter ruling or on which any opinion was based are false or have been violated. In addition, the IRS private letter ruling will not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and an opinion of outside counsel or other external tax advisor represents the judgment of such counsel or advisor which is not binding on the IRS or any court. Accordingly, notwithstanding receipt by J2 Global of the IRS private letter ruling and the tax opinions referred to above, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, J2 Global, Consensus and J2 Global’s stockholders could be subject to significant U.S. federal income tax liability.

If the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, J2 Global would recognize taxable gain as if it has sold the Consensus common stock in a taxable sale for its fair market value and J2 Global stockholders who receive shares of Consensus common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, see “Material U.S. Federal Income Tax Considerations.”

Under the tax matters agreement to be entered into by J2 Global and Consensus in connection with the separation, Consensus generally would be required to indemnify J2 Global for any taxes resulting from the separation (and any related costs and other damages) to the extent such amounts resulted from (i) an acquisition of all or a portion of the equity securities or assets of Consensus, whether by merger or otherwise (and regardless of whether Consensus participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by Consensus or (iii) any of the representations or undertakings of Consensus contained in any of the separation-related agreements or in the documents relating to the IRS private letter ruling and/or any tax opinion being incorrect or violated. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

In addition, J2 Global, Consensus and their respective subsidiaries may incur certain tax costs in connection with the separation, including non-U.S. tax costs resulting from separations in multiple non-U.S. jurisdictions that do not legally provide for tax-free separations, which may be material.

We may not be able to engage in desirable strategic or capital-raising transactions following the separation.

To preserve the tax-free treatment of the separation and the distribution for U.S. federal income tax purposes, for the three-year period following the separation, we will be prohibited under the tax matters agreement, except in specific circumstances, from: (i) entering into any transaction pursuant to which all or a portion of the shares of Consensus common stock would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds, (iii) repurchasing shares of our common stock other than in certain open-market transactions, (iv) ceasing to actively conduct certain of our businesses or (v) taking or failing to take any other action that would prevent the distribution and certain related transactions from qualifying as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit for a period of time our ability to pursue certain strategic transactions, equity issuances or repurchases or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. For more information, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”

We have a limited history of operating as an independent company, no history as operating as an independent company primarily focused on the secure data exchange space, and we expect to incur increased administrative and other costs following the separation by virtue of our status as an independent public company. Our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about Consensus in this information statement refers to the business of Historical Cloud Services as operated by and integrated with J2 Global. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Historical Cloud Services, a wholly owned subsidiary of J2 Global. Such historical information includes Historical Cloud Services’ B2B backup, cybersecurity and SMB enablement (including our Livedrive Backup business) businesses, and does not reflect Consensus as it will be constituted following the separation as a business focused on secure data exchange. As a result, the historical financial information included in this information statement does not necessarily reflect the financial position, results of operations or cash flows of Consensus following the separation or what Consensus’ financial position, results of operations and cash flows would have been had Consensus been a separate, standalone business during the periods presented. Furthermore, the Historical Cloud Services financial information and the pro forma financial information giving effect to the internal reorganization included in this information statement do not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors, among others:

•

Prior to the separation, while our business operated on a relatively standalone basis, J2 Global or one of its affiliates performed various corporate functions for us such as legal, treasury, accounting, internal auditing, human resources and corporate affairs, and also provided our IT and other corporate infrastructure. Our historical and pro forma financial results reflect allocations of corporate expenses from J2 Global for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company. Following the separation, our costs related to such functions previously performed by J2 Global may increase.

•

To some extent historically, we have shared certain economies of scope and scale with J2 Global. Although we will enter into certain agreements (including a transition services agreement) with J2 Global in connection with the separation, these arrangements may not fully capture the benefits that we enjoyed as a result of being with a subsidiary of J2 Global and could result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the separation.

•

While Historical Cloud Services has engaged in some debt financing transactions specifically for its business, a substantial portion of its working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, were historically satisfied as part of the corporate-wide cash management policies of J2 Global. In connection with the separation, we intend to enter into the financing arrangements described under the section entitled “Description of Material Indebtedness” as part of our transition to becoming a standalone company. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	After the completion of the separation, the cost of capital for our business may be higher than J2 Global’s cost of capital prior to the separation.

•

Our historical consolidated and condensed consolidated financial information does not reflect the debt or the associated interest expense that we will incur as part of the separation and distribution. See “Description of Material Indebtedness.”

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from J2 Global. For additional information about the past financial performance of our business and the basis of presentation of the historical consolidated financial statements and the unaudited pro forma combined financial statements of our business, see “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes included elsewhere in this information statement.

After our separation from J2 Global, we will have debt obligations that could adversely affect our business and our ability to meet our obligations and pay dividends.

Immediately following the separation, Consensus expects to have total outstanding indebtedness of approximately $800 million. See “Description of Material Indebtedness.” We may also incur additional indebtedness in the future. This significant amount of debt could have important adverse consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make principal and interest payments;

•	making it more difficult to satisfy other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic, competitive and industry conditions;

•	reducing the cash flows available to fund capital expenditures and other corporate purposes and to grow our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and industry;

•	placing us at a competitive disadvantage compared with our less-leveraged competitors;

•	increasing our cost of borrowing; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase our common stock.

In addition, the indentures governing our indebtedness will contain, and the agreements governing any future indebtedness may contain, restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.

Furthermore, we may be able to incur substantial additional indebtedness in the future. The terms of our outstanding indebtedness limit, but do not prohibit, us from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions will also not prevent us from incurring obligations that do not constitute “indebtedness.” If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control, including those discussed elsewhere in this “Risk Factors” section. We may be unable to maintain a level of cash flow sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The indentures governing our indebtedness will restrict, and the agreements governing any future indebtedness may restrict, our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If we cannot make payments on our debt obligations, we will be in default and all outstanding principal and interest on our debt may be declared due and payable and we could be forced into bankruptcy or liquidation.

In addition, any event of default or declaration of acceleration under one debt instrument could result in an event of default under one or more of our other debt instruments.

Consensus or J2 Global may fail to perform under the transition services agreement and other transaction agreements that will be executed as part of the separation, and we may not have necessary systems and services in place when these transaction agreements expire.

In connection with the separation, Consensus and J2 Global will enter into several agreements, including among others a transition services agreement, a separation agreement, a tax matters agreement, an employee matters agreement, an intellectual property license agreement and a stockholder and registration rights agreement with respect to J2 Global’s continuing ownership of Consensus common stock. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a transition period after the separation. The separation agreement, tax matters agreement, employee matters agreement and intellectual property license agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and include any necessary indemnifications related to liabilities and obligations. We will rely on J2 Global to satisfy its performance and payment obligations under these agreements. If J2 Global is unable to satisfy its obligations under these agreements, including its obligations with respect to the provision of transition services, we could incur operational difficulties or losses that could have a material and adverse effect on our business, financial condition and results of operations.

In addition, if we do not have in place our own systems and services, or if we do not have agreements with other providers of these services in place once certain transition services expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that J2 Global currently provides to us and/or will provide to us under the transition services agreement. However, we may not be successful in implementing these systems and services or in transitioning from J2 Global’s systems to our own systems, and may pay more for such systems and services that we currently pay or that we will pay under the transition services agreement.

The proposed separation may result in disruptions to, and negatively impact our relationships with, our customers and other business partners. In addition, certain contracts that will need to be assigned from J2 Global or its affiliates to Consensus in connection with the separation require the consent of the counterparty to such an assignment, and failure to obtain these consents could increase our expenses or otherwise harm our business and financial performance.

Uncertainty related to the proposed separation may lead customers and other parties with which we currently do business or may do business in the future to terminate or attempt to negotiate changes in our existing business relationships, or cause them to consider entering into business relationships with parties other than us. These disruptions could have a material and adverse effect on our businesses, financial condition, results of operations and prospects. The effect of such disruptions could be exacerbated by any delays in the completion of the separation.

In addition, the separation agreement will provide that a number of contracts are to be assigned from J2 Global or its affiliates to us or our affiliates. Certain of our contracts require the contractual counterparty’s consent to assignment. It is possible that some parties may use the consent requirement to seek more favorable contractual terms from us. If we are unable to obtain these consents, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the separation. If we are unable to obtain these consents, the loss of these contracts could increase our expenses or otherwise reduce our profitability.

Potential indemnification liabilities to J2 Global pursuant to the separation agreement could materially and adversely affect our business, financial condition, results of operations and cash flows.

The separation agreement will provide for, among other things, indemnification obligations generally designed to make us financially responsible for (i) liabilities primarily associated with the Consensus business; (ii) our failure to pay, perform or otherwise promptly discharge any such liabilities or contracts, in accordance with their respective terms, whether prior to, at or after the distribution; (iii) any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding by J2 Global for our benefit, unless related to liabilities primarily associated with the J2 Global business; (iv) any breach by us of the separation agreement or any of the ancillary agreements or any action by us in contravention of our amended and restated certificate of incorporation or amended and restated bylaws; and (v) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the registration statement of which this information statement forms a part (as amended or supplemented) or any other disclosure document that describes the separation or the distribution or Consensus and its subsidiaries or primarily relates to the transactions contemplated by the separation agreement, subject to certain exceptions. If we are required to indemnify J2 Global under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities. See “Certain Relationships and Related Person Transactions—The Separation and Distribution Agreement—Indemnification.”

In connection with the separation, J2 Global will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that J2 Global’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements we will enter into with J2 Global, J2 Global will indemnify Consensus for certain liabilities as discussed further in “Certain Relationships and Related Person Transactions—The Separation and Distribution Agreement—Indemnification.” However, third parties could also seek to hold us responsible for any of the liabilities that J2 Global has agreed to retain, and there can be no assurance that the indemnity from J2 Global will be sufficient to protect us against the full amount of such liabilities, or that J2 Global will be able to fully satisfy its indemnification obligations. In addition, J2 Global’s insurers may attempt to deny us coverage for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from J2 Global or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, financial position, results of operations and cash flows.

We will be subject to continuing contingent liabilities following the separation.

After the separation, there will be several significant areas where the liabilities of J2 Global may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the J2 Global consolidated U.S. federal income tax return group during a taxable period or portion of a taxable period ending on or before the effective date of the distribution is severally liable for the U.S. federal income tax liability of the J2 Global consolidated U.S. federal income tax return group for that taxable period. Consequently, if J2 Global is unable to pay the consolidated U.S. federal income tax liability for a pre-separation period, we could be required to pay the amount of such tax, which could be substantial and in excess of the amount allocated to us under the tax matters agreement. For a discussion of the tax matters agreement, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.” Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

The agreements between us and J2 Global may not be made on an arm’s length basis.

The agreements we will enter into with J2 Global in connection with the spin-off, including, but not limited to, a separation agreement, tax matters agreement, employee matters agreement, intellectual property license agreement, transition services agreement and any other commercial agreements between the parties or their affiliates, will have been negotiated in the context of the separation and distribution while we were still a wholly-owned subsidiary of J2 Global. Accordingly, during the period in which the terms of those agreements will have been negotiated, we will not have had an independent board of directors or a management team independent of J2 Global. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms relate to, among other things, the allocation of assets, liabilities, rights and other obligations between J2 Global and us.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and results of operations.

In connection with the separation and distribution, J2 Global has undertaken and will undertake several corporate reorganization transactions involving its subsidiaries which, along with the separation and distribution, may be subject to federal and state fraudulent conveyance and transfer laws. If, under these laws, a court were to determine that, at the time of the separation and distribution, any entity involved in these reorganization transactions or the separation and distribution:

•	was insolvent;

•	was rendered insolvent by reason of the separation and distribution;

•	had remaining assets constituting unreasonably small capital; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

then the court could void the separation and distribution, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our stockholders to return to J2 Global some or all of the shares of Consensus common stock issued in the distribution, or require J2 Global or Consensus, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction whose law is being applied. Generally, however, an entity would be considered insolvent if the fair value of its assets was less than the amount of its liabilities, or if it incurred debt beyond its ability to repay the debt as it matures.

After the distribution, certain members of management, directors and shareholders will hold stock in both J2 Global and Consensus, and as a result may face actual or potential conflicts of interest.

After the distribution, the management and directors of each of J2 Global and Consensus may own both J2 Global common stock and Consensus common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and J2 Global management and directors face decisions that could have different implications for us and J2 Global. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between J2 Global and us regarding the terms of the agreements governing the distribution and our relationship with J2 Global thereafter. We expect these agreements to include a separation agreement, tax matters agreement, employee matters agreement, intellectual property license agreement, transition services agreement and any other commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or J2 Global may enter into in the future.

Until the separation occurs, J2 Global has sole discretion to change the terms of the separation and distribution in ways which may be unfavorable to us.

Until the separation and distribution occur, we will continue to be a subsidiary of J2 Global. Accordingly, J2 Global will have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to us. In addition, J2 Global may decide at any time not to proceed with the separation and distribution.

As an independent, publicly traded company, we may not enjoy the same benefits that were available to us as a business unit of J2 Global. It may be more costly for us to separately obtain or perform the various corporate functions that J2 Global performed for us prior to the separation, such as legal, treasury, accounting, auditing, human resources, investor relations, public affairs, finance and cash management services.

Historically, our business has been operated as one of J2 Global’s business units, and J2 Global performed certain of the corporate functions for our operations. Following the distribution, J2 Global will provide support to us with respect to certain of these functions on a transitional basis. We will need to replicate certain systems, infrastructure and personnel to which we will no longer have access after the distribution and will likely incur capital and other costs associated with developing and implementing our own support functions in these areas. Such costs could be material.

As an independent, publicly traded company, we may become more susceptible to market fluctuations and other adverse events than we would have been were we still a part of J2 Global. As part of J2 Global, we have been able to enjoy certain benefits from J2 Global’s operating diversity and available capital for investments and other uses. As an independent, publicly traded company, we will not have similar operating diversity and may not have similar access to capital markets, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

A public market for Consensus common stock does not currently exist. We anticipate that on or shortly before the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the separation. Nor can we predict the prices at which shares of our common stock may trade after the separation. Similarly, we cannot predict whether the combined market value of the outstanding shares of our common stock and J2 Global common stock will be less than, equal to or greater than the market value of the outstanding shares of J2 Global common stock prior to the separation.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment in which we operate; and

•	domestic and worldwide economic conditions.

Shares of our common stock generally will be eligible for resale following the distribution, which may cause our stock price to decline.

Any sales of substantial amounts of Consensus common stock in the public market or the perception that such sales might occur, in connection with the separation or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, based on the number of shares of J2 Global common stock outstanding as of September 9, 2021, we expect that we will have an aggregate of approximately 20.1 million shares of our common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), unless the shares are owned by one or more of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

We do not intend to pay dividends on our common stock.

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant.

Reduced reporting and disclosure requirements applicable to us as an emerging growth company could make our common stock less attractive to investors.

We are an EGC and, for as long as we continue to be an EGC, we may choose to continue to take advantage of exemptions from various reporting requirements applicable to other public companies. Consequently, we are not required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, and we are subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the dates such pronouncements are effective for public companies. We will cease to be an EGC upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act, (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in nonconvertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock, and the price of our common stock may be more volatile.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us.

As a public company, we will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, the Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting. While we have been adhering to these laws and regulations as a subsidiary of J2 Global, after the distribution we will need to demonstrate our ability to manage our compliance with these corporate governance laws and regulations as an independent, public company.

Matters affecting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, violations of applicable stock exchange listing rules, and litigation brought by our shareholders and others. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could have a material and adverse effect on us by, for example, leading to a decline in our share price and impairing our ability to raise additional capital, and also could result in litigation brought by our shareholders and others.

Future sales by J2 Global or others of our common stock, or the perception that such sales may occur, could depress our common stock price.

Immediately following the distribution, J2 Global will own 19.9% of the economic interest and voting power of our outstanding common stock. Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), for so long as J2 Global is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission, or SEC. We are unable to predict with certainty whether or when J2 Global will distribute to holders of J2 Global debt and/or J2 Global stockholders, or sell, a substantial number of shares of our common stock following the distribution. Sales by J2 Global or others of a substantial number of shares after the distribution, or a perception that such sales could occur, could significantly reduce the market price of our common stock. Upon completion of the distribution, except as otherwise described herein, all shares of our common stock that are being distributed hereby will be freely tradable without restriction, assuming they are not held by our affiliates.

Immediately following the distribution, we intend to file a registration statement on Form S-8 registering under the Securities Act the shares of our common stock reserved for issuance under our 2021 Equity Incentive

Plan. If equity securities granted under our 2021 Equity Incentive Plan are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.

Your percentage ownership in Consensus may be diluted in the future.

In the future, your percentage ownership in Consensus may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. We anticipate that the compensation committee of our board of directors will grant stock options or other stock-based awards to our employees and directors after the distribution, from time to time, under our employee benefits plans. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors may generally determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of the members of our board of directors in all events or upon the happening of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of our common stock. See “Description of Consensus’ Capital Stock.”

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Consensus, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions will, among other things:

•	permit our Board of Directors to issue one or more series of preferred stock with such powers, rights and preferences as the Board of Directors shall determine;

•

subject to a five-year sunset from the date of the distribution, provide for a classified Board of Directors, with each class serving a staggered three-year term, which could have the effect of making the replacement of incumbent directors more time consuming and difficult;

•	provide that, as long as our Board of Directors is classified, our directors can be removed for cause only;

•	prohibit stockholder action by written consent;

•	limit the ability of stockholders to call a special meeting of stockholders;

•	provide that vacancies on the Board of Directors could be filled only by a majority vote of directors then in office, even if less than a quorum, or by a sole remaining director; and

•	establish advance notice requirements for stockholder proposals and nominations of candidates for election as directors.

These provisions may prevent or discourage attempts to remove and replace incumbent directors. In addition, these limitations may adversely affect the prevailing market price and market for our common stock if they are viewed as limiting the liquidity of our stock or discouraging takeover attempts in the future.

For additional details, see “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of DGCL and our Certificate of Incorporation and Bylaws” for a further description of certain of these provisions.

Because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (“DGCL”), this provision could also delay or prevent a change of control that stockholders may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or their affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.

In addition, an acquisition or further issuance of our common stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to J2 Global For a discussion of Section 355(e), see “Material U.S. Federal Income Tax Considerations.” Under the tax matters agreement, we would be required to indemnify J2 Global for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Our amended and restated bylaws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the United States federal district courts as the exclusive forum for claims under the Securities Act, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws will provide that, unless Consensus consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Consensus, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of Consensus to Consensus or its stockholders, (c) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (d) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus governed by the internal affairs doctrine shall, in each case to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction, a the federal district court for the District of Delaware. Furthermore, unless Consensus consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules or regulations thereunder. Our exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These exclusive provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for Consensus’ common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage for Consensus’ common stock. If there is no research coverage of Consensus’ common stock, the trading price for shares of Consensus’ common stock may be negatively impacted. If we obtain research coverage for Consensus’ common stock and if one or more of the analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of Consensus’ common stock or fails to publish reports on us regularly, demand for Consensus’ common stock could decrease, which could cause Consensus’ common stock price or trading volume to decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials J2 Global and Consensus have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “will,” “should,” “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “The Separation and Distribution” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of Consensus’ management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this information statement. Factors that could cause actual results or events to differ materially from those anticipated include, but are not limited to, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, our ability and intention to:

•

Sustain growth or profitability, particularly in light of an uncertain U.S. or worldwide economy and the related impact on customer acquisition and retention rates, customer usage levels and credit and debit card payment declines;

•	Maintain and increase our customer base and average revenue per customer account;

•

Generate sufficient cash flow to make interest and debt payments and reinvest in our business, and pursue desired activities and businesses plans while satisfying restrictive covenants relating to debt obligations;

•	Acquire businesses on acceptable terms and successfully integrate and realize anticipated synergies from such acquisitions;

•

Continue to expand our Cloud Fax business and operations internationally in the wake of numerous risks, including adverse currency fluctuations, difficulty in staffing and managing international operations, higher operating costs as a percentage of revenues or the implementation of adverse regulations;

•

Maintain our financial position, operating results and cash flows in the event that we incur new or unanticipated costs or tax liabilities, including those relating to federal and state income tax and indirect taxes, such as sales, value-added and telecommunication taxes;

•	Accurately estimate the assumptions underlying our effective worldwide tax rate;

•

Manage certain risks inherent to our business, such as costs associated with fraudulent activity, system failure or network security breach; effectively maintain and manage our billing systems; allocate time and resources required to manage our legal proceedings; or adhere to our internal controls and procedures;

•	Compete with other similar providers with regard to price, service and functionality;

•	Cost-effectively procure, retain and deploy large quantities of fax numbers in desired locations in the United States and abroad;

•	Achieve business and financial objectives in light of burdensome domestic and international telecommunications, Internet or other regulations including data privacy, security and retention;

•	Successfully manage our growth, including but not limited to our operational and personnel-related resources, and integration of newly acquired businesses;

•	Successfully adapt to technological changes and diversify services and related revenues at acceptable levels of financial return;

•

Successfully develop and protect our intellectual property, both domestically and internationally, including our brands, patents, trademarks and domain names, and avoid infringing upon the proprietary rights of others; and

•	Recruit and retain key personnel.

DIVIDEND POLICY

We currently expect to retain all available funds and any future earnings for use in the operation and expansion of our Cloud Fax business. We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table presents our historical cash and capitalization at June 30, 2021 and our pro forma cash and capitalization at that date reflecting the pro forma adjustments described in the notes to our unaudited pro forma condensed consolidated balance sheet as if the separation and distribution, including the internal reorganization and the financing transactions that we expect to enter into in connection with the separation, had occurred on June 30, 2021. You can find an explanation of the pro forma adjustments made to our historical consolidated financial statements under “Unaudited Pro Forma Combined Financial Statements.” You should review the following table in conjunction with our “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and accompanying notes included elsewhere in this information statement. See “Index to Financial Statements.”

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the separation been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we operated as a standalone public company at that date and is not necessarily indicative of our future capitalization or financial position.

	As of June 30, 2021
	Historical	Pro Forma
	(In thousands)
Cash and cash equivalents	$192,603	$30,000

Liabilities:
Long-term debt	$—	$796,250

Equity:
Common stock ($0.01 par value)	$—	$201
Retained earnings (deficit)	—	(390,628)
Member’s equity	1,295,005	—
Accumulated other comprehensive loss	(61,273)	80,095

Total equity (deficit)	$1,233,732	$(310,332)

Total capitalization	$1,233,732	$485,918

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information (the “pro forma financial statements”) present the consolidated financial statements of Historical Cloud Services after giving effect to the distribution of Historical Cloud Services’ B2B backup, cybersecurity business and SMB enablement business resulting in what we refers to as “Consensus.” Information in the unaudited pro forma combined financial statements is presented as follows:

•

the unaudited pro forma combined balance sheet as of June 30, 2021 (the “pro forma balance sheet”) was prepared based on (i) the consolidated balance sheet of Historical Cloud Services as of June 30, 2021, and (ii) the distribution of the B2B backup, cybersecurity business and SMB enablement business as if they had been consummated on June 30, 2021; and

•

the unaudited pro forma combined statements of income (the “pro forma statements of income”) for the six months ended June 30, 2021 and the year ended December 31, 2020 were prepared based on (i) the consolidated statements of income of Historical Cloud Services for such periods, and (ii) the distribution of the B2B backup, cybersecurity business and SMB enablement business as if they had been consummated on January 1, 2020.

Following the completion of the separation and distribution, the historical financial statements of Consensus will be recast to reflect the distribution of the B2B backup business, cybersecurity business and the SMB enablement business as discontinued operations for each period presented.

The pro forma financial statements should be read in conjunction with the accompanying notes to the pro forma financial statements. In addition, the pro forma financial statements were based on and should be read in conjunction with the audited financial statements of Historical Cloud Services as of and for the year ended December 31, 2020 and the accompanying notes thereto included in this information statement.

The pro forma financial statements, which were prepared in accordance with Article 11 of Regulation S-X, have been presented for informational purposes only and are not necessarily indicative of what Consensus’ financial position or results of operations actually would have been had the separation, distribution and other related transactions been completed as of the dates indicated above. In addition, the pro forma financial statements do not purport to project the future financial position or results of operations of Consensus.

Pro forma adjustments to historical financial information are subject to assumptions described in the accompanying notes. Management believes that these assumptions and adjustments are reasonable and appropriate under the circumstances and are factually supported based on information currently available. The unaudited pro forma financial information set forth below primarily gives effect to the following (“pro forma basis”):

•

the expected transfer of the B2B backup (provided that it is not sold prior to the separation), cybersecurity and SMB enablement businesses to legal entities that will be a part of J2 Global after the separation;

•	the incremental costs to be incurred as a standalone public entity and overhead currently shared from J2 Global such as legal, accounting, finance, human resource and payroll, net of tax; and

•	the issuance of $800 million of debt by Consensus in connection with the separation capitalization plan.

Unaudited Pro Forma Combined Balance Sheets

As of June 30, 2021

(in thousands, except per share data)

	Historical Cloud Services	Distribution to J2 Global (a)	Pro Forma Adjustments	Notes	Consensus Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$192,603	$(133,474)	$(29,129)	(b)	$30,000
Accounts receivable, net of allowances of $5,204	41,348	(16,912))	—		24,436
Prepaid expense and other current assets	25,633	(24,813)	—		820
Current assets held for sale	8,939	(8,939)	—		—

Total current assets	268,523	(184,138)	(29,129)		55,256

Property & equipment, net	59,178	(32,593)	—		26,585
Operating lease right-of-use assets	41,975	(40,279)	—		1,696
Trade names, net	46,263	(17,115)	—		29,148
Customer relationships, net	73,993	(62,393)	—		11,600
Goodwill	878,784	(507,149)	—		371,635
Other purchased intangibles, net	63,673	(62,171)	—		1,502
Notes receivable from related parties, noncurrent	9,010	(9,010)	—		—
Deferred income taxes, noncurrent	43,886	2,158	—		46,044
Other assets	3,394	(2,530)	—		864
Noncurrent assets held for sale	98,187	(98,187)	—		—

TOTAL ASSETS	$1,586,866	$(1,013,407)	$(29,129)		$544,330

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$61,759	$(41,129)	$—		$20,630
Income taxes payable, current	1,658	(1,195)	—		463
Deferred revenue, current	103,591	(78,343)	—		25,248
Operating lease liabilities, current	7,301	(6,982)	—		319
Other current liabilities	444	(51)	—		393
Current liabilities held for sale	8,793	(8,793)	—		—

Total current liabilities	183,546	(136,492)	—		47,054

Long-term debt	—	—	796,250	(c)	796,250
Deferred revenue, noncurrent	16,634	(16,417)	—		217
Operating lease liabilities, noncurrent	39,605	(38,365)	—		1,240
Liability of uncertain tax positions	49,253	(26,749)	—		22,504
Deferred income taxes, noncurrent	23,184	(37,330)	—		(14,146)
Other long-term liabilities	28,260	(26,717)	—		1,543
Noncurrent liabilities held for sale	12,652	(12,652)	—		—

TOTAL LIABILITIES	353,134	(294,722)	796,250		854,662

Equity (deficit):
Common stock ($0.01 par value)	—	—	201	(d)	201
Retained earnings (deficit)	—	—	(390,628)	(d)	(390,628)
Member’s equity	1,295,005	(860,053)	(434,952)	(d)	—
Accumulated other comprehensive loss	(61,273)	141,368	—		80,095

TOTAL EQUITY (DEFICIT)	1,233,732	(718,685)	(825,379)		(310,332)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$1,586,866	$(1,013,407)	$(29,129)		$544,330

The accompanying notes are an integral part of these Unaudited Pro Forma Combined Financial Statements.

Unaudited Pro Forma Combined Statements of Income

For the Six Months Ended June 30, 2021

(in thousands, except per share data)

	Historical Cloud Services	Distribution to J2 Global (e)	Pro Forma Adjustments	Notes	Consensus Pro Forma
Revenues	$346,788	$(172,509)	$—		$174,279
Cost of revenues	75,153	(46,629)	291	(f)	28,815

Gross profit	271,635	(125,880)	(291)		145,464

Operating expenses:
Sales and marketing	72,394	(45,478)	—		26,916
Research, development and engineering	13,736	(10,120)	—		3,616
General and administrative	67,348	(55,918)	9,379	(f)	20,809
Goodwill impairment on business	32,629	(32,629)	—		—

Total operating expenses	186,107	(144,145)	9,379		51,341

Income from operations	85,528	18,265	(9,670)		94,123

Interest expense, net	(160)	320	(25,625)	(g)	(25,465)
Gain on sale of businesses	2,802	(2,802)	—		—
Other income (expense), net	531	25	—		556

Income before income taxes	88,701	15,808	(35,295)		69,214

Income tax expense (benefit)	13,823	4,024	(8,601)	(h)	9,246

Net income	$74,878	$11,784	$(26,694)		$59,968

Pro forma earnings per share:
Basic and diluted					$2.99

Pro forma weighted-average shares outstanding:
Basic and diluted				(i)	20,060,861

The accompanying notes are an integral part of these Unaudited Pro Forma Combined Financial Statements.

Unaudited Pro Forma Combined Statements of Income

For the Year Ended December 31, 2020

(in thousands, except per share data)

	Historical Cloud Services	Distribution to J2 Global (e)	Pro Forma Adjustments	Notes	Consensus Pro Forma
Revenues	$678,461	$(347,697)	$—		$330,764
Cost of revenues	154,250	(100,882)	582	(f)	53,950

Gross profit	524,211	(246,815)	(582)		276,814

Operating expenses:
Sales and marketing	119,196	(72,087)	—		47,109
Research, development and engineering	22,827	(15,717)	—		7,110
General and administrative	145,459	(120,972)	18,758	(f)	43,245

Total operating expenses	287,482	(208,776)	18,758		97,464

Income from operations	236,729	(38,039)	(19,340)		179,350

Interest expense, net	(75,764)	75,763	(51,250)	(g)	(51,250)
Gain on sale of businesses	17,122	(17,122)	—		—
Other income (expense), net	29,962	1,575	—		31,537

Income before income taxes	208,049	22,177	(70,590)		159,637

Income tax expense (benefit)	55,136	(638)	(17,202)	(h)	37,298

Net income	$152,913	$22,815	$(53,388)		$122,339

Pro forma earnings per share:
Basic and diluted					$6.63

Pro forma weighted-average shares outstanding:
Basic and diluted				(i)	18,454,694

The accompanying notes are an integral part of these Unaudited Pro Forma Combined Financial Statements.

Notes to Unaudited Pro Forma Combined Financial Statements

The unaudited pro forma combined balance sheet as of June 30, 2021 include the following adjustments:

(a)	Reflects Historical Cloud Services’ transfer of its B2B backup, cybersecurity and SMB enablement businesses to legal entities owned by J2 Global.

(b)

Reflects use of cash in excess of $30 million as a distribution from Consensus to J2 Global pursuant to the terms of the separation and distribution agreement and payment of transaction expenses associated with the separation.

(c)	Reflects the recording of anticipated debt of $800 million principal amount, or approximately $796 million net of issuance costs, expected to be issued by Consensus in connection with the separation.

(d)

On the distribution date, Historical Cloud Services’ net investment in Consensus will be re-designated as Consensus equity and will be allocated between common stock and retained earnings (deficit) based on the number of shares of Consensus common stock outstanding at the distribution date. The pro forma adjustment reflects the re-designation of Historical Cloud Services’ net investment in Consensus and the impact of the pro forma adjustments described above and below.

The unaudited pro forma combined statements of income for the six months ended June 30, 2021 and for the year ended December 31, 2020 include the following adjustments:

(e)

Reflects Historical Cloud Services’ transfer of the revenue and expenses associated with its B2B backup, cybersecurity and SMB enablement businesses and historical shared services cost such as legal, accounting, finance, human resource and payroll to legal entities owned by J2 Global. Approximately $9 million of the historical shared service costs will transfer to Consensus upon the separation and are included in the $19.3 million of standalone expenses referred to in note (f).

(f)

Represents incremental costs to be incurred as a standalone public entity and overhead currently shared from J2 Global such as legal, accounting, finance, human resource and payroll, net of tax. The pro forma estimated incremental costs of $19.3 million were derived based on an analysis of costs that were not included in the standalone business. These costs include items such as shared services personnel, various insurance costs, legal and accounting fees, public company costs and financial systems.

(g)

Reflects the interest expense related to anticipated debt of $800 million principal amount expected to be issued by Consensus in connection with the separation capitalization plan with an assumed interest rate of 6.3% per annum. The actual interest rate on the debt may be higher or lower than 6.3% per annum. For each 50 basis points increase or decrease in the interest rate, our annual interest expense would increase or decrease, respectively, by approximately $4 million.

(h)	Reflects the effects of the pro forma adjustments at the applicable statutory income tax rates.

(i)

Adjustment reflects the issuance of 20,060,861 shares of Consensus common stock with a par value of $0.01 per share pursuant to the separation and distribution agreement. We have assumed the number of outstanding shares of our common stock based on 48,206,250 shares of J2 Global common stock outstanding on September 9, 2021 and a distribution ratio of one share of our common stock for every three shares of J2 Global common stock. The actual number of shares issued will not be known until the record date for the distribution.

Non-GAAP Financial Measure

We had $101 million of pro forma Adjusted EBITDA for the six months ended June 30, 2021 and $193 million of pro forma Adjusted EBITDA for the year ended December 31, 2020. Pro forma Adjusted EBITDA is a non-GAAP financial measure defined by us as pro forma net income (loss), the most comparable pro forma U.S. GAAP measure, before interest expense, net, income tax expense, depreciation and amortization expense, other (income) expense, net, share-based compensation expense and acquisition-related integration expense, in each case on a pro forma basis.

Pro forma Adjusted EBITDA is a key measure used by our management and board to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the exclusion of the amounts eliminated in calculating pro forma Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that pro forma Adjusted EBITDA provides useful information to investors and the market in understanding and evaluating our operating results in the same manner as our management and board. Our use of pro forma Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our financial results as reported under U.S. GAAP. Some of these potential limitations include:

•

other companies, including companies in our industry which have similar business arrangements, may report pro forma Adjusted EBITDA, or similarly titled measures, but calculate them differently, which reduces their usefulness as comparative measures;

•

although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and pro forma Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	pro forma Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs or the potentially dilutive impact of share-based compensation.

Because of these and other limitations, you should consider pro forma Adjusted EBITDA only as supplemental to other pro forma GAAP-based financial performance measures, including pro forma revenue, pro forma net income (loss) and pro forma cash flows. The following table presents the reconciliation of pro forma net income to pro forma Adjusted EBITDA for the six months ended June 30, 2021 and the year ended December 31, 2020:

	Six months ended June 30, 2021	Year ended December 31, 2020
	(In thousands)
Pro forma net income	$59,968	$122,339
Pro forma interest expense, net	25,465	51,250
Pro forma income tax expense	9,246	37,298
Pro forma depreciation and amortization expense	5,601	11,759
Pro forma other income, net	(556)	(31,537)
Pro forma share-based compensation expense	764	1,469
Pro forma acquisition-related integration expense	482	—

Pro forma Adjusted EBITDA	$100,970	$192,578

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this MD&A section, we use the terms “the Company,” “we,” “us” and “our” to refer to Historical Cloud Services. References in this MD&A section to “Parent” refer to J2 Global, Inc., collectively with its consolidated subsidiaries. This management’s discussion and analysis of the results of operations and financial condition of Historical Cloud Services (“MD&A”) is provided in addition to, and should be read in conjunction with, the unaudited condensed consolidated financial statements and the audited consolidated financial statements of Historical Cloud Services and the related notes included in this information statement. This MD&A has been included to help provide an understanding of Historical Cloud Services’ financial condition, changes in financial condition and the results of Historical Cloud Services’ operations.

The financial information and results of operations that are discussed in this section principally relate to Historical Cloud Services. Consequently, the discussion in this section relates to Historical Cloud Services as it is currently comprised, without giving effect to the internal reorganization and other transactions that will occur in connection with the separation and distribution, and the financial information discussed below is derived from the unaudited condensed consolidated financial statements and the audited consolidated financial statements of Historical Cloud Services, which are included elsewhere in this information statement. The discussion in this section therefore includes Historical Cloud Services’ B2B backup, cybersecurity and SMB enablement businesses, and does not reflect Consensus as it will be constituted following the separation as a secure information exchange business with an emphasis on healthcare interoperability. As a result, the discussion does not necessarily reflect the financial position, results of operations or cash flows of Consensus following the separation or what Consensus’ financial position, results of operations and cash flows would have been had Consensus been a separate, standalone secure information exchange business with an emphasis on healthcare interoperability during the periods presented. See “The Separation and the Distribution” for a discussion of the internal reorganization and related transactions in connection with the separation and distribution.

This MD&A is organized as follows:

•

Overview. A discussion of our business and overall analysis of financial and other highlights affecting the Company to provide context for the remainder of MD&A. The overview analysis compares the six months ended June 30, 2021 to its prior period and the years ended December 31, 2020 and December 31, 2019 to their respective prior years.

•

Results of Operations. An analysis of our financial results comparing the six months ended June 30, 2021 to its prior period and the years ended December 31, 2020 and December 31, 2019 to their respective prior years.

•	Liquidity and Capital Resources. An analysis of changes in our cash flows and a discussion of our financial condition and liquidity as of June 30, 2021 and December 31, 2020, 2019 and 2018.

•

Critical Accounting Policies and Estimates. A discussion of accounting policies and estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results.

We intend the discussion of our financial condition and results of operations that follows to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements. This discussion should be read in conjunction with our financial statements and the related notes that appear elsewhere in this information statement. See “Index to Financial Statements.”

April 19, 2021 Announcement of Separation Transaction

On April 19, 2021, J2 Global announced plans to separate into two independent publicly traded companies: one addressing secure information exchange business with an emphasis on healthcare interoperability and comprising the Cloud Fax business, which will do business as Consensus, and one that will continue J2 Global’s strategy of building a leading internet platform focused on key verticals, including technology & gaming, shopping, health, cybersecurity and martech, which will do business as Ziff Davis. The proposed separation is intended to take the form of a spin-off to J2 Global stockholders of at least 80.1% of the shares of Consensus Cloud Solutions, Inc. The separation is subject to certain conditions, including, among others, obtaining final approval from Parent’s board of directors, receipt of a private letter ruling from the IRS and opinion of Gibson, Dunn & Crutcher LLP with respect to certain U.S. federal income tax matters relating to the separation and the SEC declaring the effectiveness of the registration statement of which this information statement forms a part. See “The Separation and Distribution—Conditions to the Distribution.”

The process of completing the separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. Additionally, following the separation, each of J2 Global and Consensus must maintain an independent corporate overhead appropriate for an independent public company. See the section of this information statement entitled “Unaudited Pro Forma Combined Financial Statements.”

Due to the scale and variety of Parent’s businesses and its global footprint (among other factors), the separation process is complex and requires effort and attention from employees throughout Parent’s organization. For example, hundreds of employees that will become part of Consensus must be transitioned to new payroll and other benefit platforms. Outside the organization, Parent must notify and establish separation readiness among thousands of customers, business partners and suppliers so that business relationships all over the world may continue seamlessly following the completion of the separation. Administratively, the separation involves the establishment of new customer and supplier accounts, new bank accounts, legal reorganizations and contractual assignments in various jurisdictions throughout the world, and the creation and maintenance of separation management functions, led by a working group tasked with driving the separation process, to plan and execute the separation in a timely fashion. For more information on the risks involved in the separation process, see “Risk Factors—Risks Related to the Separation.”

Overview

Historical Cloud Services is a leading provider of cloud services to businesses of all sizes, from individuals to enterprises, and licenses its intellectual property (“IP”) to third parties. Historical Cloud Services provides cloud-based subscription services to consumers and businesses including cloud fax, B2B backup, voice, cybersecurity and SMB enablement. Historical Cloud Services generates revenues primarily from customer subscription and usage fees and from IP licensing fees, and is driven primarily by subscription revenues that are relatively higher margin, stable and predictable from quarter to quarter with some seasonal weakness in the fourth quarter. In addition to growing our business organically, on a regular basis Historical Cloud Services acquires businesses to grow its customer bases, expand and diversify its service offerings, enhance our technologies, acquire skilled personnel and enter into new markets.

We selectively pursue acquisitions, which may include companies operating under business models that differ from those we operate under today. Such acquisitions could impact our consolidated profit margins and the variability of our revenues.

In March 2020, the World Health Organization declared the COVID-19 outbreak as a pandemic, and we anticipate our customers and our operations in all locations will be affected as the virus continues to proliferate and as a result of the governmental responses to the pandemic. The impact of the COVID-19 pandemic has had a negative effect on the global economy, disrupting the financial markets and creating increasing volatility and overall uncertainty. Given this disruption, volatility and uncertainty, our results may be adversely affected due to various factors affecting our performance. The Company has adjusted certain aspects of our operations to protect our employees and customers while still seeking to meet customers’ needs for our vital cloud internet services.

Management is actively monitoring the global situation and will take further action to alter our operations as may be required by federal, foreign, state and local authorities or that we determine are otherwise necessary or appropriate under the circumstances. The full extent, duration and overall impact of the COVID-19 pandemic is currently unknown and depends on future developments that are uncertain and unpredictable. Therefore, we are continuing to assess the impact to our results of operations, financial position and liquidity based on our current assessment of the situation which could change based on the spread of the pandemic and additional government action which could limit economic activity or cause for a slower reopening of the economy. While we experienced increased demand for some products and decreased demand for other products during the COVID-19 pandemic, overall our business was not materially impacted, and we do not expect our overall operations to be materially impacted in the future, by the COVID-19 pandemic.

Cloud Services Performance Metrics

We use certain metrics to generally assess the operational and financial performance of our business. These metrics also serve as a baseline for internal trends and benchmarking against competitors. The average monthly revenue per customer can be used as an analytical tool in determining the marginal economics of customer acquisition, which is particularly useful as we continue to focus on growing our higher-margin businesses. We also use this metric, in conjunction with the cancel rate, to help provide a directional indicator of Cloud Services revenue and calculate the lifetime value of customers within each of our business units. For information regarding the Key Performance Metrics we expect to use for Consensus after the Separation, please see the section entitled “Business—Key Performance Indicators by Product.”

The following table sets forth certain key operating metrics for our Cloud Services business for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018 (in thousands, except for percentages):

	Six months ended June 30,		Years ended December 31,
	2021	2020	2020	2019	2018
Subscriber revenues:
Fixed	$292,039	$282,241	$571,630	$548,913	$488,948
Variable	54,440	54,547	106,383	111,901	108,333

Total subscriber revenues	346,479	336,788	678,013	660,814	597,281
Other license revenues	309	54	448	1,021	694

Total revenues	$346,788	$336,842	$678,461	$661,835	$597,975
Percentage of total subscriber revenues:
Fixed	84.3%	83.8%	84.3%	83.1%	81.9%
Variable	15.7%	16.2%	15.7%	16.9%	18.1%
Total revenues:
Phone number-based	$194,516	$191,502	$386,899	$388,334	$393,079
Account-based	152,272	145,340	291,562	273,501	204,896

Total revenues	$346,788	$336,842	$678,461	$661,835	$597,975

Cloud Services Metrics
Average monthly revenue per Customer (“ARPU”) (1)(2)	$14.65	$13.81	$13.93	$14.54	$15.61
Cancel rate (3)	2.1%	2.2%	2.3%	2.5%	2.1%
(1)

Quarterly ARPU is calculated using our standard convention of applying the average of the quarter’s beginning and ending base to total revenue for the quarter. The Annual ARPU is computed by taking the average base of the four quarters to the total revenue for the year. We believe ARPU provides investors an understanding of the average monthly revenues we recognize associated with each Cloud Services customer. As ARPU varies based on fixed subscription fee and variable usage components, we believe it can serve as a measure by which investors can evaluate trends in the types of services, levels of services and the usage levels of those services across our Cloud Services customer base.

(2)	Cloud Services customers are defined as paying direct inward dialing phone numbers for fax and voice services, and direct and resellers’ accounts for other services.

(3)

Cancel Rate is defined as cancels of small and medium businesses and individual Cloud Services customers with greater than four months of continuous service (continuous service includes Cloud Services customers administratively canceled and reactivated within the same calendar month), and enterprise Cloud Services customers beginning with their first day of service. Calculated monthly and expressed as an average over the period. We exclude cancellations by small and medium businesses and individual Cloud Services customers with less than four months of continuous service because such customers generally pay by credit or debit card and we therefore count them as customers for cancel rate purposes once they have finished any free trial periods and continued through two payment cycles.

Results of Operations

Six Months Ended June 30, 2021 and 2020

Assuming a stable or improving economic environment, and, subject to our risk factors, we expect 2021 revenue to be higher compared to the prior-year. The main strategic focus of our Cloud Services offerings is to reduce or eliminate costs, increase sales and enhance productivity, mobility, business continuity and security of our customers as the technologies and devices they use evolve over time. As a result, we expect to continue to take steps to enhance our existing offerings and offer new services to continue to satisfy the evolving needs of our customers.

We expect acquisitions to remain an important component of our strategy and use of capital in this business. However, we cannot predict whether our current pace of acquisitions will remain the same within this business, especially in light of the current macroeconomic conditions. In a given period, we may close greater or fewer acquisitions than in prior periods or acquisitions of greater or lesser significance than in prior periods. Moreover, future acquisitions of businesses within this space but with different business models may impact Cloud Services’ overall profit margins. Also, as IP licensing often involves litigation, the timing of licensing transactions is unpredictable and can and does vary significantly from period to period. This variability can cause the overall business’s financial results to materially vary from period to period.

Revenues

(in thousands, except percentages)	Six months ended June 30,		Percentage Change
	2021	2020
Revenues	$346,788	$336,842	3%

Our revenues have increased in the six months ended June 30, 2021 over the prior year period primarily due to a combination of acquisitions and organic growth, partially offset by declines in certain areas of our businesses. Our revenues increased by $9.9 million primarily as a result of revenue attributable to acquisitions of $10.1 million and organic growth of $14.6 million, offset by $14.8 million of declining revenues in certain areas of our businesses. Fax revenues increased by $12.7 million, primarily due to organic growth in Corporate Fax which includes a full period of revenue from the acquisition of SRFax in mid-first quarter 2020, an increase of $5.1 million in Cybersecurity, primarily as a result of revenue attributable to acquisitions of $6.3 million in the second half of 2020, offset by declines in certain areas of the security business. SMB enablement revenues increased by $5.5 million, primarily due to an acquisition subsequent to June 2020, representing revenues of $3.8 million, and net organic revenue growth in the rest of its business. The net revenue increases in our businesses are partially offset by our voice businesses, which were sold in early 2021, resulting in a reduction of $10.3 million in revenue and our B2B Backup business with a managed decline of $3.3 million in revenue in comparison to the prior year period.

Cost of Revenues

(in thousands, except percentages)	Six months ended June 30,		Percentage Change
	2021	2020
Cost of revenue	$75,153	$77,787	(3)%
As a percent of revenue	22%	23%

Cost of revenues is primarily comprised of costs associated with data and voice transmission, numbers, network operations, customer service, software licenses for resale, online processing fees and equipment depreciation. The decrease in cost of revenues for the six months ended June 30, 2021 was primarily due to a decrease in equipment depreciation, costs associated with the disposition of a business disposed in and subsequent to the second quarter 2020 that resulted in a decrease in database hosting, network, and data and voice transmission cost.

Operating Expenses

Sales and Marketing

(in thousands, except percentages)	Six months ended June 30,		Percentage Change
	2021	2020
Sales and Marketing	$72,394	$58,376	24%
As a percent of revenue	21%	17%

Our sales and marketing costs consist primarily of internet-based advertising, sales and marketing, personnel costs and other business development-related expenses. Our internet-based advertising relationships consist primarily of fixed cost and performance-based (cost-per-impression, cost-per-click and cost-per-acquisition) advertising relationships with an array of online service provider. Advertising cost for the six months ended June 30, 2021 was $44.4 million (primarily consists of $33.0 million of third-party advertising costs and $8.7 million of personnel costs) compared to 2020 of $36.2 million (primarily consists of $28.7 million of third-party advertising costs and $6.5 million of personnel costs). The increase in sales and marketing expenses for the six months ended June 30, 2021 versus the prior comparable period was primarily due to increased advertising operations, sales and advertising and product development costs associated with businesses acquired in and subsequent to the second quarter 2020.

Research, Development and Engineering

(in thousands, except percentages)	Six months ended June 30,		Percentage Change
	2021	2020
Research, Development and Engineering	$13,736	$11,598	18%
As a percent of revenue	4%	3%

Our research, development and engineering costs consist primarily of personnel-related expenses. The increase in research, development and engineering costs for the six months ended June 30, 2021 versus the prior comparable periods was primarily due to an increase in engineering costs associated with businesses acquired in and subsequent to the second quarter of 2020.

General and Administrative

(in thousands, except percentages)	Six months ended June 30,		Percentage Change
	2021	2020
General and Administrative	$67,348	$71,272	(6)%
As a percent of revenue	19%	21%

Our general and administrative costs consist primarily of personnel-related expenses, depreciation and amortization, share-based compensation expense, bad debt expense, professional fees, severance and insurance costs. The decrease in general and administrative expense for the six months ended June 30, 2021 versus prior comparable period was primarily due to a decrease in depreciation and amortization expenses related to disposed businesses in and subsequent to the second quarter of 2020.

Goodwill Impairment on Business.

(in thousands, except percentages)	Six months ended June 30,		Percentage Change
	2021	2020
Goodwill impairment on business	$32,629	$—	n/a
As a percent of revenue	9%	—%

During the second quarter of 2021, we received an offer to purchase the B2B Backup business. Management has determined that the fair value of the business less cost to sell is lower than its carrying amount. As a result, we recorded a goodwill impairment on business of $32.6 million and zero for the six months ended June 30, 2021 and 2020, respectively.

Share-Based Compensation

The following table represents share-based compensation expense included in cost of revenues and operating expenses in the accompanying condensed consolidated statements of income for the six months ended June 30, 2021 and 2020 (in thousands):

	Six months ended June 30,
	2021	2020
Cost of revenues	$244	$272
Operating expenses:
Sales and marketing	296	425
Research, development and engineering	430	422
General and administrative	1,950	2,099

Total	$2,920	$3,218

Non-Operating Income and Expenses

Interest expense, net. Our interest expense, net is generated primarily from interest expense due to previously outstanding debt and partially offset by interest earned on cash and cash equivalents and notes receivable. Interest expense, net was $(0.2) million and $(20.4) million for the six months ended June 30, 2021 and 2020, respectively. Interest expense, net decreased over the prior comparable period due to the Company redeeming all of its outstanding $650 million 6% Senior Notes in 2020.

Gain on sale of businesses. Our gain on sale of businesses is generated primarily from the sale of certain Voice assets in the United Kingdom in the first quarter of 2021. Gain on sale of businesses was $2.8 million and zero for the six months ended June 30, 2021 and 2020, respectively.

Other income, net. Our other income, net is generated primarily from miscellaneous items and gains or losses on currency exchange. Other income, net was $0.5 million and $1.3 million for the six months ended June 30, 2021 and 2020, respectively. Other income, net decreased over prior comparable period due to changes on currency exchange.

Income Taxes

J2 Cloud Services is included in the federal consolidated and state combined income tax returns with the Parent and its other subsidiaries. For purposes of these financial statements, the Company’s taxes were determined using the separate return method as if the Company had filed separate tax returns. Our effective tax rate is based on pre-tax income, statutory tax rates, tax regulations (including those related to transfer pricing) and different tax rates in the various jurisdictions in which we operate. The tax bases of our assets and liabilities reflect our best estimate of the tax benefits and costs we expect to realize. When necessary, we establish valuation allowances to reduce our deferred tax assets to an amount that will more likely than not be realized.

Provision for income taxes amounted to $13.8 million and $24.3 million for the six months ended June 30, 2021 and 2019, respectively. Our effective tax rate was 15.6% and 24.6% for the six months ended June 30, 2021 and 2020.

The decrease in our effective income tax rate for the six months ended June 30, 2021 was primarily attributable to the following:

•	a decrease in tax expense during 2021 due to recognizing a deferred tax asset related to the impairment of certain business units; and

•

a decrease in tax expense due to discrete tax benefits related to a reduction in our net reserve for uncertain tax positions with no similar events for the three months ended June 30, 2020; partially offset by

•	an increase in our effective income tax rate during 2021 for U.S. state and local taxes due to a greater portion of our income being subject to tax in the U.S.

Significant judgment is required in determining our provision for income taxes and in evaluating our tax positions on a worldwide basis. We believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business. Certain of these tax positions have in the past been, and are currently being, challenged, and this may have a significant impact on our effective tax rate if our tax reserves are insufficient.

Years Ended December 31, 2020, 2019 and 2018

The following table sets forth, for the years ended December 31, 2020, 2019 and 2018, information derived from our Statements of Operations of Historical Cloud Services as a percentage of revenues. This information should be read in conjunction with the accompanying financial statements and the accompanying notes included elsewhere in this information statement.

	Years ended December 31,
	2020	2019	2018
Revenues	100%	100%	100%
Cost of revenues	23	22	20

Gross profit	77	78	80
Operating expenses:
Sales and marketing	18	17	15
Research, development and engineering	3	4	5
General and administrative	21	22	21

Total operating expenses	42	42	41

Income from operations	35	36	39
Interest expense, net	11	7	6
Gain on sale of businesses	(3)	—	—
Other income, net	(4)	—	—

Income before income taxes	31	29	33
Income tax expense (benefit)	8	(3)	7

Net income	23%	32%	26%

Revenues

(in thousands, except percentages)	2020	2019	2018	Percentage Change 2020 versus 2019	Percentage Change 2019 versus 2018
Revenues	$678,461	$661,835	$597,975	3%	11%

Our revenues primarily consist of revenues from “fixed” customer subscription revenues and “variable” revenues generated from actual usage of our services. In addition, we also generate revenues from IP licensing.

Our revenues have increased over the past three years primarily due to a combination of acquisitions and organic growth, partially offset by declines in certain areas of our businesses. Our revenues increased by $16.6 million from 2019 to 2020, including an increase of $9.8 million attributable to acquisitions during the period. Fax revenues increased by $9.2 million, of which $7.3 million was from the acquisition of SRFax. Cybersecurity revenues increased by $29.5 million primarily driven by a full year of results in connection with our acquisition of our Net Protect business in April 2019. These revenue increases were partially offset by a reduction of SMB enablement revenues by $13.7 million as a result of the divestiture of certain Voice businesses in 2020, a reduction of B2B backup business revenues by $8.4 million as a result of a managed decline and net revenue declines in certain SMB enablement brands. The increase in revenues from 2018 to 2019 was primarily driven by the acquisitions in the period, offset by net declines in our SMB enablement, Cybersecurity and B2B backup businesses.

Cost of Revenues

(in thousands, except percentages)	2020	2019	2018	Percentage Change 2020 versus 2019	Percentage Change 2019 versus 2018
Cost of revenue	$154,250	$144,270	$122,154	7%	18%
As a percent of revenue	23%	22%	20%

Cost of revenues is primarily comprised of costs associated with data and voice transmission, numbers, network operations, customer service, database hosting, online processing fees, software licenses for resale and depreciation and amortization. The increase in cost of revenues for the year ended December 31, 2020 was primarily due to an increase in costs associated with businesses acquired in and subsequent to fiscal 2019 that resulted in additional depreciation and amortization and database hosting costs. The increase in cost of revenues for the year ended December 31, 2019 was primarily due to an increase in costs associated with businesses acquired in and subsequent to fiscal 2018 that resulted in additional network operations, customer service, processing fees and database hosting costs.

Operating Expenses

Sales and Marketing

(in thousands, except percentages)	2020	2019	2018	Percentage Change 2020 versus 2019	Percentage Change 2019 versus 2018
Sales and Marketing	$119,196	$110,397	$92,491	8%	19%
As a percent of revenue	18%	17%	15%

Our sales and marketing costs consist primarily of internet-based advertising, sales and marketing, personnel costs and other business development-related expenses. Advertising cost for the years ended December 31, 2020, 2019 and 2018 was $73.5 million (primarily consists of $53.9 million of third-party advertising costs and $14.9 million of personnel costs), $74.5 million (primarily consists of $58.6 million of third-party advertising costs and $12.9 million of personnel costs) and $63.4 million (primarily consists of $42.7 million of third-party advertising costs and $13.2 million of personnel costs), respectively. The increase in sales and marketing expenses from 2019 to 2020 was primarily due to increased personnel costs and advertising associated with the businesses acquired in and subsequent to fiscal 2019. The increase in sales and marketing expenses from 2018 to 2019 was primarily due to increased personnel costs and advertising associated with the businesses acquired in and subsequent to fiscal 2018.

Research, Development and Engineering.

(in thousands, except percentages)	2020	2019	2018	Percentage Change 2020 versus 2019	Percentage Change 2019 versus 2018
Research, Development and Engineering	$22,827	$24,077	$27,656	(5)%	(13)%
As a percent of revenue	3%	4%	5%

Our research, development and engineering costs consist primarily of personnel-related expenses. The decrease in research, development and engineering costs from 2019 to 2020 was primarily due to an increase in the capitalization of outside service and payroll costs related to internally developed software, partially offset by an increase in costs associated with business acquired in and subsequent to fiscal 2019. The decrease in research, development and engineering costs from 2018 to 2019 was primarily due to an increase in the capitalization of outside service and payroll costs related to internally developed software, partially offset by an increase in costs associated with business acquired in and subsequent to fiscal 2018.

General and Administrative.

(in thousands, except percentages)	2020	2019	2018	Percentage Change 2020 versus 2019	Percentage Change 2019 versus 2018
General and Administrative	$145,459	$145,287	$125,554	—%	16%
As a percent of revenue	21%	22%	21%

Our general and administrative costs consist primarily of personnel-related expenses, depreciation and amortization, share-based compensation expense, bad debt expense, professional fees, severance and insurance costs. General and administrative expense remained consistent from 2019 to 2020. The increase in general and administrative expense from 2018 to 2019 was primarily due to additional amortization of intangible assets, increased depreciation expense and taxes and license fees relating to acquisitions closed during 2018 and 2019.

Share-Based Compensation

The following table represents share-based compensation expense included in cost of revenues and operating expenses in the accompanying Consolidated Statements of Income for the years ended December 31, 2020, 2019 and 2018 (in thousands):

	Years Ended December 31,
	2020	2019	2018
Cost of revenues	$524	$516	$506
Operating expenses:
Sales and marketing	731	999	1,312
Research, development and engineering	781	747	1,005
General and administrative	3,587	1,534	4,252

Total	$5,623	$3,796	$7,075

Non-Operating Income and Expenses

Interest expense, net. Our interest expense, net is generated primarily from interest expense due to outstanding debt, partially offset by interest earned on cash and cash equivalents. Interest expense, net was $75.8 million, $43.2 million and $37.3 million, for the years ended December 31, 2020, 2019 and 2018, respectively. The increase from 2019 to 2020 was primarily due to the payment of certain prepayment penalties and write off of issuance costs in connection with the redemption of our 6.0% Senior Notes due 2025 resulting in a loss on extinguishment of $38.0 million which is recorded in interest expense, net in our Consolidated Statements of Income. The increase from 2018 to 2019 was primarily due to increased interest expense associated with our line of credit borrowings.

Gain on sale of businesses. Our gain on sale of businesses is generated primarily from the sale of certain Voice assets in Australia and New Zealand in the third quarter of 2020. Gain on sale of businesses was $17.1 million, zero, and zero for the years ended December 31, 2020, 2019 and 2018, respectively.

Other (income) expense, net. Our other expense, net is generated primarily from miscellaneous items, gain or losses on currency exchange and gains or losses on investments. Other (income) expense, net was $(30.0) million, $1.3 million and $0.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. In December 2019, we on-shored intellectual property and trademarks that were previously held in Ireland. This was financed through the means of U.S. Dollar denominated loan to one of our Irish subsidiaries. Due to the volatility between the U.S. Dollar to Euro exchange rate we recognized $35.5 million in currency exchange gains in relation to this loan, which was partially offset by currency exchange losses on other balances. The change from 2018 to 2019 was primarily due to currency exchange losses.

Income Taxes

As of December 31, 2020, Historical Cloud Services had federal net operating loss carryforwards (“NOLs”) of $11.5 million, after considering substantial restrictions on the utilization of these NOLs due to “ownership changes,” as defined in the Code. Historical Cloud Services currently estimates that all of the above-mentioned federal NOLs will be available for use before their expiration. These NOLs expire through the year 2036.

As of December 31, 2020 and 2019, we had no foreign tax credits carryovers. In addition, as of December 31, 2020 and 2019, we had available unrecognized state research and development tax credits of $3.4 million and $3.5 million, respectively, which last indefinitely.

Income tax expense (benefit) amounted to $55.1 million, $(19.7) million and $39.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. Our effective tax rates for 2020, 2019 and 2018 were 26.5%, (10.2)% and 20.8%, respectively.

The increase in our annual effective income tax rate from 2019 to 2020 was primarily attributable to the following:

•

an increase in tax expense during 2020 due to a $53.7 million tax benefit recognized in 2019 from an intra-entity transfer as part of the reorganization of our international operating structure resulting in recognition of a deferred tax asset with no comparable event during 2020;

•	a decrease in the benefit for the portion of our income being taxed in foreign jurisdictions and subject to lower tax rates than in the U.S. (relative to income from U.S. domestic operations); and

•	an increase in tax expense during 2020 due to recording valuation allowances on deferred tax assets related to capital loss carryovers.

The decrease in our annual effective income tax rate from 2018 to 2019 was primarily attributable to the following:

•

a decrease during 2019 from an intra-entity transfer as part of the reorganization of our international operating structure resulting in recognition of a $53.7 million tax benefit and corresponding deferred tax asset, and

•	a decrease in tax expense during 2019 from an overall reduction in our net reserve for uncertain tax positions, partially offset by:

•	a decrease in the benefit for the portion of our income being taxed in foreign jurisdictions and subject to lower tax rates than in the U.S. (relative to income from U.S. domestic operations).

In order to provide additional understanding in connection with our foreign taxes, the following represents the statutory and effective tax rate by significant foreign country:

	Ireland	United Kingdom	Canada
Statutory tax rate	12.5%	19.0%	26.5%
Effective tax rate (1)	10.6%	19.2%	26.7%

(1)	Effective tax rate excludes certain discrete items.

The statutory tax rate is the rate imposed on taxable income for corporations by the local government in that jurisdiction. The effective tax rate measures the taxes paid as a percentage of pretax profit. The effective tax rate can differ from the statutory tax rate when a company can exempt some income from tax, claim tax credits, or due to the effect of book-tax differences that do not reverse and discrete items.

Significant judgment is required in determining our provision for income taxes and in evaluating our tax positions on a worldwide basis. We believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business. Certain of these tax positions have in the past been, and are currently being, challenged, and this may have a significant impact on our effective tax rate if our tax reserves are insufficient.

Liquidity and Capital Resources

Cash and Cash Equivalents

At June 30, 2021, we had cash and cash equivalents of $192.6 million compared to $128.2 million at December 31, 2020. The increase in cash and cash equivalents resulted primarily from cash provided from operations and the proceeds from the sale of a business, partially offset by cash used in business acquisitions and the purchases of property and equipment (including capitalized labor) and contributions from J2 Global. As of June 30, 2021, cash and cash equivalents held within domestic and foreign jurisdictions were $92.7 million and $99.9 million, respectively.

On October 7, 2020, the Parent issued $750 million aggregate principal amount of 4.625% Senior Notes due 2030. A portion of the proceeds were used to fund the redemption of the outstanding aggregate principal amount of the 6.0% Senior Notes due 2025 previously issued by J2 Cloud Services, LLC and to pay the redemption premium due in respect of such redemption and accrued and unpaid interest. The Parent used the remainder of the net proceeds for general corporate purposes including acquisitions.

We currently anticipate that our existing cash and cash equivalents and cash generated from operations will be sufficient to meet our anticipated needs for working capital, capital expenditure, investment requirements, stock repurchases and cash dividends for at least the next 12 months.

Post Spin-Off Liquidity and Capital Resources

Subsequent to the separation and distribution, we will no longer participate in the corporate-wide cash management arrangements with J2 Global. Our ability to fund our operations and capital needs depends upon our ability to generate ongoing cash from operations and to access the capital markets.

We expect to incur $800 million of indebtedness in connection with the separation and distribution. Following the debt incurrence, we expect to begin operations as an independent company with cash and cash equivalents as set forth under “Capitalization.” We believe that our financing arrangements, future cash from operations and access to capital markets will provide adequate resources to fund our future cash flow needs.

Cash Flows

Analysis of Cash Flow Changes for Six Months Ended June 30, 2021 and 2020

Our primary sources of liquidity are cash flows generated from operations, together with cash and cash equivalents. Net cash provided by operating activities was $126.6 million and $120.2 million for the six months ended June 30, 2021 and 2020, respectively. Our operating cash flows resulted primarily from cash received from our customers offset by cash payments we made to third parties for their services, employee compensation and interest payments associated with our debt. The increase in our net cash provided by operating activities in 2021 compared to 2020 was attributable to additional income after considering non-cash items, partially offset by higher income tax payments and cash outflows associated with uncertain tax positions. Our cash and cash equivalents were $192.6 million at June 30, 2021.

Net cash used in investing activities was $(80.8) million and $(39.3) million for the six months ended June 30, 2021 and 2020, respectively. For the six months ended June 30, 2021 and 2020, net cash used in investing activities was primarily due to business acquisitions and capital expenditures associated with the purchase of property and equipment (including capitalized labor), partially offset by proceeds from the sale of businesses. The increase in our net cash used in investing activities in 2021 compared to 2020 was primarily due to additional cash used for business acquisitions; partially offset by proceeds from the sale of businesses.

Net cash provided by (used in) financing activities was $18.8 million and $(46.3) million for the six months ended June 30, 2021 and 2020, respectively. For the six months ended June 30, 2021, net cash provided by financing activities was primarily due to contributions from Parent, partially offset by deferred payments for acquisitions. The change in net cash provided by financing activities in 2021 compared to 2020 was primarily attributable to a change in the distribution to Parent.

Analysis of Cash Flow Changes for Years Ended December 31, 2020, 2019 and 2018

Net cash provided by operating activities was $238.8 million, $226.7 million and $235.8 million for the years ended December 31, 2020, 2019 and 2018, respectively. Our operating cash flows resulted primarily from cash received from our customers offset by cash payments we made to third parties for their services, employee compensation and interest payments associated with our debt. The increase in our net cash provided by operating activities in 2020 compared to 2019 was primarily attributable to an increase in income tax liabilities and uncertain tax positions, decrease in prepaid expenses and other current assets and accounts receivable, partially offset by a decrease in accounts payable and accrued expenses due to the timing of payments. The decrease in our net cash provided by operating activities in 2019 compared to 2018 was primarily attributable to an increase in prepaid expenses and other current assets, a decrease in income tax liabilities and uncertain tax positions, an increase in other assets, partially offset by an increase in accounts payable and accrued expenses due to the timing of payments and deferred revenue. Our prepaid tax payments were $1.6 million and $1.2 million at December 31, 2020 and 2019, respectively. Our cash and cash equivalents were $128.2 million, $122.8 million and $137 million at December 31, 2020, 2019 and 2018, respectively.

Net cash used in investing activities was $(60.9) million, $(304.5) million and $(87.8) million for the years ended December 31, 2020, 2019 and 2018, respectively. Net cash used in investing activities in 2020 was primarily attributable to business acquisitions, capital expenditures associated with the purchase of property and equipment and the purchase of intangible assets, partially offset by the proceeds from the sale of businesses. Net cash used in investing activities in 2019 was primarily attributable to business acquisitions and capital expenditures associated with the purchase of property and equipment. Net cash used in investing activities in 2018 was primarily attributable to business acquisitions and capital expenditures associated with the purchase of property and equipment; partially offset by net proceeds associated with notes receivable with related parties.

Net cash (used in) provided by financing activities was $(179.1) million, $61.3 million and $(215.3) million for the years ended December 31, 2020, 2019 and 2018, respectively. Net cash used in financing activities in 2020 was primarily attributable to the repayment of debt and related extinguishment costs and business acquisitions, partially offset by contributions from Parent. Net cash provided by financing activities in 2019 was primarily attributable to proceeds from the line of credit and contributions from Parent, partially offset by payment of the line of credit. Net cash used in financing activities in 2018 was primarily attributable to distributions to Parent and business acquisitions.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of June 30, 2021:

	Payment Due by Period (in thousands)
Contractual Obligations	1 Year	2-3 Years	4-5 Years	More than 5 Years	Total
Operating leases (1)	$6,032	$20,115	$17,616	$30,556	$74,319
Finance leases (2)	279	345	—	—	624
Telecom services and co-location facilities (3)	2,500	2,005	6	—	4,511
Holdback payment (4)	3,518	11,146	—	—	14,664
Self-Insurance (5)	5,812	1,523	—	—	7,335

Total	$18,141	$35,134	$17,622	$30,556	$101,453

(1)	These amounts represent undiscounted future minimum rental commitments under non-cancellable operating leases.
(2)	These amounts represent undiscounted future minimum rental commitments under non-cancellable finance leases.
(3)	These amounts represent service commitments to various telecommunication providers.
(4)	These amounts represent the holdback amounts in connection with certain business acquisitions.
(5)	These amounts represent health and dental insurance plans in connection to self-insurance.

As of June 30, 2021, our liability for uncertain tax positions was $49.3 million. The future payments related to uncertain tax positions have not been presented in the table above due to the uncertainty of the amounts and timing of cash settlement with the taxing authorities.

We have not presented contingent consideration associated with acquisitions in the table above due to the uncertainty of the amounts and the timing of cash settlements.

Off Balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements.

Non-GAAP Financial Measure

Historical Cloud Services had $156.5 million and $322.7 million of Adjusted EBITDA for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. Adjusted EBITDA is a non-GAAP financial measure defined by us as net income (loss), the most comparable U.S. GAAP measure, before interest expense, net, income tax expense, depreciation and amortization expense, other (income) expense, net, gain on sale of businesses, goodwill impairment on businesses, share-based compensation expense, certain acquisition-related integration expenses and lease impairments and other charges.

Adjusted EBITDA is a key measure used by our management and board to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and the market in understanding and evaluating our operating results in the same manner as our management and board. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our financial results as reported under U.S. GAAP. Some of these potential limitations include:

•

other companies, including companies in our industry which have similar business arrangements, may report Adjusted EBITDA, or similarly titled measures, but calculate them differently, which reduces their usefulness as comparative measures;

•

although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs or the potentially dilutive impact of share-based compensation.

Because of these and other limitations, you should consider Adjusted EBITDA only as supplemental to other GAAP-based financial performance measures, including revenue, net income (loss) and cash flows. The following table presents the reconciliation of net income to Adjusted EBITDA for the six months ended June 30, 2021 and the year ended December 31, 2020:

	Six months ended June 30, 2021	Year ended December 31, 2020
	(In thousands)
Net Income	$74,878	$152,913
Interest expense, net	160	75,764
Income tax expense	13,823	55,136
Depreciation and amortization expense	32,662	79,754
Other income, net	(531)	(29,962)
Gain on sale of businesses	(2,802)	(17,122)
Goodwill impairment on business	32,629	—
Share-based compensation expense	2,920	5,623
Acquisition-related integration expense	2,028	606
Lease asset impairments and other charges	740	—

Adjusted EBITDA	$156,507	$322,712

Critical Accounting Policies and Estimates

Emerging Growth Company Status

We are an emerging growth company, as defined in Section 3(a) of the Exchange Act, as amended by the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation, exemption from new or revised financial accounting.

Revenue Recognition

Our revenues substantially consist of monthly recurring subscription and usage-based fees, the majority of which are paid in advance by credit card. We defer the portions of monthly, quarterly, semi-annually and annually recurring subscription and usage-based fees collected in advance of the satisfaction of performance obligations and recognizes them in the period earned.

Historically, along with our numerous proprietary Cloud Services solutions, we also generated revenues by reselling various third-party solutions, primarily through our email security and online backup lines of business. These third-party solutions, along with our proprietary products, allowed us to offer customers a variety of solutions to better meet their needs. We recorded revenue on a gross basis with respect to reseller revenue because we have control of the specified good or service prior to transferring control to the customer.

Share-Based Compensation Expense

Our share-based compensation for historical periods is allocated from J2 Global for relevant employees and non-employees on a monthly basis. We account for share-based awards to employees and non-employees in accordance with the provisions of FASB ASC Topic No. 718, Compensation - Stock Compensation (“ASC 718”) and in the same manner as awards issued by J2 Global except the shares issued in historical periods are those of

J2 Global and not Consensus. Accordingly, we measure share-based compensation expense at the grant date, based on the fair value of the award, and recognize the expense over the employee’s requisite service period using the straight-line method. The measurement of share-based compensation expense is based on several criteria including, but not limited to, the valuation model used and associated input factors, such as expected term of the award, stock price volatility, risk free interest rate, dividend rate and award cancellation rate. These inputs are subjective and are determined using management’s judgment. If differences arise between the assumptions used in determining share-based compensation expense and the actual factors, which become known over time, we may change the input factors used in determining future share-based compensation expense. Any such changes could materially impact our results of operations in the period in which the changes are made and in periods thereafter. The Company estimates the expected term based upon the historical exercise behavior of our employees.

Impairment or Disposal of Long-lived and Intangible Assets

We account for long-lived assets, which include property and equipment, operating lease right-of-use assets and identifiable intangible assets with finite useful lives (subject to amortization), in accordance with the provisions of FASB ASC Topic No. 360, Property, Plant, and Equipment (“ASC 360”), which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to the expected undiscounted future net cash flows generated by the asset. If it is determined that the asset may not be recoverable, and if the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized to the extent of the difference.

We assess the impairment of identifiable definite-lived intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could individually or in combination trigger an impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	Significant negative industry or economic trends;

•	Significant decline in our stock price for a sustained period; and

•	Our market capitalization relative to net book value.

If we determined that the carrying value of definite-lived intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would record an impairment equal to the excess of the carrying amount of the asset over its estimated fair value. We have assessed whether events or changes in circumstances have occurred that potentially indicate the carrying amount of definite-lived intangibles and long-lived assets may not be recoverable. No impairment were recorded for the years ended December 31, 2020, 2019 and 2018.

The Company classifies its long-lived assets to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company stops recording depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

Business Combinations and Valuation of Goodwill and Intangible Assets

We apply the acquisition method of accounting for business combinations in accordance with GAAP and uses estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets and liabilities acquired. Such estimates may be based on significant unobservable inputs and assumptions such as, but not limited to, revenue growth rates, gross margins, customer attrition rates, royalty rates, discount rates and terminal growth rate assumptions. We use established valuation techniques and may engage reputable valuation specialists to assist with the valuations. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are recorded at the estimated fair value of the assets acquired. Identifiable intangible assets are comprised of purchased customer relationships, trademarks and trade names, developed technologies and other intangible assets. Intangible assets subject to amortization are amortized over the period of estimated economic benefit ranging from one to 20 years and are included in general and administrative expenses on the Consolidated Statements of Operations. We evaluate our goodwill and indefinite-lived intangible assets for impairment pursuant to FASB ASC Topic No. 350, Intangibles - Goodwill and Other (“ASC 350”), which provides that goodwill and other intangible assets with indefinite lives are not amortized but tested for impairment annually or more frequently if we believe indicators of impairment exist. In connection with the annual impairment test for goodwill, we have the option to perform a qualitative assessment in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then we perform the impairment test upon goodwill. The impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. We generally determine the fair value of our reporting units using the income approach methodology of valuation. If the carrying value of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized for the difference.

Contingent Consideration

Certain of our acquisition agreements include contingent earn-out arrangements, which are generally based on the achievement of future income thresholds or other metrics. The contingent earn-out arrangements are based upon our valuations of the acquired companies and reduce the risk of overpaying for acquisitions if the projected financial results are not achieved.

The fair values of these earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. For each transaction, we estimate the fair value of contingent earn-out payments as part of the initial purchase price and record the estimated fair value of contingent consideration as a liability on the Consolidated Balance Sheets. We consider several factors when determining that contingent earn-out liabilities are part of the purchase price, including the following: (1) the valuation of our acquisitions is not supported solely by the initial consideration paid, and the contingent earn-out formula is a critical and material component of the valuation approach to determining the purchase price; and (2) the former shareholders of acquired companies that remain as key employees receive compensation other than contingent earn-out payments at a reasonable level compared with the compensation of our other key employees. The contingent earn-out payments are not affected by employment termination.

We measure our contingent earn-out liabilities in connection with acquisitions at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy (see Note 6 - Fair Value Measurements of the Notes to Consolidated Financial Statements). We may use various valuation techniques depending on the terms and conditions of the contingent consideration including a Monte-Carlo simulation. This simulation uses probability distribution for each significant input to produce hundreds or thousands of possible outcomes and the results are analyzed to determine probabilities of different outcomes occurring. Significant increases or decreases to these inputs in isolation would result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent earn-out obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the liability on the acquisition date is reflected as cash used in financing activities in our Consolidated Statements of Cash Flows. Any amount paid in excess of the liability on the acquisition date is reflected as cash used in operating activities.

We review and re-assess the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could be materially different from the initial estimates or prior quarterly amounts. Changes in the estimated fair value of our contingent earn-out liabilities and adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in general and administrative expenses on the Consolidated Statements of Operations.

Income Taxes

For historical periods, we are included in the federal consolidated and state consolidated income tax returns with J2 Global and its other subsidiaries. For purposes of the Consolidated Financial Statements, our taxes were determined using the separate return method as if we had filed separate tax returns. In addition, our income is subject to taxation in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves for tax contingencies are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or lapse of a statute of limitations. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

We account for income taxes in accordance with FASB ASC Topic No. 740, Income Taxes (“ASC 740”), which requires that deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. GAAP also requires that deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the net deferred tax assets will not be realized. Our valuation allowance is reviewed quarterly based upon the facts and circumstances known at the time. In assessing this valuation allowance, we review historical and future expected operating results and other factors to determine whether it is more likely than not that deferred tax assets are realizable.

Income Tax Contingencies

We calculate current and deferred tax provisions based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the following year. Adjustments based on filed returns are recorded when identified in the subsequent year.

ASC 740 provides guidance on the minimum threshold that an uncertain income tax position is required to meet before it can be recognized in the financial statements and applies to all tax positions taken by a company. ASC 740 contains a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the income tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit will be recorded. Uncertain income tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. We recognize accrued interest and penalties related to uncertain income tax positions in income tax expense on our Consolidated Statements of Operations. On a quarterly basis, we evaluate uncertain income tax positions and establish or release reserves as appropriate under GAAP.

As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. Our estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially to reverse previously recorded tax liabilities. In addition, we may be subject to examination of our tax returns by the U.S. Internal Revenue Service (“IRS”) and other domestic and foreign tax authorities.

Non-Income Tax Contingencies

We do not collect and remit sales and use, telecommunication, or similar taxes in certain jurisdictions where we believe that such taxes are not applicable or legally required. Several states and other taxing jurisdictions have presented or threatened us with assessments, alleging that we are required to collect and remit such taxes there.

We are currently under audit or is subject to audit for indirect taxes in various states, municipalities and foreign jurisdictions. We have a $22.5 million reserve established for these matters which is included in other long-term liabilities and accounts payable and accrued expenses on the Consolidated Balance Sheet at December 31, 2020. It is reasonably possible that additional liabilities could be incurred resulting in additional expense, which could have a materially impact on our financial results.

Allowances for Doubtful Accounts

We maintain an allowance for credit losses for accounts receivable, which is recorded as an offset to accounts receivable and changes in such are classified as general and administrative expenses in the Consolidated Statements of Operations. We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status. We also consider customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. On an ongoing basis, management evaluates the adequacy of these reserves.

Recent Accounting Pronouncements

The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any election to opt out is irrevocable. We have elected not to opt out of the extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

For a summary of recent accounting pronouncements applicable to us, see Note 2 to the Consolidated Financial Statements and Note 1 to the Condensed Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of June 30, 2021, the carrying value of our cash and cash equivalents approximated fair value. Our return on these investments is subject to interest rate fluctuations.

As of June 30, 2021 and December 31, 2020, we had cash and cash equivalent investments primarily in money market funds with maturities of 90 days or less of $192.6 million and $128.2 million, respectively. We do not have interest rate risk on our outstanding long-term debt as these arrangements have fixed interest rates.

We cannot ensure that future interest rate movements will not have a material adverse effect on our future business, prospects, financial condition, operating results and cash flows. To date, we have not entered into interest rate hedging transactions to control or minimize certain of these risks.

Foreign Currency Risk

We conduct business in certain foreign markets, primarily in Canada, Australia and the European Union. Our principal exposure to foreign currency risk relates to investment and inter-company debt in foreign subsidiaries that transact business in functional currencies other than the U.S. Dollar, primarily the Australian Dollar, the Canadian Dollar, the Euro, the Hong Kong Dollar, the Japanese Yen, the New Zealand Dollar, the Norwegian Kroner and the British Pound Sterling. If we are unable to settle our short-term intercompany debts in a timely manner, we remain exposed to foreign currency fluctuations.

As we expand our international presence, we become further exposed to foreign currency risk by entering new markets with additional foreign currencies. The economic impact of currency exchange rate movements is often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause us to adjust our financing and operating strategies.

As currency exchange rates change, translation of the income statements of the international businesses into U.S. Dollars affects year-over-year comparability of operating results, the impact of which is immaterial to the comparisons set forth in this information statement.

Historically, we have not hedged translation risks because cash flows from international operations were generally reinvested locally, although we may do so in the future. Our objective in managing foreign exchange risk is to minimize the potential exposure to changes that exchange rates might have on earnings, cash flows and financial position.

For the six months ended June 30, 2021 and 2020, foreign exchange gains amounted to $0.3 million and $0.7 million, respectively. The decrease in our gains recognized in earnings in the six months ended June 30, 2021 and 2020 were attributable to lower inter-company balances between periods in foreign subsidiaries that were in functional currencies other than the U.S. Dollar and exchange rate fluctuations.

Cumulative translation adjustment losses, net of tax, included in other comprehensive income for the six months ended June 30, 2021 and 2020 was $5.3 million and $7.5 million, respectively.

For the years ended December 31, 2020, 2019 and 2018, foreign exchange gains (losses) amounted to $30.8 million, $(1.5) million and $(1.4) million, respectively. The change in our gains (losses) recognized in earnings from 2019 to 2020 were primarily attributable to the settlement of certain intra-entity transactions. The increase in losses to our earnings from 2018 to 2019 were primarily attributable to increased inter-company balances between the periods in foreign subsidiaries that were in functional currencies other than the U.S. Dollar. Foreign exchange losses were not material to our earnings in 2019 and 2018, respectively.

Cumulative translation adjustments, net of tax, included in other comprehensive income for the years ended December 31, 2020, 2019 and 2018, was $(11.1) million, $(2.0) million, and $(13.8) million, respectively.

We currently do not have derivative financial instruments for hedging, speculative or trading purposes and therefore are not subject to such hedging risk. However, we may in the future engage in hedging transactions to manage our exposure to fluctuations in foreign currency exchange rates.

BUSINESS

Initial Announcement of the Separation

On April 19, 2021, J2 Global announced plans to separate into two leading publicly traded companies: one addressing healthcare interoperability and comprising the Cloud Fax business, which will do business as Consensus, and one that will continue J2 Global’s strategy of building a leading internet platform focused on key verticals, including technology & gaming, shopping, health, cybersecurity and martech, which will do business as Ziff Davis. The separation is subject to certain conditions, including, among others, obtaining final approval from J2 Global’s board of directors, receipt of a private letter ruling from the IRS and an opinion of Gibson, Dunn & Crutcher LLP with respect to certain U.S. federal income tax matters relating to the separation and the SEC declaring the effectiveness of the registration statement of which this information statement forms a part. See “The Separation and Distribution—Conditions to the Distribution.”

Company

Consensus is a leading provider of secure information delivery services with a scalable Software-as-a-Service (“SaaS”) platform. Consensus serves more than one million customers of all sizes, from enterprises to individuals, across over 50 countries and multiple industry verticals including healthcare, education, law and financial services. Beginning as an online fax company over two decades ago, Consensus evolved into a leading global provider of enterprise secure communication solutions. We are well positioned to capitalize on seismic shifts in how people and businesses share private documents and information. Our mission is to democratize secure information interchange across technologies and industries, and solve the healthcare interoperability challenge. Our communication and interoperability solutions enable our customers to securely and cooperatively access, exchange and use information across organizational, regional and national boundaries. On a pro forma basis, Consensus generated $174 million of revenue, $60 million of net income and $101 million of pro forma Adjusted EBITDA for the six months ended June 30, 2021 and $331 million of revenue, $122 million of net income and $193 million of pro forma Adjusted EBITDA for the year ended December 31, 2020. All of Consensus’ revenue is recurring in nature and is generated either via fixed subscription plans or usage-based contracts.

Consensus is the largest provider of online fax solutions, with an estimated 17.5% share in the approximately $2 billion global online fax space (which includes on-premises fax servers), which has grown by 6.5% per year over the past five years according to Maia Research. Fax remains a key driver of many business workflows and is one of the most established and ubiquitous electronic document exchange protocols for essential, highly sensitive and legally binding documents. Numerous drivers continue to fuel demand for online fax, including digitization, regulatory and legal requirements governing the transfer of sensitive information, cost efficiency compared to alternative technologies, virtually universal acceptance, and ease of use.

Consensus has been in business for over 25 years. We started as a provider of web-based fax services to retail customers and small businesses, offering a more efficient and less expensive way to transmit information, compared to the many existing alternatives, including physical fax machines and multifunction devices. We currently serve over one million SoHo customers (collectively “SoHo Fax” customers) and hold an estimated 50.2% share of the global SoHo Fax space, by which we mean online fax services provided to customers, generally consumers and SoHo users, who acquire a pre-defined subscription through an e-commerce website without direct interaction with a sales person. Our SoHo Fax brands, including eFax® and MyFax®, have become the most widely recognized SoHo Fax brands in the world.

Over the past decade, Consensus has progressively shifted focus towards Corporate customers. Enterprise data communication has been experiencing fast secular change towards digitization and cloud-based solutions. This created the opportunity for Consensus to enter industry verticals such as legal, compliance, insurance, and more recently healthcare, which have historically utilized on-premises fax machines or physical fax servers as the primary solution for their secure information transmission needs. Consensus’ cloud-based SaaS solutions offer a highly scalable and cost-effective way for businesses to digitize while continuing to benefit from fax’s ubiquity, ease of use, security, and legal acceptance. Our Corporate cloud fax business has grown from $128 million of revenue in 2018 to $147 million of revenue in 2020, in each case on a pro forma basis, representing an 6.8% compound annual growth rate, increasing from 39.4% to 44.4% of our total revenue, respectively. We currently serve 46,000 customers and hold an estimated 9.5% market share of the global corporate cloud fax market, by which we mean online fax services provided to customers, generally small/medium businesses or large enterprises, to whom sales are made through direct interaction with a sales person and involve specific pricing, multiple line subscriptions, API connections and/or commercial grade security. We see a long runway for growth, as approximately 90% of fax communications continue to be transmitted through on-premises devices.

In 2020, we launched the Consensus Unite healthcare interoperability platform, a comprehensive workflow collaboration and data exchange solutions suite. Healthcare represents Consensus’ largest industry vertical and has massive information, secure communication, management and interoperability needs. Between 2013 and 2020, the data produced by the healthcare sector has grown at a CAGR of over 47%. The sector is undergoing a large-scale digitization effort, with the objective to streamline workflows, increase efficiency for operators, and increase transparency for patients. Due to its ubiquity, fax has remained the dominant transmission method in healthcare, with an estimated 75% of patient records securely transmitted through fax. We are embedded in the healthcare system, serving four of the Fortune top 10 healthcare companies and believe our leadership in digital fax positions Consensus well to help healthcare providers accomplish their broader digitization and interoperability objectives. We anticipate our expansion into interoperability solutions to increase our total addressable market from approximately $2 billion today to $11 billion by 2023, providing robust organic growth opportunities for the business.

Our Industry

Secure Information Communication and Online Fax

Our products and services are a component of the secure information transmission market, which is part of the broader public cloud services market. According to a 2020 study by Gartner, worldwide end-user spending on public cloud services is expected to grow 18.4% in 2021 to a total of $305 billion, up from $258 billion in 2020. Demand for cloud services is expected to accelerate in the future, as businesses shift to cloud-hosted solutions to power always-on IT environments, offer greater flexibility to their workforce, and reduce IT budgets, inflated by inefficiencies from legacy solutions. Gartner forecasts the penetration of cloud services in the total global enterprise IT market to increase from 9.1% in 2020 to over 14% in 2024, fueling sustained industry growth.

Within the secure information transmission market, we have developed robust cloud-based online fax capabilities. Online fax services are estimated to generate approximately $2 billion of revenue globally and have grown at a compound annual growth rate of 6.5% over the past five years according to Maia Research. The growth in online fax is driven by business demand to carry the convenience, ease of use, and legal acceptance of fax into an online environment, at a cost that is typically lower than traditional fax solutions and competing internet secured communication solutions.

Fax remains one of the most ubiquitous ways to transmit documents securely. The use of fax is particularly high in industries subject to data protection laws such as the Health Insurance Portability and Accountability Act (“HIPAA”), as fax offers safety of transmission and nearly universal legal acceptance. Fax has stood the test of time while evolving to remain relevant. Going back to the mid-1960s and for more than 30 years, faxes have been transmitted predominantly through stand-alone machines. These devices still exist today, but have a shrinking presence. Beginning in the mid-1990s, the industry started shifting from the desk-side device model to the service-based deployment model, introducing online fax services, which involve the use of the internet to send or receive fax documents instead of through physical fax machines connected via a telephone line. First, on-premises fax servers began to replace the stand-alone machines. More recently, cloud fax entered the industry.

Cloud adoption has grown quickly in fax transmission, taking share from on-premises solutions over the past decade in a manner consistent with cloud adoption in other software categories. The primary advantages of cloud fax are greater cost efficiencies, more of a “pay-as-you-go” model, and speed to deployment. Over the next few years, according to the 2021-2026 Global Online Fax Market Report - Production and Consumption Professional Analysis, March 2021, by Maia Research, industry analysts expect online fax to grow at 6% to 8% per annum, with key drivers to include:

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Digitization: Key industry verticals such as healthcare, legal and financial services have been heavily investing in digitization of information. The online fax industry significantly benefited from the trend, integrating online fax solutions with the rest of the enterprise IT infrastructure to allow for both the elimination of paper documents and workflow automation, resulting in greater efficiency compared to legacy fax solutions. The global COVID-19 pandemic has further accelerated this trend, as businesses shifted to a remote working environment driving demand for home-office access to in-office tools.

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Data security and data privacy awareness: As reliance on digital information grows, awareness of the risk from cyber-attacks becomes a key business consideration. Digital cloud fax technology is demonstrably more secure than traditional email and traditional fax machines, which are vulnerable to physical security threats and retrieval problems such as documents being misplaced.

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Regulatory tailwinds: Due to regulatory laws such as HIPAA and the Data Protection Act, the importance of secure data transmission in sectors such as healthcare, financial services, and law is high and increasing. Because of its security, fax meets regulatory requirements for data security and remains ubiquitous in sectors where large volumes of sensitive information is exchanged. In addition, faxed signatures generally are accepted as authentic and binding for a variety of documents used to conduct business.

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Cost efficiency: Traditional fax requires several additional costs compared to online fax, including ongoing operating expenses in the form of phone lines, paper, ink, and the maintenance of the fax machine as well as the upfront cost of buying the fax machine. Cloud-based solutions often have minimal installation costs and are highly efficient to scale as the needs of the organization fluctuate.

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Green initiatives: A major trend we are seeing from customers is an increased number of “green” initiatives to reduce their impact on the environment. Stand-alone fax machines and fax machines connected to the internet require paper for printing documents.

Healthcare Interoperability

In the healthcare industry, interoperability is defined as “the ability of different information systems, devices and applications (systems) to access, exchange, integrate and cooperatively use data in a coordinated manner, within and across organizational, regional and national boundaries, to provide timely and seamless portability of information and optimize the health of individuals and populations globally.” In recent years, healthcare has become increasingly data-driven, leading to a 15x increase in healthcare data exchanged between 2013 and 2020, reaching 2.3 trillion gigabytes. Healthcare interoperability, is essential to ensuring quality care delivery and safeguarding patient information.

The pursuit of healthcare interoperability has been underway for more than 30 years and has continued to prove a difficult goal to attain. With thousands of EHR systems, patient management systems, insurance claim processors and health information exchanges functioning in a myriad of environments, the ability to share critical health information with those who need access has not yet been achieved. Central to this problem are the many different kinds of communication protocols used in the transmission of this sensitive information, along with the reluctance of software vendors to allow data to pass between competing systems. In an effort to solve these problems, the healthcare community is estimated to have spent as much as $4.8 billion in 2020 and that market is said to be growing at a CAGR of 13.8%.

In an effort the help solve the interoperability puzzle, the United States government created the ONC. The ONC Director suggests legislation, creates policy, and, in partnership with the Center for Medicare and Medicaid

Services (“CMS”), engineers financial incentives and penalties though Medicare reimbursement rules. These rules, including the recent 21st Century Cures Act (“Cures Act”), impose penalties for information blocking by vendors and healthcare organizations, require electronic event notifications to providers, and mandate patient access to their personal health information. In addition, ONC has created a National Provider Directory to facilitate communication and mandated the use of application programming interfaces (“APIs”) for information access by patients. We believe that implementation of the Cures Act creates a strong set of incentives for providers, payers and patients to adopt healthcare-specific communication tools that support the new ONC rules.

The fragmented nature of healthcare data exchange infrastructure creates significant hurdles in the way that healthcare information flows through the system, causing inefficiency and delays in the operators’ ability to provide the best care and react to emergencies, as evidenced during the COVID-19 pandemic. According to Deloitte’s “Improved Clinical Efficiency and Quality” findings from its 2020 survey of U.S. Physicians, physicians recognize the need for improvement in interoperability with 84% indicating that the medical technology industry needs to address secure and efficient sharing of patient data. To address market demand for effective interoperability solutions, new offerings are being introduced, capable of integrating with existing healthcare IT infrastructure to facilitate communication between providers, safely storing and analyzing data, and increasing patient access to critical health and financial information. Healthcare interoperability is a nascent industry, with a total addressable market estimated to be over $8 billion globally (excluding the total addressable market for online fax), and is expected to grow at a rapid pace in the future. Our estimated total addressable market for our business of $11 billion by 2023 exceeds the estimated addressable market for healthcare interoperability of $8 billion because our online fax solutions serve multiple industries not just healthcare.

Our Products and Solutions

SoHo Fax Solutions

eFax®: eFax® is the global leader in online faxing with over one million customers worldwide and serving customers in 54 countries. The cloud-based fax solution eliminates the need for fax machines and dedicated phone lines while enabling users to send and receive faxes by email, web, or mobile device via mobile apps. In addition, eFax® offers enhanced security options and features that allow users to edit and sign faxes with just the touch of a finger, and to easily archive and access their important documents online.

In addition to eFax®, we offer MyFax and MetroFax among other brands.

Corporate Solutions

eFax Corporate®: eFax Corporate® is a leading provider of digital cloud-fax technology serving more than 46,000 customers. The product is the first major cloud fax solution to achieve HITRUST CSF Certification. This achievement places Consensus in an elite group of organizations worldwide that have earned this certification. By attaining this “gold standard” for compliance in the healthcare industry we have been able to protect our Corporate customer population under HITRUST CSF.

Digital Signature: In addition to fax, Consensus has expanded into emerging and growing areas of secure information delivery with an eye toward both today and the future. In January 2021, we launched jsign, a block-chain backed secure digital signature product aimed as both a standalone offering and packaged with fax or in the Consensus Unite suite. While revenues from jsign are not yet material to our business, we believe that along with the interoperability product set described below, we are making the right investments to ensure our ability to deliver value across a broad range of secure exchange solutions.

Consensus for Healthcare: In March 2020, the Consensus brand was introduced as a suite of secure information exchange tools for the healthcare interoperability market. Using cloud fax as the platform cornerstone, we executed a partnership agreement with Kno2, LLC (“Kno2”) that facilitated connections with DirectTrustTM and CarequalityTM, creating a multi-channel single platform solution for interoperability. The DirectTrustTM Network is recognized as the standard for secure email (Direct Secure Messaging) between healthcare providers with over 2.6 million addresses. CarequalityTM is a community of EHR vendors and health information networks that link over 50,000 clinics and 4,200 hospitals that supports the ability for providers to retrieve patient records across multiple sources via a search query. By combining the strengths of cloud fax and these important networks, Consensus for healthcare has brought two products to market to meet the interoperability challenge.

Consensus Unite: Combining cloud fax and utilizing the Kno2 connection to DirectTrustTM and CarequalityTM, Consensus Unite is a single platform that allows the user to choose between several protocols to send and receive healthcare information in an environment that can integrate into an existing EHR system or stand-alone if no EHR is present. The platform uses both the National Provider Directory and a proprietary database to index fax numbers and DirectTrustTM addresses to facilitate a user’s ability to quickly send information to virtually any healthcare provider in the US. The Unite platform also delivers workflow tools for better management of inbound faxes and emails, using a rules-based engine to route incoming information directly into an EHR for placement straight to patient records or physician work queues.

Consensus Signal: In December of 2020, Consensus Signal was launched as a compliance tool to help healthcare organizations meet key requirements of the Cures Act. Beginning in May of 2021, the Cures Act requires all hospitals to send electronic notices of patient admission, discharge or transfer (“ADT”) to any provider who has an “established relationship of care,” including primary care providers, post-acute centers and skilled nursing facilities). Consensus Signal is sold as a standalone product and integrates with a hospital’s EHR system and uses rules-based triggering logic to automatically send ADT notifications using both cloud fax and Direct Secure Messaging technology. Our revenues from Consensus Signal are not yet material.

Business Model

We generate in excess of 80% of our pro forma revenues from fixed-fee subscription revenues and, to a lesser extent, on variable usage revenues generated from actual usage by our customer base. Our online fax products have both a fixed and variable subscription component with the substantial majority of revenues derived from the fixed portion. In aggregate, all our revenue is recurring in nature. In addition, the cost structures of all our services are very similar in terms of fixed and variable components and include capital expenditures that are in proportion to revenue for each product offering.

Customers

We market our services to a broad spectrum of prospective customers globally across 54 countries. Our consumer offering targets individuals and sole proprietors and currently serves over one million customers. Our Corporate offering targets small, medium and large companies. We serve over 46,000 customers across small, medium and large companies, including five of the top 10 Fortune 500 companies in terms of revenue, and have built a strong position in the healthcare ecosystem, serving four of the top 10 healthcare companies in the Fortune 500 in terms of revenue. Approximately 35.8% and 33.1% of our pro forma revenue for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively, was derived from customers in the healthcare industry. For purposes of this “Business” section and the section of this information statement entitled “Information Statement Summary,” references to “customer” and “customer account” each refer to a customer that has paid to use our products and solutions.

Key Performance Indicators by Product

We use the following metrics to evaluate our business, including the growth of our business, the value provided by customers to our business, and our customer retention. The following metrics are presented on a pro forma basis for the separation.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
Revenue ($ in thousands)
Corporate	$81,567	$70,542	$146,838	$135,353
SoHo	$92,712	$91,073	$183,926	$186,237

Consolidated	$174,279	$161,615	$330,764	$321,590

Average Revenue per Customer Account (“ARPA”)(1)(2)
Corporate	$292.26	$268.99	$274.08	$256.46
SoHo	$14.20	$14.10	$14.24	$14.24
Consolidated	$25.60	$24.05	$24.60	$23.63

Customer Accounts (in thousands)(1)
Corporate	46	45	46	43
SoHo	1,090	1,092	1,090	1,062

Consolidated	1,136	1,137	1,136	1,105
Paid Adds (in thousands)(3)
Corporate	7	6	12	7
SoHo	223	216	423	372

Consolidated	230	222	435	379

Monthly Churn %(4)
Corporate	2.52%	1.89%	1.65%	1.78%
SoHo	3.30%	3.23%	3.16%	3.19%
Consolidated	3.27%	3.18%	3.10%	3.13%

(1)	Consensus customers are defined as paying Corporate and SoHo customer accounts.
(2)

Represents a monthly ARPA calculated for the quarter or year calculated as follows. Monthly ARPA on a quarterly basis is calculated using our standard convention of dividing revenue for the quarter by the average of the quarter’s beginning and ending customer base and dividing that amount by 3 months. Monthly ARPA on an annual basis is calculated by dividing revenue for the year by the average customer base for the applicable four quarters and dividing that amount by 12 months. We believe ARPA provides investors an understanding of the average monthly revenues we recognize per account associated within Consensus’ customer base. As ARPA varies based on fixed subscription fee and variable usage components, we believe it can serve as a measure by which investors can evaluate trends in the types of services, levels of services and the usage levels of those services across Consensus’ customers.

(3)	Paid Adds represents paying new Consensus customer accounts added during the annual period.
(4)

Monthly churn is defined as a Consensus paying customer accounts that cancelled its services during the period divided by the average number customers over the period. This measure is calculated monthly and expressed as an average over the applicable period.

Our Strengths

Building on our position as the leading global provider of internet fax solutions from individuals to enterprises and across industries, Consensus is well positioned to capitalize on seismic shifts in how we share private documents and information. Our core focus is on technology innovation, organic growth, sustained profitability and cash flow generation, and using mergers and acquisitions to supplement growth and expand product offering. We believe that our key strengths and competitive advantages include:

Differentiated Product Offering Based on Scalable SaaS Platform

Consensus is a leading global provider of secure document transmission solutions for individuals and enterprises. Our technology infrastructure supports the transmission of over 530 million documents each year. Over the past 3 years, we have invested approximately $69 million in our technology platforms, allowing us to transmit more documents, faster and at a lower cost. Fax continues to drive business workflows due to its ease of use, security, reliability, relatively low cost and ubiquity across effectively all industries. Due to our scale and capabilities, we have differentiated visibility into the trends that affect the way our customers transmit, store and manage information. Our technology platform is designed to be scalable and highly customizable to our customer needs. As the needs for secure document transmission solutions evolve, we believe Consensus will be able to continue to be a leader in innovative solutions.

Leadership Position in the Large, and Growing Enterprise Cloud Fax Market

We are a leading player in the $2 billion enterprise cloud fax space, which is estimated to grow at about a 7% compound annual growth rate over the next 5 years. We have served Corporate clients for over 20 years and today reach 46,000 Corporate customers, including five of the top 10 enterprises in the world. We believe such market backdrop provides Consensus with a long runway for organic growth, and the potential to explore acquisitions that are value accretive and enhance our scale and geographic diversity.

Well Positioned to Solve Healthcare Interoperability

Because fax remains a ubiquitous electronic document exchange protocol for highly sensitive and legally binding documents, Consensus is already embedded in the healthcare system. We serve a blue-chip customer base, including four of the top 10 healthcare companies in the Fortune 500. Our goal is to build on that foundation to become an early leader in the larger $8 billion healthcare interoperability solutions space. Our future plans include adding intelligent extraction and transformation of data using natural language processing technology and referral management tools that expand our addressable market even further. We see an exciting path to sustainable growth as Consensus becomes a key player in the transition from a document-centric to a data-centric healthcare system.

Highly Defensive, Recurring Revenue Stream

Our revenues substantially consist of monthly recurring subscription and usage-based fees, with monthly recurring subscription revenue representing over 80% of our total subscription revenue for 2020 on a pro forma basis. Since 2018 we have grown our average revenue per account at a compound annual growth rate of 3.7%. We currently maintain nearly one million SoHo Fax customers, 46,000 small and medium sized business accounts, and over 500 enterprise accounts on a pro forma basis. Our cancellation rates have remained relatively steady over time, and we expect this trend to continue into the future given that many of the services we provide are critical to our customers’ business operations.

Global and Diversified Customer Base

We provide our products and services around the world with 91% of our 2020 revenues generated from North America and 9% generated from international markets on a pro forma basis, and we view our market opportunities on a global basis rather than focusing on any one region. Our more than one million customers are located in over 50 countries across six continents. For the six months ended June 30, 2021 and the year ended December 31, 2020, our largest customer accounted for approximately 1.1% and 1.4%, respectively, of our pro forma revenues and our top 50 customers combined to account for less than 7% of our pro forma revenues. We believe that our product-line and geographic diversity, combined with our lack of customer concentration, will help us mitigate the effects of isolated downturns in various end markets.

Operational Efficiency and Capital Discipline

The recurring nature of our revenue, combined with high operational efficiency, results in predictable and attractive margins and free cash flow generation. This creates a strong basis for us to invest into the numerous organic growth opportunities available to us. As we evaluate growth investments and expansion into new verticals, we will measure against metrics and parameters that promote efficient and prudent use of capital to generate sustained shareholder value.

Proven and Experienced Management Team

Our management team is made up of executives who have an average of over 10 years of experience in the cloud business services industry. Our executive officers have a highly successful track record with regard to both business performance among its industry peer group, growing new business lines, and identifying and integrating strategic acquisitions. Our management team also has key strengths in managing wide geographically dispersed teams including the sales force, and identifying and centralizing duplicate functions across businesses leading to reduced core infrastructure costs.

Our Strategies

Our strategy will focus on generating attractive organic growth, achieving enviable margins and free cash flow generation, pursuing value-accretive acquisitions and ultimately delivering high value to our shareholders.

Continue to Grow in Enterprise Secure Information Exchange

We see an attractive growth opportunity for Consensus in the enterprise secured information exchange space. Highly regulated industries such as healthcare, banking or law have been transitioning to a digital workflow model. This has driven significant enterprise demand for cloud-based secure communication. With our enterprise fax offering, we have been able to offer a solution that meets regulatory and legal requirements while being easy to integrate in existing workflow at a cost-effective price compared to competing solutions. Our Corporate Fax revenue has grown at a 6.8% compound annual growth rate from $128 million in 2018 to $147 million in 2020. Non-healthcare customers generate approximately 49% of our Corporate Fax revenue. We expect sustained industry-wide demand for Corporate Fax solutions as digitization continues in our target markets. Second, we have a long runway to expand our share. Today, we estimate we have about a 9.5% market share of Corporate online fax, including cloud fax and on-premises providers. The market is fragmented, and we see opportunity to gain share both organically as well as through mergers and acquisitions. As a result of these growth catalysts, we expect our Corporate Fax revenue to grow by 15% from $164 million in 2021 to $189 million in 2022.

Solve Healthcare Interoperability Challenges

We view the healthcare system as an especially attractive opportunity for Consensus. The transition to a digital environment is proving difficult for providers, which have faced increasing administrative costs, bulging IT budgets, constricted access to data and widespread employee frustration. The ultimate goal of the systemic shift to a digital environment – to make data actionable in real time for greater care and services – remains far out of reach. We believe that Consensus is well positioned to solve this issue.

Answering the demand for better clinical information sharing is the focus of the Consensus Unite interoperability platform. We believe Consensus’ leadership in cloud fax offers a strong entry point into healthcare. Due to its safety and ubiquity, fax remains the predominant method to transmit healthcare documents, by an estimated margin of 3:1 compared to competing solutions. Based on the estimates from DirectTrustTM, there are more than 9 billion pages faxed annually containing medical records. We see an opportunity to build on our strength in fax and evolve our offering into an industry-first complete interoperability service solution, which is able to extract data from the documents we transmit and make the data available to payers, physicians, and hospitals in real time. Our interoperability platform will combine the most commonly used healthcare data communication, data management, data integration and data exchange protocols in a single source designed to be used standalone or integrated with an EHR.

We believe a Consensus interoperability platform can deliver differentiated value proposition:

•

Builds on a system already in place: Fax is ubiquitous in healthcare. The Consensus Unite platform can use a system already in place, the fax number, to extract and manage patient data as part of the overall workflow.

•

Integrates with the providers’ existing workflow systems: Consensus Unite is fully configurable and able to deliver a highly customized workflow, streamlining the process end-to-end. This reduces manual labor and thus human errors and labor costs.

•

Improves patient care: Solving interoperability can result in better care coordination, increase patient access to relevant health information throughout the healthcare journey, reduce patient and insurance costs through greater transparency, and ultimately improve health outcomes.

We see tremendous growth opportunity in healthcare interoperability. The Consensus Unite interoperability platform launched in the second quarter of 2020 and, while we have experienced strong traction and growth, today still represents a small portion of our revenue. To date, we have invested approximately $69 million in our product offering and personnel, in order to expand our enterprise offering with new interoperability platform solutions. Our current services target only a small portion of the overall healthcare cloud business services space. We designed the Consensus platform to be scalable and expandable. Our architecture delivers the flexibility to add capabilities to meet the needs of a changing market. As we continue to evolve our product offering, we plan to go after a much larger total addressable market. With fax alone, there is a $2 billion marketplace estimated to be growing at about a 7% compound annual growth rate. In 2021, we are building on that foundation to expand into larger healthcare interoperability marketplaces of more than $8 billion, as we launch new workflow and integration services that put Consensus at the center of our healthcare clients’ data systems. In 2022 and beyond, we plan to further expand our offering to include data intelligent extraction and transformation using natural language processing technology and referral management tools, for a total healthcare interoperability addressable market size of $9 billion. This multi-layered go-to-market approach opens an exciting path to sustainable growth and assists in the transition from a document-centric to an information-centric healthcare system, which will ultimately result in better medical decisions and best care for patients.

Grow our Consumer and SoHo Fax Revenue

The COVID 19 pandemic of 2020 materially changed how we work and accelerated an existing trend toward virtual offices. The fax business saw an increased demand for SoHo subscriptions beginning in April of 2020 and continuing through 2021. Driven by the convenience, ease of access and competitive price of our cloud fax solutions, our Web business saw sustained growth in subscriptions with no appreciable change in churn rates, indicating an ongoing and permanent demand for a SoHo cloud fax solution.

In addition, our Web marketing team continues to refine and improve our ecommerce capabilities, applying the most advanced practices in search engine management (SEM), search engine optimization and (SEO) and social media to maximize new customer acquisition and existing customer retention. Our team assesses the effectiveness of each program on an hour-to-hour basis, making adjustments to our advertising spend, landing pages, shopping cart flow and retention offers to optimize results. We believe that the continued commitment to apply a highly disciplined and data-driven approach to our web marketing efforts will drive improved results and growth.

Position Business for Sustained Growth through Continued Focus on Profitability and Cash Flow Generation

As we execute on the growth strategy for our business, and invest the appropriate resources to increase Consensus’ scale and capabilities, we plan to maintain focus on operational efficiency. We have a long track record of cost discipline and prudent use of resources. Over its history, Consensus has delivered strong margins on its core business and reaped high synergies through successful acquisition and integration of acquired businesses. This resulted in very attractive cash flow generation. As the business scales, we expect our focus on operational efficiency to significantly expand our financial flexibility, allowing us to continue investing in growth, deleveraging and returning capital to shareholders.

Complement Organic Growth Investments with Targeted Acquisitions

We continuously evaluate growth investment opportunities that increase our presence in new and existing markets, expand our services offerings, enhance our technology, and add skilled personnel. We view acquisitions as a complement to our organic growth opportunities. We regularly evaluate potential acquisition targets and deploy a disciplined approach to assessing them, ultimately pursuing targets that will enhance our product offering, capabilities, and accelerate growth. Furthermore, by acquiring sub-scale companies and leveraging our cost platform, we are typically able to extract substantial synergies and improve cash flows.

Seasonality

General economic conditions have an impact on our business and financial results. From time to time, the markets in which we sell our products, services and solutions experience weak economic conditions that may negatively affect sales. We traditionally experience lower than average usage and customer sign-ups in the fourth quarter. Our revenues are also impacted by the number of effective business days in a given period.

Research and Development

The markets for our services are evolving rapidly, requiring ongoing expenditures for research and development and timely introduction of new services and service enhancements. Our future success will depend, in part, on our ability to enhance our current services, to respond effectively to technological changes, attract and retain engineering talent, sell additional services to our existing customer base and introduce new services and technologies that address the increasingly sophisticated needs of our customers.

We devote significant resources to develop new services and service enhancements. Our research, development and engineering expenditures on a pro forma basis were $3.6 million and $3.6 million for the six months ended June 30, 2021 and 2020 and $7.1 million, $9.7 million and $14.2 million for the fiscal years ended December 31, 2020, 2019 and 2018, respectively. For more information regarding the technological risks that we face, please refer to the section entitled “Risk Factors” contained in this information statement.

Human Capital Resources

After giving effect to the separation and distribution, we expect to have approximately 440 employees. Our ability to continue to attract, retain and motivate our highly qualified workforce is very important to our continued success. None of our employees are represented by collective bargaining.

Our Culture

Culture at Consensus operates on two levels. While we have a strong enterprise-wide culture that focuses on our core values – leadership, collaboration, efficiency, innovation, and purpose – we also have a strong network of micro-cultures that operate within many of our locations and drive their success. We work hard to foster an environment of collaboration and embrace the power of small groups working together.

Diversity, Equity & Inclusion

Our cloud fax users and employees are diverse – gender, race, ethnicity, age, orientation, geography, education, background, interests, and more. We believe that for our business to succeed over the long term,

Consensus must have an inclusive corporate culture that embraces diversity and promotes equity across our enterprise.

Hiring

We reinforce our culture and our values by seeking out diverse candidates, and looking for candidates that fit well with our organizational priorities.

Employee Compensation & Benefits

Compensation is an important consideration for all of our employees and we strive to pay competitive compensation packages that reflect the success of the business and the individual contributions of each colleague. We are committed to fair pay practices; roles are periodically benchmarked to help inform where adjustments may be needed.

Health and Wellness

Creating a culture where all colleagues feel supported and valued is paramount to our corporate mission. We expect to evolve our programs to meet our colleagues’ health and wellness needs, which we believe is essential to attract and retain employees of the highest caliber, and we offer a competitive benefits package focused on fostering work/life integration.

Competition

We face competition from, among others, online fax-providers, traditional fax machine or multifunction printer companies, unified messaging/communications providers, telephone companies, voicemail providers, companies offering Private Branch Exchange (“PBX”) systems and outsourced PBX solutions, and email providers.

Historically, our most popular solutions have related to online faxing, including the ability of our customers to access faxes via email and our outbound desktop faxing capabilities. These solutions compete primarily against traditional fax machine manufacturers, which are generally large and well-established companies, as well as publicly traded and privately-held providers of fax servers and related software and outsourced fax services. Some of these companies may have greater financial and other resources than we do.

As we pursue our expansion into expanded secure information delivery services and healthcare interoperability services, we expect to compete against other providers of secure information delivery services, including providers of electronic signature solutions.

We believe that the primary competitive factors determining our success in the market for our services include financial strength and stability; pricing; reputation for reliability and security of service; breadth and depth of product functionality; intellectual property ownership; effectiveness of customer support; sign-up, service and software ease-of-use; service scalability; customer messaging and branding; geographic coverage; scope of services; currency and payment method acceptance; and local language sales, messaging and support.

For more information regarding the competition that we face, see “Risk Factors—Risks Related to Our Business—The markets in which we operate are highly competitive and our competitors may have greater resources to commit to growth, superior technologies, cheaper pricing or more effective marketing strategies.

Insurance

In advance of the separation, we expect to enter into and thereafter maintain our own general liability, product liability, property, business interruption, workers compensation and cyber insurance policies, among other policies, that are effective as of the distribution date at varying levels of deductibles and limits that we believe are reasonable and prudent under the circumstances to cover our operations and assets. As we continue to grow, we will continue to evaluate our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business over the Internet and, in some cases, using services of third-party telecommunications and Internet service providers. These include, among others, laws and regulations addressing privacy, data storage, retention and security, freedom of expression, content, taxation, numbers, advertising and intellectual property. With respect to most of our business, we are not a regulated telecommunications provider in the U.S. For information about the risks we face with respect to governmental regulation, please refer to the section entitled “Risk Factors” contained in this information statement.

Properties

Principal Executive Offices

Our principal executive offices, including our global headquarters, are located at 700 S. Flower Street, 15th Floor, Los Angeles, California 90017.

Headquarters of Global Offices

The locations of our global headquarters are as follows:

Americas Ontario, Canada	Europe Dublin, Ireland	Asia Pacific Tokyo, Japan Sydney, Australia

Legal Proceedings

Information with respect to this item may be found in Note 11 to our Consolidated Financial Statements included in this information statement.

Emerging Growth Company Status

We are an emerging growth company, as defined in Section 3(a) of the Exchange Act, as amended by the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation, exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies and stockholder approval on golden parachute compensation not previously approved.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act;

•	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more (as adjusted for inflation);

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

MANAGEMENT

Our Executive Officers Following the Distribution

The following table sets forth certain information regarding the individuals who are expected to serve as our executive officers and their anticipated positions following the distribution.

Name	Age	Position
Scott Turicchi	57	Chief Executive Officer, Interim Chief Financial Officer and Director
John Nebergall	61	Chief Operating Officer
Jeffrey Sullivan	56	Chief Technology Officer

R. Scott Turicchi is expected to serve as our Chief Executive Officer and Interim Chief Financial Officer. He served as Chief Financial Officer of J2 Global since August 2014 and its President since May 2008. From June 2007 until May 2008, Mr. Turicchi was Co-President of J2 Global. From August 2005 until June 2007, he was Co-President and Chief Financial Officer of J2 Global. From May 2003 to August 2005, Mr. Turicchi served as J2 Global’s Chief Financial Officer, and from March 2000 through May 2003, he served as J2 Global’s Executive Vice President, Corporate Development. Mr. Turicchi served as a member of J2 Global’s Board of Directors from 1998 through 2000. From 1990 to 2000, he was with Donaldson, Lufkin & Jenrette Securities Corporation’s investment banking department, holding various positions, including Managing Director. Mr. Turicchi is a member of the Board of Directors of Greenhills Software, Inc., a privately held company that develops real-time operating systems. He is Chairman of the Board of Governors of Thomas Aquinas College. Mr. Turicchi also serves on the boards of Lumen Christi Institute and Sanctuary of Culture. Mr. Turicchi’s extensive management experience and familiarity with the company will provide valuable insight to the Board of Directors.

John Nebergall is expected to serve as our Chief Operating Officer. He served as General Manager of J2 Global’s Cloud Fax business unit since June of 2018. From 2015 to 2018 he was General Manager of Demandforce, a cloud software firm located in San Francisco. Prior to that, Mr. Nebergall served 2013 to 2015 as Senior Vice President at Orion Health, as Senior Vice President Zynx Health from 2010 to 2013 and as Senior Vice President Allscripts from 2003 to 2010. Mr. Nebergall is a Certified Public Accountant who earned his MBA at the University of Chicago.

Jeffrey Sullivan is expected to serve as our Chief Technology Officer. He served as Chief Technology Officer of J2 Global’s Cloud Fax business since February 2019. From 2016 to 2019, Mr. Sullivan was Chief Technology Officer for Demandforce (owned by Internet Brands, Inc.) and Vice President of Technology for the Health market segment at Internet Brands, Inc. From 2010 to 2016, Mr. Sullivan was Chief Technology Officer for Minute Menu Systems. He served on the Board of Directors of Minute Menu Systems from 2013 to 2016. From 2007 to 2009, Mr. Sullivan was Chief Information Officer at Think Financial. From 2000 to 2007, he was Chief Technology Officer and then Chief Operating Officer at LoanWeb.com and iHomeowners, Inc. (an INC 500 company). Previously in his career, he held technology and technology leadership positions at Countrywide Home Loans, Digital Arcana, Inc., and the University of Southern California’s Information Sciences Institute. Mr Sullivan was also a professional writer in the areas of technology and creative writing, with more than 200 published magazine articles and book chapters to his credit. He holds an M.A. in Artificial Intelligence from the University of Pittsburgh and a B.S. in Psychology and Computer Science from the Indiana University of Pennsylvania.

Our Board of Directors Following the Distribution

The following table sets forth information regarding the individuals who are expected to serve on our board of directors following the completion of the distribution.

Name	Age	Position
Douglas Bech	75	Director
Stephen Ross	73	Director
Nate Simmons	45	Director
Pamela Sutton-Wallace	51	Director
Scott Turicchi	57	Chief Executive Officer, Interim Chief Financial Officer and Director

Douglas Bech will serve as one of our directors. Mr. Bech has served as a director of J2 Global since November 2000. From August 1988 through November 2000, he served as a director of eFax.com, a company J2 Global acquired in November 2000. Since August 1997, Mr. Bech has served as Chairman and Chief Executive Officer of Raintree Resorts International, a company that owns and operates vacation ownership resorts throughout North America. Mr. Bech practiced securities and corporate finance law from 1970 until 1997. Mr. Bech has also served as a director of HollyFrontier Corporation since July 2011 and was a director of Frontier Oil Corporation from May 1993 until it merged with Holly Corporation in July 2011. Mr. Bech is the independent presiding director of HollyFrontier. Mr. Bech has served as an independent director of CIM Commercial Trust Corporation since March 2014. Mr. Bech’s previous work as a securities and corporate finance lawyer, as a director of other public companies and his current experience as a chief executive officer of a private enterprise engaged in hospitality, resort management services, and sales and marketing in three different countries, will provide expertise on corporate governance and a unique perspective to the Board of Directors.

Stephen Ross will serve as one of our directors. Mr. Ross has served as a director of J2 Global since July 2007. From 1989 to August 31, 2017, he served in various positions with Warner Bros Entertainment, Inc., a broad-based entertainment company (“WBE”). His last position with WBE was Executive Vice President – Recreational Enterprises. Until 2009, Mr. Ross also served as a director of Grill Concepts, Inc., a restaurant company. Mr. Ross’ more than 20 years of broad experience with one of the world’s premier entertainment companies will provide the Board of Directors a unique perspective.

Nate Simmons will serve as one of our directors. Mr. Simmons has served as President of Cloud Services at J2 Global since September 2019. Before joining J2 Global, Mr. Simmons was Senior Vice President and COO of Norton LifeLock, the Consumer Division of Symantec Corp. Prior to Symantec, Mr. Simmons was Senior Vice President of Consumer Marketing at Time Inc., where he held a variety of leadership positions. Mr. Simmons began his career as a consultant at McKinsey & Company. Mr. Simmons’s extensive experience and familiarity with the Historical Cloud Services business will provide valuable insight to the Board of Directors.

Pamela Sutton-Wallace will serve as one of our directors. Ms. Sutton-Wallace has served as a director of J2 Global since October 2020. Currently, Ms. Sutton-Wallace serves as Senior Vice President and Regional Chief Operating Officer at New York Presbyterian (NYP). Prior to her appointment at NYP, Ms. Sutton-Wallace served as the Chief Executive Officer for the University of Virginia (UVA) Medical Center in Charlottesville, Virginia from 2014 through 2020. Prior to that, Ms. Sutton-Wallace served as Senior Vice President of Hospital Operations at Duke University Hospital, where she also held several leadership positions across the Duke University Health System over a 17 year time span. Ms. Sutton-Wallace has also held positions in the pharmaceutical and insurance industries at Pfizer and Blue Cross & Blue Shield of North Carolina, respectively. She received her undergraduate degree in Political Science and African-American Studies from Washington University in St. Louis, MO. She later graduated from Yale University with a Master of Public Health (MPH) degree. With her 27 years of healthcare experience at some of the world’s most renowned health systems, Ms. Sutton-Wallace will bring valuable expertise and perspective to the Board of Directors.

Please see “Our Executive Officers Following the Distribution” above for the biographical information of Mr. Turicchi.

Composition of the Board of Directors after the Distribution

Upon the completion of this distribution, we expect our Board of Directors to consist of at least five members. Our amended and restated certificate of incorporation will provide that, until the annual stockholder meeting in 2026, our Board of Directors will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2022, and will be up for re-election at that meeting for a three-year term to expire at the 2025 annual meeting of stockholders; the directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2023, and will be up for re-election at that meeting for a three-year term to expire at the 2026 annual meeting of stockholders; and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders which we expect to hold in 2024, and will be up for re-election at that meeting for a two-year term to expire at the 2026 annual meeting of stockholders. Commencing with the 2023 annual meeting of stockholders, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2026 annual meeting. Beginning at the 2026 annual meeting, all of our directors will stand for election each year for annual terms, and our Board will thereafter no longer be divided into three classes. Before our Board of Directors is declassified, it would take at least two years after the completion of the distribution for any individual or group to gain control of our Board of Directors.

Committees of the Board of Directors

Effective upon the completion of the distribution, our Board of Directors will have the following committees, each of which will operate under a written charter that will be posted to our website concurrently with, or immediately after, the distribution.

Audit Committee

The Audit Committee will be established in accordance with Rule 10A-3 under the Exchange and the Nasdaq listing rules. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. We anticipate that the primary functions of the Audit Committee, among others, will include:

•

assisting our Board of Directors in fulfilling its oversight responsibility relating to: (i) the accounting and financial reporting processes of Consensus and its subsidiaries, including the audits of Consensus’ financial statements and the integrity of the financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independent public accountants’ qualifications and independence; (iv) the performance of our independent public accountants; and (v) preparation of the report required by the SEC rules to be included in our annual proxy statement;

•	being directly responsible for the appointment (subject to ratification by our stockholders), compensation, retention and oversight of the work of our independent public accountants;

•

establishing and periodically reviewing policies and procedures for the review, approval and ratification of related person transactions, as defined in applicable SEC rules, and reviewing and approving, disapproving or ratifying related party transactions in accordance with these policies and procedures, and overseeing other related party transactions governed by applicable accounting standards; and

•

establishing and overseeing procedures for handling (receipt, retention and treatment, on a confidential basis) of complaints of potential misconduct, including: (i) violations of law or our code(s) of conduct; (ii) complaints regarding accounting, internal accounting controls, auditing and federal securities law matters; and (iii) the confidential, anonymous submission of concerns by employees regarding accounting, internal accounting controls, auditing and federal securities law matters.

The Audit Committee will consist of Mr. Bech, Ms. Sutton-Wallace and Mr. Ross, each of whom will meet the independence requirements set forth in the Nasdaq listing standards and Rule 10A-3 under the Exchange Act.

Mr. Bech will chair the Audit Committee. Mr. Ross satisfies the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC.

Compensation Committee

The responsibilities of our Compensation Committee (the “Compensation Committee”) will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among others, the following duties:

•

reviewing the competitiveness of our executive compensation programs with respect to (i) the attraction and retention of executive officers, (ii) the motivation of executive officers to achieve our business objectives, and (iii) to align the interest of executive officers with the long-term interests of stockholders;

•

annually reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, evaluating their performance against these goals and objectives, and, based on this evaluation, recommending to the Board the compensation for the CEO and other executive officers;

•

annually reviewing the form and amount of compensation of directors for service on the Board of Directors and its committees and recommending changes in compensation to the Board of Directors as appropriate; and

•

reviewing and recommending for inclusion executive compensation disclosures made in our annual proxy statement, including the Compensation Discussion and Analysis and the Compensation Committee Report.

The Compensation Committee will consist of Mr. Ross and Mr. Bech, each of whom will meet the independence requirements applicable to directors and compensation committee members under the Nasdaq listing standards. The members of our Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act), unless the Board provides otherwise. Mr. Ross will chair the Compensation Committee.

Environmental, Social and Corporate Governance Committee

The responsibilities of our Environmental, Social and Corporate Governance Committee (the “ESG Committee”) will be more fully described in our ESG Committee charter, and we anticipate that they will include, among others, the following duties:

•	identifying individuals qualified to become Board of Directors members (consistent with criteria approved by the Board of Directors);

•	recommending to the Board of Directors director candidates for election at our annual meeting of stockholders;

•	developing and recommending to the Board of Directors a set of corporate governance principles;

•

overseeing our policies, practices or procedures with respect to environmental and social corporate responsibilities, consistent with trends in public policy, regulation, legislation and applicable industries; and

•	overseeing our policies, practices or procedures to promote diversity, equity and inclusion with regard to race, ethnicity, gender, sexual orientation, age, knowledge, experience and/or geography.

The ESG Committee will consist of Ms. Sutton-Wallace, Mr. Bech and Mr. Simmons, each of whom will meet the independence requirements set forth in the Nasdaq listing standards. Ms. Sutton-Wallace will chair the ESG Committee.

Director Independence

Our Corporate Governance Principles will provide that a majority of our Board of Directors will consist of independent directors. These standards will be available on our website concurrently with, or immediately after, the distribution date. Our Board of Directors is expected to annually determine the independence of directors based on a review and recommendation of our ESG Committee. We expect that the Board of Directors will determine that each of Mr. Bech, Mr. Ross, Mr. Simmons and Ms. Sutton-Wallace is independent under the applicable Nasdaq listing standards.

Nomination of Directors

In connection with the completion of our distribution, we intend to establish an ESG Committee which will develop criteria for filling vacant Board of Director positions.

Following the completion of the distribution, the ESG Committee will make recommendations to the full Board of Directors which in turn will make the final determination whether to nominate or appoint the new director after considering the ESG Committee’s recommendation.

Compensation Committee Interlocks and Insider Participation

During our fiscal 2020, we were not a standalone, publicly traded company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who are expected to serve as our executive officers were made by J2 Global as described in the section of this information statement entitled “Executive Compensation.”

Director Stock Ownership Guidelines

Consensus expects to adopt stock ownership guidelines following the Separation, under which non-employee directors will be expected to hold, within five years of joining the Board, shares of Consensus common stock with a value equal to five times the annual Board cash retainer paid to our non-employee directors (excluding any retainer paid for service on a Board committee).

Communicating with the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to provide information about the processes by which stockholders and other interested third parties may communicate with non-management members of our Board.

Corporate Governance Policies

Our Board of Directors will adopt corporate governance policies to help ensure that the Board of Directors has the necessary authority and practices in place to make decisions that are independent from management, that the Board of Directors adequately performs its function as the overseer of management.

Code of Conduct and Ethics

Prior to or concurrently with the completion of the distribution, our Board of Directors will adopt a code of ethics and a code of conduct as such terms are used in Item 406 of Regulation S-K and Nasdaq listing rules.

DIRECTOR COMPENSATION

We expect that director compensation will be subject to the review and approval of the Compensation Committee after the separation. Directors who will be employed by Consensus following the separation and distribution will not receive any compensation for their services as members of our board of directors. Compensation for non-employee directors of Consensus is expected to be a mix of cash and equity-based compensation, including retainer fees for certain roles such as committee chair, that is competitive with the compensation paid to non-employee directors within our peer group.

Director compensation for the period prior to any change recommended by the Compensation Committee and approved by our board of directors will be identical to that currently paid by J2 Global. The table below sets forth the annual cash retainer, annual equity retainer and lead director and committee chair retainers for our non-employee directors (to be prorated based on actual service periods), assuming such arrangements will mirror the current arrangements for non-employee directors and were approved by the J2 Global board of directors acting on the recommendation of the J2 Global Compensation Committee. The board of directors of Consensus will determine the compensation of directors of Consensus following the separation.

	Annual Restricted Stock Award	Annual Cash Retainer	Lead Independent Director Retainer(1)	Audit Committee Chair Retainer(2)	Compensation Committee Chair Retainer(3)	ESG Committee Chair Retainer(4)
Non-employee director	$200,000	$70,000	$15,000	$25,000	$15,000	$15,000

(1)	The lead independent director also receives an annual retainer of $15,000 in cash.
(2)	The Audit Committee chair also receives an annual retainer of $25,000 in cash.
(3)	The Compensation Committee chair also receives an annual retainer of $15,000 in cash.
(4)	The ESG Committee chair also receives an annual retainer of $15,000 in cash.

EXECUTIVE COMPENSATION

We are providing compensation disclosure that satisfies the requirements applicable to EGCs, as defined in the JOBS Act. As an EGC, we disclose the compensation of our principal executive officer and the two most highly compensated executive officers other than our principal executive officer (our “NEOs”). As discussed above, we are currently part of J2 Global and not an independent company. This Executive Compensation section describes the historical compensation of our NEOs as employees of J2 Global. The Consensus Compensation Committee has not yet been formed. Accordingly, decisions regarding the past compensation of our NEOs have been made by J2 Global. Our future compensation programs and policies will be subject to the review and approval of the Compensation Committee after the separation. For additional information regarding the expected treatment of equity-based and long-term incentive compensation awards, see “Treatment of J2 Global Equity-Based Awards at the Time of Separation.”

Summary Compensation Table

The following table sets forth the compensation earned during the year ended December 31, 2020 by our NEOs as employees of J2 Global.

Name and principal position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Scott Turicchi Chief Executive Officer and Interim Chief Financial Officer	2020	$750,000	$2,919,206	$967,500	$26,423	$4,663,129
John Nebergall Chief Operating Officer	2020	$325,702	$243,292	$280,000	$15,494	$848,994
Jeffrey Sullivan Chief Technology Officer	2020	$284,343	$121,689	$89,276	$3,466	$495,308

(1)

These amounts represent the grant date fair value under ASC 718 for restricted stock awards granted and report a grant date value for the performance restricted shares based upon the probable outcome of the performance conditions. The ASC 718 value as of the grant date for stock awards is spread over the number of months of service required for the grant to become non-forfeitable. There can be no assurance that the ASC 718 amount will ever be realized. Assumptions used in the calculation of these amounts for awards granted are included in Note 15, “Stock Options and Employee Stock Purchase Plan” to our audited financial statements for the fiscal year ended December 31, 2020. Assuming the achievement of all performance conditions, the value of the 2020 performance restricted shares at the grant date would be: $1,500,020 for Mr. Turicchi; $125,085 for Mr. Nebergall; and $62,543 for Jeffrey Sullivan.

(2)	Amounts reported in this column represent compensation earned and paid in the year in which they were reported.

2020 All Other Compensation

The following table and related footnotes describe each component of the column entitled “All Other Compensation” in the Summary Compensation Table.

Name	Year	Insurance Premiums ($)		Company Contributions to Retirement and 401(k) Plans ($)	Total ($)
Scott Turicchi	2020	$20,723	(1)	$5,700	$26,423
John Nebergall	2020	$14,494	(2)	$1,000	$15,494
Jeffrey Sullivan	2020	$2,465	(3)	$1,000	$3,466

(1)

Consists of $19,712 in medical, dental and vision insurance premium contributions, $621 in short term and long term disability insurance premium contributions and $390 in life insurance premium contributions for $500,000 in life insurance benefits.

(2)

Consists of $13,661 in medical, dental and vision insurance premium contributions, $531 in short term and long term disability insurance premium contributions and $302 in life insurance premium contributions for $351,000 in life insurance benefits.

(3)

Consists of $1,670 in dental and vision insurance premium contributions, $531 in short term and long term disability insurance premium contributions and $265 in life insurance premium contributions for $300,000 in life insurance benefits.

2020 Grants of Plan-Based Awards Table

Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date		Threshold($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock and Option Awards ($)
Scott Turicchi	2/6/2020	(1)	—	$750,000	$1,387,500	—			—
	3/6/2020		—	—	—	32,906	(2)		$2,668,004
	3/13/2020		—	—	—	3,291	(3)		$251,202
John Nebergall	3/6/2020 3/13/2020		— —	— —	— —	2,743 274	(2) (3)	$ $	222,378 20,914
Jeffrey Sullivan	3/6/2020 3/13/2020		— —	— —	— —	1,372 137	(2) (3)	$ $	111,232 10,457

(1)

These amounts were calculated based on each named executive officer’s contribution to the bonus pool under the J2 Global 2020 Executive Bonus Plan. Although these amounts serve as a baseline for individual bonus awards, individual bonuses were granted at the discretion of the J2 Global Compensation Committee.

(2)

50% of this restricted stock award vests in five equal installments on each anniversary of the grant date, with the first installment vesting on March 6, 2021, provided that the recipient is still employed by J2 Global at the applicable vesting date, and 50% of this stock award vests with respect to one-fifth of such shares at each such time as J2 common stock remains at or above the following stock prices for at least 20 trading days in any 30 consecutive trading day period: $99.04, $107.58, $116.87, $126.96, and $137.91, provided, with respect to this second 50% that (a) no such shares shall vest prior to the first anniversary of the date of grant and (b) the recipient is still employed by J2 Global at the applicable vesting date. The officers will be deemed to have satisfied the employment conditions of their restricted stock awards if they are employed by Consensus rather than J2 Global.

(3)

This restricted stock award vests in five equal installments on each anniversary of the grant date, with the first installment vesting on March 13, 2021, provided that the recipient is still employed by J2 Global at the applicable vesting date. The officers will be deemed to have satisfied the employment conditions of their restricted stock awards if they are employed by Consensus rather than J2 Global.

Outstanding Equity Awards At 2020 Fiscal Year End

The following table provides information on the holdings of J2 Global stock options and restricted stock by the NEOs at December 31, 2020.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Exercisable Options (#)	Option Exercise Price ($)	Option Expiration Date		Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested (1)
Scott Turicchi	23,000	$67.35	5/6/2025	(2)	116,285	(3)		$11,352,905
John Nebergall Jeffrey Sullivan	— —	— —	— —		7,047 2830	(4) (5)	$ $	688,421 276,463

(1)

The market value is determined by multiplying the number of shares by $97.69, the closing trading price of J2 Global common stock on the Nasdaq Global Select Market on December 31, 2020, the last trading day of the fiscal year.

(2)	The option was granted on May 6, 2015. The option vested in five equal annual installments and became fully vested on May 6, 2020.
(3)

Consists of the unvested restricted stock with respect to the following restricted stock awards: (a) 17,653 restricted shares granted on May 9, 2016 that vest ratably over 5 years, beginning on May 9, 2017; (b) 17,652 restricted shares granted on May 9, 2016 that vest based on specified stock price targets of J2 Global’s common stock; (c) 13,711 restricted shares granted on May 4, 2017 that vest ratably over five years, beginning on May 4, 2018; (d) 13,710 restricted shares granted on May 4, 2017 that vest based on specified stock price targets of J2 Global’s common stock; (e) 18,269 restricted shares granted on May 3, 2018 that vest ratably over five years, beginning on May 3, 2019; (f) 18,268 restricted shares granted on May 3, 2018 that vest based on specified stock price targets of J2 Global’s common stock; (g) 17,735 restricted shares granted on March 13, 2019 that vest ratably over five years, beginning on March 13, 2020; (h) 17,735 restricted shares granted on March 13, 2019 that vest based on specified stock price targets of J2 Global’s common stock; (i) 16,453 restricted shares granted on March 6, 2020 that vest ratably over five years, beginning on March 6, 2021; (j) 16,453 restricted shares granted on March 6, 2020 that vest based on specified stock price targets of J2 Global’s common stock; and (k) 3,291 restricted shares granted on March 13, 2020 that vest ratably over five years, beginning on March 13, 2021.

(4)

Consists of the unvested restricted stock with respect to the following restricted stock awards: (a) 2,772 restricted shares granted on June 18, 2018 that vest ratably over five years, beginning on June 18, 2019; (b) 1,478 restricted shares granted on March 13, 2019 that vest ratably over five years, beginning on March 13, 2020; (c) 1,478 restricted shares granted on March 13, 2019 that vest based on specified stock price targets of J2 Global’s common stock; (d) 1,372 restricted shares granted on March 6, 2020 that vest ratably over five years, beginning on March 6, 2021; (e) 1,371 restricted shares granted on March 6, 2020 that vest based on specified stock price targets of J2 Global’s common stock; and (f) 274 restricted shares granted on March 13, 2020 that vest ratably over five years, beginning on March 13, 2021.

(5)

Consists of the unvested restricted stock with respect to the following restricted stock awards: (a) 1,651 restricted shares granted on February 7, 2019 that vest ratably over five years, beginning on February 7, 2020; (b) 686 restricted shares granted on March 6, 2019 that vest based on specified stock price targets of J2 Global’s common stock; (c) 686 restricted shares granted on March 6, 2020 that vest ratably over five years, beginning on March 6, 2021; and (d) 137 restricted shares granted on March 13, 2020 that vest ratably over five years, beginning on March 13, 2021.

Option Exercises and Stock Vested in 2020

The following table sets forth certain information with respect to stock options exercised and vested stock awards by our NEOs during the fiscal year ended December 31, 2020.

	Stock Awards
Name	Number of Acquired on Vesting (#)	Value Realized on Vesting
Scott Turicchi	25,610		$2,060,638
John Nebergall Jeffrey Sullivan	1144 330	$ $	84,668 32,535

Executive Compensation Arrangements Following the Separation

Each of our NEOs was employed by J2 Global prior to the separation and, therefore, the information provided in this section reflects compensation earned at J2 Global and the design and objectives of the J2 Global executive compensation programs in place prior to the separation. The compensation decisions regarding our NEOs were made by the J2 Global Compensation Committee. Following the separation, compensation decisions in respect of our NEOs will be made by the Consensus Compensation Committee.

The amounts and forms of compensation reported in this section are not necessarily indicative of the compensation that our NEOs will receive following the separation, which could be higher or lower, because historical compensation was determined by J2 Global and future compensation at Consensus will be determined in accordance with the compensation policies, programs and procedures to be established by the Consensus Compensation Committee. Consensus is currently in the process of developing its executive compensation programs that will apply following the separation. More information on the results of these decisions and future compensation programs will be disclosed in Consensus’ proxy statement for its first annual meeting of stockholders as an independent public company, which proxy statement is presently expected to be filed in early 2022. For the period from the effective time until the Consensus Compensation Committee determines and implements the executive compensation programs that will apply following the separation, Consensus expects that our NEOs will continue to receive substantially the same compensation and benefits that were in place prior to the separation, which are disclosed in this section.

We expect that following the separation, our equity incentive plans will provide for accelerated vesting of outstanding awards held by certain participants, including our NEOs, upon a change in control unless our Compensation Committee or board of directors determines that the holder has been offered substantially identical replacement awards and a comparable position at the acquiring company. We do not currently expect to enter into other severance or change in control arrangements with our NEOs.

TREATMENT OF J2 GLOBAL EQUITY-BASED AWARDS AT THE TIME OF SEPARATION

The employee matters agreement will provide for the adjustment or conversion of all outstanding J2 Global equity awards as follows:

•

Options and Time-Vesting RSU and Restricted Stock Awards. As of the distribution date, all J2 Global stock options and time-based restricted stock unit (“RSU”) awards and restricted stock awards (whether then-vested or unvested) will be converted into (1) adjusted J2 Global awards for J2 Global employees, employees transferring to J2 Global at any time following the distribution date (each, a “Post-Distribution Consensus Employee”) and any former employees or (2) Consensus awards for Consensus employees (other than Post-Distribution Consensus Employees). Such adjusted awards will preserve the same intrinsic value and general terms and conditions (including vesting) as were in place immediately prior to the adjustments.

•

Performance-Based RSUs and Restricted Stock Awards. For any J2 Global performance-based RSU (“PSU”) awards and performance-based restricted stock awards held by J2 Global employees, Post-Distribution Consensus Employees and any former employees, the performance goals will be equitably adjusted to reflect the separation and distribution and the number of units subject to such awards will be determined on the same basis described above with respect to RSU awards and performance-based restricted stock awards. Such J2 Global PSU and performance-based restricted stock awards will otherwise settle in the ordinary course. For any PSU awards held by Consensus Employees (other than Post-Distribution Consensus Employees) for which the performance targets but not time targets have been achieved prior to the distribution, performance will be deemed to have been met at the target level. As of the distribution date, such award will then be converted into a Consensus PSU award (on the same basis described above with respect to converted Consensus RSU Awards) that vests in accordance with the remaining time-based vesting provisions applicable to such PSU award.

CONSENSUS 2021 EQUITY INCENTIVE PLAN

Prior to the separation and distribution, Consensus expects to adopt the 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”). Our Board of Directors believes that the ability to issue equity incentive awards pursuant to the 2021 Equity Incentive Plan will further our compensation structure and strategy. The Board of Directors believes that our ability to attract, retain and motivate top quality management and employees, consultants, advisors and non-employee directors is material to our success and is enhanced by our ability to grant equity compensation under the 2021 Equity Incentive Plan. In addition, our Board of Directors believes that our interests and the interests of our stockholders will be advanced if we offer our employees, consultants, advisors and non-employee directors the opportunity to acquire or increase their proprietary interest in us.

Summary of the 2021 Equity Incentive Plan

This section summarizes the 2021 Equity Incentive Plan, and is qualified in its entirety by the full text of the 2021 Equity Incentive Plan, a form of which is attached as an exhibit to the Form 10 and incorporated herein by reference. Capitalized terms used and not defined in this description are defined in the 2021 Equity Incentive Plan.

Purposes

The purposes of the 2021 Equity Incentive Plan are to advance the interests of Consensus and its stockholders by providing incentives to selected officers, employees and consultants who contribute and are expected to contribute to the success of Consensus, and to enhance the interest of such officers and employees in Consensus’ success and progress by providing them with an opportunity to become stockholders of Consensus. Further, the 2021 Equity Incentive Plan is designed to enhance Consensus’ ability to attract and retain qualified employees.

Administration

The 2021 Equity Incentive Plan will be administered by the Compensation Committee or such other committee to which the Board of Directors has delegated power to act, which must consist of at least two directors, all of whom shall be intended to qualify as “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act and the rules and regulations thereunder (or any successor rule thereto), unless otherwise determined by the Board of Directors. The Compensation Committee may delegate its duties to any subcommittee of the Compensation Committee.

The Compensation Committee will have the authority to interpret the 2021 Equity Incentive Plan, to establish, amend and rescind any rules and regulations relating to the 2021 Equity Incentive Plan and to make any other determinations that it deems necessary or desirable for the administration of the 2021 Equity Incentive Plan.

Eligibility

All employees of Consensus and its subsidiaries, as well as Consensus’ directors and consultants performing services for Consensus or its subsidiaries, will be eligible to participate in the 2021 Equity Incentive Plan.

Shares Subject to the 2021 Equity Incentive Plan

The total number of shares of common stock which may be issued under the 2021 Equity Incentive Plan is 4,000,000. The 2021 Equity Incentive Plan includes limits on the maximum amount of awards that may be granted under specified types of awards to specified types of participants in a calendar year.

The maximum number of shares subject to awards which may be granted to a participant in a any one-year period is 1,000,000.

If any awards terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised or if any awards are forfeited or expire or otherwise terminate without the delivery of any shares of common stock, the shares of common stock subject to such awards will again be available for purposes of the 2021 Equity Incentive Plan.

Shares that are delivered to, or withheld by, Consensus under an award may not be reissued under the 2021 Equity Incentive Plan. Shares may be delivered or withheld in connection with the exercise of stock options, the settlement of SARs or the payment of required withholding taxes.

Stock Options

The Compensation Committee may award non-qualified stock options and “incentive” stock options under the 2021 Equity Incentive Plan. The exercise price of a stock option may not be less than the fair market value of the common stock on the date the stock option is granted. The exercise price is payable in cash or, if the grant provides, in common stock. Generally, no stock option may be exercised during the first year of its term or such longer period as may be specified in the option grant. All stock options terminate after a 10-year period from the date of the grant.

In the event of a change in control, the 2021 Equity Incentive Plan provides for unvested stock options to become exercisable upon certain terminations of employment within 24 months following a change in control (known as a “double trigger”) and allows the Compensation Committee to make unvested stock options immediately exercisable upon a change of control if an acquiring company does not assume or otherwise replace stock options or in its discretion.

Stock Appreciation Rights

The Compensation Committee may grant stock appreciation rights (“SARs”) independent of, or in connection with, a stock option. Each SAR will entitle a participant, upon exercise, to an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share of common stock over (B) the exercise price of the right (or over the option exercise price if the SAR is granted in connection with a stock option), multiplied by (ii) the number of shares of common stock covered by the SAR. Payment will be made in shares of common stock (any common stock is valued at fair market value on the exercise date) and/or cash, as determined by the Compensation Committee.

Restricted Stock

The Compensation Committee will determine the number of shares of restricted stock to grant to a participant, the duration of the period during which any restrictions may remain imposed on such restricted stock, the conditions, if any, under which the restricted stock may be forfeited to Consensus, and the other terms and conditions of restricted stock awards. Unless the Compensation Committee determines otherwise, a recipient of restricted stock has the same voting, dividend and other rights as holders of common stock

Restricted Stock Units

An RSU award gives the participant an opportunity to receive shares of common stock free of restrictions upon vesting of the RSU award (and subject to any other terms of the RSU award). The Compensation Committee will determine the number of RSUs to grant to a participant, the duration of the period during which any vesting or restrictions may remain imposed on such RSUs, the conditions, if any, under which the RSUs may be forfeited to Consensus, and the other terms and conditions of the RSU awards.

Other Stock-Based Awards

The Compensation Committee, in its sole discretion, may grant other stock-based awards. Such other stock-based awards may be in such form, and dependent on such conditions, as the Compensation Committee determines, including, without limitation, the right to receive shares of common stock (or the equivalent cash value of such shares of common stock based on the fair market value of such stock).

Performance-Based Awards

Stock options, restricted stock, RSU and other equity-based awards granted under the 2021 Equity Incentive Plan may be subject to the satisfaction of prespecified performance conditions. Such awards (“Performance-Based Awards”) shall be based upon such performance criteria determined by the Compensation Committee.

Change in Control

Unless the Compensation Committee or Board determines otherwise at the time of grant, in the event a participant’s employment is involuntarily terminated without cause during the two-year period following a change in control:

•	Any unvested stock options and SARs will vest and remain exercisable for their full term or be settled in accordance with the terms of grant, as applicable;

•	The restrictions on any restricted stock and RSUs will lapse; and

•	Performance-Based Awards will be considered earned and payable based upon the greater of target level or actual performance (or, if no target level is specified, the maximum level).

Additionally, the Compensation Committee or Board may provide for awards to be cancelled in exchange for a cash payment in connection with a change in control.

Adjustments Upon Certain Events

In the event of any stock split, spin-off, share combination, reclassification, recapitalization, payment of an extraordinary cash dividend or other similar transaction or occurrence which affects the equity securities of Consensus or the value of such equity securities, the Compensation Committee shall make appropriate adjustments in one or more of (i) the number of shares of common stock available for or covered by awards granted under the 2021 Equity Incentive Plan, (ii) the number of shares of common stock subject to outstanding stock options and other awards, or (iii) the exercise price of each outstanding stock option or other awards.

Amendment and Termination

The Board of Directors may amend or terminate the 2021 Equity Incentive Plan at any time, subject to stockholder approval if such approval is required under the Code or any applicable laws or stock exchange requirements. The 2021 Equity Incentive Plan is expected to terminate on the tenth anniversary of its effective date, unless earlier terminated by the Board.

Minimum Vesting Schedule

Awards granted under the 2021 Equity Incentive Plan will be subject to a minimum vesting schedule of at least twelve months from the grant date of grant; provided, however, that awards for which vesting will lapse based on achievement of performance goals shall also be subject to a minimum vesting schedule of at least twelve months. This limitation shall not apply with respect to up to 5% of the shares authorized for issuance under the 2021 Equity Incentive Plan.

No Repricing of Stock Options/SARs; No Reloads

Except for adjustments to stock options or SARs made in connection with changes in capitalization of Consensus or similar events, as discussed above in “—Adjustments Upon Certain Events,” the 2021 Equity Incentive Plan will prohibit the repricing of the exercise price of stock options or SARs without prior approval of Consensus’ stockholders. In addition, the 2021 Equity Incentive Plan will prohibit automatic reload provisions with respect to stock options or SARs without prior approval of Consensus’ stockholders.

U.S. Tax Consequences of the 2021 Equity Incentive Plan Awards

The following general discussion of the federal income tax consequences of awards to be granted under the 2021 Equity Incentive Plan is based on current federal tax laws and regulations, does not purport to be a complete description of the federal income tax laws, and does not purport to be a representation as to the actual tax consequences that any participant or Consensus may in fact incur. Participants may also be subject to certain state and local taxes, which are not described below.

Non-qualified Stock Options

If the award granted is a non-qualified stock option, no income is realized by the participant at the time of grant of the option, and no deduction is available to Consensus at such time. At the time of a cash or equivalent exercise, ordinary income is realized by the participant in an amount equal to the excess, if any, of the fair market value of the common stock on the date of exercise over the option exercise price, and Consensus generally receives a tax deduction for the same amount. Upon disposition, any difference between the participant’s tax basis in the Common Stock and the amount realized on disposition of the shares is treated as capital gain or loss.

Incentive Stock Option

If the award granted is an “incentive stock option” (as described in Section 422 of the Code), no income is realized by the participant upon award or exercise of the stock option and no compensation deduction is available to Consensus at such times. If the common stock purchased upon the exercise of an incentive stock option is held by a participant for at least two years from the date of the grant of such option and for at least one year after exercise, any resulting gain is taxed, upon disposition of the common stock, at long-term capital gains rates. If the common stock purchased pursuant to the stock option is disposed of before the expiration of that period, any gain on the disposition, up to the excess of the fair market value of the common stock at the time of exercise over the option exercise price, is taxed at ordinary income rates as compensation paid to the participant, and Consensus is entitled to a compensation deduction for an equivalent amount. Any amount realized on the disposition by the participant in excess of the fair market value of the Common Stock at the time of exercise is taxed at capital gains rates.

Stock Appreciation Rights

The participant realizes no income at the time a SAR is granted, and no deduction is available to Consensus at such time. When the right is exercised, ordinary income is realized by the participant in the amount of the cash and/or the fair market value of the common stock received by the participant, and Consensus shall be entitled to a deduction of the same amount.

Restricted Stock Awards

Consensus generally receives a deduction and the participant recognizes taxable income equal to the fair market value of the restricted stock award at the time the restrictions on the stock awarded lapse, unless the participant elects to recognize such income immediately by so electing, within 30 days after the date of grant by Consensus to the participant of a restricted stock award, as permitted under Section 83(b) of the Code, in which case both Consensus’ deduction and the participant’s inclusion in income occur on the grant date. The value of any other stock award granted to participants shall be taxable as ordinary income to such participant in the year in which such stock is received, and Consensus will be entitled to a corresponding tax deduction, subject to Section 162(m) of the Code.

Restricted Stock Units

If the award granted is an RSU, the participant will not recognize any income for federal income tax purposes when RSUs are granted because restricted share units are not considered to be “property” for purposes of the Code and no deduction is available to Consensus at such time. After the RSUs vest and are settled, the participant will be required to treat as ordinary income an amount equal to the full fair market value of the shares of common stock and any cash received. If the participant sells the shares of common stock, the participant generally will have a taxable capital gain (or loss). Because the participant will have recognized income when any stock was distributed, the amount of this gain (or loss) is the difference between the sale price and the fair market value of the stock on the date it was distributed.

Consensus is generally entitled to a deduction equal to the amount of ordinary income recognized by the participant as the result of an RSU award. If a participant forfeits his or her RSU award, no gain or loss is recognized and no deduction is allowed.

Section 162(m) of the Code

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the chief executive officer, chief financial officer and the three other most highly compensated executive officers of Consensus or any of its subsidiaries. The deductions specified above granted to such individuals generally will be subject to this limitation.

Section 409A of the Code

Section 409A of the Code covers certain nonqualified deferred compensation arrangements and generally establishes rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) on the service provider who is entitled to receive the deferred compensation. Certain awards that may be granted under the 2021 Equity Incentive Plan may constitute “deferred compensation” within the meaning of and subject to Section 409A of the Code. While the Compensation Committee intends to administer and operate the 2021 Equity Incentive Plan and establish terms (or make required amendments) with respect to awards subject to Section 409A of the Code in a manner that will avoid the imposition of additional taxation under Section 409A of the Code upon a participant, there can be no assurance that additional taxation under Section 409A of the Code will be avoided in all cases.

CONSENSUS 2021 EMPLOYEE STOCK PURCHASE PLAN

Prior to the separation and distribution, Consensus expects to adopt the 2021 Employee Stock Purchase Plan (the “ESPP”). The purpose of the ESPP is to encourage and enable our eligible employees to acquire a proprietary interest in us through the ownership of our common stock. A maximum of 1,000,000 shares may be purchased under the ESPP. The ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code.

Summary of the ESPP

This section summarizes the ESPP, and is qualified in its entirety by the full text of the ESPP, a form of which is attached as an exhibit to the Form 10 and incorporated herein by reference. Capitalized terms used and not defined in this description are defined in the ESPP.

Administration

The ESPP is administered by the Board of Directors or a committee designated by the Board of Directors to administer the ESPP, which we refer to herein as the ESPP Administrator. All questions of interpretation of the ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants.

Eligibility; Participation

Each employee of a company participating in the ESPP is eligible to participate in the ESPP, except any employee who is either: (a) customarily employed for twenty (20) hours or less per week (b) customarily employed for not more than five (5) months in any calendar year or (c) has not completed thirty (30) days of service , or such other service requirement, up to a maximum of 2 years, which the ESPP Administrator may require. As of the effective date of the distribution, any employee who was actively participating in the J2 2001 Employee Stock Purchase Plan (the “J2 ESPP”) shall participate in the ESPP.

The ESPP shall be implemented by sequential offerings of approximately six (6) months duration or such other duration as the Board of Directors shall determine. Offering periods shall commence on or about May 1 and November 1 of each year and end on or about the next October 31 and April 30, respectively, occurring thereafter. We refer herein to the first day of the offering period as the “offering date” and the last day of the offering period as the “purchase date.” Notwithstanding the foregoing, the Board of Directors may establish a different duration for one or more offering periods or different commencing or ending dates for such offering periods; provided, however, that no offering period may have a duration exceeding twenty-seven (27) months. In addition, notwithstanding the foregoing, the first offering period shall commence as of the effective date of the distribution and shall end on the date the applicable “Offering Period” in effect under the J2 ESPP immediately prior to the distribution was scheduled to end.

Participants generally may elect to have deducted from their paychecks up to 15% of their compensation (as defined in the ESPP) for use to purchase shares under the ESPP in an offering period, provided that no more than $12,500 of shares (with such value determined pursuant to Section 423 of the Code) may be purchased by a participant in an offering period. A participant generally may withdraw from the ESPP at any time during an offering period.

A participant is not permitted to purchase shares under the ESPP if the participant would own common stock possessing 5% or more of the total combined voting power or value of equity interests. A participant is also not permitted to purchase common stock with a fair market value in excess of $25,000 in any one calendar year.

Purchase Price

The price per share at which shares are purchased under the ESPP shall be eighty-five percent (85%) of the lesser of the fair market value of a share of our common stock on (i) the offering date and (ii) the purchase date. For the offering period that commences upon the distribution, the converted price under the J2 ESPP shall apply in lieu of clause (i) of the preceding sentence.

Adjustments

In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of Consensus, or in the event of any merger (including a merger effected for the purpose of changing the domicile of Consensus), sale of assets or other reorganization in which Consensus is a party, appropriate adjustments shall be made in the number and class of shares subject to the ESPP, each purchase right under the ESPP, and in the purchase price.

Transferability

Neither payroll deductions nor a participant’s purchase right under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any manner other than as provided by the ESPP or by will or the laws of descent and distribution

Amendment and Termination

The Board of Directors may at any time amend or terminate the ESPP, except that (a) such termination shall not affect purchase rights previously granted under the ESPP, except as permitted under the ESPP, and (b) no amendment may adversely affect a purchase right previously granted under the ESPP (except to the extent permitted by the ESPP or as may be necessary to qualify the ESPP as an employee stock purchase plan pursuant to Section 423 of the Code).

U.S. Tax Consequences of the ESPP

The following general discussion of the federal income tax consequences of participating in the ESPP is based on current federal tax laws and regulations, does not purport to be a complete description of the federal income tax laws, and does not purport to be a representation as to the actual tax consequences that any participant or Consensus may in fact incur. Participants may also be subject to certain state and local taxes, which are not described below.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under these provisions, no income generally will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax in an amount that depends upon how long the shares have been held by the participant. If the shares are sold or otherwise disposed of more than two years after the first day of the applicable offering period in which such shares were acquired and more than one year after the applicable date of purchase, the participant will recognize ordinary income equal to the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the applicable offering period in which such shares were acquired. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of the aforementioned periods (a “disqualifying disposition”), the participant will recognize ordinary income equal to the excess of (1) the fair market value of the shares on the date the shares are purchased by the participant over (2) the purchase price. Any additional gain or loss on such sale or disposition will be capital gain or loss, which will be long-term if the shares are held for more than one year. Consensus generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a disqualifying disposition.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with J2 Global

Following the separation and distribution, we and J2 Global will operate separately, each as an independent public company. J2 Global plans to dispose of all of the Consensus common stock that it retains after the distribution, potentially including through one or more distributions of Consensus common stock to J2 Global stockholders in exchange for outstanding shares of J2 Global common stock, subsequent exchanges of Consensus common stock for J2 Global debt and/or through distributions of Consensus common stock to J2 Global stockholders as dividends within the 12-month period following the distribution. Any shares not disposed of by J2 Global during such 12-month period will be sold or otherwise disposed of by J2 Global consistent with the business reasons for the retention, but in no event later than five years after the distribution.

Prior to the distribution, we will enter into a separation and distribution agreement with J2 Global, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” We will also enter into various other agreements to provide a framework for our relationship with J2 Global after the separation and distribution, such as a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property license agreement and a stockholder and registration rights agreement. These agreements will provide for the allocation between Consensus and J2 Global of assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) associated with the Cloud Fax business and will govern certain relationships between Consensus and J2 Global after the separation and distribution. The agreements listed above will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which J2 Global distributes shares of Consensus common stock to the holders of shares of J2 Global common stock.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Consensus and J2 Global as part of the separation, and provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide, among other things:

•

which assets (whether tangible or intangible) primarily related to the Cloud Fax business, which are referred to as the “Consensus Assets,” will be retained by Historical Cloud Services or transferred to us;

•	which liabilities primarily related to the Cloud Fax business, which are referred to as the “Consensus Liabilities,” will be retained by or transferred to us;

•

all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the Consensus Assets and Consensus Liabilities (such assets and liabilities, other than the Consensus Assets and the Consensus Liabilities, referred to as the “J2 Global Assets” and “J2 Global Liabilities,” respectively) will be retained by or transferred to J2 Global. The assets and liabilities related to the B2B backup, cybersecurity and SMB enablement businesses held by Historical Cloud Services will be transferred to J2 Global or subsidiaries that will be retained by J2 Global following the separation; and

•

in general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither we nor J2 Global will make any representation or warranty as to (1) the assets, business or liabilities transferred or assumed as part of the separation, (2) any approvals or notifications required in connection with the transfers, (3) the value of or the freedom from any security interests of any of the assets transferred, (4) the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either us or J2 Global, or (5) the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to us or J2 Global, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, we or J2 Global, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse us or J2 Global, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, J2 Global will distribute to its stockholders that hold shares of J2 Global common stock as of the record date for the distribution of at least 80.1% of the issued and outstanding shares of Consensus common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares.

The separation agreement will provide that the distribution is subject to satisfaction (or waiver by J2 Global) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” J2 Global has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

In connection with the separation and distribution, we expect to incur long-term debt, which we currently expect will consist of senior unsecured notes.

The separation agreement will provide that we and our affiliates will release and discharge J2 Global and its affiliates from all liabilities assumed by us as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to our business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. J2 Global and its affiliates will release and discharge us and our affiliates from all liabilities retained by J2 Global and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, the intellectual property license agreement and certain other agreements, including the transfer documents in connection with the separation.

In the separation agreement, we will agree to indemnify, defend and hold harmless J2 Global, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the Consensus Liabilities;

•

the failure of us or any other person to pay, perform or otherwise promptly discharge any of the Consensus Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a J2 Global Liability, any guarantee, indemnification or contribution obligation for our benefit by J2 Global that survives the distribution;

•	any breach by us of the separation agreement or any of the ancillary agreements; and

•

any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented), other than any such statements or omissions directly relating to information regarding J2 Global, provided to us by J2 Global, for inclusion therein.

In the separation agreement, J2 Global will agree to indemnify, defend and hold harmless us, each of our affiliates and each of their respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the J2 Global Liabilities;

•

the failure of J2 Global or any other person to pay, perform, or otherwise promptly discharge any of the J2 Global Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;

•	except to the extent relating to a Consensus Liability, any guarantee, indemnification or contribution obligation for the benefit of J2 Global by us that survives the distribution;

•	any breach by J2 Global of the separation agreement or any of the ancillary agreements; and

•

any untrue statement or alleged untrue statement or omission or alleged omission of a material fact directly relating to information regarding J2 Global, provided to us by J2 Global, for inclusion in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented).

The separation agreement will also establish procedures with respect to claims subject to indemnification and will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between J2 Global and us related to the separation or distribution.

The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution date and sets forth procedures for the administration of insured claims and addresses certain other insurance matters.

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both we and J2 Global will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, (i) prior to the separation will be borne 50% by us and 50% by J2 Global and (ii) after the separation will be borne by the party incurring such cost and expense.

The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of J2 Global without the approval of any person, including our stockholders or J2 Global stockholders, without liability of any kind.

Transition Services Agreement

We and J2 Global will enter into a transition services agreement prior to the distribution pursuant to which we and J2 Global will provide certain services to one another, on an interim, transitional basis. The services to be provided will include certain information technology services, finance and accounting services and human resource and employee benefits services. The agreed-upon charges for such services are generally intended to allow the providing company to recover all costs and expenses of providing such services.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be no later than 18 months after the distribution date.

Subject to certain exceptions in the case of willful misconduct or fraud, the liability of J2 Global and Consensus under the transition services agreement for the services they provide will be limited to a specified maximum amount. The transition services agreement also provide that neither company shall be liable to the other for any indirect, exemplary, incidental, consequential, remote, speculative, punitive or similar damages.

Tax Matters Agreement

We and J2 Global will enter into a tax matters agreement prior to the distribution that will govern the parties’ respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.

The tax matters agreement will also impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on J2 Global or us that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. However, if such failure was the result of any acquisition of our shares or assets, or of any of our representations, statements or undertakings being incorrect, incomplete or breached, we generally will be responsible for all taxes imposed as a result of such acquisition or breach.

As discussed below under the heading “Material U.S. Federal Income Tax Considerations,” notwithstanding receipt by J2 Global of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could assert that the distribution or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, we, J2 Global, and J2 Global stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of J2 Global or us could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, we may be required to indemnify J2 Global for taxes and certain related amounts resulting from the distribution and certain related transactions not qualifying as tax-free.

Employee Matters Agreement

We and J2 Global will enter into an employee matters agreement prior to the distribution to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, J2 Global will be responsible for liabilities associated with employees who will be employed by J2 Global following the separation, former employees whose last employment was with the J2 Global businesses, and we will be responsible for liabilities associated with employees who will be employed by us following the separation and former employees whose last employment was with our businesses.

The employee matters agreement will provide for the conversion of the outstanding awards granted under J2 Global’s equity compensation programs into adjusted awards relating to shares of J2 Global and/or Consensus common stock, as described above under the heading “The Separation and Distribution—Treatment of Equity-Based Compensation.” The adjusted awards generally will be subject to substantially the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original J2 Global award immediately before the separation.

Intellectual Property License Agreement

Under the intellectual property license agreement, J2 Global will grant to Consensus a non-exclusive, royalty-free, perpetual license to continue to use certain intellectual property, including patents, trade secrets and copyrights (but specifically excluding trademarks), in the same manner as Consensus used such intellectual property in its business prior to the completion of the spin-off, as well as natural evolutions of those uses. Similarly, Consensus will grant to J2 Global a non-exclusive, royalty-free, perpetual license to continue to use certain intellectual property, including patents, trade secrets and copyrights (but specifically excluding trademarks), in the same manner as J2 Global used such intellectual property in its business prior to the completion of the spin-off, as well as natural evolutions of those uses.

Stockholder and Registration Rights Agreement

We will enter into a stockholder and registration rights agreement with J2 Global pursuant to which we will agree that, upon the request of J2 Global, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Consensus common stock retained by J2 Global. In addition, J2 Global will agree to vote any shares of Consensus common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, J2 Global will grant us a proxy to vote its shares of Consensus common stock in such proportion. This proxy, however, will be automatically revoked as to any particular share upon any sale or transfer of such share from J2 Global to a person other than J2 Global, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.

Intercompany Notes

In order to pay certain operating costs, income taxes and to fund certain acquisitions, Historical Cloud Services has entered into intercompany notes with J2 Global, as described below.

Notes Receivable

In August 2018, Historical Cloud Services entered into a loan agreement with Ziff Davis International Ltd., a subsidiary of the J2 Global’s Digital Media division, for the amount up to £20.0 million British pounds. The loan matures the earlier of (i) the dissolution or insolvency of Historical Cloud Services, or (ii) Historical Cloud Services’ event of default; or (iii) the date on which any of Historical Cloud Services’ representations or warranties become materially false, or (iv) August 31, 2023 and bears interest at a rate of 3.0% per annum. As of December 31, 2020, the principal amount outstanding on the loan was £6.5 million British pounds, which was equivalent to $8.8 million U.S. dollars.

Notes Payable

In December 2016, Historical Cloud Services entered into a loan agreement with Ziff Davis Australia Pty. Limited, a subsidiary of the J2 Global’s Digital Media division, for $2.6 million Australian dollars. The loan matures the earlier of (i) the dissolution or insolvency of Historical Cloud Services, or (ii) Historical Cloud Services’ event of default, or (iii) the date on which any of Historical Cloud Services’ representations or warranties become materially false, or (iv) December 1, 2022 and bears interest at a rate of 4.5% per annum. On April 1, 2019, Historical Cloud Services made a payment totaling $1.6 million Australian dollars towards the $2.6 million Australian dollars loan. The payment included $1.4 million Australian dollars towards the principal and $0.3 million Australian dollars towards accrued interest. On May 29, 2020, Historical Cloud Services made a payment totaling $1.3 million Australian dollars towards the $2.6 million Australian dollars loan. The payment included $1.3 million Australian dollars towards the principal and $0.1 million Australian dollars towards accrued interest. As of December 31, 2020, the note was fully paid.

Procedures for Approval of Related Person Transactions

Our board of directors will adopt a written policy on related person transactions. The policy will cover transactions involving us in excess of $120,000 in any year in which any director, director nominee, executive officer or greater than five percent beneficial owner of Consensus, or any of their respective immediate family members, has or had a direct or indirect interest, other than as a director or less than 10 percent owner, of an entity involved in the transaction. This policy will be posted to the corporate governance section of our investor relations website (www.consensus.com).

Under this policy, the general counsel must advise the Audit Committee of any related person transaction of which he or she becomes aware. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee will consider all relevant information available to it and, as appropriate, take into consideration the size of the transaction and the amount payable to the related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; the purpose, and the potential benefits to us, of the transaction; whether the transaction was undertaken in the ordinary course of business; and whether the transaction involved the provision of goods or services to us that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to us as would be available in comparable transactions with or involving unaffiliated third parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of Consensus common stock will be owned beneficially and of record by J2 Global. Following the distribution, Consensus expects to have outstanding an aggregate of approximately 20.1 million shares of common stock based upon the number of shares of J2 Global common stock outstanding on September 9, 2021, and applying the distribution ratio.

Security Ownership of Our Executive Officers, Directors and Certain Beneficial Owners

The following table sets forth information concerning the expected beneficial ownership of our common stock following the distribution by:

•	each person who we believe will be a beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our expected directors;

•	each of our NEOs; and

•	all of our expected directors and executive officers as a group.

The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted. The information is intended to estimate the expected beneficial ownership of our common stock immediately following the distribution, calculated as of September 9, 2021, and based upon the distribution of one share of Consensus common stock for every three shares of J2 Global common stock. The address of each director and NEO shown in the table below is c/o Consensus Cloud Solutions, Inc., Attention: Secretary, 700 S. Flower Street, 15th Floor, Los Angeles, California 94304.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding
J2 Global, Inc.(1)	3,992,111	19.9%
BlackRock, Inc.(2)	1,713,099	8.5%
The Vanguard Group(3)	1,390,117	6.9%
Scott Turicchi(4)	78,297	*
John Nebergall(5)	1,873	*
Jeffrey Sullivan(6)	888	*
Douglas Bech(7)	42,725	*
Stephen Ross	5,955	*
Nate Simmons(8)	7,171	*
Pamela Sutton-Wallace(9)	952	*
All expected executive officers and directors as a group (7 persons)(10)	137,861	*

*	Represents holdings of less than 1%.
(1)

Number of shares of common stock determined for this purpose based on the assumption that J2 Global will receive a number of shares of Consensus common stock that would result in J2 Global owning 19.9% of the total outstanding shares following the distribution. For a description of certain voting arrangements relating to the shares of Consensus’ common stock retained by J2 Global, see “Certain Relationships and Related Person Transactions—Stockholder and Registration Rights Agreement.”

(2)

Based on the most recently available Schedule 13G filed with the SEC on January 27, 2021 by BlackRock, Inc. (“BlackRock”) with respect to J2 Global common stock. According to its Schedule 13G, BlackRock reported having sole voting power over 5,055,667 shares, shared voting power over no shares, sole dispositive power over 5,139,299 shares and shared dispositive power over no shares, for a total of 5,139,299 shares of J2 Global common stock beneficially owned. The Schedule 13G contained information as of December 31, 2020 and may not reflect BlackRock’s current holdings of J2 Global common stock. The address of BlackRock is 55 East 52nd Street, New York, New York 10022.

(3)

Based on the most recently available Schedule 13G filed with the SEC on February 10, 2021 by The Vanguard Group (“Vanguard”) with respect to J2 Global common stock. According to its Schedule 13G, Vanguard reported having sole voting power over no shares, shared voting power over 101,284 shares, sole dispositive power over 4,032,005 shares and shared dispositive power over 138,348 shares, for a total of 4,170,353 shares of J2 Global common stock beneficially owned. The Schedule 13G contained information as of December 31, 2020 and may not reflect Vanguard’s current holdings of J2 Global common stock. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(4)	Includes 5,785 shares held by estate planning or charitable foundation vehicles and 7,811 shares of unvested restricted stock.
(5)	Includes 666 shares of unvested restricted stock.
(6)	Includes 330 shares of unvested restricted stock.
(7)	Includes 3,333 shares held by estate planning or charitable foundation vehicles.
(8)	Includes 4,168 shares of unvested restricted stock.
(9)	Includes 952 shares of unvested restricted stock due to vest within 60 days of September 9, 2021.
(10)	Includes 9,118 shares held by estate planning or charitable foundation vehicles and 13,927 shares of unvested restricted stock.

THE SEPARATION AND DISTRIBUTION

Background

On April 19, 2021, J2 Global announced that it intended to separate into two publicly traded companies: one addressing healthcare interoperability and comprising the Cloud Fax business, which will do business as Consensus, and one that will continue J2 Global’s strategy of building a leading internet platform focused on key verticals, including technology & gaming, shopping, health, cybersecurity and martech. J2 Global announced that it intended to effect the separation through a pro rata distribution of the common stock of a newly formed corporation, which was formed to hold the assets and liabilities associated with the Cloud Fax business is named Consensus Cloud Solutions, Inc.

Reasons for the Separation

The J2 Global board of directors believes that separating the Cloud Fax business from the remainder of J2 Global is in the best interests of J2 Global and its stockholders for a number of reasons, including that:

•

the separation will give each company the flexibility to focus on and pursue independent strategic, financial and growth plans consistent with that company’s unique areas of expertise and market opportunities, to best accomplish its specific business and operational goals;

•	the separation will permit each company to develop independent capital allocation strategies, taking into account their differing margin profiles;

•

the separation will allow each of J2 Global and Consensus to be managed more efficiently as separate companies in accordance with the characteristics and requirements of each business, and increased management focus on the separate business is expected to result, among other things, in many improved operating efficiencies;

•	the two companies are expected to attract different types of investor bases, which is expected to allow the companies to use their equity in a more commercially efficient manner;

•	the separation is expected to increase the attractiveness of the stock of J2 Global as an acquisition currency; and

•

the separation will enable each company to align its recruiting, retention and equity based incentive plans with its respective operating and stock price performance. In addition, each company can implement specific performance measurement metrics and incentive structures to compensate individual management teams of each company in accordance with the respective strategic and financial priorities of each business.

Neither Consensus nor J2 Global can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The J2 Global board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

•

we will incur costs for certain functions previously performed by J2 Global such as accounting, tax, legal, human resources and other general administrative functions, that are higher than the amounts reflected in Historical Cloud Services’ historical financial statements, which could cause our financial performance to be adversely affected;

•

we will incur costs in the transition to being a standalone public company, which include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate Consensus’ information systems;

•	the actions required to separate J2 Global and Consensus’ respective businesses could disrupt our operations;

•	certain costs and liabilities that were otherwise less significant to J2 Global as a whole will be more significant for Consensus as a standalone company;

•	we will have significant debt obligations following the separation;

•

we may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of J2 Global; and (iii) following the separation, our business will be less diversified than the entire J2 Global business prior to the separation; and

•

to preserve the tax-free treatment of the separation and the distribution to J2 Global for U.S. federal income tax purposes, under the tax matters agreement that Consensus will enter into with J2 Global, Consensus will be restricted from taking actions that may cause the separation and distribution to be taxable to J2 Global for U.S. federal income tax purposes. These restrictions may limit for a period of time our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.

The J2 Global board of directors concluded that the potential benefits of the separation outweighed these factors.

Formation of a New Company Prior to Consensus’ Distribution

Consensus was formed in Delaware on May 14, 2021, for the purpose of holding the equity interests of Historical Cloud Services. As part of the plan to separate the Cloud Fax businesses from the remainder of its businesses, J2 Global plans to effect the internal reorganization.

When and How You Will Receive the Distribution

With the assistance of Computershare Trust Company, N.A., J2 Global expects to distribute Consensus common stock on                 , 2021, the distribution date, to all holders of outstanding shares of J2 Global common stock as of the close of business on                 , 2021, the record date for the distribution. Computershare Trust Company, N.A., which currently serves as the transfer agent and registrar for J2 Global’s common shares, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Consensus common stock.

If you own shares of J2 Global common stock as of the close of business on the record date for the distribution, Consensus common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computershare Trust Company, N.A. will then mail you a direct registration account statement that reflects your shares of Consensus common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. If you sell shares of J2 Global common stock in the “regular-way” market up to the distribution date, you will also be selling your right to receive shares of Consensus common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of J2 Global common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Consensus common stock that have been registered in book-entry form in your name.

Most J2 Global stockholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of J2 Global common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Consensus common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of Consensus common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be Consensus affiliates. Persons who may be deemed to be Consensus affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Consensus, which may include certain Consensus executive officers, directors or principal stockholders. Securities held by Consensus affiliates will be subject to resale restrictions under the Securities Act. Consensus affiliates will be permitted to sell shares of Consensus common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of Consensus Common Stock You Will Receive

For each three shares of J2 Global common stock that you own at the close of business on                 , 2021, the record date for the distribution, you will receive one share of Consensus common stock on the distribution date.

J2 Global will not distribute any fractional shares of Consensus common stock to its stockholders. Instead, if you are a registered holder, Computershare Trust Company, N.A. will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by J2 Global or Consensus, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either J2 Global or Consensus. Neither Consensus nor J2 Global will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

If you hold physical certificates of shares of J2 Global common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. Consensus estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your shares of J2 Global common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Distribution

After the separation from J2 Global, Consensus will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on                 , 2021, the record date for the distribution, and will reflect any exercise of J2 Global options between the date the J2 Global board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of J2 Global common stock or any rights of J2 Global stockholders.

We will enter into a separation agreement and other related agreements with J2 Global before the distribution to effect the internal reorganization and the separation and provide a framework for our relationship with J2 Global after the separation. These agreements will provide for the allocation between J2 Global and Consensus of J2 Global’s assets, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from J2 Global and will govern the relationship between J2 Global and us after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”

Market for Consensus Common Stock

There is currently no public trading market for our common stock. We have applied to list our common stock on the Nasdaq under the symbol “CCSI.” We have not and will not, and J2 Global has not and will not, set the initial price of our common stock. The initial price will be established by the public markets.

We cannot predict the price at which our common stock will trade after the distribution. In fact, the consolidated trading prices of one J2 Global common share and one share of Consensus common stock after the distribution (representing the number of shares of our common stock to be received per share of J2 Global common stock in the distribution) may not equal the “regular-way” trading price of a share of J2 Global common stock immediately prior to the distribution. The price at which our common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for our common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, J2 Global expects that there will be two markets in shares of J2 Global common stock: a “regular-way” market and an “ex-distribution” market. Shares of J2 Global common stock that trade on the “regular-way” market will trade with an entitlement to Consensus common shares to be distributed pursuant to the separation. Shares of J2 Global common stock that trade on the “ex-distribution” market will trade without an entitlement to Consensus common stock to be distributed pursuant to the distribution. Therefore, if you sell shares of J2 Global common stock in the “regular-way” market up to the distribution date, you will be selling your right to receive Consensus common stock in the distribution. If you own shares of J2 Global common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to the distribution date, you will receive the shares of Consensus common stock that you are entitled to receive pursuant to your ownership as of the record date of the shares of J2 Global common stock.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Consensus common stock that will be distributed to holders of shares of J2 Global common stock on the distribution date. If you owned shares of J2 Global common stock at the close of business on the record date for the distribution, you would be entitled to Consensus common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Consensus common stock, without the shares of J2 Global common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Consensus common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

J2 Global has announced that the distribution will be effective at 12:01 a.m. Eastern time, on                 , 2021, which is the distribution date, provided that the following conditions will have been satisfied (or waived by J2 Global in its sole discretion):

•	completion of the internal reorganization;

•

the transfer of assets and liabilities to Consensus in accordance with the separation agreement will have been completed, other than assets and liabilities intended to be transferred after the distribution;

•

the making of a distribution of approximately $260 million from Consensus to J2 Global in connection with the separation and the reimbursement by Consensus of $10 million of expenses incurred or expected to be incurred by J2 Global in connection with the separation;

•

J2 Global will have received (i) a private letter ruling from the IRS, satisfactory to J2 Global’s board of directors, regarding certain U.S. federal income tax matters relating to the separation and related transactions and (ii) an opinion of Gibson, Dunn & Crutcher LLP, satisfactory to J2 Global’s board of directors, regarding the qualification of the distribution, together with certain related transactions, as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code;

•

the SEC will have declared effective the registration statement of which this information statement forms a part, and this information statement will have been made available to J2 Global stockholders;

•

all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws will have been taken and, where applicable, will have become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation will have been duly executed and delivered by the parties;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions will be in effect;

•	the shares of Consensus common stock to be distributed will have been approved for listing on the Nasdaq, subject to official notice of issuance;

•

the receipt of an opinion from an outside valuation advisory firm as to various solvency and capital adequacy matters concerning each of Consensus and J2 Global after the distribution that is in form and substance acceptable to J2 Global in its sole discretion; and

•

no event or development will have occurred or exist that, in the judgment of J2 Global’s board of directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

J2 Global will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. J2 Global does not intend to notify its stockholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the J2 Global board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the J2 Global board of directors determines that any modifications by J2 Global materially change the material terms of the distribution, J2 Global will notify J2 Global stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a Current Report on Form 8-K or circulating a supplement to this information statement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the U.S. federal income tax considerations of the distribution to U.S. Holders (as defined below) of J2 Global common stock.

This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this information statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of J2 Global common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable regulations.

This discussion addresses only the consequences of the distribution to U.S. Holders that hold J2 Global common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances or to a U.S. Holder subject to special rules, including:

•	a financial institution, regulated investment company or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities, commodities or foreign currencies;

•	a stockholder that holds J2 Global common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

•	a stockholder that holds J2 Global common stock in a tax-deferred account, such as an individual retirement account; or

•	a stockholder that acquired J2 Global common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds J2 Global common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding J2 Global common stock should consult its tax advisor.

This discussion of U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the distribution. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any non-U.S., state or local tax consequences of the distribution. Accordingly, each holder of J2 Global common stock should consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the distribution to such holder.

Private Letter Ruling and Tax Opinion

It is a condition to the distribution that J2 Global receive (i) a private letter ruling from the IRS, satisfactory to J2 Global’s board of directors, regarding certain U.S. federal income tax matters relating to the separation and related transactions (the “Private Letter Ruling”) and (ii) an opinion of Gibson, Dunn & Crutcher LLP, satisfactory to J2 Global’s board of directors, regarding the qualification of the distribution of at least 80.1% of our common stock, together with certain related transactions, as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code (the “Tax Opinion”).

The Private Letter Ruling and the Tax Opinion will be based, among other things, on various facts and assumptions, as well as certain representations, statements and undertakings of J2 Global and Consensus (including those relating to the past and future conduct of J2 Global and Consensus). If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if J2 Global or Consensus breach any of their respective covenants relating to the separation, the Private Letter Ruling and/or the Tax Opinion may be invalid. Accordingly, notwithstanding receipt of the Private Letter Ruling and/or the Tax Opinion, the IRS could determine that the distribution and certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the facts, assumptions, representations, statements or undertakings that were included in the request for the Private Letter Ruling or on which the Tax Opinion was based are false or have been violated. In addition, the Private Letter Ruling will not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and the Tax Opinion represents the judgment of such counsel or other advisor which is not binding on the IRS or any court. Accordingly, notwithstanding receipt by J2 Global of the Private Letter Ruling and the Tax Opinion referred to above, the IRS could assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, Consensus and J2 Global stockholders could be subject to significant U.S. federal income tax liability.

The Distribution

Assuming that the distribution of at least 80.1% of the shares of our common stock owned by J2 Global to the stockholders of J2 Global, together with certain related transactions, qualifies as a “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code, in general, for U.S. federal income tax purposes:

•	Subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by, and no amount will be included in the income of, J2 Global or us on the distribution;

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of J2 Global common stock upon the receipt of our common stock;

•

the aggregate tax basis of the shares of our common stock distributed in the distribution to a U.S. Holder of J2 Global common stock (including any fractional share interest in our common stock for which cash is received) will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of J2 Global common stock immediately before such distribution between such J2 Global common stock and our common stock (including any fractional share interest in our common stock for which cash is received) in proportion to the relative fair market value of each immediately following the distribution;

•

the holding period of any shares of our common stock received by a U.S. Holder of J2 Global common stock in the distribution (including any fractional share interest in our common stock for which cash is received) will include the holding period of the shares of J2 Global common stock held by a U.S. Holder prior to the distribution; and

•

a U.S. Holder of J2 Global common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in such fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share is more than one year as of the closing date of the distribution.

J2 Global stockholders that have acquired different blocks of shares of J2 Global common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of shares of J2 Global common stock. U.S. Treasury regulations require certain J2 Global stockholders who receive our common stock in the distribution and, immediately prior to the distribution, own (i) at least 5% of the total outstanding stock of J2 Global, or (ii) securities of J2 Global with an aggregate basis of $1 million or more, to attach to such stockholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

In general, if the distribution, together with certain related transactions, does not qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code, the distribution will be treated as a taxable dividend to U.S. Holders of J2 Global common stock in an amount equal to the fair market value of our common stock received (to the extent of such holder’s ratable share of J2 Global’s earnings and profits). In addition, if the distribution, together with certain related transactions, does not qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, J2 Global will recognize taxable gain, which could result in significant tax to J2 Global. In such event, J2 Global will generally recognize gain (i) in an amount equal to the excess, if any, of the fair market value of our common stock distributed to holders of J2 Global common stock on the distribution date over J2 Global’s tax basis in such shares and (ii) with respect to the receipt of the Cash Distribution.

Even if the distribution, together with certain related transactions, would otherwise qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the distribution will be taxable to J2 Global under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of J2 Global or our common stock is acquired as part of a plan or series of related transactions that includes the distribution. If Section 355(e) applies as a result of such an acquisition, J2 Global would recognize taxable gain as described above, but the distribution would generally be tax-free to U.S. Holders of J2 Global common stock. Under some circumstances, the tax matters agreement would require us to indemnify J2 Global for such tax liability associated with the taxable gain. See “Certain Relationships and Related Person Transactions—Tax Matters Agreement—Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution.”

Under the tax matters agreement, we will generally be required to indemnify J2 Global for the resulting taxes in the event that the distribution and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries (see “Certain Relationships and Related Person Transactions—Tax Matters Agreement—Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution”). If the distribution were to be taxable to J2 Global, the liability for payment of such tax by J2 Global or by us under the tax matters agreement could have a material adverse effect on J2 Global or us, as the case may be.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Indebtedness in Connection with the Separation

In connection with the separation and distribution, we expect to incur approximately $800 million of indebtedness, including approximately $300 million of senior notes due 2026 (the “2026 notes”) and $500 million of senior notes due 2028 (the “2028 notes” and, together with the 2026 notes, the “notes”). The notes will pay interest semi-annually in cash in arrears. The maturity date, the interest payment dates, interest rate and other terms for each series of notes will be set prior to the distribution date.

The notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured basis by each of our existing and future domestic restricted subsidiaries other than insignificant subsidiaries or subsidiaries designated as unrestricted subsidiaries pursuant to the terms of the notes.

The notes and the related guarantees will be our and the guarantors’ general unsecured senior obligations and will be subordinated to any of our and the guarantors’ future secured debt to the extent of the assets securing that secured debt. In addition, the notes will be structurally subordinated to all of the liabilities of our subsidiaries that are not guaranteeing the notes, to the extent of the assets of those subsidiaries.

The 2026 notes will be redeemable on or after approximately two years from the date of issuance at the redemption prices that will be specified for such notes. In addition, we may redeem (i) up to 40% of the 2026 notes before the second anniversary of their issuance with the net cash proceeds from certain equity offerings at the redemption price that will be specified for such notes or (ii) some or all of the 2026 notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, to the redemption date, plus an applicable “make-whole” premium. The 2028 notes will be redeemable on or after approximately five years from the date of issuance at the redemption prices that will be specified for such notes.

The terms of the notes will restrict our ability and the ability of certain of our subsidiaries to:

•	incur additional indebtedness;

•	create liens;

•	engage in sale-leaseback transactions;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make investments, repay subordinated indebtedness or certain other restricted payments;

•	sell assets;

•	permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments or transfers to us;

•	enter into transactions with affiliates; or

•	effect a consolidation or merger.

However, these limitations will be subject to a number of qualifications and exceptions.

Upon a change of control, as will be defined in the notes, we will be required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase plus accrued and unpaid interest.

DESCRIPTION OF CONSENSUS’ CAPITAL STOCK

Consensus’ certificate of incorporation and bylaws will be amended and restated prior to the distribution. The following is a summary of the material terms of Consensus’ capital stock that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to such documents, which you must read (along with the applicable provisions of Delaware law) for complete information on Consensus’ capital stock as of the time of the distribution. Our certificate of incorporation and bylaws to be in effect at the time of the distribution are included as exhibits to the registration statement of which this information statement forms a part.

General

Consensus’ authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. Consensus’ Board of Directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, Consensus expects that approximately 20,060,861 shares of its common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

Each holder of Consensus common stock will be entitled to one vote for each share on all matters to be voted upon by the holders of Consensus common stock, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of Consensus common stock will be entitled to receive ratably the cash dividends, if any, as may be declared from time to time by its Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Consensus, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Holders of Consensus common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of Consensus common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of Consensus common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Consensus may designate and issue in the future.

Preferred Stock

Under the terms of Consensus’ amended and restated certificate of incorporation, its Board of Directors will be authorized, subject to limitations prescribed by the DGCL and by its amended and restated certificate of incorporation, to issue preferred stock in one or more series without further action by the holders of its common stock. Consensus’ Board of Directors will have the discretion, subject to limitations prescribed by the DGCL and by Consensus’ amended and restated certificate of incorporation, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Certain provisions of the tax matters agreement, which are intended to preserve the intended tax treatment of the separation and certain related transactions, may prevent certain issuances of our stock for a period of time following the closing of the transactions.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions in our proposed amended and restated certificate of incorporation and our proposed amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Classified Board. Our amended and restated certificate of incorporation will provide that, until the annual stockholder meeting in 2026, our Board of Directors will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2022, and will be up for re-election at that meeting for a three-year term to expire at the 2025 annual meeting of stockholders; the directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2023, and will be up for re-election at that meeting for a three-year term to expire at the 2026 annual meeting of stockholders; and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders which we expect to hold in 2024, and will be up for re-election at that meeting for a two-year term to expire at the 2026 annual meeting of stockholders. Commencing with the 2023 annual meeting of stockholders, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2026 annual meeting. Beginning at the 2026 annual meeting, all of our directors will stand for election each year for annual terms, and our Board will thereafter no longer be divided into three classes. Before our Board of Directors is declassified, it would take at least two years after the completion of the distribution for any individual or group to gain control of our Board of Directors. Accordingly, while the Board of Directors is divided into classes, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.

Removal and Vacancies. Our amended and restated certificate of incorporation will provide that (i) prior to our Board of Directors being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board of Directors has been fully declassified, our stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of at least a majority of our outstanding shares entitled to vote on such removal. Vacancies occurring on the Board of Directors, whether due to death, resignation, removal, retirement, disqualification or for any other reason, and newly created directorships resulting from an increase in the authorized number of directors, shall be filled solely by a majority of the remaining members of the Board of Directors or by a sole remaining director.

Blank Check Preferred Stock. Our amended and restated certificate of incorporation will authorize our Board to designate and issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Stockholder Ability to Call Special Meetings of Stockholders. Our amended and restated bylaws will provide that the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the Chief Executive Officer or the

Board of Directors will be able to call a special meeting of stockholders, and will also provide that a special meeting of stockholders may also be called by our Corporate Secretary upon the written request of stockholders who together own of record a majority of the outstanding shares of each class of stock entitled to vote at such meeting. Such request must be in proper written form, setting forth certain information, as required by our amended and restated bylaws, and signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws will require stockholders seeking to nominate persons for election as directors at an annual or special meeting of stockholders, or to bring other business before an annual or special meeting (other than a proposal submitted under Rule 14a-8 under the Exchange Act), to provide timely notice in writing. A stockholder’s notice to our Corporate Secretary must be in proper written form and must set forth certain information, as required under our amended and restated bylaws, related to the stockholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made as well as their control persons and information about the proposal or nominee for election to the Board of Directors.

Exclusive Forum. Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Consensus, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of Consensus to Consensus or its stockholders, (c) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (d) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus governed by the internal affairs doctrine shall, in each case to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction, a the federal district court for the District of Delaware. Furthermore, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules or regulations thereunder. Our exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Business Combinations with Interested Stockholder. We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

Our amended and restated bylaws will generally provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that under Delaware law, we may not eliminate the personal liability of a director for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit; or improper distributions to stockholders.

Listing

We have applied to have our shares of common stock listed on the Nasdaq under the symbol “CCSI.”

Sale of Unregistered Securities

There have not been any sales of unregistered securities of Consensus common stock prior to the date of this information statement.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION

Consensus has filed a registration statement on Form 10 with the SEC (File No. 001-40750) with respect to the shares of Consensus common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement, including the exhibits and schedules thereto. For further information with respect to Consensus and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, Consensus will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

Consensus intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or incorporated herein by reference. Consensus has not authorized any person to provide you with different information or to make any representation not contained in this information statement or incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

Member and Board of Managers

J2 Cloud Services, LLC

Los Angeles, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of J2 Cloud Services, LLC (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, member’s equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Method Related to Leases

As discussed in Note 10 to the consolidated financial statements, the Company has changed its method for accounting for leases as a result of the adoption of Accounting Standards Codification (“ASC”) 842, Leases effective January 1, 2019 under the modified retrospective approach.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2014.

Los Angeles, California

June 14, 2021

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

(In thousands)

	2020	2019
ASSETS
Cash and cash equivalents	$128,189	$122,775
Accounts receivable, net of allowances of $8,432 and $9,319, respectively	42,244	45,875
Prepaid expenses and other current assets	27,842	28,275

Total current assets	198,275	196,925
Property and equipment, net	59,080	45,789
Operating lease right-of-use assets	55,942	61,835
Trade names, net	45,362	46,488
Customer relationships, net	90,743	116,538
Goodwill	924,496	877,872
Other purchased intangibles, net	49,772	54,882
Notes receivable from related parties, non-current	8,834	8,628
Deferred income taxes, noncurrent	54,122	59,204
Other assets	4,794	5,836

Total assets	$1,491,420	$1,473,997

LIABILITIES AND MEMBER’S EQUITY
Accounts payable and accrued expenses	$81,038	$112,582
Income taxes payable, current	9,530	5,091
Deferred revenue, current	103,789	98,949
Operating lease liabilities, current	9,813	8,283
Other current liabilities	496	1,573

Total current liabilities	204,666	226,478
Long-term debt	—	640,109
Deferred revenue, noncurrent	14,440	12,744
Operating lease liabilities, noncurrent	49,308	54,280
Liability for uncertain tax positions	53,261	51,377
Notes payable from related parties, noncurrent	—	877
Deferred income taxes, noncurrent	21,395	16,613
Other long-term liabilities	25,808	5,358

Total liabilities	368,878	1,007,836

Commitments and contingencies	—	—
Member’s equity	1,178,508	511,034
Accumulated other comprehensive loss	(55,966)	(44,873)

Total member’s equity	1,122,542	466,161

Total liabilities and member’s equity	$1,491,420	$1,473,997

See Notes to Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2020, 2019, and 2018

(In thousands)

	2020	2019	2018
Revenues	$678,461	$661,835	$597,975
Cost of revenues	154,250	144,270	122,154

Gross profit	524,211	517,565	475,821

Operating expenses:
Sales and marketing	119,196	110,397	92,491
Research, development and engineering	22,827	24,077	27,656
General and administrative	145,459	145,287	125,554

Total operating expenses	287,482	279,761	245,701

Income from operations	236,729	237,804	230,120
Interest expense, net	75,764	43,208	37,269
Gain on sale of businesses	(17,122)	—	—
Other (income) expense, net	(29,962)	1,318	892

Income before income taxes	208,049	193,278	191,959
Income tax expense (benefit)	55,136	(19,689)	39,901

Net income	$152,913	$212,967	$152,058

See Notes to Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2020, 2019 and 2018

(In thousands)

	2020	2019	2018
Net income	$152,913	$212,967	$152,058
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(11,093)	(1,979)	(13,818)

Other comprehensive (loss) income, net of tax	(11,093)	(1,979)	(13,818)

Comprehensive income	$141,820	$210,988	$138,240

See Notes to Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020, 2019 and 2018

(In thousands)

	2020	2019	2018
Cash flows from operating activities:
Net income	$152,913	$212,967	$152,058
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	79,754	80,970	60,754
Amortization of financing costs and discounts	1,217	1,428	1,268
Non-cash operating lease costs	5,602	7,867	—
Share-based compensation	5,623	3,796	7,075
Provision for doubtful accounts	10,133	10,214	14,079
Deferred income taxes	13,256	(56,125)	8,233
Changes in fair value of contingent consideration	(161)	607	—
Gain on sale of businesses	(17,122)	—	—
Foreign currency remeasurement gain	(35,142)	—	—
Loss on extinguishment of debt	37,969	—	—
Changes in assets and liabilities, net of effects of business combinations:
Decrease (increase) in:
Accounts receivable	(4,909)	(11,272)	(10,470)
Prepaid expenses and other current assets	717	(9,137)	3,006
Other assets	731	(3,191)	1,941
Increase (decrease) in:
Accounts payable and accrued expenses	(13,369)	3,674	(2,956)
Income taxes payable	(1,269)	(5,424)	(1,993)
Deferred revenue	(2,401)	1,080	(3,061)
Operating lease liabilities	(3,345)	(7,685)	—
Liability for uncertain tax positions	8,438	(453)	7,664
Other long-term liabilities	154	(2,614)	(1,793)

Net cash provided by operating activities	238,789	226,702	235,805

Cash flows from investing activities:
Purchases of property and equipment	(32,463)	(22,943)	(14,157)
Acquisition of businesses, net of cash received	(50,208)	(281,552)	(97,990)
Notes receivable paid by related parties	—	—	32,662
Notes receivable provided to related parties	—	—	(8,302)
Proceeds from sale of businesses, net of cash divested	24,353	—	—
Proceeds from sale of assets	507	—	—
Purchases of intangible assets	(3,110)	—	(34)

Net cash used in investing activities	(60,921)	(304,495)	(87,821)

Cash flows from financing activities:
Payment of debt	(650,000)	—	—
Debt extinguishment costs	(29,250)	—	—
Proceeds from line of credit	—	185,000	—
Repayment of line of credit	—	(185,000)	—
Notes payable from related parties	(819)	(952)	—
Deferred payments for acquisitions	(6,571)	(750)	(2,781)
Contributions from Parent	508,938	64,922	—
Distributions to Parent	—	—	(212,117)
Other	(1,387)	(1,915)	(442)

Net cash (used in) provided by financing activities	(179,089)	61,305	(215,340)

Effect of exchange rate changes on cash and cash equivalents	6,635	2,253	(5,044)

Net change in cash and cash equivalents	5,414	(14,235)	(72,400)
Cash and cash equivalents at beginning of year	122,775	137,010	209,410

Cash and cash equivalents at end of year	$128,189	$122,775	$137,010

See Notes to Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY

Years Ended December 31, 2020, 2019 and 2018

(In thousands)

	Accumulated other comprehensive loss	Member’s equity	Total equity
Balance, January 1, 2018	$(29,076)	$390,578	$361,502

Net income	—	152,058	152,058
Other comprehensive loss, net of tax	(13,818)	—	(13,818)
Cumulative effect of change in accounting principle	—	1,588	1,588
Share based compensation	—	7,075	7,075
Parent distribution	—	(212,117)	(212,117)

Balance, December 31, 2018	$(42,894)	$339,182	$296,288

Net income	—	212,967	212,967
Other comprehensive loss, net of tax	(1,979)	—	(1,979)
Parent distribution	—	(109,833)	(109,833)
Share based compensation	—	3,796	3,796
Parent contribution	—	64,922	64,922

Balance, December 31, 2019	$(44,873)	$511,034	$466,161

Net income	—	152,913	152,913
Other comprehensive loss, net of tax	(11,093)	—	(11,093)
Share based compensation	—	5,623	5,623
Parent contribution	—	508,938	508,938

Balance, December 31, 2020	$(55,966)	$1,178,508	$1,122,542

See Notes to Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020, 2019 and 2018

1.	The Company

J2 Cloud Services, LLC a wholly-owned subsidiary of J2 Global, Inc. (“J2 Global” or the “Parent” or the “Parent Company”), together with its subsidiaries (“J2 Cloud Services”, the “Company”, “our”, “us”, or “we”), is a leading provider of internet services. The Company provides cloud-based subscription services to consumers and businesses including cloud fax, voice, cybersecurity, privacy and marketing technology.

2.	Basis of Presentation and Summary of Significant Accounting Policies

(a) Basis for Carve-Out Financial Statements

J2 Cloud Services’ consolidated financial statements have been prepared on a “carve-out” basis from J2 Global’s consolidated financial statements using the historical results of operations, assets, liabilities, and membership interests attributable to the legal entities which comprise J2 Cloud Services.

The consolidated financial statements also include an allocation of certain corporate expenses related to services provided to J2 Cloud Services by J2 Global. These expenses include the cost of executive management, information technology, legal, treasury, risk management, human resources, accounting and financial reporting, investor relations, public relations, and internal audit services provided by Parent company personnel to the Company. The cost of these services has been allocated to J2 Cloud Services based on specific identification when possible or, when the expenses were determined to be global in nature, based on the percentage of J2 Cloud Services’ relative revenue to total J2 Global revenue for the periods presented. Management believes these allocations are a reasonable representation of the cost incurred for the services provided; however, these allocations may not be indicative of the actual expenses that would have been incurred by J2 Cloud Services had it been operating as an independent company for the periods presented.

The interest expense primarily represents interest incurred on J2 Cloud Services’ third-party debt. No interest expense incurred by J2 Global has been allocated to J2 Cloud Services as J2 Global’s third-party debt is not specifically related to J2 Cloud Services’ operations.

Total member’s equity represents J2 Global’s interest in the recorded net assets of J2 Cloud Services, as well as other comprehensive income or loss attributable to J2 Cloud Services.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of J2 Cloud Services and its direct and indirect wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, including judgments about the reported amounts of net revenue and expenses during the reporting period. The Company believes that its most significant estimates are those related to revenue recognition, share-based compensation expense, fair value of assets acquired and liabilities assumed in connection with business combinations, long-lived and intangible asset impairment, contingent consideration, income taxes and contingencies and allowance for doubtful accounts. On an ongoing basis, management evaluates its estimates based on historical experience and on various other factors that the Company believes to be reasonable under the circumstances. Also, as part of the carve-out process, certain administrative expenses of J2 Global were allocated to J2 Cloud Services. Management believes that such allocations are reasonable; however the expenses may not be indicative of the actual expenses that would have been incurred by the Company had it been operating as an independent company for the presented periods. Actual results could materially differ from those estimates.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (“COVID-19”) as a pandemic. The global impact of the COVID-19 pandemic has had a negative effect on the global economy, disrupting the financial markets and creating increasing volatility and overall uncertainty. The full impact of the COVID-19 pandemic is unknown and cannot be reasonably estimated. However, the Company has made appropriate accounting estimates based on the facts and circumstances available as of the reporting date. To the extent there are differences between these estimates and the actual results, our consolidated financial statements could be materially affected.

(d) Allowances for Doubtful Accounts

J2 Cloud Services maintains an allowance for credit losses for accounts receivable, which is recorded as an offset to accounts receivable and changes in such are classified as general and administrative expenses in the Consolidated Statements of Income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. It also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. On an ongoing basis, management evaluates the adequacy of these reserves.

(e) Revenue Recognition

J2 Cloud Services recognizes revenue when the Company satisfies its obligation by transferring control of the goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services (see Note 3 - Revenues).

Principal vs. Agent

The Company determines whether revenue should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction. If the Company is acting as the principal in a transaction, the Company reports revenue on a gross basis. If the Company is acting as an agent in a transaction, the Company reports revenue on a net basis. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance under Topic 606 for principal-agent considerations and assesses: (i) if another party is involved in providing goods or services to the customer and (ii) whether the Company controls the specified goods or services prior to transferring control to the customer.

Sales Taxes

The Company has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are (i) both imposed on and concurrent with a specific revenue-producing transaction and (ii) collected by the Company from a customer.

(f) Fair Value Measurements

J2 Cloud Services complies with the provisions of Financial Accounting Standards Board (“FASB”) ASC Topic No. 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value and in disclosing fair value measurements. ASC 820 provides a framework for measuring fair value and expands the disclosures required for fair value measurements of financial and non-financial assets and liabilities.

As of December 31, 2020 and 2019, the carrying value of cash and cash equivalents, accounts receivable, interest receivable, accounts payable, accrued expenses, interest payable, customer deposits and long-term debt are reflected in the financial statements at cost. With the exception of long-term debt, cost approximates fair value due to the short-term nature of such instruments. The fair value of the Company’s outstanding debt was determined using the quoted market prices of available debt instruments with similar terms and maturities. As of the same dates, the carrying value of other long-term liabilities approximated fair value as the related interest rates approximate rates currently available to the Company.

(g) Cash and Cash Equivalents

J2 Cloud Services considers cash equivalents to be only those investments that are highly liquid, readily convertible to cash and with maturities of three months or less at the purchase date.

(h) Debt Issuance Costs and Debt Discount

J2 Cloud Services capitalizes costs incurred with borrowing and issuance of debt securities and records debt issuance costs and discounts as a reduction to the debt amount. These costs and discounts are amortized and included in interest expense over the life of the borrowing using the effective interest method.

(i) Concentration of Credit Risk

All of the Company’s cash, cash equivalents and marketable securities are invested at major financial institutions primarily within the United States, United Kingdom and Ireland. These institutions are required to invest the Company’s cash in accordance with the Company’s investment policy with the principal objectives being preservation of capital, fulfillment of liquidity needs and above market returns commensurate with preservation of capital. The Company’s investment policy also requires that investments in marketable securities be in only highly rated instruments, with limitations on investing in securities of any single issuer. However, these investments are not insured against the possibility of a total or near complete loss of earnings or principal and are inherently subject to the credit risk related to the continued credit worthiness of the underlying issuer and general credit market risks. At December 31, 2020, the Company’s cash and cash equivalents were maintained in accounts in qualifying financial institutions that are insured up to the limit determined by the applicable governmental agency. These institutions are primarily in the United States and United Kingdom, however, the Company has accounts within several other countries including Australia, Austria, China, Denmark, France, Germany, Italy, Japan, New Zealand, Netherlands, Norway, and Sweden.

(j) Foreign Currency

Some of J2 Cloud Services’ foreign subsidiaries use the local currency of their respective countries as their functional currency. Assets and liabilities are translated at exchange rates prevailing at the balance sheet dates. Revenues, costs and expenses are translated into U.S. Dollars at average exchange rates for the period. Gains and losses resulting from translation are recorded as a component of accumulated other comprehensive loss. Net translation (loss)/income was $(11.1) million, $(2.0) million and $(13.8) million for the years ended December 31, 2020, 2019 and 2018, respectively. Realized gains and losses from foreign currency transactions are recognized within other expense (income), net. Foreign exchange gain (loss) amounted to $30.8 million, $(1.5) million and $(1.4) million for the years ended December 31, 2020, 2019 and 2018, respectively.

(k) Property and Equipment

Property and equipment are stated at cost. Equipment under finance leases is stated at the present value of the minimum lease payments. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and is recorded in cost of revenues and general and administrative expenses on the Consolidated Statements of Income. The estimated useful lives of property and equipment range from 1 to 10 years. Fixtures, which are comprised primarily of leasehold improvements and equipment under finance leases, are amortized on a straight-line basis over their estimated useful lives or for leasehold improvements, the related lease term, if less. The Company has capitalized certain internal use software and website development costs which are included in property and equipment. The estimated useful life of costs capitalized is evaluated for each specific project and ranges from 1 to 5 years.

(l) Impairment or Disposal of Long-Lived and Intangible Assets

J2 Cloud Services accounts for long-lived assets, which include property and equipment, operating lease right-of-use assets and identifiable intangible assets with finite useful lives (subject to amortization), in accordance with the provisions of FASB ASC Topic No. 360, Property, Plant, and Equipment (“ASC 360”), which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to the expected undiscounted future net cash flows generated by the asset. If it is determined that the asset may not be recoverable, and if the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized to the extent of the difference.

The J2 Cloud assesses the impairment of identifiable definite-lived intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors it consider important which could individually or in combination trigger an impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for J2 Cloud’s overall business; and

•	Significant negative industry or economic trends;

•	Significant decline in the Parent Company’s stock price for a sustained period; and

•	The Parent Company’s market capitalization relative to net book value.

If the Company determined that the carrying value of definite-lived intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, it would record an impairment equal to the excess of the carrying amount of the asset over its estimated fair value.

J2 Cloud Services assessed whether events or changes in circumstances have occurred that potentially indicate the carrying amount of long-lived assets may not be recoverable. No impairment was recorded in fiscal year 2020, 2019 or 2018.

The Company classifies its long-lived assets to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company stops recording depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

(m) Business Combinations and Valuation of Goodwill and Intangible Assets

The Company applies the acquisition method of accounting for business combinations in accordance with GAAP, which requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets, and liabilities acquired. Such estimates may be based on significant unobservable inputs and assumptions such as, but not limited to, revenue growth rates, gross margins, customer attrition rates, royalty rates, discount rates and terminal growth rate assumptions. The Company uses established valuation techniques and may engage reputable valuation specialists to assist with the valuations. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are recorded at the estimated fair value of the assets acquired. Identifiable intangible assets are comprised of purchased customer relationships, trademarks and trade names, developed technologies and other intangible assets. Intangible assets subject to amortization are amortized over the period of estimated economic benefit ranging from 1 to 20 years and are included in general and administrative expenses on the Consolidated Statements of Income. The Company evaluates goodwill and indefinite-lived intangible assets for impairment pursuant to FASB ASC Topic No, 350, Intangibles - Goodwill and Other (“ASC 350”), which provides that goodwill and other intangible assets with indefinite lives are not amortized but tested for impairment annually or more frequently if J2 Cloud believes indicators of impairment exist. In connection with the annual impairment test for goodwill, the Company has the option to perform a qualitative assessment in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it was more likely than not that the fair value of the reporting unit is less than its carrying amount, then it performs the impairment test upon goodwill. The impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using the income approach methodology of valuation. If the carrying value of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized for the difference. The Company performed the annual impairment test for goodwill for fiscal year 2020 using a qualitative assessment primarily taking into consideration macroeconomic, industry and market conditions, overall financial performance and any other relevant company-specific events. The qualitative assessment indicated that it was more likely than not that the fair value of the Company’s reporting units was greater than their carrying value, other than the Backup reporting unit. As a result, it performed a quantitative assessment on its Backup reporting unit which resulted in no impairment. The Company performed the annual impairment test for intangible assets with indefinite lives for fiscal 2020 using a qualitative assessment primarily taking into consideration macroeconomic, industry and market conditions, overall financial performance and any other relevant company-specific events. The Company concluded that there were no impairments in 2020, 2019 and 2018.

In addition, the COVID-19 pandemic could have an adverse impact on the Company’s consolidated financial results in 2021, and possibly longer. As of December 31, 2020, there were no indications that the carrying value of goodwill and other intangible assets may not be recoverable. However, a prolonged adverse impact of the COVID-19 pandemic on the Company’s consolidated financial results may require an impairment charge related to one or more of these assets in a future period. No impairments to goodwill or other intangible assets were recorded during the years ended December 31, 2020, 2019, or 2018 as a result of COVID-19.

(n) Contingent Consideration

Certain of J2 Cloud Services acquisition agreements include contingent earn-out arrangements, which are generally based on the achievement of future income thresholds or other metrics. The contingent earn-out arrangements are based upon the Company’s valuations of the acquired companies and reduce the risk of overpaying for acquisitions if the projected financial results are not achieved.

The fair values of these earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. For each transaction, the Company estimates the fair value of contingent earn-out payments as part of the initial purchase price and record the estimated fair value of contingent consideration as a liability on the Consolidated Balance Sheets. J2 Cloud Services considers several factors when determining that contingent earn-out liabilities are part of the purchase price, including the following: (1) the valuation of the Company’s acquisitions is not supported solely by the initial consideration paid, and the contingent earn-out formula is a critical and material component of the valuation approach to determining the purchase price; and (2) the former shareholders of acquired companies that remain as key employees receive compensation other than contingent earn-out payments at a reasonable level compared with the compensation of the Company’s other key employees. The contingent earn-out payments are not affected by employment termination.

J2 Cloud Services measures its contingent earn-out liabilities in connection with acquisitions at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy (see Note 6 - Fair Value Measurements). The Company may use various valuation techniques depending on the terms and conditions of the contingent consideration including a Monte-Carlo simulation. This simulation uses a probability distribution for each significant input to produce hundreds or thousands of possible outcomes and the results are analyzed to determine probabilities of different outcomes occurring. Significant increases or decreases to these inputs in isolation would result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent earn-out obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the liability on the acquisition date is reflected as cash used in financing activities in our Consolidated Statements of Cash Flows. Any amount paid in excess of the liability on the acquisition date is reflected as cash used in operating activities.

J2 Cloud Services reviews and re-assesses the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could be materially different from the initial estimates or prior amounts. Changes in the estimated fair value of our contingent earn-out liabilities and adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in general and administrative expenses on the Consolidated Statements of Income.

(o) Income Taxes

J2 Cloud Services is included in the federal consolidated and state combined income tax returns with the Parent and its other subsidiaries. For purposes of these financial statements, the Company’s taxes were determined using the separate return method as if the Company had filed separate tax returns as a C-Corporation. In addition, J2 Cloud Services’ income is subject to taxation in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. J2 Cloud Services establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves for tax contingencies are established when the Company believes that certain positions might be challenged despite the Company’s belief that its tax return positions are fully supportable. J2 Cloud Services adjusts these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or lapse of a statute of limitations. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

J2 Cloud Services accounts for income taxes in accordance with FASB ASC Topic No. 740, Income Taxes (“ASC 740”), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the net deferred tax assets will not be realized. The valuation allowance is reviewed quarterly based upon the facts and circumstances known at the time. In assessing this valuation allowance, the Company reviews historical and future expected operating results and other factors, including its recent cumulative earnings experience, expectations of future taxable income by taxing jurisdiction and the carryforward periods available for tax reporting purposes, to determine whether it is more likely than not that deferred tax assets are realizable.

GAAP provides guidance on the minimum threshold that an uncertain income tax benefit is required to meet before it can be recognized in the financial statements and applies to all income tax positions taken by a company. ASC 740 contains a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit will be recorded. Uncertain income tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. J2 Cloud Services recognized accrued interest and penalties related to uncertain income tax positions in income tax expense on its Consolidated Statement of Income.

In addition, on March 27, 2020, the “Coronavirus Aid, Relief and Economic Security (“CARES”) Act” was enacted into law providing for changes to various tax laws that impact business. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property.

The CARES Act also appropriated funds for the Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19. The Company did not directly seek to borrow any funds under the program.

We do not believe these provisions in the CARES Act have a significant impact to our current and deferred income tax balances. The Company will benefit from the technical correction to tax depreciation related to qualified improvement property and has elected to defer income tax payments and employer side social security payments where eligible.

(p) Share-Based Compensation

J2 Cloud Services’ share-based compensation is allocated from the Parent for relevant employees and non-employees on a monthly basis. J2 Cloud Services accounts for share-based awards in accordance with the provisions of FASB ASC Topic No. 718, Compensation - Stock Compensation (“ASC 718”) and in the same manner as awards issued by the Parent except the shares issued are the Parent’s and not the Company’s. Accordingly, J2 Cloud Services measures share-based compensation expense at the grant date, based on the fair value of the award, and recognizes the expense over the employee’s requisite service period using the straight-line method. The measurement of share-based compensation expense is based on several criteria, including but not limited to the valuation model used and associated input factors, such as expected term of the award, stock price volatility, risk free interest rate, dividend rate and award cancellation rate. These inputs are subjective and are determined using management’s judgment. If differences arise between the assumptions used in determining share-based compensation expense and the actual factors, which become known over time, J2 Cloud Services may change the input factors used in determining future share-based compensation expense. Any such changes could materially impact the Company’s results of operations in the period in which the changes are made and in periods thereafter. The Company estimates the expected term based upon the historical exercise behavior of our employees.

(q) Earnings Per Common Share (“EPS”)

Prior to the spin-off (see Note-18), the Cloud Services LLC limited liability company agreement did not provide for units or shares to quantify equity ownership. Rather, capital accounts were used to track contributions and distributions made by each of the limited liability members. In light of the foregoing, there is no quantifiable amount of equity securities outstanding during the years ended December 31, 2020, 2019 and 2018 and, as a result, EPS cannot be computed and presented for those periods.

(r) Research, Development and Engineering

Research, development and engineering costs are expensed as incurred. Costs for software development incurred subsequent to the preliminary project stage are capitalized and amortized over their estimated useful lives.

(s) Segment Reporting

FASB ASC Topic No. 280, Segment Reporting (“ASC 280”), establishes standards for the way that public business enterprises report information about operating segments in their annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company’s business segments are based on the organization structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance. In accordance with the aggregation criteria within ASC Topic 280, the Company’s operating segments have been aggregated into two reportable segments: (i) Fax and Martech and (ii) Voice, Backup, Security, and Consumer Privacy and Protection.

(t) Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2020, 2019 and 2018 were $73.5 million, $74.5 million and $63.4 million, respectively.

(u) Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. The amendments in this ASU align the implementation date for nonpublic entities’ annual financial statements with the implementation date for their interim financial statements. In addition, the amendment clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20; instead impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842: Leases. In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments. The amendments in this ASU further clarify certain aspects of ASU No. 2016-13. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief. The amendments in this ASU provide transition relief for ASU No. 2016-13 by providing an option to irrevocably elect the fair value option for certain financial assets measured at an amortized cost basis. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates. This ASU clarifies the effective dates of each related standards update and staggers such dates among filers and other types of entities. Also in November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. This ASU clarifies or addresses certain aspects of Update 2016-13. Specifically, it addresses (1) expected recoveries for purchased financial assets with credit deterioration; (2) transition relief for troubled debt restructuring; (3) disclosures related to accrued interest variables; (4) financial assets secured by collateral maintenance provisions; and (5) a conforming Amendment to Subtopic 805-20. In February 2020, the FASB issued ASU No. 2020-02, Financial Instruments - Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842). This ASU codifies SEC Staff Accounting Bulletin No. 119. The Company has adopted these ASUs in the first quarter of 2020 using the modified retrospective method and has determined there is an immaterial impact on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU remove, add, and modify certain disclosures. The ASU removes the following disclosure requirements from Topic 820: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; (3) the valuation process for Level 3 fair value measurements; and (4) certain other requirements for nonpublic entities. The ASU adds the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, disclosure of other quantitative information may be more appropriate if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The ASU modifies disclosure requirements in Topic 820 relating to timing of liquidation of an investee’s assets, the disclosure of the date when restrictions from redemption might lapse, the intention of the measurement uncertainty disclosure, and certain other requirements for nonpublic entities. The Company has adopted this ASU in the first quarter of 2020 and has determined there to be an impact on its disclosures (see Note 7 - Fair Value Measurements).

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect the adoption to have a material effect on its financial statements or disclosures.

In January 2020, the FASB issued ASU No. 2020-01, Investments - Equity Securities (Topic 321), Investment - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments in this ASU clarify certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323, and the accounting for certain forward contracts and purchased options under Topic 815. This ASU identifies two main areas for improvement: (1) accounting for certain equity securities upon the application or discontinuation of the equity method of accounting and (2) scope considerations for forward contracts and purchased options on certain securities. The amendment states, as it is related to the first area of improvement, that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendment also states, as it is relates to forward contracts and purchased options on certain securities, an entity should consider certain criteria to determine the accounting for those forward contracts and purchased options. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 does not expect the adoption to have a material effect on its financial statements or disclosures.

In March 2020, the FASB issued ASU No. 2020-03, Codification Improvements to Financial Instruments. The amendments in this ASU clarify or address seven areas of improvement: (1) fair value option disclosures; (2) applicability of the portfolio exception in Topic 820 to nonfinancial items; (3) disclosures for depository and lending institutions; (4) cross-reference to line-of-credit or revolving-debt arrangements guidance in Subtopic 470-50; (5) cross-reference to net asset value practical expedient in Subtopic 820-10; (6) interaction of Topic 842 and Topic 326; and (7) interaction of Topic 326 and Subtopic 860-20. This ASU is effective for certain issues upon adoption and others in 2020. The Company has adopted this ASU in the first quarter of 2020 and has determined there is no impact on its financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this ASU provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. LIBOR is expected to be phased out by 2021. The amendments in this ASU are effective as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the effect of this ASU on its financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendments in this ASU reduce the number of accounting models for convertible debt instruments and convertible preferred stock in order to simplify the accounting for convertible instruments and reduce complexity. In addition, it amends the guidance for scope exception surrounding derivatives for contracts in an entity’s own equity. In each case, the related guidance surrounding EPS has also been amended. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Company is currently evaluating the effect of this ASU on its financial statements and related disclosures.

In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements. The amendments in this ASU improve the consistency of the codification and reorganize the guidance into appropriate sections providing less opportunities for disclosures to be missed. The amendments in this update do not change GAAP and are not expected to result in a significant change in practice. The amendments in this ASU are effective for fiscal years beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. The Company is currently evaluating the effect of this ASU on its financial statements and related disclosures.

(v) Reclassifications

Certain prior year reported amounts have been reclassified to conform with the 2020 presentation.

3.	Revenues

The Company’s revenues substantially consist of monthly recurring subscription and usage-based fees. Generally, revenue is recognized over the subscription period beginning on the date services are made available to the customer. Revenue is recognized ratably because the customer receives and consumes the benefit of services throughout the subscription period. Revenue from services provided on a consumption basis, such as measured usage services, are generally recognized based on the utilization of the service by the customer. The

Company defers the portions of monthly, quarterly, semi-annually and annually recurring subscription and usage-based fees collected in advance of the satisfaction of performance obligations and recognizes them in the period earned.

Along with our numerous proprietary Cloud Services solutions, the Company also generates revenues by reselling various third-party solutions, primarily through its email security and online backup lines of business. These third-party solutions, along with the Company’s proprietary products, allow the Company to offer customers a variety of solutions to better meet their needs. The Company records revenue on a gross basis with respect to reseller revenue because the Company has control of the specified good or service prior to transferring control to the customer.

The Company adopted ASU 2014-09 and its related standard updates in January 2018 using a modified-retrospective approach with the cumulative effect of initially applying the standard recognized at the date of application in retained earnings. The change in accounting principle in the first quarter of 2018 resulted in an adjustment to the Company’s retained earnings of $1.6 million (see Consolidated Statements of Member’s Equity).

Revenues from external customers classified by revenue source are as follows (in thousands):

	Years Ended December 31,
	2020	2019	2018
Cloud Services
Subscription	$678,012	$660,814	$597,281
Other	449	1,021	694

Total Cloud Services revenues	$678,461	$661,835	$597,975

Timing of revenue recognition
Point in time	$348	$738	$638
Over time	678,113	661,097	597,337

Total	$678,461	$661,835	$597,975

The Company has recorded $98.6 million and $72.0 million of revenue for the years ended December 31, 2020 and 2019, respectively, which was previously included in the deferred revenue balance as of the beginning of each respective year.

As of December 31, 2020, the Company acquired $7.8 million of deferred revenue in connection with the Company’s business acquisitions (see Note 4 - Business Acquisitions) which are subject to purchase accounting adjustments.

Performance Obligations

The Company’s contracts with customers may include multiple performance obligations. For such arrangements, revenues are allocated to each performance obligation based on its relative standalone selling price.

The Company satisfies its performance obligations upon delivery of services to its customers. Payment terms vary by type and location of our customers and the services offered. The term between invoicing and when payment is due is not significant. Due to the nature of the services provided, there are no obligations for returns.

Significant Judgments

In determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgment is also required to determine the standalone selling price for each distinct performance obligation.

Performance Obligations Satisfied Over Time

The Company’s business consists primarily of performance obligations that are satisfied over time. This has been determined based on the fact that the nature of services offered are subscription based and include fax, voice, backup, security, CPP, and email marketing products where the customer simultaneously receives and consumes the benefit of the services provided regardless of whether the customer uses the services or not. Depending on the individual contracts with the customer, revenue for these services are recognized over the contract period when any of the following materially distinct performance obligations are satisfied:

•	Faxing capabilities are provided

•	Voice services are delivered

•	Email Marketing services are delivered

•	Consumer privacy services are provided

•	Security solutions, including email and endpoint are provided

•	Data backup capabilities are provided

The Company has concluded that the best measure of progress toward the complete satisfaction of the performance obligation over time is a time-based measure. The Company recognizes revenue on a straight-line basis throughout the subscription period and believes that the method used is a faithful depiction of the transfer of goods and services.

Practical Expedients

Existence of a Significant Financing Component in a Contract

As a practical expedient, the Company has not assessed whether a contract has a significant financing component because the Company expects at contract inception that the period between payment by the customer and the transfer of promised goods or services by the Company to the customer will be one year or less. In addition, the Company has determined that the payment terms that the Company provides to its customers are structured primarily for reasons other than the provision of finance to the Company. The Company typically charges a single upfront amount for the services because other payment terms would affect the nature of the risk assumed by the Company to provide service given the costs of the customer acquisition and the highly competitive and commoditized nature of the business we operate which allows customers to easily move from one provider to another. This additional risk may make it uneconomical to provide the service.

Costs to Fulfill a Contract

The Company’s revenues are primarily generated from customer contracts that are for one year or less. Costs primarily consist of incentive compensation paid based on the achievements of sales targets in a given period for related revenue streams and are recognized in the month when the revenue is earned. Incentive compensation is paid on the issuance or renewal of the customer contract. As a practical expedient, for amortization periods which are determined to be one year or less, the Company expenses any incremental costs of obtaining the contract with a customer when incurred. For those customer contracts greater than one year, the Company capitalizes and amortizes the expenses over the period of benefit.

In addition, the Company partners with various affiliates in order to generate a portion of its revenue for certain lines of business. The commissions earned by the Company’s affiliates are incentive based and are paid on the acquisition of new customers in a given period. For those customers with amortization periods determined to be greater than one year, the Company capitalizes and amortizes the expenses over the period of benefit.

Revenues Invoiced

The Company has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Company recognizes revenue in proportion to the amount it has the right to invoice for services performed.

4.	Business Acquisitions

The Company uses acquisitions as a strategy to grow its customer base by increasing its presence in new and existing markets, expand and diversify its service offerings, enhance its technology, and acquire skilled personnel.

The Company completed the following acquisitions during the year ended December 31, 2020, paying the purchase price in cash in each transaction: (a) an asset purchase of EDC Systems Inc. (operating under the name “SRFax”), acquired on February 18, 2020, a Canadian-based provider of fax solutions; (b) a share purchase of the entire issued capital of Inspired eLearning, LLC, acquired on November 2, 2020, a Texas-based platform for cybersecurity awareness and compliance training; and (c) other immaterial acquisitions of email marketing and security businesses.

The Consolidated Statement of Income since the date of each acquisition and balance sheet as of December 31, 2020, reflect the results of operations of all 2020 acquisitions. For the year ended December 31, 2020, these acquisitions contributed $9.9 million to the Company’s revenues. Net income contributed by these acquisitions was not separately identifiable due to the Company’s integration activities and is impracticable to provide. Total consideration for these transactions was $60.9 million, net of cash acquired and assumed liabilities and subject to certain post-closing adjustments which may increase or decrease the final consideration paid.

The following table summarizes the allocation of the purchase consideration for all 2020 acquisitions (in thousands):

Assets and Liabilities	Valuation
Accounts receivable	$2,244
Prepaid expenses and other current assets	1,072
Property and equipment	1,360
Operating lease right of use assets	217
Trade names	2,919
Customer relationships	15,948
Goodwill	40,797
Other intangibles	7,704
Other long-term assets	89
Deferred tax asset	39
Accounts payable and accrued expenses	(2,333)
Deferred revenue	(7,848)
Operating lease liabilities, current	(396)
Deferred tax liability	(959)

Total	$60,853

During 2020, the purchase price accounting has been finalized for the following acquisitions: Highwinds Capital, Inc. and Cloak Holdings, LLC and OffsiteDataSync, Inc. The initial accounting for all 2020 acquisitions is incomplete due to timing of available information and are subject to change, which may be significant. The Company has recorded provisional amounts which may be based upon past acquisitions with similar attributes for certain intangible assets (including trade names, software and customer relationships), preliminary acquisition date working capital and related tax items.

During the year ended December 31, 2020, the Company recorded adjustments to prior period acquisitions due to changes in the initial working capital and related purchase accounting within the Voice, Backup, Security and CPP businesses, which resulted in a net decrease in goodwill of $2.1 million. Such adjustments had an immaterial impact to amortization expense within the Consolidated Statement of Income for the year ended December 31, 2020.

The fair value of the assets acquired includes accounts receivable of $2.2 million. The gross amount due under contracts is $2.3 million, of which $40 thousand is expected to be uncollectible. The Company did not acquire any other classes of receivables as a result of its acquisitions.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and represents intangible assets that do not qualify for separate recognition. Goodwill recognized associated with these acquisitions during the year ended December 31, 2020 is $40.8 million, of which $34.1 million is expected to be deductible for income tax purposes.

2019

The Company completed the following acquisitions during the year ended December 31, 2019, paying the purchase price with cash in each transaction: (a) an asset purchase of iContact, LLC, acquired on January 22, 2019, a North Carolina-based provider of email marketing solutions; (b) a share purchase of the entire issued capital of Safe Send AS, acquired on March 29, 2019, a Norwegian-based provider of email security solutions; (c) a share purchase of the entire issued capital of Highwinds Capital, Inc. and Cloak Holdings, LLC, acquired on April 2, 2019, a Texas-based provider in solutions for virtual private network (“VPN”) services; (d) an asset purchase of OffsiteDataSync, Inc., acquired on July 1, 2019, a New York-based provider in backup and disaster recovery solutions; and (e) other immaterial acquisitions of online data backup and consumer privacy and protection businesses.

The Consolidated Statement of Income since the date of each acquisition and balance sheet as of December 31, 2019, reflect the results of operations of all 2019 acquisitions. For the year ended December 31, 2019, these acquisitions contributed $79.3 million to the Company’s revenues. Net income contributed by these acquisitions was not separately identifiable due to the Company’s integration activities and is impracticable to provide. Total consideration for these transactions was $286.7 million, net of cash acquired and assumed liabilities and is subject to certain post-closing adjustments which may increase or decrease the final consideration paid.

The following table summarizes the allocation of the purchase consideration for all 2019 acquisitions (in thousands):

Assets and Liabilities	Valuation
Accounts receivable	$1,881
Prepaid expenses and other current assets	240
Property and equipment	1,975
Trade names	4,003
Customer relationships	77,400
Goodwill	210,966
Trademarks	24,740
Other intangibles	30,757
Other long-term assets	75
Accounts payable and accrued expenses	(20,451)
Other current liabilities	(516)
Deferred revenue	(24,065)
Income taxes payable	(537)
Liability for uncertain tax positions	$(170)
Deferred tax liability	(18,981)
Other long-term liabilities	(664)

Total	$286,653

During the year ended December 31, 2019, the Company recorded adjustments to prior period acquisitions due to the finalization of the purchase accounting in the Fax and Martech business which resulted in a net increase in goodwill of $0.2 million. Such adjustments had an immaterial impact to amortization expense within the Consolidated Statement of Income for the year ended December 31, 2019.

The fair value of the assets acquired includes accounts receivable of $1.9 million. The gross amount due under contracts is $2.2 million, of which $0.3 million is expected to be uncollectible. The Company did not acquire any other classes of receivables as a result of its acquisitions.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and represents intangible assets that do not qualify for separate recognition. Goodwill recognized associated with these acquisitions during the year ended December 31, 2019 is $211.0 million, of which $57.1 million is expected to be deductible for income tax purposes.

Pro Forma Financial Information for All 2019 Acquisitions

The following unaudited pro forma supplemental information is based on estimates and assumptions that the Company believes to be reasonable. However, this information is not necessarily indicative of the Company’s consolidated results of income in future periods or the results that actually would have been realized had the Company and the acquired businesses been combined companies during the periods presented. These pro forma results exclude any savings or synergies that would have resulted from these business acquisitions had they occurred on January 1, 2018. This unaudited pro forma supplemental information includes incremental intangible asset amortization and other charges as a result of the acquisitions, net of the related tax effects.

The supplemental information on an unaudited pro forma financial basis presents the combined results of the Company and its 2019 acquisitions as if each acquisition had occurred on January 1, 2018 (in thousands):

	Years Ended December 31,
	2019	2018
	(unaudited)	(unaudited)
Revenues	$691,159	$692,829
Net income	$218,700	$154,454

Highwinds Capital, Inc. and Cloak Holdings, LLC

The results related to the Highwinds Capital, Inc. and Cloak Holdings, LLC acquisition presented below are included in the results for all acquisitions above, and not in addition to them.

On April 2, 2019, the Company acquired the entire issued capital of Highwinds Capital, Inc. and Cloak Holdings, LLC, at a purchase consideration of $209.6 million (net of cash acquired and assumed liabilities), subject to certain post-closing adjustments which may increase or decrease the final consideration paid.

Highwinds Capital, Inc. and Cloak Holdings, LLC. is a leading VPN provider that enables secure, private internet browsing for consumers and businesses through its desktop and mobile solutions.

The consolidated statement of income, since the date of acquisition, and balance sheet as of December 31, 2019, reflect the results of operations for Highwinds Capital, Inc. and Cloak Holdings, LLC. For the year ended December 31, 2019, the acquisition contributed $52.4 million to the Company’s revenues. Net income contributed by Highwinds Capital, Inc. and Cloak Holdings, LLC was not separately identifiable due to the Company’s integration activities and it impracticable to provide.

The following table summarizes the allocation of the purchase consideration for the acquisition (in thousands):

Assets and Liabilities	Valuation
Accounts receivable	$900
Prepaid expenses and other current assets	38
Property and equipment	307
Customer relationships	55,260
Goodwill	164,102
Trademarks	24,740
Other intangibles	19,788
Other long-term assets	16
Accounts payable and accrued expenses	(19,506)
Deferred revenue	(18,321)
Liability for uncertain tax positions	(170)
Deferred tax liability	(17,552)

Total	$209,602

The fair value of the assets acquired includes accounts receivable of $0.9 million. The gross amount due under contracts is $1.0 million, of which $0.1 million is expected to be uncollectible. The Company did not acquire any other classes of receivables as a result of its acquisitions.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and represents intangible assets that do not qualify for separate recognition. Goodwill recognized associated with the Highwinds Capital, Inc. and Cloak Holdings, LLC acquisition during the year ended December 31, 2019 is $164.1 million, of which $15.1 million is expected to be deductible for income tax purposes.

The supplemental information on an unaudited pro forma financial basis presents the combined results of the Company and Highwinds Capital, Inc. and Cloak Holdings, LLC acquisition as if the acquisition had occurred on January 1, 2018 (in thousands):

	Years Ended December 31,
	2019	2018
	(unaudited)	(unaudited)
Revenues	$683,419	$668,642
Net income	$218,529	$156,980

2018

The Company completed the following acquisitions during the year ended December 31, 2018, paying the purchase price in cash in each transaction: (a) a share purchase of the entire issued capital of ThreatTrack Security Holdings, Inc., acquired on January 26, 2018, a Florida-based provider of cybersecurity solutions; (b) an asset purchase of Line2, Inc., acquired on June 18, 2018, a California-based provider of voice solutions; (c) a share purchase of The Communicator Corporation Limited, acquired on September 25, 2018, an United Kingdom-based provider of email marketing services.

The Consolidated Statement of Income since the date of each acquisition and balance sheet as of December 31, 2018, reflect the results of operations of all 2018 acquisitions. For the year ended December 31, 2018, these acquisitions contributed $31.4 million to the Company’s revenues. Net income contributed by these acquisitions was not separately identifiable due to the Company’s integration activities and is impracticable to provide. Total consideration for these transactions was $96.0 million, net of cash acquired and assumed liabilities and subject to certain post-closing adjustments which may increase or decrease the final consideration paid.

The following table summarizes the allocation of the purchase consideration for all 2018 acquisitions (in thousands):

Assets and Liabilities	Valuation
Cash (1)	$1,475
Accounts receivable	3,648
Prepaid expenses and other current assets	2,111
Property and equipment	2,897
Trade names	7,316
Customer relationships	28,434
Goodwill	73,378
Other intangibles	13,994
Deferred tax asset	57
Accounts payable and accrued expenses	(4,240)
Deferred revenue	(25,839)
Capital lease	(956)
Deferred tax liability	(1,621)
Other long-term liabilities	(3,205)

Total	$97,449

(1)	Cash contains an immaterial amount of restricted cash associated with a pre-acquisition relationship with a vendor. The entire balance has been released during the third quarter of 2018.

During the year ended December 31, 2018, the Company recorded adjustments to prior period acquisitions due to the finalization of the purchase accounting which resulted in a net decrease in goodwill of $1.0 million. Such adjustment had an immaterial impact to amortization expense within the Consolidated Statement of Income for the year ended December 31, 2018.

The fair value of the assets acquired includes accounts receivable of $3.6 million. The gross amount due under contracts is $3.7 million, of which $0.1 million is expected to be uncollectible. The Company did not acquire any other classes of receivables as a result of its acquisitions.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and represents intangible assets that do not qualify for separate recognition. Goodwill recognized in connection with these acquisitions during the year ended December 31, 2018 is $73.4 million, of which $10.1 million is expected to be deductible for income tax purposes.

5.	Sale of Assets

During the second quarter of 2020, the Company committed to a plan to sell certain Voice assets in Australia and New Zealand as they were determined to be non-core assets. On August 31, 2020, in a cash transaction, the Company sold these Voice assets for a gain of $17.1 million which was recorded in gain on sale of businesses on the Consolidated Statements of Income.

6.    Fair Value Measurements

J2 Cloud Services complies with the provisions of ASC 820, which defines fair value, provides a framework for measuring fair value and expands the disclosures required for fair value measurements of financial and non-financial assets and liabilities. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

§	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

§	Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

§	Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s money market funds are classified within Level 1. The Company values these Level 1 investments using quoted market prices.

The fair value of our senior notes is determined using quoted market prices or dealer quotes for instruments with similar maturities and other terms and credit ratings, which are Level 2 inputs. The fair value of the Credit Facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate, and is considered a Level 2 input. The fair value of long-term debt was $0.0 million and $689.8 million at December 31, 2020 and 2019, respectively (see Note 9 - Long-Term Debt).

The Company classifies its contingent consideration liability in connection with acquisitions within Level 3 because factors used to develop the estimated fair value are unobservable inputs, such as volatility and market risks, and are not supported by market activity. Significant increases or decreases in either of the inputs in isolation would result in significantly lower or higher fair value measurement.

The following table presents the fair values, valuation techniques, unobservable inputs, and ranges of the Company’s financial liabilities categorized within Level 3.

	Valuation Technique	Unobservable Input	Range	Weighted Average
Contingent Consideration	Option-Based Model	Risk free rate	1.9%	1.9%
		Debt spread	0.0% - 33.5%	11.0%
		Probabilities	5.0% - 65.0%	33.3%
		Present value factor	3.6%	3.6%
		Discount rate	28.6%	28.6%

The following tables present the fair values of the Company’s financial assets or liabilities that are measured at fair value on a recurring basis (in thousands):

December 31, 2020	Level 1	Level 2	Level 3	Fair Value	Carrying Value
Liabilities:
Contingent consideration	$—	$—	$4,969	$4,969	$4,969

Total liabilities measured at fair value	$—	$—	$4,969	$4,969	$4,969

December 31, 2019	Level 1	Level 2	Level 3	Fair Value	Carrying Value
Liabilities:
Contingent consideration	$—	$—	$4,954	$4,954	$4,954
Long-term debt	—	689,813	—	689,813	640,109

Total liabilities measured at fair value	$—	$689,813	$4,954	$694,767	$645,063

At the end of each reporting period, management reviews the inputs to measure the fair value measurements of financial and non-financial assets and liabilities to determine when transfers between levels are deemed to have occurred. For the years ended December 31, 2020 and 2019, there were no transfers that have occurred between levels.

The following table presents a reconciliation of the Company’s Level 3 financial liabilities related to contingent consideration that are measured at fair value on a recurring basis (in thousands):

	Level 3	Affected line item in the Statement of Income
Balance as of January 1, 2019	$—
Contingent consideration	4,347	Not Applicable
Total fair value adjustments reported in earnings	607	General and administrative
Contingent consideration payments	—	Not Applicable

Balance as of December 31, 2019	$4,954
Contingent consideration	4,897	Not Applicable
Total fair value adjustments reported in earnings	(161)	General and administrative
Contingent consideration payments	(4,721)	Not Applicable

Balance as of December 31, 2020	$4,969

In connection with the Company’s acquisition activity, contingent consideration of up to $12.7 million may be payable upon achieving certain future revenue thresholds and had a combined fair value of $5.0 million and $5.0 million at December 31, 2020 and 2019, respectively.

7.     Property and Equipment

Property and equipment, stated at cost, at December 31, 2020 and 2019 consisted of the following (in thousands):

	2020	2019
Computers and related equipment	$111,198	$151,270
Furniture and equipment	2,721	1,977
Leasehold improvements	3,139	5,685

	117,058	158,932
Less: Accumulated depreciation and amortization	(57,978)	(113,143)

Total property and equipment, net	$59,080	$45,789

Depreciation and amortization expense was $19.0 million, $13.3 million and $12.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

The net book value of long-lived assets disposals for the years ended December 31, 2020, 2019 and 2018 was $0.6 million, zero and zero, respectively.

8.     Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are recorded at the estimated fair value of the assets acquired. Identifiable intangible assets are comprised of purchased customer relationships, trademarks and trade names, developed technologies and other intangible assets. The fair values of these identified intangible assets are based upon expected future cash flows or income, which take into consideration certain assumptions such as customer turnover, trade names and patent lives. These determinations are primarily based upon the Company’s historical experience and expected benefit of each intangible asset. If it is determined that such assumptions are not accurate, then the resulting change will impact the fair value of the intangible asset. Identifiable intangible assets are amortized over the period of estimated economic benefit, which ranges from one to 20 years.

The changes in carrying amounts of goodwill for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	Fax and Martech	Voice, Backup, Security and CPP	Total Cloud Services
Balance as of January 1, 2019	$366,270	$300,718	$666,988
Goodwill acquired (Note 4)	31,672	179,294	210,966
Purchase Accounting Adjustments (1)	177	—	177
Foreign exchange translation	(332)	73	(259)

Balance as of December 31, 2019	$397,787	$480,085	$877,872
Goodwill acquired (Note 4)	21,738	19,056	40,794
Goodwill written off related to sale of a business (2)	—	(4,751)	(4,751)
Purchase accounting adjustments (1)	—	(2,130)	(2,130)
Foreign exchange translation	5,945	6,766	12,711

Balance as of December 31, 2020	$425,470	$499,026	$924,496

(1)	Purchase accounting adjustments relate to adjustments to goodwill in connection with prior year business acquisitions (see Note 4 - Business Acquisitions).

(2)

On August 31, 2020, in a cash transaction, the Company sold certain of its Voice assets in Australia and New Zealand which resulted in $4.8 million of goodwill being written off (see Note 6 - Sale of Assets).

Intangible assets are summarized as of December 31, 2020 and 2019 as follows (in thousands):

Intangible Assets with Indefinite Lives:

	2020	2019
Trade names	$27,463	$27,379
Other purchased intangibles	4,329	4,306

Total	$31,792	$31,685

2020

During the year ended December 31, 2020, the Company completed acquisitions which were individually immaterial. The identified intangible assets were recognized as part of all 2020 acquisitions and their respective estimated weighted average amortizations were as follows (in thousands):

	Weighted-Average Amortization Period	Fair Value
Trade names	7.0 years	$2,919
Customer relationships	6.0 years	15,948
Other purchased intangibles	5.4 years	7,704

Total		$26,571

Intangible Assets Subject to Amortization:

As of December 31, 2020, intangible assets subject to amortization relate primarily to the following (in thousands):

	Weighted-Average Amortization Period	Historical Cost	Accumulated Amortization	Net
Trade names	7.3 years	$49,508	$31,609	$17,899
Patent and patent licenses	2.1 years	9,759	9,626	133
Customer relationships (1)	7.5 years	390,075	299,332	90,743
Other purchased intangibles	4.4 years	96,361	51,051	45,310

Total		$545,703	$391,618	$154,085

(1)

Historically, the Company has amortized its customer relationship assets in a pattern that best reflects the pace in which the assets’ benefits are consumed. This pattern results in a substantial majority of the amortization expense being recognized in the first four to five years, despite the overall life of the asset.

2019

As of December 31, 2019, intangible assets subject to amortization relate primarily to the following (in thousands):

	Weighted-Average Amortization Period	Historical Cost	Accumulated Amortization	Net
Trade names	8.1 years	$46,852	$27,743	$19,109
Patent and patent licenses	2.0 years	9,752	9,502	250
Customer relationships (1)	7.6 years	378,625	262,087	116,538
Other purchased intangibles	3.9 years	92,410	42,084	50,326

Total		$527,639	$341,416	$186,223

(1)

Historically, the Company has amortized its customer relationship assets in a pattern that best reflects the pace in which the assets’ benefits are consumed. This pattern results in a substantial majority of the amortization expense being recognized in the first four to five years, despite the overall life of the asset.

Expected amortization expense for intangible assets subject to amortization at December 31, 2020 is as follows (in thousands):

Fiscal Year:
2021	$53,473
2022	38,649
2023	25,525
2024	18,825
2025	6,894
Thereafter	10,719

Total expected amortization expense	$154,085

During the year ended December 31, 2019, the Company acquired Highwinds Capital, Inc. and Cloak Holdings, LLC. (see Note 4 - Business Acquisitions). The results related to the Highwinds Capital, Inc. and Cloak Holdings, LLC acquisition presented below are included in the consolidated results presented above, and not in addition to them. The identified intangible assets recognized as part of this acquisition and their respective estimated weighted average amortizations were as follows (in thousands):

	Weighted-Average Amortization Period	Fair Value
Customer relationships	5.3 years	$55,260
Trademark	5.0 years	24,740
Other purchased intangibles	3.7 years	19,788

Total		$99,788

During the year ended December 31, 2019, the Company completed acquisitions which were individually immaterial except for Highwinds Capital, Inc. and Cloak Holdings, LLC, noted above. The identified intangible assets recognized as part of this acquisition, including Highwinds Capital, Inc. and Cloak Holdings LLC and their respective estimated weighted average amortizations were as follows (in thousands):

	Weighted-Average Amortization Period	Fair Value
Trade names	5.3 years	$4,003
Customer relationships	5.8 years	77,400

Trademark	5.0 years	24,740
Other purchased intangibles	4.1 years	30,757

Total		$136,900

Amortization expense was $60.8 million, $67.7 million and $48.3 million for the years ended December 31, 2020, 2019 and 2018, respectively.

9.	Long-Term Debt

6.0% Senior Notes

On June 27, 2017, the Company and J2 Cloud Co-Obligor, Inc. (the “Co-Issuer” and together with the Company, the “Issuers”) completed the issuance and sale of $650 million aggregate principal amount of their 6.0% senior notes due in 2025 (the “6.0% Senior Notes”) in a private placement offering exempt from the registration requirements of the Securities Act of 1933. J2 Cloud received proceeds of $636.5 million, after deducting the initial purchasers’ discounts, commissions and offering expenses. The 6.0% Senior Notes are presented as long-term debt, net of deferred issuance costs, on the Consolidated Balance Sheets as of December 31, 2019. The 6.0% Senior Notes bore interest at a rate of 6.0% per annum, payable semi-annually in arrears on January 15 and July 15 of each year.

On October 7, 2020, the Company redeemed all of its outstanding $650 million 6.0% Senior Notes due in 2025 for $694.6 million, including an early redemption premium of $29.3 million and accrued and unpaid interest of $15.4 million. The Company recorded a loss on extinguishment of $38.0 million which is recorded in interest expense, net in the Consolidated Statements of Income. The redemption of the 6.0% Senior Notes was funded by the Parent and recorded as a Parent contribution for the year ended December 31, 2020.

As of December 31, 2019, the estimated fair value of the 6.0% Senior Notes was approximately $689.8 million, and was based on quoted market prices or dealer quotes for the 6.0% Senior Notes which are Level 1 inputs (see Note 6 - Fair Value Measurements).

Long-term debt as of December 31, 2019 consisted of the following (in thousands):

December 31, 2019
Senior Notes	$650,000
Less: Unamortized discount	8,425
Deferred issuance costs	1,466

Total long-term debt	$640,109
Less: Current portion	—

Total long-term debt, less current portion	$640,109

MUFG Credit Facility

On October 7, 2020, the Company terminated the Credit Agreement (See Note 11 - Commitments and Contingencies). During the year ended December 31, 2019, the Company drew down $185.0 million and repaid $185.0 million under its MUFG Credit Facility. The Company has capitalized the total of $0.4 million in debt issuance costs, which are being amortized to interest expense over the life of the MUFG Credit Facility. As of December 31, 2019, these debt issuance costs, net of amortization, were $0.3 million. The related interest expense was zero and $3.4 million for the years ended 2020 and 2019, respectively.

Interest expense was $76.6 million, $44.1 million and $40.3 million for the years ended December 31, 2020, 2019 and 2018, respectively.

10.	Leases

The Company leases certain facilities and equipment under non-cancelable operating and finance leases which expire at various dates through 2031. Office and equipment leases are typically for terms of three to five years and generally provide renewal options for terms up to an additional five years. Some of the Company’s leases include options to terminate within one year.

The Company adopted the new lease standard and related amendments as of January 1, 2019 using the optional transitional method. Results for reporting periods beginning after the adoption date are presented under ASC 842, Leases (“ASC 842”), prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 840. Finance leases are not material to the Company’s consolidated financial statements and are therefore not included in the disclosures. Upon adoption of ASC 842 and its related Updates, the Company recorded approximately $16.0 million of right-of-use assets and approximately $16.0 million of operating lease liabilities.

The components of lease expense recorded in cost of revenues and general and administrative expenses on the Consolidated Statements of Income were as follows (in thousands):

	Years ended December 31,
	2020	2019
Operating lease cost	$12,252	$8,768
Short-term lease cost	952	1,232

Total lease cost	$13,204	$10,000

Supplemental balance sheet information related to leases was as follows (in thousands):

	December 31, 2020	December 31, 2019
Operating leases
Operating lease right-of-use assets	$55,942	$61,835

Total operating lease right-of-use assets	$55,942	$61,835

Operating lease liability, current	$9,813	$8,283
Operating lease liabilities, noncurrent	49,308	54,280

Total operating lease liabilities	$59,121	$62,563

Supplemental cash flow information related to leases was as follows (in thousands):

	Years ended December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$9,269	$8,515
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$10,585	$51,481

Other supplemental operating lease information consists of the following:

	December 31, 2020	December 31, 2019
Operating leases:
Weighted average remaining lease term	7.2 years	7.7 years
Weighted average discount rate	4.17%	3.66%

Maturities of operating lease liabilities as of December 31, 2020 were as follows (in thousands):

Operating Leases
Fiscal Year:
2021	$10,924
2022	9,566
2023	8,110
2024	7,617
2025	7,298
Thereafter	$37,838

Total lease payments	$81,353
Less: Imputed interest	(22,232)

Present value of operating lease liabilities	$59,121

Rental expense for operating leases classified under ASC 840 for the year ended December 31, 2018 was $5.7 million and was predominantly recorded within general and administrative expenses.

Significant Judgments

Discount Rate

The majority of the Company’s leases are discounted using the Company’s incremental borrowing rate as the rate implicit in the lease is not readily determinable. Rates are obtained from various large banks to determine the appropriate incremental borrowing rate each quarter for collateralized loans with a maturity similar to the lease term.

Options

The lease term is generally the minimum noncancelable period of the lease. The Company does not include option periods unless the Company determined it is reasonably certain of exercising the option at inception or when a triggering event occurs.

Practical Expedients

As a practical expedient, the Company has not separated lease components from nonlease components for its real property operating leases. Certain of the Company’s leases contain nonlease components such as maintenance and certain utility costs.

In addition, the Company elected and applied the available transition practical expedients upon adoption. By electing these practical expedients, the Company did:

•	not reassess whether expired or existing contracts contain leases under the new definition of a lease;

•	not reassess lease classification for expired or existing leases; and

•	not reassess whether previously capitalized initial direct costs would qualify for capitalization under Topic 842.

11.    Commitments and Contingencies

Litigation

From time to time, J2 Cloud Services and its affiliates are involved in litigation and other legal disputes or regulatory inquiries that arise in the ordinary course of business. Any claims or regulatory actions against J2 Cloud Services and its affiliates, whether meritorious or not, could be time consuming and costly, and could divert significant operational resources. The outcomes of such matters are subject to inherent uncertainties, carrying the potential for unfavorable rulings that could include monetary damages and injunctive relief.

On February 17, 2011, Emmanuel Pantelakis (“Pantelakis”) filed suit against a J2 Cloud Services affiliate in the Ontario Superior Court of Justice (No. 11-50673), alleging that the J2 Cloud Services affiliate breached a contract relating to Pantelakis’s use of the Campaigner service. The J2 Cloud Services affiliate filed a responsive pleading on March 23, 2011 and responses to undertakings on July 16, 2012. On November 6, 2012, Pantelakis filed a second amended statement of claim, reframing his lawsuit as a negligence action. The J2 Cloud Services affiliate filed an amended statement of defense on April 8, 2013. Discovery has closed, with the exception of one issue. There is an anticipated trial date of September 2021.

J2 Cloud Services does not believe, based on current knowledge, that the foregoing legal proceedings or claims, after giving effect to existing accrued liabilities, are likely to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could have a material effect on J2 Cloud Services’ consolidated financial position, results of operations, or cash flows in a particular period.

The Company has not accrued for any material loss contingencies relating to these legal proceedings because materially unfavorable outcomes are not considered probable by management. It is the Company’s policy to expense as incurred legal fees related to various litigations.

Credit Agreement

On January 7, 2019, the Company entered into a Credit Agreement (the “Credit Agreement”) with certain lenders from time to time party thereto (collectively, the “Lenders”) and MUFG Union Bank, N.A., as sole lead arranger and as administrative agent for the Lenders (the “Agent”). Pursuant to the Credit Agreement, as amended in July and August, the Lenders provided the Company with a credit facility of $200.0 million (the “MUFG Credit Facility”) through December 31, 2020. On November 15, 2019, the Company reduced its borrowing capacity from $200.0 million to $100.0 million. The proceeds of the MUFG Credit Facility are intended to be used for working capital and general corporate purposes of the Company and its subsidiaries, including to finance certain permitted acquisitions and capital expenditures in accordance with the terms of the Credit Agreement. On October 7, 2020, the Company terminated the Credit Agreement.

Non-Income Related Taxes

The Company does not collect and remit sales and use, telecommunication, or similar taxes and fees in certain jurisdictions where the Company believes such taxes are not applicable or legally required. Several states and other taxing jurisdictions have presented or threatened the Company with assessments, alleging that the Company is required to collect and remit such taxes there.

The Company is currently under audit or is subject to audit for indirect taxes in various states, municipalities and foreign jurisdictions. The Company has a $22.5 million reserve established for these matters which is included in long-term liabilities and accrued expenses on the Consolidated Balance Sheet at December 31, 2020. It is reasonably possible that additional liabilities could be incurred resulting in additional expense, which could have a material impact on the Company’s financial results.

12.    Income Taxes

The Company is included in the federal consolidated and state combined income tax returns with the Parent and its other subsidiaries. For purposes of these financial statements, the Company’s taxes were determined using the separate return method, as if the Company filed separate tax returns. Accordingly, income tax amounts computed under this method (including deferred taxes and net operating loss carryforwards) may differ from amounts included in the Parent’s historical consolidated provision.

The provision for income tax from operations consisted of the following (in thousands):

	Years Ended December 31,
	2020	2019	2018
Current:
Federal	$15,428	$22,427	$16,956
State	(836)	2,022	2,407
Foreign	27,288	11,987	12,305

Total current	41,880	36,436	31,668

Deferred:
Federal	(797)	1,344	4,204
State	2,473	(1,672)	(269)
Foreign	11,580	(55,797)	4,298

Total deferred	13,256	(56,125)	8,233

Total provision (benefit)	$55,136	$(19,689)	$39,901

A reconciliation of the statutory federal income tax rate with J2 Cloud Services’ effective income tax rate is as follows:

	Years Ended December 31,
	2020	2019	2018
Statutory tax rate	21.0%	21.0%	21.0%
State income taxes, net	1.2	0.7	0.9
Foreign rate differential	(0.4)	(4.4)	(4.7)
Foreign income inclusion	0.7	1.9	0.1
Foreign tax credit	(0.9)	(1.1)	(0.4)
Reserve for uncertain tax positions	3.9	(0.5)	3.8
Valuation allowance	1.1	0.5	0.4
Intra-entity tax benefit	—	(27.8)	—
Impact on deferred taxes of enacted tax law and rate changes	0.2	(0.4)	—
Research & development credit	(0.5)	(0.7)	(1.3)
Other	0.2	0.6	1.0

Effective tax rates	26.5%	(10.2)%	20.8%

The effective tax rate for the year ended December 31, 2020 differs from the federal statutory rate primarily due to recording a net increase in the reserve for uncertain tax positions during 2020. The effective tax rate for 2019 differs from the federal statutory rate due primarily to a tax benefit recognized as a result of intra-entity transfer. In December 2019, the Company completed an intra-entity asset transfer between two of its foreign subsidiaries as part of the reorganization of its international operating structure. The transfer caused the recognition of a net tax benefit for $53.7 million and a corresponding deferred tax asset. Additionally, the jurisdictional mix of income and the disallowance of certain losses and expenses caused further differences from the federal statutory rate. The effective tax rate for 2018 differs from the federal statutory rate due primarily to impacts of the jurisdictional mix of income and the disallowance of certain losses and expenses.

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$5,361	$6,123
Tax credit carryforwards	3,438	3,587
Accrued expenses	6,005	5,563
Allowance for bad debt	1,508	1,638
Basis difference in intangible assets	19,789	24,381
Impairment of investments	48	47
Tax benefit of uncertain tax position revaluation	3,604	3,391
Deferred revenue	228	—
Other	2,070	3,824

	42,051	48,554

Less: Valuation allowance	(1,484)	(608)

Total deferred tax assets	$40,567	$47,946

Deferred tax liabilities:
State taxes	$(357)	$(686)
Basis difference in fixed assets	(6,924)	(4,147)
Prepaid insurance	(390)	(240)
Other	(169)	(282)

Total deferred tax liabilities	(7,840)	(5,355)

Net deferred tax assets	$32,727	$42,591

The Company had approximately $40.6 million and $47.9 million in deferred tax assets as of December 31, 2020 and 2019, respectively, related primarily to basis difference in intangible assets including differences related to intra-entity transfers, tax credit carryforwards, net operating loss carryforwards and accrued expenses treated differently between its financial statements and its tax returns. Based on the weight of available evidence, the Company assesses whether it is more likely than not that some portion or all of a deferred tax asset will not be realized. If necessary, J2 Cloud Services records a valuation allowance sufficient to reduce the deferred tax asset to the amount that is more likely that not to be realized. The deferred tax assets should be realized through future operating results and the reversal of temporary differences.

The Company had a valuation allowance on deferred tax assets of $1.5 million and $0.6 million as of December 31, 2020 and 2019, respectively. The valuation allowance increased $0.9 million as a result of the sale of the Australia Voice assets that resulted in a capital loss in the year of the sale. The deduction for the capital losses would be limited to other capital gains recognized during the year.

As of December 31, 2020, J2 Cloud Services had federal net operating loss carryforwards (“NOLs”) of $11.5 million, after considering substantial restrictions on the utilization of these NOLs due to “ownership changes”, as defined in the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). J2 Cloud Services currently estimates that all of the above-mentioned federal NOLs will be available for use before their expiration. These NOLs expire through the year 2036. The Company had state research and development tax credits of $3.4 million and $3.5 million as of December 31, 2020 and 2019, respectively, which last indefinitely.

Certain tax payments are prepaid during the year and included within prepaid expenses and other current assets on the Consolidated Balance Sheet. The Company’s prepaid tax payments were $1.6 million and $1.2 million at December 31, 2020 and 2019, respectively.

The Company’s income from operations before income taxes included income from domestic continuing operations of $58.6 million, $89.4 million and $72.3 million for the years ended December 31, 2020, 2019 and 2018, respectively, and income from foreign continuing operations of $149.4 million, $103.9 million and $119.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Uncertain Income Tax Positions

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company classifies gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as non-current liabilities in the Consolidated Balance Sheets.

As of December 31, 2020, the total amount of unrecognized tax benefits was $45.8 million, of which $43.8 million, if recognized, would affect the Company’s effective tax rate. As of December 31, 2019, the total amount of unrecognized tax benefits was $45.7 million, of which $43.9 million, if recognized, would affect the Company’s effective tax rate. As of December 31, 2018, the total amount of gross unrecognized tax benefits was $50.3 million, of which $46.8 million, if recognized, would affect the Company’s effective tax rate.

The aggregate changes in the balance of gross unrecognized tax benefits, which excludes interest and penalties, for 2020, 2019 and 2018, is as follows (in thousands):

	December 31,
	2020	2019	2018
Beginning balance	$45,702	$50,271	44,012
Increases related to tax positions during a prior year	1,695	5,284	2,508
Decreases related to tax positions taken during a prior year	(244)	(7,441)	—
Increases related to tax positions taken in the current year	4,299	3,909	3,751
Settlements	(5,628)	(5,671)	—
Decreases related to expiration of statute of limitations	—	(650)	—

Ending balance	$45,824	$45,702	$50,271

The Company includes interest and penalties related to unrecognized tax benefits within the provision for income taxes. As of December 31, 2020, 2019 and 2018, the total amount of interest and penalties accrued was $7.5 million, $5.7 million and $8.3 million, respectively, which is classified as a liability for uncertain tax positions in the Consolidated Balance Sheets. In connection with tax matters, the Company recognized interest and (benefit) penalty expense in 2020, 2019 and 2018 of $2.2 million, ($1.8) million and $1.1 million, respectively.

Uncertain income tax positions are reasonably possible to significantly change during the next 12 months as a result of completion of income tax audits and expiration of statutes of limitations. At this point it is not possible to provide an estimate of the amount, if any, of significant changes in reserves for uncertain income tax positions as a result of the completion of income tax audits that are reasonably possible to occur in the next 12 months. In addition, the Company cannot currently estimate the amount of, if any, uncertain income tax positions which will be released in the next 12 months as a result of expiration of statutes of limitations due to ongoing audits. As a result of ongoing federal, state and foreign income tax audits (discussed below), it is reasonably possible that our entire reserve for uncertain income tax positions for the periods under audit will be released. It is also reasonably possible that the Company’s reserves will be inadequate to cover the entire amount of any such income tax liability.

Income Tax Audits:

The Company is in various stages of audit by the U.S. Internal Revenue Service (“IRS”) for its 2012 through 2016 tax years. As of December 31, 2020, the audits are ongoing.

The Company is under audit by the California Franchise Tax Board (“FTB”) for its tax years 2012 and 2013. The FTB, however, has agreed to suspend its audit for 2012 and 2013 pending the outcome of the IRS audit for such years. In August 2018, the FTB notified the Company that it will commence an audit of tax years 2015 and 2016. As of December 31, 2020, the audit is ongoing.

In June 2019, the New York State Department of Taxation and Finance (“NYS”) notified the Company that it will commence an audit for tax year 2015. In April 2020, the NYS notified the Company that it will also commence an audit for tax years 2016 and 2017. As of December 31, 2020, the audits are ongoing.

In September 2019, the Company was notified by the French Tax Authorities that the audit of the 2011 to 2016 tax years has been concluded with no adjustments.

It is reasonably possible that these audits may conclude in the next 12 months and that the uncertain tax positions the Company has recorded in relation to these tax years may change compared to the liabilities recorded for these periods. If the recorded uncertain tax positions are inadequate to cover the associated tax liabilities, the Company would be required to record additional tax expense in the relevant period, which could be material. If the recorded uncertain tax positions are adequate to cover the associated tax liabilities, the Company would be required to record any excess as reduction in tax expense in the relevant period, which could be material. However, it is not currently possible to estimate the amount, if any, of such change.

13.	Share Based Compensation

J2 Cloud Services records share-based compensation expense for Parents’ share-based awards granted to its employees and non-employees for services provided. Share-based compensation expense is allocated from the Parent for each relevant employee on a monthly basis. The following disclosures relate to the Parents’ 2015 Stock Plan and the 2001 Employee Stock Purchase Plan. Such disclosures relate to grants of Parents’ stock-based awards and are not related to any grants of J2 Cloud Services, LLC share-based awards. Each plan is described below.

(a) The 2015 Stock Option Plan

In May 2015, the Parent’s Board of Directors adopted the J2 Global, Inc. 2015 Stock Option Plan (the “2015 Plan”). The 2015 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance share units and other share-based awards. 4,200,000 shares of common stock are authorized to be used for 2015 Plan purposes. Options under the 2015 Plan may be granted at exercise prices determined by the Parent’s Board of Directors, provided that the exercise prices shall not be less than the higher of the par value or 100% of the fair market value of J2 Global’s common stock subject to the option on the date the option is granted.

At December 31, 2020, 2019 and 2018, options to purchase 175,601, 163,741 and 298,577 shares of common stock were exercisable under and outside of the 2015 Plan, at weighted average exercise prices of $60.35, $45.94, and $32.15, respectively. Stock options generally expire after 10 years and vest over a 5-year period.

All stock option grants are approved by “outside directors” within the meaning of Internal Revenue Code Section 162(m).

Stock Options

Stock option activity for the years ended December 31, 2020, 2019 and 2018 is summarized as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2018	375,675	$31.30
Granted	400,000	75.03
Exercised	(67,898)	22.68
Canceled	—	—

Options outstanding at December 31, 2018	707,777	$56.84

Granted	—	—
Exercised	(189,436)	32.39
Canceled	—	—

Options outstanding at December 31, 2019	518,341	$65.77

Granted	—	—
Exercised	(42,740)	23.11
Canceled	—	—

Options outstanding at December 31, 2020	475,601	$69.61	6.2	$13,355,721

Exercisable at December 31, 2020	175,601	$60.35	4.7	$6,557,721

Vested and expected to vest at December 31, 2020	393,281	$68.47	6.0	$11,490,350

For the years ended December 31, 2020, 2019 and 2018, the Parent granted zero, zero and 400,000 options, respectively, to purchase shares of common stock pursuant to the 2015 Plan. These stock options vest 20% per year and expire 10 years from the date of grant.

The per share weighted-average grant-date fair values of stock options granted during the period ended December 31, 2018 was $19.39.

The total intrinsic values of options exercised during the years ended December 31, 2020, 2019 and 2018 was $3.0 million, $10.4 million, and $3.8 million, respectively. The total fair value of options vested during the years ended December 31, 2020, 2019 and 2018 was $1.0 million, $1.0 million and $0.1 million, respectively.

Cash received by the Parent from options exercised under all share-based payment arrangements for the years ended December 31, 2020, 2019 and 2018 was $1.6 million, $5.3 million and $1.5 million, respectively. The actual tax benefit realized for the tax deductions from option exercises under the share-based payment arrangements totaled $0.7 million, $2.4 million and $0.9 million, respectively, for the years ended December 31, 2020, 2019 and 2018, respectively.

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2020:

	Options Outstanding			Exercisable Options
Range of Exercise Prices	Number Outstanding December 31, 2020	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable December 31, 2020	Weighted Average Exercise Price
$29.34	45,351	0.36 years	$29.34	45,351	$29.34
29.53	7,250	1.17 years	29.53	7,250	29.53
67.35	23,000	4.35 years	67.35	23,000	67.35
75.03	400,000	7.00 years	75.03	100,000	75.03

$29.34 - $75.03	475,601	6.15 years	$69.61	175,601	$60.35

The Parent provided holders of J2 Global Series B Stock an exchange right in which J2 Global Series B Stock may be exchanged for J2 common stock during specified exchange periods. At December 31, 2020, there were 2,019,350 additional shares underlying options, shares of restricted stock and other share-based awards available for grant under the 2015 Plan.

The Parent recognized $0.9 million, $0.9 million and $0.9 million of compensation expense related to stock options for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, there was $5.8 million of total unrecognized compensation expense related to nonvested share-based compensation options granted under the 2015 Plan. That expense is expected to be recognized ratably over a weighted average period of 5.00 years (i.e., the remaining requisite service period).

Fair Value Disclosure

The Parent uses the Black-Scholes option pricing model to calculate the fair value of each option grant. The expected volatility is based on historical volatility of the Parent’s common stock. The Parent estimates the expected term based upon the historical exercise behavior of its employees. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term equal to the expected term of the option assumed at the date of grant. The Parent uses an annualized dividend yield based upon the per share dividends declared by the Parent’s Board of Directors. Estimated forfeiture rates were 13.0%, 13.9% and 11.8% as of December 31, 2020, 2019 and 2018, respectively.

The weighted-average fair values of stock options granted have been estimated utilizing the following assumptions:

	Years ended December 31,
	2020	2019	2018
Risk-free interest rate	—%	—%	2.4%
Expected term (in years)	0.0	0.0	6.7
Dividend yield	—%	—%	2.2%
Expected volatility	—%	—%	29.2%
Weighted average volatility	—%	—%	29.2%

Restricted Stock and Restricted Stock Units

The Parent has awarded restricted stock and restricted stock units to the Parent’s Board of Directors and senior staff pursuant to the 2015 Plan. Compensation expense resulting from restricted stock and restricted unit grants is measured at fair value on the date of grant and is recognized as share-based compensation expense over the applicable vesting period. Vesting periods are approximately one year for awards to members of the Parent’s

Board of Directors, five years for senior staff (excluding market-based awards discussed below) and eight years for the Chief Executive Officer. The Parent granted 129,786, 117,566 and 376,799 shares of restricted stock and restricted units (excluding awards with market conditions below) during the years ended December 31, 2020, 2019 and 2018, respectively.

On May 7, 2020, the Parent’s Board of Directors approved the contract modification of an insignificant number of shares of restricted stock awards whereby selected participants waived their right to receive dividends with respect to outstanding and unvested restricted shares under their restricted stock agreements. There was no incremental compensation cost as a result of the modification.

Restricted Stock - Awards with Market Conditions

The Parent has awarded certain key employees market-based restricted stock awards pursuant to the 2015 Plan. The market-based awards have vesting conditions that are based on specified stock price targets of the Parent’s common stock. Market conditions were factored into the grant date fair value using a Monte Carlo valuation model, which utilized multiple input variables to determine the probability of the Parent achieving the specified stock price targets with a 20-day and 30-day lookback (trading days). Stock-based compensation expense related to an award with a market condition will be recognized over the requisite service period using the graded-vesting method regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. During the years ended December 31, 2020, 2019, and 2018 the Parent awarded 82,112, 74,051, and 473,501 market-based restricted stock awards, respectively. The per share weighted average grant-date fair values of the market-based restricted stock awards granted during the years ended December 31, 2020, 2019 and 2018 were $70.99, $69.99 and $52.95, respectively.

The weighted-average fair values of market-based restricted stock awards granted have been estimated utilizing the following assumptions:

	December 31, 2020	December 31, 2019	December 31, 2018
Underlying stock price at valuation date	$91.17	$84.58	$82.11
Expected volatility	27.0%	28.3%	28.4%
Risk-free interest rate	0.7%	2.5%	2.9%

The Parent recognized $21.2 million, $21.7 million and $26.4 million, respectively of compensation expense related to its restricted stock, restricted stock units, and market-based restricted stock. As of December 31, 2020, the Company had unrecognized share-based compensation cost of $38.6 million associated with these awards. This cost is expected to be recognized over a weighted-average period of 4.2 years for awards and 4.5 years for units. The total fair value of restricted stock and restricted stock units vested during the years ended December 31, 2020, 2019 and 2018 was $18.6 million, $12.7 million and $9.7 million, respectively. The actual tax benefit realized for the tax deductions from the vesting of restricted stock awards and units totaled $2.1 million, $2.4 million and $2.4 million, respectively, for the years ended December 31, 2020, 2019 and 2018. Share-based compensation is recognized on dividends paid related to nonvested restricted stock not expected to vest, which amounted to approximately zero, $0.1 million and $0.1 million for the years ended December 31, 2020, 2019, and 2018, respectively.

Restricted stock award activity for the years ended December 31, 2020, 2019 and 2018 is set forth below:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2018	605,566	$51.57
Granted	830,256	63.55
Vested	(157,972)	61.29
Canceled	(70,839)	74.84

Nonvested at December 31, 2018	1,207,011	$64.82

Granted	187,773	79.00
Vested	(172,884)	73.65
Canceled	(116,841)	72.58

Nonvested at December 31, 2019	1,105,059	$64.76

Granted	1,268	98.63
Vested	(264,172)	70.25
Canceled	(21,589)	79.34

Nonvested at December 31, 2020	820,566	$62.66

Restricted stock unit activity for the years ended December 31, 2020, 2019 and 2018 is set forth below:

	Number of Shares	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2018	38,400
Granted	20,044
Vested	(11,540)
Canceled	(5,673)

Outstanding at December 31, 2018	41,231

Granted	3,844
Vested	(12,343)
Canceled	(11,858)

Outstanding at December 31, 2019	20,874

Granted	210,630
Vested	(9,029)
Canceled	(12,691)

Outstanding at December 31, 2020	209,784	3.5	$20,493,799

Vested and expected to vest at December 31, 2020	135,944	2.7	$13,280,344

Employee Stock Purchase Plan (“ESPP”)

In May of 2001, the Parent established the J2 Global, Inc. 2001 Employee Stock Purchase Plan, as amended (the “Purchase Plan”), which provides for the issuance of a maximum of 2,000,000 shares of common stock. Under the Purchase Plan, eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of J2 Global’s common stock at certain plan-defined dates. The price of the common stock purchased under the Purchase Plan for the offering periods is equal to 95% of the fair market value of the common stock at the end of the offering period.

On February 2, 2018, the Parent approved an amendment to the Parent’s Amended and Restated 2001 Employee Stock Purchase Plan, to be effective May 1, 2018, such that (i) the purchase price for each offering period shall be 85% of the lesser of the fair market value of a share of common stock of the Parent (a “Share”) on the beginning or the end of the offering period, rather than 95% of the fair market value of a Share at the end of the offering period, and (ii) each offering period will be six months, rather than three months.

The Parent performed an analysis of the Amendment terms and determined that a plan provision exists which allows for the more favorable of two exercise prices, commonly referred to as a “look-back” feature. The purchase price discount and the look-back feature cause the Parent’s Purchase Plan to be compensatory and the Parent to recognize compensation expense. The compensation cost is recognized on a straight-line basis over the requisite service period. The Parent recognized $2.0 million, $1.3 million and $0.7 million of compensation expense related to the Parent’s Purchase Plan for the years ended December 31, 2020, 2019 and 2018, respectively. The Parent used the Black-Scholes option pricing model to calculate the estimated fair value of the purchase right issued under the ESPP. The expected volatility is based on historical volatility of the Parent’s common stock. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term equal to the expected term of the option assumed at the date of grant. The Parent uses an annualized dividend yield based upon the per share dividends declared by the Parent’s Board of Directors. Estimated forfeiture rates were 11.15%, 5.80% and 1.96% as of December 31, 2020, 2019, and 2018, respectively.

During 2020, 2019 and 2018, 118,629, 66,413 and 33,262 shares, respectively were purchased under the Purchase Plan at price ranging from $61.51 to $62.82 per share during 2020. As of December 31, 2020, 1,404,939 shares were available under the Purchase Plan for future issuance.

J2 Cloud Services

Share-based compensation expense recognized at J2 Cloud Services for the years ended December 31, 2020, 2019 and 2018 was $5.6 million, $3.8 million and $7.1 million, respectively.

During 2020, 2019 and 2018, the Parent granted zero, 7,221 and 12,940 performance stock awards to employees of J2 Cloud Services, respectively.

During 2020, 2019 and 2018, the Parent granted 16,812, 1,331 and 1,370 performance stock units to employees of J2 Cloud Services, respectively.

During 2020, 2019 and 2018, the Parent granted zero, 28,134 and 57,440 restricted stock awards to employees of J2 Cloud Services, respectively.

During 2020, 2019 and 2018, the Parent granted 24,339, 1,330 and 17,456 restricted stock units to employees of J2 Cloud Services, respectively.

14.	Segment Information

The Company’s businesses are based on the organizational structure used by the chief operating decision maker (“CODM”) for making operating and investment decisions and for assessing performance. In accordance with the aggregation criteria within ASC Topic 280, the Company’s operating segments have been aggregated into two reportable segments: (i) Fax and Martech and (ii) Voice, Backup, Security, and Consumer Privacy and Protection. In connection with the Highwinds Capital, Inc. and Cloak Holdings, LLC acquisition in the second quarter of 2019 (see Note 4 - Business Acquisitions), the Company renamed its Voice, Backup and Security reportable segment to include its newly acquired consumer privacy and protection business, now the Voice, Backup, Security and Consumer Privacy and Protection segment.

The Company’s business is driven primarily by subscription revenues that are relatively higher margin, stable and predictable from quarter to quarter with minor seasonal weakness in the fourth quarter.

The accounting policies of the businesses are the same as those described in Note 2 - Basis of Presentation and Summary of Significant Accounting Policies. The Company evaluates performance based on revenue, gross margin and profit or loss from operations before income taxes, not including nonrecurring gains and losses and foreign exchange gains and losses.

Information on reportable segments and reconciliation to consolidated income from operations is as follows (in thousands):

	Years Ended December 31,
	2020	2019	2018
Revenue by reportable segment:
Fax and Martech (1)	$386,276	$378,444	$360,479
Voice, Backup, Security, and CPP (1)	292,185	283,391	237,496

Total revenues	678,461	661,835	597,975
Gross profit by reportable segment:
Fax and Martech (1)	320,725	318,677	311,534
Voice, Backup, Security, and CPP (1)	203,486	198,888	164,287

Total gross profit	524,211	517,565	475,821
Direct costs by reportable segment (2):
Fax and Martech (1)	124,088	124,969	129,491
Voice, Backup, Security, and CPP (1)	163,394	154,792	116,210

Total direct costs (2)	287,482	279,761	245,701
Operating income by reportable segment:
Fax and Martech	196,637	193,708	182,043
Voice, Backup, Security, and CPP	40,092	44,096	48,077

Total income from operations	$236,729	$237,804	$230,120

(1)	The Company reclassified certain intercompany revenue and expenses in 2019 and 2018 for Cloud Services in order to better align with a stand-alone presentation.
(2)

Direct costs for each segment include other operating expenses that are directly attributable to the segment, such as employee compensation expense, local sales and marketing expenses, engineering and network operations expense, depreciation and amortization and other administrative expenses.

The CODM does not use Balance Sheet and Cash Flow information in connection with operating and investment decisions. Accordingly, the following segment information is presented.

	2020	2019
Assets:
Cloud Services	$1,491,420	$1,473,997

	2020	2019	2018
Capital expenditures:
Cloud Services	$32,463	$22,943	$14,157

Depreciation and amortization:
Cloud Services	$79,754	$80,970	$60,754

The Company maintains operations in the U.S., Canada, Ireland and other countries. Geographic information about the U.S. and all other countries for the reporting periods is presented below. Such information attributes revenues based on markets where revenues are reported (in thousands).

	Years ended December 31,
	2020	2019	2018
Revenues:
United States	$484,838	$454,155	$375,766
Canada	70,073	67,518	73,742
Ireland	37,778	41,818	47,125
All other countries	85,772	98,344	101,342

Total	$678,461	$661,835	$597,975

	December 31, 2020	December 31, 2019
Long-lived assets:
United States	$210,367	$231,714
All other countries	58,740	62,132

Total	$269,107	$293,846

15.	Supplemental Cash Flows Information

Cash paid for interest during the years ended December 31, 2020, 2019 and 2018 was $83.6 million, and $42.3 million and $41.0 million, respectively, substantially all of which related to interest on outstanding debt and foreign taxes.

Cash paid for income taxes net of refunds received was $20.4 million, $28.8 million and $22.9 million during the years ended December 31, 2020, 2019 and 2018, respectively.

On July 26, 2019, J2 Global Holdings Limited, a J2 Cloud Service affiliate, declared a dividend of $109.8 million to the Company which was in turn distributed to the Parent to settle the note receivable. The settlement of this note included $107.2 million applied towards the principal and $2.6 million applied toward accrued interest.

16.	Accumulated Other Comprehensive Loss

The following table summarizes the changes in accumulated balances of other comprehensive loss, net of tax, for the years ended December 31, 2020, 2019 and 2018 (in thousands):

Foreign Currency Translation
Balance as of January 1, 2018	$(29,076)
Other comprehensive loss before reclassifications	(13,818)
Net current period other comprehensive loss	(13,818)

Balance as of December 31, 2018	$(42,894)
Other comprehensive loss before reclassifications	(1,979)
Net current period other comprehensive loss	(1,979)

Balance as of December 31, 2019	$(44,873)
Other comprehensive loss before reclassifications	(11,093)
Net current period other comprehensive loss	(11,093)

Balance as of December 31, 2020	$(55,966)

There were zero reclassifications out of accumulated other comprehensive loss for the years ended December 31, 2020, 2019 and 2018.

17.	Related Party Transactions

Parent contributions and distributions

In order to pay certain operating costs, income taxes and to fund certain acquisitions, the Company may enter into intercompany and related party transactions with the Parent, or other subsidiaries of the Parent, during the year. Certain intercompany balances in connection with operating costs, income taxes and to fund certain acquisitions are recorded as a contribution from Parent or a distribution to Parent within Member’s Equity. As of December 31, 2020 and 2019, in connection with certain operating costs provided by the Parent or other subsidiaries of the Parent, the Company had a related party payable balance of $13.3 million which is included in accounts payable and accrued expenses on the Consolidated Balance Sheet. Subsequent to year end, management determined the balance will not be repaid and will be converted to a contribution from Parent. Intercompany notes on the accompanying Consolidated Balance Sheet reflect amounts payable or receivable from the Parent or other affiliated entities.

Notes receivable

In December 2017, the Company entered into a loan to the Parent for $107.2 million. The loan matures the earlier of (i) the dissolution or insolvency of the Parent, or (ii) Parent’s event of default, or (iii) the date on which any of the Parent’s representations or warranties become materially false, or (iv) January 1, 2019 and bears interest at a rate of 1.55% per annum. On December 31, 2018 the maturity date of the loan was extended from January 1, 2019 to April 30, 2019. On April 26, 2019 the maturity date of the loan was extended from April 30, 2019 to July 31, 2019. On July 26, 2019, J2 Global Holdings Limited, a J2 Cloud Service affiliate, declared a dividend of $109.8 million to the Company which was in turn distributed to the Parent to settle the note receivable. The settlement of this note included $107.2 million applied towards the principal and $2.6 million applied toward accrued interest.

In August 2018, the Company entered into a loan agreement with Ziff Davis International Ltd., a subsidiary of the Parent’s Digital Media division, for the amount up to £20.0 million British pounds, which is equivalent to $27.2 million U.S. dollars. The loan matures the earlier of (i) the dissolution or insolvency of the Borrower, or (ii) Borrower’s event of default; or (iii) the date on which any of Borrower’s representations or warranties become materially false, or (iv) August 31, 2023 and bears interest at a rate of 3.0% per annum. As of December 31, 2020 and 2019, the principal amount outstanding on the loan was £6.5 million British pounds, which is equivalent to $8.8 million and $8.6 million U.S. dollars, respectively.

Notes payable

In December 2016, the Company entered into a loan agreement with Ziff Davis Australia Pty. Limited, a subsidiary of the Parent’s Digital Media division, for $2.6 million Australian dollars, which is equivalent to $2.0 million U.S. dollars. The loan matures the earlier of (i) the dissolution or insolvency of the Company, or (ii) the Company’s event of default, or (iii) the date on which any of the Company’s representations or warranties become materially false, or (iv) December 1, 2022 and bears interest at a rate of 4.5% per annum. On April 1, 2019, the Company made a payment totaling $1.6 million Australian dollars, which is equivalent to $1.3 million U.S. dollars towards the $2.6 million Australian dollars loan. The payment included $1.4 million Australian dollars towards the principal, which is equivalent to $1.0 million U.S. dollars, and $0.3 million Australian dollars towards accrued interest, which is equivalent to $0.2 million U.S. dollars. On May 29, 2020, the Company made a payment totaling $1.3 million Australian dollars, which is equivalent to $1.0 million U.S. dollars towards the $2.6 million Australian dollars loan. The payment included $1.3 million Australian dollars towards the principal, which is equivalent to $1.0 million U.S. dollars, and $0.1 million Australian dollars towards accrued interest, which is equivalent to $51 thousand U.S. dollars. As of December 31, 2020, the note was fully paid.

18.	Subsequent Events

In February 2021, the Company committed to a plan to sell certain Voice assets in the United Kingdom as they were determined to be non-core assets. On February 9, 2021, in a cash transaction, the Company completed the sale of these assets. Also in February 2021, the Company’s Board of Directors approved the exploration of strategic alternatives for the Company’s B2B Backup business.

On April 19, 2021, the Parent Company announced plans to separate into two independent publicly traded companies, J2 Global, Inc. and J2 Cloud Services LLC, through a spin-off. The transaction is subject to certain conditions, including, among others, obtaining final approval from J2’s Board of Directors, receipt of a favorable ruling with respect to the tax-free nature of the transaction for favorable income tax purposes and the effectiveness of a registration statement on Form 10.

On June 4, 2021, the Company completed a share purchase of the entire issued capital of SEOmoz, Inc., a Washington-based provider of SEO software and marketing software analytics.

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands)

	June 30, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	$192,603	$128,189
Accounts receivable, net of allowances of $5,204 and $8,432, respectively	41,348	42,244
Prepaid expenses and other current assets	25,633	27,842
Current assets held for sale	8,939	—

Total current assets	268,523	198,275
Property and equipment, net	59,178	59,080
Operating lease right-of-use assets	41,975	55,942
Trade names, net	46,263	45,362
Customer relationships, net	73,993	90,743
Goodwill	878,784	924,496
Other purchased intangibles, net	63,673	49,772
Notes receivable from related parties, non-current	9,010	8,834
Deferred income taxes, non-current	43,886	54,122
Other assets	3,394	4,794
Noncurrent assets held for sale	98,187	—

Total assets	$1,586,866	$1,491,420

LIABILITIES AND MEMBER’S EQUITY
Accounts payable and accrued expenses	$61,759	$81,038
Income taxes payable, current	1,658	9,530
Deferred revenue, current	103,591	103,789
Operating lease liabilities, current	7,301	9,813
Other current liabilities	444	496
Current liabilities held for sale	8,793	—

Total current liabilities	183,546	204,666
Deferred revenue, non-current	16,634	14,440
Operating lease liabilities, non-current	39,605	49,308
Liability for uncertain tax positions	49,253	53,261
Deferred income taxes	23,184	21,395
Other long-term liabilities	28,260	25,808
Noncurrent liabilities held for sale	12,652	—

Total liabilities	353,134	368,878
Commitments and contingencies	—	—
Member’s equity	1,295,005	1,178,508
Accumulated other comprehensive loss	(61,273)	(55,966)

Total member’s equity	1,233,732	1,122,542

Total liabilities and member’s equity	$1,586,866	$1,491,420

See Notes to Condensed Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, in thousands)

	Six Months Ended June 30,
	2021	2020
Revenues	$346,788	$336,842
Cost of revenues	75,153	77,787

Gross profit	271,635	259,055

Operating expenses:
Sales and marketing	72,394	58,376
Research, development and engineering	13,736	11,598
General and administrative	67,348	71,272
Goodwill impairment on business	32,629	—

Total operating expenses	186,107	141,246

Income from operations	85,528	117,809
Interest expense, net	(160)	(20,351)
Gain on sale of businesses	2,802	—
Other income, net	531	1,255

Income before income taxes	88,701	98,713
Income tax expense	13,823	24,303

Net income	$74,878	$74,410

See Notes to Condensed Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, in thousands)

	Six Months Ended June 30,
	2021	2020
Net income	$74,878	$74,410
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(5,307)	(7,478)

Other comprehensive loss, net of tax:	(5,307)	(7,478)

Comprehensive income	$69,571	$66,932

See Notes to Condensed Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income	$74,878	$74,410
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,662	37,830
Amortization of financing costs and discounts	—	780
Non-cash operating lease costs	3,749	3,841
Share-based compensation	2,920	3,218
Provision for doubtful accounts	3,194	5,736
Deferred income taxes, net	(4,289)	(3,482)
Gain on sale of businesses	(2,802)	—
Goodwill impairment on business	32,629	—
Changes in fair value of contingent consideration	659	(170)
Foreign currency remeasurement gain	7	(1,323)
Decrease (increase) in:
Accounts receivable	(6,271)	(7,262)
Prepaid expenses and other current assets	(4,401)	(3,231)
Other assets	1,592	120
Increase (decrease) in:
Accounts payable and accrued expenses	2,318	617
Income taxes payable	(6,027)	7,322
Deferred revenue	(1,128)	(382)
Operating lease liabilities	(3,363)	(3,123)
Liability for uncertain tax positions	(4,008)	5,144
Other long-term liabilities	4,298	125

Net cash provided by operating activities	126,617	120,170

Cash flows from investing activities:
Purchases of property and equipment	(19,474)	(21,139)
Acquisition of businesses, net of cash received	(67,342)	(18,579)
Proceeds from sale of assets	6,033	407
Purchases of intangible assets	—	(23)

Net cash used in investing activities	(80,783)	(39,334)

Cash flows from financing activities:
Notes payable paid to related parties	—	(771)
Deferred payments for acquisitions	(6,339)	(3,423)
Contributions from Parent	25,443	—
Distributions to Parent	—	(41,609)
Other	(290)	(540)

Net cash provided by (used in) financing activities	18,814	(46,343)

Effect of exchange rate changes on cash and cash equivalents	(234)	(582)

Net change in cash and cash equivalents	64,414	33,911
Cash and cash equivalents at beginning of period	128,189	122,775

Cash and cash equivalents at end of period	$192,603	$156,686

See Notes to Condensed Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY

Six Months Ended June 30, 2021 and 2010

(Unaudited, in thousands)

	Accumulated other comprehensive loss	Member’s equity	Total equity
Balance, January 1, 2020	$(44,873)	$511,034	$466,161

Net income	—	74,410	74,410
Other comprehensive loss, net of tax	(7,478)	—	(7,478)
Share based compensation	—	3,218	3,218
Parent distribution	—	(41,609)	(41,609)

Balance, June 30, 2020	$(52,351)	$547,053	$494,702

	Accumulated other comprehensive loss	Member’s equity	Total equity
Balance, January 1, 2021	$(55,966)	$1,178,508	$1,122,542

Net income	—	74,878	74,878
Other comprehensive loss, net of tax	(5,307)	—	(5,307)
Share based compensation	—	2,920	2,920
Parent contribution	—	38,699	38,699

Balance, June 30, 2021	$(61,273)	$1,295,005	$1,233,732

See Notes to Condensed Consolidated Financial Statements

J2 CLOUD SERVICES, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(UNAUDITED)

1.	The Company

J2 Cloud Services, LLC a wholly-owned subsidiary of J2 Global, Inc. (“J2 Global” or the “Parent” or the “Parent Company”), together with its subsidiaries (“J2 Cloud Services” or the “Company” , “our”, “us” or “we”), is a leading provider of internet services. The Company provides cloud-based subscription services to consumers and businesses including cloud fax, voice, cybersecurity, privacy and marketing technology.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis for Carve-Out Financial Statements

J2 Cloud Services’ Condensed Consolidated Financial Statements have been prepared on a “carve-out” basis from J2 Global’s Consolidated Financial Statements using the historical results of operations, assets, liabilities, and member’s interests attributable to the legal entities which comprise J2 Cloud Services.

The Condensed Consolidated Financial Statements also include an allocation of certain corporate expenses related to services provided to J2 Cloud Services by J2 Global. These expenses include the cost of executive management, information technology, legal, treasury, risk management, human resources, accounting and financial reporting, investor relations, public relations, and internal audit services provided by Parent company personnel to the Company. The cost of these services has been allocated to J2 Cloud Services based on specific identification when possible or, when the expenses were determined to be global in nature, based on the percentage of J2 Cloud Services’ relative revenue to total J2 Global revenue for the periods presented. Management believes these allocations are a reasonable representation of the cost incurred for the services provided; however, these allocations may not be indicative of the actual expenses that would have been incurred by J2 Cloud Services had it been operating as an independent company for the periods presented.

The interest expense primarily represents interest incurred on J2 Cloud Services’ third-party debt. No interest expense incurred by J2 Global has been allocated to J2 Cloud Services as J2 Global’s third-party debt is not specifically related to J2 Cloud Services’ operations.

Total member’s equity represents J2 Global’s interest in the recorded net assets of J2 Cloud Services, as well as other comprehensive income or loss attributable to J2 Cloud Services.

The accompanying interim Condensed Consolidated Financial Statements are unaudited and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements although the Company believes that the disclosures made are adequate to make that information not misleading. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these interim financial statements. It is suggested that these financial statements be read in conjunction with the audited financial statements and the related notes thereto for the year ended December 31, 2020, included in this Form 10 Registration Statement filed with the SEC on August 18, 2021. Accordingly, significant accounting policies and other disclosures normally provided have been omitted since such items are disclosed therein.

The results of operations for this interim period are not necessarily indicative of the operating results for the full year or for any future period.

Principles of Consolidation

The accompanying Condensed Consolidated Financial Statements include the accounts of J2 Cloud Services and its direct and indirect wholly-owned owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, including judgments about the reported amounts of net revenue and expenses during the reporting period. The Company believes that its most significant estimates are those related to revenue recognition, share-based compensation expense, fair value of assets acquired and liabilities assumed in connection with business combinations, long-lived and intangible asset impairment, contingent consideration, income taxes and contingencies and allowances for doubtful accounts. On an ongoing basis, management evaluates its estimates based on historical experience and on various other factors that the Company believes to be reasonable under the circumstances. Also, as part of the carve-out process, certain administrative expenses of J2 Global were allocated to J2 Cloud Services. Management believes that such allocations are reasonable; however, the expenses may not be indicative of the actual expenses that would have been incurred by the Company had it been operating as an independent company for the presented periods. Actual results could materially differ from those estimates due to risks and uncertainties, including uncertainty in the current economic environment due to the novel coronavirus pandemic (“COVID-19”).

Allowances for Doubtful Accounts

J2 Cloud Services maintains an allowance for credit losses for accounts receivable, which is recorded as an offset to accounts receivable and changes in such are classified as general and administrative expenses in the Condensed Consolidated Statements of Income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. It also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. On an ongoing basis, management evaluates the adequacy of these reserves.

Revenue Recognition

J2 Cloud Services recognizes revenue when the Company satisfies its obligation by transferring control of the goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services (see Note 3 - Revenues).

Principal vs. Agent

The Company determines whether revenue should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction. If the Company is acting as the principal in a transaction, the Company reports revenue on a gross basis. If the Company is acting as an agent in a transaction, the Company reports revenue on a net basis. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance under Topic 606 for principal-agent considerations and assesses: (i) if another party is involved in providing goods or services to the customer and (ii) whether the Company controls the specified goods or services prior to transferring control to the customer.

Sales Taxes

The Company has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are (i) both imposed on and concurrent with a specific revenue-producing transaction and (ii) collected by the Company from a customer.

Impairment or Disposal of Long-Lived Assets

The Company accounts for long-lived assets, which include property and equipment, operating lease right-of-use assets and identifiable intangible assets with finite useful lives (subject to amortization), in accordance with the provisions of FASB ASC Topic No. 360, Property, Plant, and Equipment (“ASC 360”), which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to the expected undiscounted future net cash flows generated by the asset. If it is determined that the asset may not be recoverable, and if the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized to the extent of the difference.

The J2 Cloud Services assesses the impairment of identifiable definite-lived intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors it consider important which could individually or in combination trigger an impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for J2 Cloud Services overall business; and

•	Significant negative industry or economic trends;

•	Significant decline in the Parent Company’s stock price for a sustained period; and

•	The Parent Company’s market capitalization relative to net book value.

If the Company determined that the carrying value of definite-lived intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, it would record an impairment equal to the excess of the carrying amount of the asset over its estimated fair value.

J2 Cloud Services assessed whether events or changes in circumstances have occurred that potentially indicate the carrying amount of long-lived assets may not be recoverable. No impairment was recorded during the periods ended June 30, 2021 or 2020.

The Company classifies its long-lived assets to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company stops recording depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

Business Combinations and Valuation of Goodwill and Intangible Assets

The Company applies the acquisition method of accounting for business combinations in accordance with GAAP and uses estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets, and liabilities acquired. Such estimates may be based on significant unobservable inputs and assumptions such as, but not limited to, revenue growth rates, gross margins, customer attrition rates, royalty rates, discount rates and terminal growth rate assumptions. The Company uses established valuation techniques and may engage reputable valuation specialists to assist with the valuations. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are recorded at the estimated fair value of the assets acquired. Identifiable intangible assets are comprised of purchased customer relationships, trademarks and trade names, developed technologies and other intangible assets. Intangible assets subject to amortization are amortized over the period of estimated economic benefit ranging from 1 to 20 years and are included in general and administrative expenses on the Condensed Consolidated Statements of Income. The Company evaluates its goodwill and indefinite-lived intangible assets for impairment pursuant to FASB ASC Topic No. 350, Intangibles - Goodwill and Other (“ASC 350”), which provides that goodwill and other intangible assets with indefinite lives are not amortized but tested annually for impairment or more frequently if the Company believes indicators of impairment exist. In connection with the annual impairment test for goodwill, the Company has the option to perform a qualitative assessment in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then it performs the impairment test upon goodwill. The impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using the income approach methodology of valuation. If the carrying value of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized for the difference. In the second quarter of 2021, the Company recorded an impairment to goodwill associated with the plan to sell the Company’s B2B Backup business (see Note 5 – Assets Held for Sale). No impairment was recorded in the second quarter of 2020. In the first quarter of 2021, the Company changed the annual goodwill impairment assessment date from September 30 to October 1, as it determined this date is preferable, and concluded this was not a material change in accounting principal.

Contingent Consideration

Certain of J2 Cloud Services acquisition agreements include contingent earn-out arrangements, which are generally based on the achievement of future income thresholds or other metrics. The contingent earn-out arrangements are based upon the Company’s valuations of the acquired companies and reduce the risk of overpaying for acquisitions if the projected financial results are not achieved.

The fair values of these earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. For each transaction, the Company estimates the fair value of contingent earn-out payments as part of the initial purchase price and record the estimated fair value of contingent consideration as a liability on the Condensed Consolidated Balance Sheets. J2 Cloud Services considers several factors when determining that contingent earn-out liabilities are part of the purchase price, including the following: (1) the valuation of the Company’s acquisitions is not supported solely by the initial consideration paid, and the contingent earn-out formula is a critical and material component of the valuation approach to determining the purchase price; and (2) the former shareholders of acquired companies that remain as key employees receive compensation other than contingent earn-out payments at a reasonable level compared with the compensation of the Company’s other key employees. The contingent earn-out payments are not affected by employment termination.

J2 Cloud Services measures its contingent earn-out liabilities in connection with acquisitions at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy (see Note 6 - Fair Value Measurements). The Company may use various valuation techniques depending on the terms and conditions of the contingent consideration including a Monte-Carlo simulation. This simulation uses a probability distribution for each significant input to produce hundreds or thousands of possible outcomes and the results are analyzed to determine probabilities of different outcomes occurring. Significant increases or decreases to these inputs in isolation would result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent earn-out obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the liability on the acquisition date is reflected as cash used in financing activities in our Consolidated Statements of Cash Flows. Any amount paid in excess of the liability on the acquisition date is reflected as cash used in operating activities.

J2 Cloud Services reviews and re-assesses the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could be materially different from the initial estimates or prior amounts. Changes in the estimated fair value of our contingent earn-out liabilities and adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in general and administrative expenses on the Condensed Consolidated Statements of Income.

Income Taxes

J2 Cloud Services is included in the federal consolidated and state combined income tax returns with the Parent and its other subsidiaries. For purposes of these financial statements, the Company’s taxes were determined using the separate return method as if the Company had filed separate tax returns as a C-Corporation. In addition, J2 Cloud Services’ income is subject to taxation in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. J2 Cloud Services establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves for tax contingencies are established when the Company believes that certain positions might be challenged despite the Company’s belief that its tax return positions are fully supportable. J2 Cloud Services adjusts these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or lapse of a statute of limitations. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

J2 Cloud Services accounts for income taxes in accordance with FASB ASC Topic No. 740, Income Taxes (“ASC 740”), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the net deferred tax assets will not be realized. The valuation allowance is reviewed quarterly based upon the facts and circumstances known at the time. In assessing this valuation allowance, the Company reviews historical and future expected operating results and other factors, including its recent cumulative earnings experience, expectations of future taxable income by taxing jurisdiction and the carryforward periods available for tax reporting purposes, to determine whether it is more likely than not that deferred tax assets are realizable.

GAAP provides guidance on the minimum threshold that an uncertain income tax benefit is required to meet before it can be recognized in the financial statements and applies to all income tax positions taken by a company. ASC 740 contains a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit will be recorded. Uncertain income tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. J2 Cloud Services recognized accrued interest and penalties related to uncertain income tax positions in income tax expense on its Condensed Consolidated Statement of Income.

In addition, on March 27, 2020, the “Coronavirus Aid, Relief and Economic Security (“CARES”) Act” was enacted into law providing for changes to various tax laws that impact business. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property.

The CARES Act also appropriated funds for the Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19. The Company did not directly seek to borrow any funds under the program.

We do not believe these provisions have a significant impact to our current and deferred income tax balances. The Company will benefit from the technical correction to tax depreciation related to qualified improvement property and has elected to defer income tax payments and employer side social security payments where eligible.

Share-Based Compensation

J2 Cloud Services’ share-based compensation is allocated from the Parent for relevant employees and non-employees on a monthly basis. J2 Cloud Services accounts for share-based awards in accordance with the provisions of FASB ASC Topic No. 718, Compensation - Stock Compensation (“ASC 718”) and in the same manner as awards issued by the Parent except the shares issued are the Parent’s and not the Company’s. Accordingly, J2 Cloud Services measures share-based compensation expense at the grant date, based on the fair value of the award, and recognizes the expense over the employee’s requisite service period using the straight-line method. The measurement of share-based compensation expense is based on several criteria, including but not limited to the valuation model used and associated input factors, such as expected term of the award, stock price volatility, risk free interest rate, dividend rate and award cancellation rate. These inputs are subjective and are determined using management’s judgment. If differences arise between the assumptions used in determining share-based compensation expense and the actual factors, which become known over time, J2 Cloud Services may change the input factors used in determining future share-based compensation expense. Any such changes could materially impact the Company’s results of operations in the period in which the changes are made and in periods thereafter. The Company estimates the expected term based upon the historical exercise behavior of our employees.

Earnings Per Common Share (“EPS”)

Prior to the spin-off, the Cloud Services LLC limited liability company agreement did not provide for units or shares to quantify equity ownership. Rather, capital accounts were used to track contributions and distributions made by each of the limited liability members. In light of the foregoing, there is no quantifiable amount of equity securities outstanding during the periods ended June 30, 2021 and 2020 and, as a result, EPS cannot be computed and presented for those periods.

Segment Reporting

FASB ASC Topic No. 280, Segment Reporting (“ASC 280”), establishes standards for the way that public business enterprises report information about operating segments in their consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports.

ASC 280 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company’s business segments are based on the organization structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance. In accordance with the aggregation criteria within ASC Topic 280, the Company’s operating segments have been aggregated into two reportable segments: (i) Fax and Martech and (ii) Voice, Backup, Security, and Consumer Privacy and Protection.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted this ASU in the first quarter of 2021 and has identified no material effect on its financial statements or disclosures.

In January 2020, the FASB issued ASU No. 2020-01, Investments - Equity Securities (Topic 321), Investment - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments in this ASU clarify certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323, and the accounting for certain forward contracts and purchased options under Topic 815. This ASU identifies two main areas for improvement: (1) accounting for certain equity securities upon the application or discontinuation of the equity method of accounting and (2) scope considerations for forward contracts and purchased options on certain securities. The amendment states, as it is related to the first area of improvement, that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendment also states, as it is relates to forward contracts and purchased options on certain securities, an entity should consider certain criteria to determine the accounting for those forward contracts and purchased options. The Company adopted this ASU in the first quarter of 2021 and has identified no effect on its financial statements or disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this ASU provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. LIBOR is expected to phased out by 2021. The amendments in this ASU are effective as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the effect of this ASU on its financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendments in this ASU reduce the number of accounting models for convertible debt instruments and convertible preferred stock in order to simplify the accounting for convertible instruments and reduce complexity. In addition, it amends the guidance for scope exception surrounding derivatives for contracts in an entity’s own equity. In each case, the related guidance surrounding EPS has also been amended. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company is currently evaluating the effect of this ASU on its financial statements and related disclosures.

In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements. The amendments in this ASU improve the consistency of the codification and reorganize the guidance into appropriate sections providing less opportunities for disclosures to be missed. The amendments in this update do not change GAAP and are not expected to result in a significant change in practice. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020. The Company adopted this ASU in the first quarter of 2021 and has identified no effect on its financial statements or disclosures.

3.	Revenues

The Company’s revenues substantially consist of monthly recurring subscription and usage-based fees, the majority of which are paid in advance by credit card. The Company defers the portions of monthly, quarterly, semi-annually and annually recurring subscription and usage-based fees collected in advance of the satisfaction of performance obligations and recognizes them in the period earned.

Historically, along with our numerous proprietary Cloud Services solutions, the Company also generates revenues by reselling various third-party solutions, primarily through its email security and online backup lines of business. These third-party solutions, along with the Company’s proprietary products, allowed it to offer customers a variety of solutions to better meet their needs. The Company recorded revenue on a gross basis with respect to reseller revenue because the Company has control of the specified good or service prior to transferring control to the customer.

Revenues from external customers classified by revenue source are as follows (in thousands):

	Six Months Ended June 30,
	2021	2020
Cloud Services
Subscription	$346,605	$336,788
Other	183	54

Total Cloud Services revenues	$346,788	$336,842

Timing of revenue recognition
Point in time	$225	$147
Over time	346,563	336,695

Total	$346,788	$336,842

The Company has recorded $73.4 million and $69.0 million of revenue for the six months ended June 30, 2021 and 2020, respectively, which was previously included in the contract liability balance as of the beginning of each respective year.

As of June 30, 2021, the Company acquired $5.7 million of deferred revenue in connection with the Company’s business acquisitions (see Note 4 - Business Acquisitions) which are subject to purchase accounting adjustments.

Performance Obligations

The Company’s contracts with customers may include multiple performance obligations. For such arrangements, revenues are allocated to each performance obligation based on its relative standalone selling price.

The Company satisfies its performance obligations upon delivery of services to its customers. Payment terms vary by type and location of our customers and the services offered. The term between invoicing and when payment is due is not significant. Due to the nature of the services provided, there are no obligations for returns.

Significant Judgments

In determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgment is also required to determine the standalone selling price for each distinct performance obligation.

Performance Obligations Satisfied Over Time

The Company’s business consists primarily of performance obligations that are satisfied over time. This has been determined based on the fact that the nature of services offered are subscription based and include fax, voice, backup, security, CPP, and email marketing products where the customer simultaneously receives and consumes the benefit of the services provided regardless of whether the customer uses the services or not. Depending on the individual contracts with the customer, revenue for these services are recognized over the contract period when any of the following materially distinct performance obligations are satisfied:

•	Faxing capabilities are provided

•	Voice services are delivered

•	Email Marketing services are delivered

•	Consumer privacy services are provided

•	Security solutions, including email and endpoint are provided

•	Online data backup capabilities are provided

The Company has concluded that the best measure of progress toward the complete satisfaction of the performance obligation over time is a time-based measure. The Company recognizes revenue on a straight-line basis throughout the subscription period and believes that the method used is a faithful depiction of the transfer of goods and services.

Practical Expedients

Existence of a Significant Financing Component in a Contract

As a practical expedient, the Company has not assessed whether a contract has a significant financing component because the Company expects at contract inception that the period between payment by the customer and the transfer of promised goods or services by the Company to the customer will be one year or less. In addition, the Company has determined that the payment terms that the Company provides to its customers are structured primarily for reasons other than the provision of finance to the Company. The Company typically charges a single upfront amount for the services because other payment terms would affect the nature of the risk assumed by the Company to provide service given the costs of the customer acquisition and the highly competitive and commoditized nature of the business we operate which allows customers to easily move from one provider to another. This additional risk may make it uneconomical to provide the service.

Costs to Fulfill a Contract

The Company’s revenues are primarily generated from customer contracts that are for one year or less. Costs primarily consist of incentive compensation paid based on the achievements of sales targets in a given period for related revenue streams and are recognized in the month when the revenue is earned. Incentive compensation is paid on the issuance or renewal of the customer contract. As a practical expedient, for amortization periods which are determined to be one year or less, the Company expenses any incremental costs of obtaining the contract with a customer when incurred. For those customer contracts greater than one year, the Company capitalizes and amortizes the expenses over the period of benefit.

In addition, the Company partners with various affiliates in order to generate a portion of its revenue for certain lines of business. The commissions earned by the Company’s affiliates are incentive based and are paid based on the acquisition of new customers in a given period. For those customers with amortization periods determined to be greater than one year, the Company capitalizes and amortizes the expenses over the period of benefit.

Revenues Invoiced

The Company has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Company recognizes revenue in proportion to the amount it has the right to invoice for services performed.

4.	Business Acquisitions

The Company uses acquisitions as a strategy to grow its customer base by increasing its presence in new and existing markets, expand and diversify its service offerings, enhance its technology, and acquire skilled personnel.

On June 4, 2021, the Company completed the acquisition of the shares of SEOmoz a Seattle-based provider of search engine optimization (“SEO”) solutions, paying the purchase price in cash.

The Condensed Consolidated Statement of Income since the date of each acquisition and balance sheet as of June 30, 2021, reflect the results of operations of this 2021 acquisition. For the six months ended June 30, 2021, this acquisition contributed $3.3 million to the Company’s revenues. Net income contributed by this acquisition was not separately identifiable due to the Company’s integration activities and is impracticable to provide. Total consideration for this transaction was $67.9 million, net of cash acquired and assumed liabilities and is subject to certain post-closing adjustments which may increase or decrease the final consideration paid.

The following table summarizes the allocation of the purchase consideration for this acquisition (in thousands):

Assets and Liabilities	Valuation
Accounts receivable	$3,953
Prepaid expenses and other current assets	1,569
Property and equipment	1,838
Operating lease right-of-use assets, noncurrent	5,888
Trade names	7,407
Customer relationships	5,000
Goodwill	39,519
Other intangibles	22,791
Accounts payable and accrued expenses	(2,207)
Deferred revenue	(5,664)
Operating lease liabilities, noncurrent	(7,191)
Deferred tax liability	(4,238)
Other long-term liabilities	(785)

Total	$67,880

During the six months ended June 30, 2021, the purchase price accounting has been finalized for EDC Systems Inc. (operating under the name “SRFax”) and other immaterial business. The initial accounting for the 2021 acquisition is incomplete and subject to change. The Company has recorded provisional amounts which may be based upon past acquisitions with similar attributes for certain intangible assets (including trade names, software and customer relationships), preliminary acquisition date working capital and related tax items.

During the six months ended June 30, 2021, the Company recorded adjustments to the initial working capital and to the purchase accounting due to the finalization of prior period acquisitions in the Voice, Backup, Security and CPP businesses which resulted in an immaterial adjustment in goodwill. (see Note 7 - Goodwill and Intangible Assets). Such adjustments had an immaterial impact on the amortization expense within the Condensed Consolidated Statement of Income for the six months ended June 30, 2021.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and represents intangible assets that do not qualify for separate recognition. Goodwill recognized associated with this acquisition during the six months ended June 30, 2021 is $39.5 million, of which $0.6 million is expected to be deductible for income tax purposes.

Pro Forma Financial Information for SEOmoz Acquisition

The following unaudited pro forma supplemental information is based on estimates and assumptions that the Company believes to be reasonable. However, this information is not necessarily indicative of the Company’s consolidated results of income in future periods or the results that actually would have been realized had the Company and the acquired businesses been combined companies during the periods presented. These pro forma results exclude any savings or synergies that would have resulted from these business acquisitions had they occurred on January 1, 2020. This unaudited pro forma supplemental information includes incremental intangible asset amortization and other charges as a result of the acquisitions, net of the related tax effects.

The supplemental information on an unaudited pro forma financial basis presents the combined results of the Company and its 2021 acquisitions as if each acquisition had occurred on January 1, 2020 (in thousands):

	Six Months Ended June 30,
	2021	2020
	(unaudited)	(unaudited)
Revenues	$368,165	$361,382
Net income	$76,256	$74,572

2020

The Company completed the following acquisition during the first six months of fiscal 2020, paying the purchase price in cash: an asset purchase of EDC Systems Inc. (operating under the name “SRFax”), acquired on February 18, 2020, a Canadian-based provider of fax solutions.

The Condensed Consolidated Statement of Income since the date of each acquisition and balance sheet as of June 30, 2020, reflect the results of operations of this 2020 acquisition. For the six months ended June 30, 2020, this acquisition contributed $2.7 million to the Company’s revenues. Net income contributed by this acquisition was not separately identifiable due to the Company’s integration activities and is impracticable to provide. Total consideration for this acquisition was $25.0 million, net of cash acquired and assumed liabilities and is subject to certain post-closing adjustments which may increase or decrease the final consideration paid.

The following table summarizes the allocation of the purchase consideration for this acquisition (in thousands):

Assets and Liabilities	Valuation
Accounts receivable	$194
Property and equipment	44
Trade names	831
Customer relationships	8,235
Goodwill	15,845
Other intangibles	454
Accounts payable and accrued expenses	(94)
Deferred revenue	(519)

Total	$24,990

During the six months ended June 30, 2020, the purchase price accounting was finalized for Highwinds Capital, Inc. and Cloak Holdings, LLC.

During the six months ended June 30, 2020, the Company recorded adjustments to the initial working capital and to the purchase accounting due to the finalization of prior period acquisitions in the Voice, Backup, Security and CPP businesses which resulted in a net decrease in goodwill of $2.1 million. Such adjustments had an immaterial impact on the amortization expense within the Condensed Consolidated Statement of Income for the six months ended June 30, 2020.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and represents intangible assets that do not qualify for separate recognition. Goodwill recognized associated with this acquisition during the six months ended June 30, 2020 is $15.8 million and $15.8 million is expected to be deductible for income tax purposes.

5.	Assets Held for Sale

The Company classifies assets-held-for-sale when management approves and commits to a formal plan of sale with the expectation the sale will be completed within one year. The net assets of the business held for sale are then recorded at the lower of their current carrying value or the fair market value, less costs to sell.

During the first quarter of 2021, the Company committed to a plan to sell certain Voice assets in the United Kingdom as they were determined to be non-core assets. Such assets are recorded within the Voice, Backup, Security, and CPP reportable segment. On February 9, 2021, in a cash transaction, the Company sold the Voice assets. As of June 30, 2021, the total gain recognized on the sale was $2.8 million which was recorded in gain on sale of businesses on the Condensed Consolidated Statement of Income.

During the first quarter of 2021, the Company committed to a plan to sell its B2B Backup business as it was determined to be a non-core business. The business is recorded within the Voice, Backup, Security, and CPP reportable segment.

During the second quarter of 2021, the Company received an offer to purchase the B2B Backup business. Management has determined that the fair value of the business less cost to sell is lower than its carrying amount. As a result, the Company recorded an impairment to goodwill of $32.6 million which was recorded in impairment of business on the Condensed Consolidated Statement of Income (see Note 7 - Goodwill and Intangible Assets).

The following table presents information related to the assets and liabilities that were classified as held for sale in our Condensed Consolidated Balance Sheet (in thousands):

June 30, 2021
Accounts receivable, net of allowance of $346	$6,513
Prepaid expenses and other current assets	2,426
Property and equipment, net	10,161
Operating lease right-of-use assets	15,181
Trade names, net	3,886
Customer relationships, net	8,131
Goodwill	48,632
Other purchased intangibles, net	776
Deferred income taxes, noncurrent	11,326
Other assets	94

Total assets held for sale	$107,126

Accounts payable and accrued expenses	$2,720
Income taxes payable, current	155
Deferred revenue, current	2,650
Operating lease liabilities, current	2,875
Other current liabilities	393
Deferred revenue, noncurrent	4
Operating lease liabilities, noncurrent	11,915
Deferred income taxes, noncurrent	563
Other long-term liabilities	170

Total liabilities held for sale	$21,445

6.	Fair Value Measurements

The Company complies with the provisions of ASC 820, which defines fair value, provides a framework for measuring fair value and expands the disclosures required for fair value measurements of financial and non-financial assets and liabilities. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

•	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s money market funds are classified within Level 1. The Company values these Level 1 investments using quoted market prices.

The Company classifies its contingent consideration liability in connection with acquisitions within Level 3 because factors used to develop the estimated fair value are unobservable inputs, such as volatility and market risks, and are not supported by market activity. Significant increases or decreases in either of the inputs in isolation would result in significantly lower or higher fair value measurement.

The input used in connection with the current contingent consideration arrangements is forecasted revenues which are compared to the revenue thresholds determined in each contingent arrangement. Based on this revenue comparison, the Company assesses whether it expects a contingent payment to occur. If such payment is expected, the fair value of the contingent consideration will be the expected payment.

The following tables present the fair values of the Company’s financial assets or liabilities that are measured at fair value on a recurring basis (in thousands):

June 30, 2021	Level 1	Level 2	Level 3	Fair Value		Carrying Value
Liabilities:
Contingent consideration	$—	$—	$800	$800		$800

Total liabilities measured at fair value	$—	$—	$800	$800		$800

December 31, 2020	Level 1	Level 2	Level 3	Fair Value		Carrying Value
Liabilities:
Contingent consideration	$—	$—	$4,969	$4,969	$4,969	$4,969

Total liabilities measured at fair value	$—	$—	$4,969	$4,969		$4,969

The following table presents a reconciliation of the Company’s Level 3 financial liabilities related to contingent consideration that are measured at fair value on a recurring basis (in thousands):

	Level 3	Affected line item in the Statement of Income
Balance as of January 1, 2021	$4,969
Contingent consideration	—	Not Applicable
Total fair value adjustments reported in earnings	659	General and administrative
Contingent consideration payments	(4,828)	Not Applicable

Balance as of June 30, 2021	$800

In connection with the Company’s acquisition activity, contingent consideration of up to $0.8 million may be payable upon achieving certain future revenue thresholds and had a combined fair value of $0.8 million and $5.0 million at June 30, 2021 and December 31, 2020, respectively. Due to achievement of certain thresholds, $4.8 million was paid in the first six months of 2021.

7.	Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are recorded at the estimated fair value of the assets acquired. Identifiable intangible assets are comprised of purchased customer relationships, trademarks and trade names, developed technologies and other intangible assets. The fair values of these identified intangible assets are based upon expected future cash flows or income, which take into consideration certain assumptions such as customer turnover, trade names and patent lives. These determinations are primarily based upon the Company’s historical experience and expected benefit of each intangible asset. If it is determined that such assumptions are not accurate, then the resulting change will impact the fair value of the intangible asset. Identifiable intangible assets are amortized over the period of estimated economic benefit, which ranges from one to 20 years.

The changes in carrying amounts of goodwill for the six months ended June 30, 2021 are as follows (in thousands):

	Fax and Martech	Voice, Backup, Security and CPP	Total Cloud Services
Balance as of January 1, 2021	$425,471	$499,025	$924,496
Goodwill acquired (Note 4)	39,519	—	39,519

Goodwill removed due to sale of a business (1)	—	(1,339)	(1,339)

Goodwill reclassified to noncurrent assets held for sale (2)	—	(48,632)	(48,632)
Goodwill impairment (3)	—	(32,629)	(32,629)
Purchase accounting adjustments (4)	—	47	47
Foreign exchange translation	(1,861)	(817)	(2,678)

Balance as of June 30, 2021	$463,129	$415,655	$878,784

(1)

On February 9, 2021, in a cash transaction, the Company sold certain of its Voice assets in the United Kingdom which resulted in $1.3 million of goodwill being removed in connection with this sale (see Note 5 - Assets Held for Sale).

(2)

During the six months ended June 30, 2021, the Company reclassified $48.6 million of goodwill to noncurrent assets held for sale in connection with certain B2B Backup assets. (see Note 5 - Assets Held for Sale).

(3)	During the second quarter of 2021, the Company had an impairment to goodwill of $32.6 million in connection with certain B2B Backup assets (see Note 5 - Assets Held for Sale).
(4)	Purchase accounting adjustments relate to measurement period adjustments to goodwill in connection with prior business acquisitions (see Note 4 - Business Acquisitions).

Intangible Assets with Indefinite Lives:

Intangible assets are summarized as of June 30, 2021 and December 31, 2020 as follows (in thousands):

	June 30, 2021	December 31, 2020
Trade names	$27,433	$27,463
Other	4,321	4,329

Total	$31,754	$31,792

Intangible Assets Subject to Amortization:

As of June 30, 2021, intangible assets subject to amortization relate primarily to the following (in thousands):

	Weighted-Average Amortization Period	Historical Cost	Accumulated Amortization	Net
Trade names	6.7 years	$54,471	$31,755	$22,716
Patent and patent licenses	2.1 years	9,757	9,685	72
Customer relationships (1)	7.4 years	386,112	303,988	82,124
Other purchased intangibles	4.5 years	116,568	56,512	60,056

Total		$566,908	$401,940	$164,968

(1)

Historically, the Company has amortized its customer relationship assets in a pattern that best reflects the pace in which the assets’ benefits are consumed. This pattern results in a substantial majority of the amortization expense being recognized in the first 4 to 5 years, despite the overall life of the asset.

As of December 31, 2020, intangible assets subject to amortization relate primarily to the following (in thousands):

	Weighted-Average Amortization Period	Historical Cost	Accumulated Amortization	Net
Trade names	7.3 years	$49,508	$31,609	$17,899
Patent and patent licenses	2.1 years	9,759	9,626	133
Customer relationships (1)	7.5 years	390,075	299,332	90,743
Other purchased intangibles	4.4 years	96,361	51,051	45,310

Total		$545,703	$391,618	$154,085

(1)

Historically, the Company has amortized its customer relationship assets in a pattern that best reflects the pace in which the assets’ benefits are consumed. This pattern results in a substantial majority of the amortization expense being recognized in the first 4 to 5 years, despite the overall life of the asset.

Amortization expense, included in general and administrative expense, approximated $22.3 million and $28.7 million for the six months ended June 30, 2021 and 2020, respectively. Amortization expense is estimated to approximate $30.7 million, $45.8 million, $41.3 million, $16.5 million and $15.9 million for the remaining six months of fiscal year 2021 through fiscal year 2025, respectively, and $14.8 million thereafter through the duration of the amortization period.

8.	Leases

The Company leases certain facilities and equipment under non-cancelable operating and finance leases which expire at various dates through 2031. Office and equipment leases are typically for terms of three to five years and generally provide renewal options for terms up to an additional five years. Some of the Company’s leases include options to terminate within one year.

In certain agreements in which the Company leases office space where the Company is the tenant, it subleases the site to various other companies through a sublease agreement.

Finance leases are not material to the Company’s Condensed Consolidated Financial Statements and are therefore not included in the disclosures below.

The components of lease expense were as follows (in thousands):

	Six Months Ended June 30,
	2021	2020
Operating lease cost	$5,121	$5,938
Short-term lease cost	1,445	419

Total lease cost	$6,566	$6,357

Supplemental balance sheet information related to leases was as follows (in thousands):

	June 30, 2021	December 31, 2020
Operating leases
Operating lease right-of-use assets	$41,975	$55,942
Operating lease right-of-use assets classified as assets held for sale	15,181	—

Total operating lease right-of-use assets	$57,156	$55,942

Operating lease liabilities, current	$7,693	$9,813
Operating lease liabilities, current classified as assets held for sale	2,875	—
Operating lease liabilities, noncurrent	39,605	49,308
Operating lease liabilities, noncurrent classified as assets held for sale	11,915	—

Total operating lease liabilities	$62,088	$59,121

Supplemental cash flow information related to leases was as follows (in thousands):

	Six Months Ended June 30,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$4,981	$4,756
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$7,191	$4,863

Other supplemental operating lease information consists of the following:

	June 30, 2021	December 31, 2020
Operating leases:
Weighted average remaining lease term	6.8 years	7.2 years
Weighted average discount rate	4.07%	4.17%

Maturities of operating lease liabilities as of June 30, 2021 were as follows (in thousands):

Operating Leases
Fiscal Year:
2021 (remainder)	$6,032
2022	10,751
2023	9,364
2024	8,946
2025	8,670
Thereafter	30,556

Total lease payments	$74,319
Less: Imputed interest	12,231

Present value of operating lease liabilities	$62,088

Significant Judgments

Discount Rate

The majority of the Company’s leases are discounted using the Company’s incremental borrowing rate as the rate implicit in the lease is not readily determinable. Rates are obtained from various large banks to determine the appropriate incremental borrowing rate each quarter for collateralized loans with a maturity similar to the lease term.

Options

The lease term is generally the minimum noncancelable period of the lease. The Company does not include option periods unless the Company determined it is reasonably certain of exercising the option at inception or when a triggering event occurs.

Practical Expedients

As a practical expedient, the Company has not separated lease components from nonlease components for its real property operating leases. Certain of the Company’s leases contain nonlease components such as maintenance and certain utility costs.

In addition, the Company elected and applied the available transition practical expedients upon adoption. By electing these practical expedients, the Company did:

•	not reassess whether expired or existing contracts contain leases under the new definition of a lease;

•	not reassess lease classification for expired or existing leases; and

•	not reassess whether previously capitalized initial direct costs would qualify for capitalization under Topic 842.

9.	Commitments and Contingencies

Litigation

From time to time, J2 Cloud Services and its affiliates are involved in litigation and other legal disputes or regulatory inquiries that arise in the ordinary course of business. Any claims or regulatory actions against J2 Cloud Services and its affiliates, whether meritorious or not, could be time consuming and costly, and could divert significant operational resources. The outcomes of such matters are subject to inherent uncertainties, carrying the potential for unfavorable rulings that could include monetary damages and injunctive relief.

On February 17, 2011, Emmanuel Pantelakis (“Pantelakis”) filed suit against a J2 Cloud Services affiliate in the Ontario Superior Court of Justice (No. 11-50673), alleging that the J2 Cloud Services affiliate breached a contract relating to Pantelakis’s use of the Campaigner service. The J2 Cloud Services affiliate filed a responsive pleading on March 23, 2011 and responses to undertakings on July 16, 2012. On November 6, 2012, Pantelakis filed a second amended statement of claim, reframing his lawsuit as a negligence action. The J2 Cloud Services affiliate filed an amended statement of defense on April 8, 2013. Discovery has closed, with the exception of one issue. On July 8, 2021 an agreement was reached to settle the matter for an immaterial amount.

J2 Cloud Services does not believe, based on current knowledge, that the foregoing legal proceedings or claims, after giving effect to existing accrued liabilities, are likely to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could have a material effect on the Company’s consolidated financial position, results of operations, or cash flows in a particular period.

The Company has not accrued for any material loss contingencies relating to these legal proceedings because materially unfavorable outcomes are not considered probable by management. It is the Company’s policy to expense as incurred legal fees related to various litigations.

Non-Income Related Taxes

The Company does not collect and remit sales and use, telecommunication, or similar taxes and fees in certain jurisdictions where the Company believes that such taxes are not applicable or legally required. Several states and other taxing jurisdictions have presented or threatened the Company with assessments, alleging that the Company is required to collect and remit such taxes there.

The Company is currently under audit or is subject to audit for indirect taxes in various states, municipalities and foreign jurisdictions. The Company has a $24.4 million and $22.5 million reserve established for these matters which is included in accrued expenses and other long-term liabilities on the Condensed Consolidated Balance Sheets at June 30, 2021 and December 31, 2020, respectively. It is reasonably possible that additional liabilities could be incurred resulting in additional expense, which could have a material impact on our financial results.

10.	Income Taxes

The Company is included in the federal consolidated and state combined income tax returns with the Parent and its other subsidiaries. For purposes of these financial statements, the Company’s taxes were determined using the separate return method, as if the Company filed separate tax returns. Accordingly, income tax amounts computed under this method (including deferred taxes and net operating loss carryforwards) may differ from amounts included in the Parent’s historical consolidated provision.

The Company’s tax provision for interim periods is determined using an estimate of the Company’s annual effective tax rate adjusted for discrete interim period tax impacts. Each quarter the Company updates its estimated annual effective tax rate and, if the estimate changes, makes a cumulative adjustment. The Company’s effective tax rate was 15.6% and 24.6% for the six months ended June 30, 2021 and 2020, respectively. The Company’s decreased rate during the six months ended June 30, 2021 is primarily due to the recognition of a deferred tax asset from the impairment of backup business to business unit and a net reduction in its reserve for uncertain tax positions recorded for the period June 30, 2021 with no similar event for the six months ended June 30, 2020. Income before income taxes included income from domestic operations of $26.3 million and $39.5 million for the six months ended June 30, 2021 and 2020, respectively, and income from foreign operations of $62.4 million and $59.2 million for the six months ended June 30, 2021 and 2020, respectively.

As of June 30, 2021 and December 31, 2020, the Company had $49.3 million and $53.3 million, respectively, in liabilities for uncertain income tax positions. Accrued interest and penalties related to unrecognized tax benefits are recognized in income tax expense on the Company’s Condensed Consolidated Statement of Income.

Cash paid for income taxes net of refunds received was $11.9 million and $7.2 million for the six months ended June 30, 2021 and 2020, respectively.

Certain taxes are prepaid during the year and, where appropriate, included within prepaid expenses and other current assets on the Condensed Consolidated Balance Sheet. The Company’s prepaid tax payments were zero and $1.6 million at June 30, 2021 and December 31, 2020, respectively.

Income Tax Audits:

The Company is in various stages of audit by the U.S. Internal Revenue Service (“IRS”) for its 2012 through 2016 tax years. On February 24, 2021, the Company received a Notice of Deficiency for tax years 2012 through 2014 which disallowed certain deductions for domestic production. The Company disagrees with the Notice and filed a petition to appeal on May 24, 2021. As of June 30, 2021, the audits are ongoing. Subsequent to June 30, 2021, the Company paid a previously settled amount for certain tax issues in connection with tax years 2015 and 2016. Amount paid was within the reserve established for this matter.

J2 Global is under income tax audit by the California Franchise Tax Board (the “FTB”) for its tax years 2012 and 2013. The FTB, however, has suspended its audit for 2012 and 2013 pending the outcome of the IRS audit for such tax years. In August 2018, the FTB notified the Company that it will commence an audit of tax years 2015 and 2016. As of June 30, 2021, the audits are ongoing.

In June 2019, the New York State Department of Taxation and Finance (“NYS”) notified the Company that it will commence an audit for tax year 2015. In April 2020, the NYS notified the Company that it will also commence an audit for tax years 2016 and 2017. As of June 30, 2021, the audits are ongoing.

It is reasonably possible that these audits may conclude in the next 12 months and that the uncertain tax positions the Company has recorded in relation to these tax years may change compared to the liabilities recorded for these periods. If the recorded uncertain tax positions are inadequate to cover the associated tax liabilities, the Company would be required to record additional tax expense in the relevant period, which could be material. If the recorded uncertain tax positions are adequate to cover the associated tax liabilities, the Company would be required to record any excess as a reduction in tax expense in the relevant period, which could be material. However, it is not currently possible to estimate the amount, if any, of such change.

11.	Share Based Compensation

J2 Cloud Services records share-based compensation expense for Parents’ share-based awards granted to its employees and non-employees for services provided. Share-based compensation expense is allocated from the Parent for each relevant employee on a monthly basis. The following disclosures relate to the Parents’ 2007 Stock Plan (the “2007 Plan”), 2015 Stock Option Plan (the “2015 Plan”) and 2001 Employee Stock Purchase Plan (the “Purchase Plan”). Such disclosures relate to grants of Parents’ stock-based awards and are not related to any grants of J2 Cloud Services, LLC share-based awards. Each plan is described below.

The 2007 Plan provides for the granting of Parents’ incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and other share-based awards. 4,500,000 shares of J2 Global common stock are authorized to be used for 2007 Plan purposes. Options under the 2007 Plan may be granted at exercise prices determined by the Parent’s Board of Directors, provided that the exercise prices shall not be less than the fair market value of J2 Global’s common stock on the date of grant for incentive stock options and not less than 85% of the fair market value of J2 Global’s common stock on the date of grant for non-statutory stock options. As of June 30, 2021, 7,250 shares underlying options and zero shares of restricted units were outstanding under the 2007 Plan. The 2007 Plan terminated on February 14, 2017.

The 2015 Plan provides for the granting of Parents’ incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance share units and other share-based awards. 4,200,000 shares of J2 Global common stock are authorized to be used for 2015 Plan purposes. Options under the 2015 Plan may be granted at exercise prices determined by the Parent’s Board of Directors, provided that the exercise prices shall not be less than the higher of the par value or 100% of the fair market value of J2 Global’s common stock subject to the option on the date the option is granted. As of June 30, 2021, 423,000 shares underlying options and 272,940 shares of restricted stock units were outstanding under the 2015 Plan.

All stock option grants are approved by “outside directors” within the meaning of Internal Revenue Code Section 162(m).

Stock Options

The following table represents stock option activity for the six months ended June 30, 2021:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2021	475,601	$69.61
Granted	—	—
Exercised	(45,351)	29.34
Canceled	—	—

Outstanding at June 30, 2021	430,250	$73.85	6.3	$27,405,745

Exercisable at June 30, 2021	180,250	$72.22	5.9	$11,775,745

Vested and expected to vest at June 30, 2021	363,615	$73.64	6.2	$23,239,725

The total intrinsic values of options exercised during the six months ended June 30, 2021 and 2020 were $4.0 million and $3.0 million, respectively.

The Parent recognized $0.4 million and $0.4 million of compensation expense related to stock options for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021 and December 31, 2020, unrecognized stock compensation related to non-vested stock options granted under each of the share-based compensation plans approximated $5.3 million and $5.8 million, respectively. Unrecognized stock compensation expense related to non-vested stock options granted under these plans is expected to be recognized ratably over a weighted-average period of 4.5 years (i.e., the remaining requisite service period).

Fair Value Disclosure

The Parent uses the Black-Scholes option pricing model to calculate the fair value of each option grant. The expected volatility is based on historical volatility of the Parent’s common stock. The Parent estimates the expected term based upon the historical exercise behavior of its employees. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term equal to the expected term of the option assumed at the date of grant. The Parent uses an annualized dividend yield based upon the per share dividends declared by the Parent’s Board of Directors. Estimated forfeiture rates were 12.22% and 11.52% as of June 30, 2021 and 2020, respectively.

Restricted Stock and Restricted Stock Units

The Parent has awarded restricted stock and restricted stock units to Parent’s Board of Directors and senior staff pursuant to certain share-based compensation plans. Compensation expense resulting from restricted stock and restricted unit grants is measured at fair value on the date of grant and is recognized as share-based compensation expense over the applicable vesting period. Vesting periods are approximately one year for awards to members of the Parent’s Board of Directors, four or five years for senior staff (excluding market-based awards discussed below) and eight years for the Chief Executive Officer.

Restricted Stock - Awards with Market Conditions

The Parent has awarded certain key employees market-based restricted stock awards pursuant to the 2015 Plan. The market-based awards have vesting conditions that are based on specified stock price targets of the Parent’s common stock. Market conditions were factored into the grant date fair value using a Monte Carlo valuation model, which utilized multiple input variables to determine the probability of the Parent achieving the specified stock price targets with a 20-day and 30-day lookback (trading days). Stock-based compensation expense related to an award with a market condition will be recognized over the requisite service period using the graded-vesting method regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. During the six months ended June 30, 2021 and 2020, the Parent awarded 73,094 and 82,112 market-based restricted stock awards, respectively. The per share weighted average grant-date fair values of the market-based restricted stock awards granted during the six months ended June 30, 2021 and 2020 were $94.40 and $70.99, respectively.

The weighted-average fair values of market-based restricted stock awards granted have been estimated utilizing the following assumptions:

	June 30, 2021	June 30, 2020
Underlying stock price at valuation date	$113.27	$91.17
Expected volatility	30.3%	27.0%
Risk-free interest rate	1.3%	0.7%

Restricted stock award activity for the six months ended June 30, 2021 is set forth below:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2021	820,566	$62.66
Granted	—	—
Vested	(334,294)	64.02
Canceled	(2,067)	82.38

Nonvested at June 30, 2021	484,205	$61.62

Restricted stock unit award activity for the six months ended June 30, 2021 is set forth below:

	Number of Shares	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2021	209,784
Granted	163,380
Vested	(100,224)
Canceled	—

Outstanding at June 30, 2021	272,940	3.4	$37,542,897

Vested and expected to vest at June 30, 2021	182,186	2.8	$25,059,725

The Parent recognized $10.7 million and $11.3 million of compensation expense related to restricted stock, restricted stock units and market-based restricted stock for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021 and December 31, 2020 , the Parent had unrecognized share-based compensation cost of approximately $43.8 million and $38.6 million, respectively, associated with these awards. This cost is expected to be recognized over a weighted-average period of 3.9 years for awards and 4.3 years for units.

Employee Stock Purchase Plan

The Purchase Plan provides for the issuance of a maximum of two million shares of the Parent’s common stock. Under the Purchase Plan, eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of J2 Global common stock at certain plan-defined dates. The price of the J2 Global common stock purchased under the Purchase Plan for the offering periods is equal to 85% of the lesser of the fair market value of a share of common stock of the Parent on the beginning or the end of the offering period.

The Parent determined that a plan provision exists which allows for the more favorable of two exercise prices, commonly referred to as a “look-back” feature. The purchase price discount and the look-back feature cause the Purchase Plan to be compensatory and the Parent to recognize compensation expense. The compensation cost is recognized on a straight-line basis over the requisite service period. The Parent used the Black-Scholes option pricing model to calculate the estimated fair value of the purchase right issued under the ESPP. The expected volatility is based on historical volatility of the Parent’s common stock. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a term equal to the expected term of the option assumed at the date of grant. The Parent uses an annualized dividend yield based upon the per share dividends declared by Parent’s Board of Directors. Estimated forfeiture rates were 11.15% and 16.50% as of June 30, 2021 and 2020, respectively. The increase in forfeiture rate comes as a result of the Purchase Plan being offered to all employees regardless of employment location.

For the six months ended June 30, 2021 and 2020, 58,145 and 53,694 shares were purchased under the Purchase Plan, respectively. Cash received upon the issuance of J2 Global common stock under the Purchase Plan was $4.2 million and $3.3 million for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, 0 shares were available under the Purchase Plan for future issuance.

The Parent recognized $1.3 million and $1.1 million of compensation expense related to the Purchase Plan for the six months ended June 30, 2021 and 2020, respectively.

The compensation expense related to the Purchase Plan has been estimated utilizing the following assumptions:

	June 30, 2021	June 30, 2020
Risk-free interest rate	0.02%	1.57%
Expected term (in years)	0.5	0.5
Dividend yield	0.00%	0.00%
Expected volatility	29.49%	23.95%
Weighted average volatility	29.49%	23.95%

J2 Cloud Services

Share-based compensation expense recognized at J2 Cloud Services for the six months ended June 30, 2021 and 2020 was $2.9 million and $3.2 million, respectively.

During the six months ended June 30, 2021 and 2020, the Parent granted zero and zero performance stock awards to employees of J2 Cloud Services, respectively.

During the six months ended June 30, 2021 and 2020, the Parent granted 13,447 and 16,812 performance stock units to employees of J2 Cloud Services, respectively.

During the six months ended June 30, 2021 and 2020, the Parent granted zero and zero restricted stock awards to employees of J2 Cloud Services, respectively.

During the six months ended June 30, 2021 and 2020, the Parent granted 13,883 and 20,166 restricted stock units to employees of J2 Cloud Services, respectively.

12.	Segment Information

The Company’s businesses are based on the organizational structure used by the chief operating decision maker (“CODM”) for making operating and investment decisions and for assessing performance. In accordance with the aggregation criteria within ASC Topic 280, the Company’s operating segments have been aggregated into two reportable segments: (i) Fax and Martech; and (ii) Voice, Backup, Security, and Consumer Privacy and Protection.

The Company’s business is driven primarily by subscription revenues that are relatively higher margin, stable and predictable from quarter to quarter with minor seasonal weakness in the fourth quarter.

The accounting policies of the businesses are the same as those described in Note 2 - Basis of Presentation and Summary of Significant Accounting Policies. The Company evaluates performance based on revenue, gross margin and profit or loss from operations before income taxes, not including nonrecurring gains and losses and foreign exchange gains and losses.

Information on reportable segments and reconciliation to the Condensed Consolidated Statement of Income is as follows (in thousands):

	Six Months Ended June 30,
	2021	2020
Revenue by reportable segment:
Fax and Martech	$206,181	$188,643
Voice, Backup, Security, and CPP	140,607	148,199

Total revenues	346,788	336,842

Gross profit by reportable segment:
Fax and Martech	$169,749	$156,714
Voice, Backup, Security, and CPP	101,886	102,341

Total gross profit	271,635	259,055

Direct costs by reportable segment (1):
Fax and Martech	$69,963	$60,507
Voice, Backup, Security, and CPP	116,144	80,739

Total direct costs (1)	186,107	141,246

Operating income (loss) by reportable segment:
Fax and Martech	$99,786	$96,207
Voice, Backup, Security, and CPP	(14,258)	21,602

Total income from operations	$85,528	$117,809

(1)

Direct costs for each segment include other operating expenses that are directly attributable to the segment, such as employee compensation expense, local sales and marketing expenses, engineering and network operations expense, depreciation and amortization and other administrative expenses.

The CODM does not use Balance Sheet and Cash Flow information in connection with operating and investment decisions. Accordingly, the following segment information is presented.

	June 30, 2021	December 31, 2020
Assets:
Cloud Services (1)	$1,586,866	$1,491,420

(1)	Assets of $107.1 million, which were classified as held for sale, were included within Cloud Services at June 30, 2021 (see Note 5 - Assets Held For Sale).

	Six Months Ended June 30,
	2021	2020
Capital expenditures:
Cloud Services	$19,474	$21,139

	Six Months Ended June 30,
	2021	2020
Depreciation and amortization:
Cloud Services	$32,662	$37,831

The Company maintains operations in the U.S., Canada, Ireland and other countries. Geographic information about the U.S. and all other countries for the reporting periods is presented below. Such information attributes revenues based on markets where revenues are reported (in thousands).

	Six Months Ended June 30,
	2021	2020
Revenues:
United States	$200,455	$231,712
Canada	38,657	33,570
Ireland	76,135	19,084
All other countries	31,541	52,476

	$346,788	$336,842

	June 30, 2021	December 31, 2020
Long-lived assets:
United States	$238,554	$210,367
All other countries	52,910	58,740

Total (1)	$291,464	$269,107

(1)	Long-lived assets of $38.1 million, which were classified as assets held for sale, were included within the schedule above at June 30, 2021.

13.	Supplemental Cash Flow Information

Cash paid for interest on outstanding debt was zero and $19.5 million for the six months ended June 30, 2021 and 2020, respectively.

Cash paid for income taxes net of refunds received was $11.9 million and $7.2 million for the six months ended June 30, 2021 and 2020, respectively.

As of December 31, 2020, in connection with certain operating costs provided by the Parent or other subsidiaries of the Parent, the Company had a related party payable balance of $13.3 million which is included in accounts payable and accrued expenses on the Condensed Consolidated Balance Sheet. During the six months ended June 30, 2021, management determined the balance will not be repaid and was converted in a non-cash transaction to a contribution from Parent.

14.	Accumulated Other Comprehensive Loss

The following table summarizes the changes in accumulated balances of other comprehensive loss, net of tax, for the six months ended months ended June 30, 2021 (in thousands):

Foreign Currency Translation
Balance as of January 1, 2021	$(55,966)
Other comprehensive loss	(5,307)

Net increase in other comprehensive loss	(5,307)

Balance as of June 30, 2021	$(61,273)

15.	Related Party Transactions

Parent contributions and distributions

In order to pay certain operating costs, income taxes and to fund certain acquisitions, the Company may enter into intercompany and related party transactions with the Parent, or other subsidiaries of the Parent, during the year. Certain intercompany balances in connection with operating costs, income taxes and to fund certain acquisitions are recorded as a contribution from Parent or a distribution to Parent within Member’s Equity. As of December 31, 2020, in connection with certain operating costs provided by the Parent or other subsidiaries of the Parent, the Company had a related party payable balance of $13.3 million which is included in accounts payable and accrued expenses on the Condensed Consolidated Balance Sheet. During the six months ended June 30, 2021, management determined the balance will not be repaid and was converted to a contribution from Parent. Intercompany notes on the accompanying Condensed Consolidated Balance Sheet reflect amounts payable or receivable from the Parent or other affiliated entities.

Notes receivable

In August 2018, the Company entered into a loan agreement with Ziff Davis International Ltd., a subsidiary of the Parent’s Digital Media division, for the amount up to £20.0 million British pounds, which is equivalent to $27.7 million U.S. dollars. The loan matures the earlier of (i) the dissolution or insolvency of the Borrower, or (ii) Borrower’s event of default; or (iii) the date on which any of Borrower’s representations or warranties become materially false, or (iv) August 31, 2023 and bears interest at a rate of 3.0% per annum. As of June 30, 2021, the principal amount outstanding on the loan was £6.5 million British pounds, which is equivalent to $9.0 million U.S. dollars.

Notes payable

In December 2016, the Company entered into a loan agreement with Ziff Davis Australia Pty. Limited, a subsidiary of the Parent’s Digital Media division, for $2.6 million Australian dollars, which is equivalent to $2.0 million U.S. dollars. The loan matures the earlier of (i) the dissolution or insolvency of the Company, or (ii) the Company’s event of default, or (iii) the date on which any of the Company’s representations or warranties become materially false, or (iv) December 1, 2022 and bears interest at a rate of 4.5% per annum. On April 1, 2019, the Company made a payment totaling $1.6 million Australian dollars, which is equivalent to $1.2 million U.S. dollars towards the $2.6 million Australian dollars loan. The payment included $1.4 million Australian dollars towards the principal, which is equivalent to $1.0 million U.S. dollars, and $0.3 million Australian dollars towards accrued interest, which is equivalent to $0.2 million U.S. dollars. On May 29, 2020, the Company made a payment totaling $1.3 million Australian dollars, which is equivalent to $1.0 million U.S. dollars towards the $2.6 million Australian dollars loan. The payment included $1.3 million Australian dollars towards the principal, which is equivalent to $0.9 million U.S. dollars, and $0.1 million Australian dollars towards accrued interest, which is equivalent to $0.1 million U.S. dollars. As of June 30, 2021, the note was fully paid.